Confidentially submitted to the U.S. Securities and Exchange Commission on September 9, 2026.

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[●]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LIS TECHNOLOGIES INC.

(Exact Name of Registrant as Specified in its Charter)

Nevada	2810	93-3676104
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

203 Victorius Blvd E, K-1330

Oak Ridge, Tennessee, 37830

(800) 388-5492

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Jay Jiang Yu

Chief Executive Officer

LIS Technologies Inc.

203 Victorius Blvd E, K-1330

Oak Ridge, Tennessee, 37830

(800)-388-5492

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

with copies to:

Richard I. Anslow, Esq.	Joseph M. Lucosky, Esq.
Lawrence A. Rosenbloom, Esq.	Lucosky Brookman LLP
Ellenoff Grossman & Schole LLP	101 Wood Avenue South, 5th Floor
1345 Avenue of the Americas	Woodbridge, NJ 08830
New York, NY 10105	Tel: (732) 395-4400
Tel: (212) 370-1300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED SEPTEMBER 9, 2026

[●] Shares of Common Stock

This is the initial public offering of [●] shares of common stock, par value $0.0001 per share, of LIS Technologies Inc., a Nevada corporation, on a firm commitment basis.

Prior to this offering, there has been no public market for our common stock. We anticipate that the initial public offering price of our common stock will be between $[●] and $[●] per share with a $[●] assumed initial public offering price (which is the midpoint of the $[●] and $[●] per share range; unless otherwise provided, this assumption is used throughout this prospectus). We have applied to have our common stock listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “LIS.” There is no assurance that our application will be approved by Nasdaq. If shares of our common stock are not approved for listing on Nasdaq, we will not consummate this offering.

The initial public offering price of our shares of common stock in the offering will be determined between the underwriter and us at the time of pricing, considering our historical performance and capital structure, prevailing market conditions, and overall assessment of our business. Therefore, the assumed initial public offering price used throughout this prospectus may not be indicative of the final offering price.

We are an emerging growth company under the Jumpstart Our Business Startups Act of 2012 and a “smaller reporting company” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and, as such, may elect to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Summary — Implications of Being an Emerging Growth Company” and “Summary — Implications of Being a Smaller Reporting Company.”

Investing in our common stock is speculative and involves a high degree of risk. Before making any investment decision, you should carefully review and consider all the information in this prospectus, including the risks and uncertainties described under “Risk Factors” beginning on page 20.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to us, before expenses (2)	$	$

(1)	Represents underwriting discounts equal to six and one-half percent (6.5%) per share (or $[●] per share), which is the underwriting discounts we have agreed to pay to investors in this offering introduced by the underwriter.

(2)	Does not include a non-accountable expense allowance equal to one-half of one percent (0.5%) of the gross proceeds of this offering, payable to the underwriters, or the reimbursement of certain expenses of the underwriters. We have also agreed to issue warrants to the underwriter to purchase a number of shares of common stock equal to seven percent (7%) of the total number of shares of common stock sold in this offering at an exercise price equal to one hundred and fifteen percent (115%) of the initial public offering price of the shares of common stock sold in this offering. For a description of the other terms of compensation to be received by the underwriters, see “Underwriting.”

We have granted a 30-day option to the underwriter to purchase up to [●] additional shares of common stock solely to cover over-allotments, if any. If the underwriter exercises the option in full, the total underwriting discounts will be $[●] and the additional proceeds to us, before expenses, from the over-allotment option exercise will be $[●].

The underwriter expects to deliver the shares of common stock to purchasers on or about [●], 2026.

Lead Bookrunning Manager

Titan Partners

The date of this prospectus is [●], 2026

You should only rely on the information contained in this prospectus and in any free writing prospectus prepared by or on behalf of us and delivered or made available to you. Neither we nor the underwriter have authorized anyone to provide you with additional or different information. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or a free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, operating results, and prospects may have changed since that date.

For investors outside the United States: Neither we nor the underwriter have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

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INDUSTRY AND MARKET DATA

Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from third-party industry analysts and publications and our own estimates and research. Some of the industry and market data contained in this prospectus are based on third-party industry publications. This information involves a number of assumptions, estimates and limitations.

The industry publications, surveys and forecasts and other public information generally indicate or suggest that their information has been obtained from sources believed to be reliable. None of the third-party industry publications used in this prospectus were prepared on our behalf. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” in this prospectus. These and other factors could cause results to differ materially from those expressed in these publications.

TRADEMARKS

We own or have rights to trademarks or trade names that we use in connection with the operation of our businesses, our corporate names, logos and website names. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by any other companies. All other trademarks are the property of their respective owners.

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PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. This summary contains forward-looking statements that involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions, or future events. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.” Before you decide to invest in our common stock, you should also read the entire prospectus carefully, including “Risk Factors” beginning on page 20, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 57, and the financial statements and related notes included in this prospectus.

Unless the context indicates otherwise, as used in this prospectus, all references to “LIST” are to LIS Technologies Inc., a Nevada corporation, and all references to “we,” “us,” “our,” “ourselves,” “our company,” “Company” and similar terminology are to LIST and its consolidated subsidiaries. Unless expressly indicated herein to the contrary, all references to share amounts in this prospectus give retroactive effect to the reverse stock split of our common stock at the ratio of one-for-2.5, effective April 22, 2024; all references to “US$,” “U.S. dollars,” or “$” are to the legal currency of the United States and all references to “C$,”“CAD$” or “Canadian dollars” are to the legal currency of Canada.

Overview

We are an early-stage uranium enrichment company focused on the development of patented and other proprietary laser-based uranium enrichment technologies and related capabilities for the production of enriched uranium to service the growing needs of the U.S. domestic and international nuclear energy industry.

Uranium, as a chemical element, exists as different isotopes, which have different atomic masses due to varying numbers of neutrons in their nuclei.  Natural uranium dug out of the ground is roughly 99.3% U-238 (i.e., uranium with 238 neutrons) and only roughly 0.7% uranium-235 (“U-235”).  Enrichment is the mechanical process (traditionally through the use of high-speed gas centrifuges) of separating these isotopes by weight to increase the concentration of U-235 to the levels required to sustain a nuclear chain reaction (typically 3% to 5% for commercial power reactors, or up to 20% for high-assay low-enriched uranium, known as HALEU). Enriched uranium is a key component used in the manufacture of nuclear fuel for commercial nuclear power reactors and other nuclear energy applications. Due to increasing global demand for nuclear energy and the U.S. and other nations’ focus on next generation nuclear power technologies, the development and expansion of nuclear reactors are expected to continue. As new nuclear reactors are designed, constructed, and brought into operation, demand for nuclear fuel, including enriched uranium, is anticipated to increase accordingly.

Our target markets include operators of commercial light-water reactors (“LWRs”) as well as developers and operators of advanced nuclear reactor technologies, including small modular reactors (“SMRs”) and microreactors (“MMRs”). Subject to obtaining the necessary regulatory approvals and developing commercial-scale operations, we intend to produce and supply enriched uranium to participants in our target markets. In December 2025, we received a radiological material license (the “Radiological Material License”) from the State of Tennessee to start Phase 1 and Phase 2 (each as defined below) of our development plan in our Oak Ridge Test Demonstration Facility (as defined below). This Radiological Material License authorizes us to conduct certain laboratory-scale activities involving radioactive materials. We are required to receive a license from The U.S. Nuclear Regulatory Commission (“NRC”) prior to constructing and operating a commercial uranium enrichment facility. NRC licenses uranium enrichment facilities and authorizes the possession and use of nuclear materials, ensuring that proposed equipment, facilities, and safety controls meet federal requirements for public health, environmental protection, and national security. As of the date of this prospectus, other than the Radiological Material License, we do not hold any other licenses or approvals from the NRC or other regulatory authorities, and we have not yet commenced commercial production or sales of enriched uranium.

Our proprietary technology encompasses the Condensation Repression Isotope-Selective Laser Activation (“CRISLA”) process, and other proprietary processes and systems (which we refer to as the “LIST technology”). These technologies include, among other things, laser gas mixes, laser architecture, equipment configurations, standard operating procedures, calculations, and separator design and manufacturing which are unique to the LIST technology. Our core process is CRISLA, a U.S.-origin laser-based isotope enrichment process initially demonstrated in the early 1990s. Although CRISLA achieved successful experimental validation, its further development and commercialization, as well as the development of other U.S. laser-based uranium enrichment technologies, were not pursued to commercial deployment during the 1990s, primarily due to changes in geopolitical conditions, uranium supply and demand, enrichment prices and broader market and financing conditions, rather than a determination that the underlying technology was technically infeasible. In recent years, the U.S. has taken steps to strengthen its domestic nuclear fuel supply chain and reduce reliance on foreign sources of enriched uranium, including the enactment of the Prohibiting Russian Uranium Imports Act in 2024, which, subject to statutory exceptions and waivers, prohibits the importation into the United States of unirradiated low-enriched uranium (“LEU”) produced in Russia or by a Russian entity. We believe these developments may increase demand for domestic uranium enrichment services and support a more diversified U.S. nuclear fuel supply chain. We are seeking to revive, further develop and commercialize CRISLA to address this potential market opportunity. See “Business - Our LIST Technology” for detail.

CRISLA utilizes lasers to selectively excite target isotopes within a controlled gas-flow environment, thereby enhancing the physicochemical differences between the target isotope and non-excited isotopes and enabling efficient separation. A patent relating to CRISLA process was filed with the United States Patent and Trademark Office (USPTO) in 2014 and published in June 2019 (“CRISLA Patent”). In March 2024, the CRISLA Patent was assigned to LIST.

As of the date of this prospectus, we have not generated any revenues. We have incurred and accumulated net losses of $61,119,876 since our inception on December 31, 2021 through April 30, 2026.

Our Development Phases

Our business plan contemplates leveraging CRISLA for the enrichment, production and sale of uranium. We have focused, and will continue to focus, on advancing these efforts toward potential commercialization across four phases (as defined below), with Phases 1-3 running concurrently. Across all four phases of our development plan, we engage, and expect to continue to engage, multiple contractors and consultants to support our operations and project development activities. Based on our current development plan, we believe that:

Phase 1 (which we commenced in 2025) is expected to be conducted through 2027 with the goal of re-demonstrating and optimizing enrichment results related to the CRISLA process;

Phase 2 (which we commenced in 2025) is expected to be conducted through 2028 with the goals of developing industrial-scale equipment and utilizing such equipment to commence uranium enrichment;

Phase 3 (which we commenced in 2025) is expected to be conducted through 2030 to prepare for LIST Island’s early site preparation and construction, regulatory licensing, and the conceptual design of our LEU-3 Facility; and

Phase 4 from 2030 onward to construct a pilot facility (the “Pilot Plant”) designed to produce approximately 50 metric tons of LEU per year by 2030, with a planned production capacity of approximately 0.5 million separative work units (“SWU”) per year.

A SWU is a measure of effort required to enrich natural uranium into reactor-grade fuel, and to strip the tails (the by-product of enriched uranium) down to a specified level (i.e., the concentration of U-235 left in the tails). A SWU is not a unit of energy, but rather a mass-based measure of separation capacity and fuel processing cost to which value is attributed in the marketplace.

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As of the date of this prospectus, we have commenced testing or experiment activities relating to Phase 1 of our development plan, including laboratory-scale testing and optimization of CRISLA enrichment parameters. However, we have not commenced experimental testing of industrial-scale equipment at Phase 2 and our Phase 2 activities currently relate to the design of industrial-scale equipment, and the renovation of the newly acquired property located at 150 Americus Ave., Oak Ridge, Tennessee (“150 Americus Property”), intended to house our Phase 2 operations. We have also commenced certain preliminary activities relating to Phase 3; however, we have not yet commenced any research and development, experimental or testing activities related to Phase 3. Our Phase 3 activities are currently limited to preparatory work, including preparations for the applicable licensing and regulatory processes, site environmental characterization, and the conceptual design work for our planned LEU 3 Facility (as defined below). In addition, we have not yet commenced any activities relating to Phase 4. The timing and scope of our subsequent Phases 1-3 activities and the commencement, timing and scope of Phase 4 activities will depend on the successful completion of the applicable preceding preparation and development activities and the satisfaction of applicable technical, regulatory, financing and other requirements. Our development plan is subject to change as we continue to evaluate our technology, development results, regulatory requirements, financing needs and market conditions, and there can be no assurance that we will complete any particular phase within our currently anticipated timeframe or at all.

Subject to the successful development of our LIST technology, the availability of financing, the receipt of required regulatory approvals and licenses, and the successful construction and operation of the Pilot Plant, we subsequently plan to develop our commercial LEU-3 facility (the “LEU-3 Facility”) on the LIST Island (formerly known as Duct Island), a 206-acre brownfield site which we currently own in Oak Ridge, Tennessee, located adjacent to the historic K-25 uranium enrichment site where the world’s first uranium enrichment operations were conducted for the Manhattan Project in 1942-1945. Our project name will be known as “Project FUEL,” which is short for Future Uranium Enrichment with Lasers. In January 2026, we announced that our Project FUEL will be performed in the LEU-3 Facility. Based on our current expectations, we anticipate that our LEU-3 Facility will commence operations in 2033 and be developed in phases. The initial phase is expected to have a planned enrichment capacity of approximately 3.0 million SWU per year. Subject to market conditions, financing availability, regulatory approvals, customer demand, and operational performance, we may subsequently expand the LEU-3 Facility to a planned enrichment capacity of approximately 5.0 million SWU per year. Assuming both facilities (Pilot Plant and LEU-3 Facility) become operational and operate at their respective planned production capacities, we expect our aggregate planned production capacity to be approximately 5.5 million SWU per year. See “Business – Our Proposed Business Line – Laser Enrichment of Uranium” for further information.

The above timelines are estimates only and are subject to change based on a variety of factors, including the availability of funding, technical progress, regulatory requirements, and other circumstances, many of which may be beyond our control. The timing, production capacity, and scale of the Pilot Plant and the LEU-3 Facility are based on our current development plan and are subject to substantial risks and uncertainties, including technological, regulatory, financing, construction, operational, and market-related factors. Accordingly, there can be no assurance that these facilities will be completed on the anticipated timelines, achieve the expected production capacities, or commence operations as currently planned.

Based on our current expectations regarding industry developments and projected demand for nuclear fuel, our development plan is intended to position us to participate in the nuclear fuel market as additional nuclear generation capacity and related fuel requirements emerge. Our ability to achieve the milestones set forth in our development timeline will depend on numerous factors, including the successful development and demonstration of our technology, the availability of financing, the receipt of required regulatory approvals and licenses, construction progress, market conditions, and similar or other factors both within and outside of our control. We are currently conducting laboratory testing and other research and development activities relating to our laser enrichment technology. In parallel, we are evaluating and planning potential scale-up and commercialization activities, including preliminary engineering and design work for our LEU-3 Facility and the preparation of documentation that may be required in connection with future licensing activities with the NRC. However, there can be no assurance that we will successfully develop, license, or commercialize our technology, or that we will achieve our anticipated development milestones on the timelines currently contemplated.

Our Vision, Government Support and Market Opportunity

Our Vision

Our vision is to deliver a reliable and domestic supply of LEU for U.S. utilities and advanced reactor developers. Our development strategy is centered on a modular CRISLA enrichment approach, combined with phased commercialization efforts, early engagement with regulatory authorities, and the development of strategic relationships with suppliers and other industry participants. We believe this approach, if successfully implemented, may support future capacity expansion through the deployment of additional modular units rather than reliance on a single large-scale facility.

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Government Support

We believe that the U.S. government is increasingly showing strong support for nuclear energy through various initiatives aimed at advancing nuclear technology.

The U.S. Department of Energy (“DOE”) has opened several initiatives in the last few years aimed at increasing the amount of LEU and HALEU available in the US. The DOE also plans to allocate $2.7 billion to develop LEU and HALEU infrastructure capabilities. According to the DOE publication entitled “Domestic Low Enriched Uranium Supply Chain,” the DOE signed contracts with six companies for LEU enrichment that allows them to bid on future work. We have been selected as one of six participants in the DOE’s LEU acquisition program, in the form of a ten-year, multiple-award indefinite-delivery/indefinite-quantity (IDIQ) contract with the DOE (“DOE IDIQ contract”) entered into under the Nuclear Fuel Security Act of 2023, under which the DOE may order LEU-related studies, analyses and production work through individual task orders. Work is ordered only through such task orders, each of which specifies its own scope, deliverables, schedule and pricing. Under each task order, we generally furnish the personnel, facilities and materials necessary to perform the ordered work and are compensated on the basis specified in that order; the DOE IDIQ contract does not fund the construction or operation of any enrichment facility, and we are responsible for the development, construction and operating costs associated with our laser-based uranium enrichment technology. Our participation in this program does not currently create any material binding contractual obligations on the part of us or the DOE. Our participation remains subject to applicable eligibility requirements and program conditions, and the DOE retains discretion to modify, suspend or terminate program activities. We do not currently rely on this program for funding. See “Business” for further information.

We have been offered, and are in various stages of applying for and securing, a package of state and local economic incentives in connection with our planned uranium enrichment facility in Oak Ridge, Tennessee, with an estimated aggregate potential value of more than $200 million over the life of the incentives. The package consists of incentives and other support from the State of Tennessee, applicable local governmental authorities and the Tennessee Valley Authority (TVA), including potential tax credits, sales and use tax exemptions, a payment-in-lieu-of-taxes (PILOT) arrangement providing property tax abatement, cash grants and power-bill credits. Most of these incentives have not been finally awarded and remain subject to our satisfaction of specified conditions and performance requirements, which may include, among others, the creation and maintenance of a specified number of jobs, minimum capital investment thresholds, wage requirements and project-related milestones, as well as, in certain cases, final approvals, execution of definitive agreements and payment of applicable fees. The estimated value of the package is based on projected levels of capital investment and job creation and would be realized, if at all, over a period of years; actual amounts may differ materially. The terms and conditions of these incentives are set forth in accountability agreements, grant contracts, term sheets, offer letters and applications with the relevant government authorities. Where incentives have been or are expected to be documented in binding agreements, those agreements generally provide that the applicable benefit may be reduced, suspended, terminated or subject to repayment (or “clawback”) if we fail to satisfy the applicable job creation, capital investment or other performance requirements; in certain cases, we may be required to repay all amounts previously received if performance falls below specified minimum thresholds. We remain responsible for all costs associated with the construction and operation of our planned facilities, and none of these incentives fund, or obligate any authority to fund, the construction or operation of the facilities. Our interactions with TVA relate to potential power supply arrangements and our potential participation in TVA’s economic development programs, which do not currently obligate TVA to provide funding to us or to assume responsibility for the construction or operating costs of our planned facilities. As of the date of this prospectus, we have not received any incentive or monetary support from the State of Tennessee, applicable local governmental authorities or the TVA.

On January 15, 2025, we were awarded a Phase I Small Business Innovation Research (SBIR) contract (Contract No. FA864925P0078) by the U.S. Department of the Air Force, administered through AFWERX, a component of the AFRL, under a topic relating to nuclear fuel supply chain security. The award is a firm-fixed-price federal procurement contract, fully funded in the total amount of $74,866, under which we agreed to perform Phase I research relating to our CRISLA enrichment process and to prepare and deliver a preliminary technical report and a final technical report, subject to AFRL acceptance before payment. The contract contains customary federal terms, including performance and reporting requirements, SBIR program eligibility conditions, provisions governing rights in technical data generated under the award, and stop-work and termination provisions. The award funds research and development activities only; it does not obligate the government to fund any future phase, procurement or commercial deployment, and does not constitute a commitment by the U.S. Department of the Air Force or any other U.S. government agency to procure our technology or to award us any future contract. We are responsible for all costs beyond the funded amount. Participation in the SBIR program may help position us to compete for future government research or procurement opportunities, although we can provide no assurance that any such opportunities will result.

Although we have received certain government incentives and awards, we do not currently rely on government funding to sustain our operations or execute our current development plan. Our current operations and a scaled and prioritized subset of our Phase 1 and Phase 2 activities are expected to be funded primarily through existing cash resources and other available sources of capital. However, substantial additional capital will be required to complete the remaining activities under Phases 1 and 2 and to advance our technology through the development, licensing, construction and operation of commercial-scale enrichment facilities contemplated by Phases 3 and 4. We expect to seek additional capital through equity or debt financings (including this offering), strategic investments, commercial arrangements or other sources of capital. We may also seek government grants, incentives or other public funding in the future; however, our current development plan and capital strategy are not dependent on the receipt of any particular government funding, and any future government funding would be subject to applicable eligibility, approval, funding availability and other conditions. See “Business - Government Support” for further information.

Our Market Opportunity

The market opportunity for our technology and fuel products is expanding rapidly as global and domestic demand for nuclear fuel increases, driven by renewed commitments to nuclear energy. For example, in May 2025, President Trump announced a long-term goal to quadruple nuclear power capacity in the United States by 2050, reflecting a strategic focus on nuclear energy as a cornerstone of national energy and climate policy. Nuclear power is increasingly recognized as a reliable, carbon-free source of baseload electricity that complements intermittent renewable generation and supports global decarbonization objectives.

Our current development timeline is informed, in part, by our assessment of anticipated future demand for uranium enrichment services and enriched uranium products (“EUPs”). According to the UxC Enrichment Market Q1 2026 report (“UxC Report”), the existing U.S. fleet of nearly 100 reactors, including three previously shuttered units that are being restarted, is expected to operate well into the 2050s and beyond. Under the low-case scenario presented in the UxC Report, U.S. nuclear capacity is projected to be approximately 114 gigawatt electrical (“GWe”) in 2045, compared to approximately 99 GWe of operable capacity as of March 31, 2026.  Under the high-case scenario, U.S. nuclear capacity is projected to increase to approximately 135 GWe by 2045. As illustrated in the chart below, projected U.S. separative work unit (“SWU”) requirements range from approximately 11 million SWU in 2045 under the low-case scenario to approximately 39 million SWU in 2045 under a high-growth scenario in which U.S. nuclear capacity approximately triples by 2050. By comparison, current U.S. domestic enrichment capacity is less than 5 million SWU per year, resulting in a projected supply gap of approximately 6 million to 35 million SWU per year, depending on demand growth assumptions.

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Source: U.S. Enrichment Requirements Scenarios, 2026-2045 (UxC Report, 2026)

According to the UxC Report, the growing global energy demand and shift toward low-carbon energy sources are driving the need for nuclear power generation. Nuclear reactors require a steady supply of enriched uranium for fuel, and expansions in existing reactors, along with new reactor constructions, are increasing uranium enrichment requirements. Governments and private players are investing in nuclear infrastructure to ensure energy security and reduce carbon emissions. This rising demand for nuclear power directly fuels the uranium enrichment market, as both LEU and high-enriched uranium (“HEU”) are essential for reactor operations. According to the World Nuclear Association, in 2024, nuclear reactors worldwide generated a record-breaking 2,667 terawatt-hours (TWh) of electricity, the highest ever delivered by nuclear energy, helping avoid 2.1 billion tons of carbon dioxide (or CO2) emissions from coal generation equivalents.

Relationship with NANO Nuclear

The enrichment technology and fast deployment are handled by our experts and project managers, with demonstrated ability to innovate and deliver. NANO Nuclear Energy Inc., a related party through common ownership and management (“NANO Nuclear”), is primarily focused on the development of micro nuclear reactors and is also seeking to develop nuclear supply chain capabilities such as uranium mining, milling, conversion, transportation, and supply of uranium feedstock, and our business could benefit from these capabilities.

Following a $2 million investment provided to us by NANO Nuclear in August 2024 as part of a seed round of investing in which NANO Nuclear purchased 2,666,667 shares of our common stock from us, on November 4, 2024, we entered into an agreement with NANO Nuclear to memorialize the terms of our business collaboration. On September 8, 2026, given the passage of time and the evolution of our and NANO Nuclear’s respective businesses, we amended and restated such agreement in its entirety, titling the agreement as a Joint Collaboration Agreement. Our Joint Collaboration Agreement is a framework for our current and proposed future work with NANO Nuclear and provides, among other matters, that (i) NANO Nuclear will work towards developing the necessary uranium conversion facilities and capabilities to supply us with UF6 feedstock for our envisioned enrichment and deconversion processes; (ii) we will provide NANO Nuclear with EUP in the form of enriched and deconverted UF6 fuel based on the feedstock provided by NANO Nuclear; (iii) we and NANO Nuclear will maintain reciprocal “preferred customer” status for UF6 feedstock and EUPs, respectively; and (iv) we and NANO Nuclear will seek to enter into a future arrangement regarding the sale of uranium products produced based on UF6 feedstock that is provided by NANO Nuclear and enriched and deconverted by LIST. Subject to the execution of a definitive agreement between the parties, the final sales price of such uranium products sold to customers shall be determined based on all costs and services related to conversion, enrichment, and deconversion. NANO Nuclear will be paid in accordance with UF6 feedstock provided to LIST, and LIST will be paid in accordance with its enrichment and deconversion services. The terms of sharing proceeds from the sale of such uranium products, including the percentage split and other relevant details, shall be set forth in the definitive agreement.

Under the Joint Collaboration Agreement, we and NANO Nuclear further agreed to (i) share costs of developing the contemplated integrated fuel supply chain, particularly in the areas where there is an overlapping benefit to both companies, including joint marketing and sales efforts, and to allocate the costs on a case-by-case basis through mutual agreements in writing in accordance with needs of the specific projects or activities involved and the proportional benefit to each of them and (ii) share in any jointly developed intellectual property arising from the efforts of the parties. As of the date of this prospectus, we and NANO Nuclear have not yet entered into any definitive agreement regarding the foregoing commercial terms. The terms and timing of such agreement remain subject to the appropriate evolution of the businesses of our company and NANO Nuclear (such that each party could fulfill its obligations), and further future discussions and negotiations between the parties, including with respect to the applicable profit-sharing arrangements, pricing, allocation of costs and expenses, responsibilities of the parties, and other commercial terms. The execution of such agreement will also depend on the progress and results of the parties’ technical and commercial development activities and, as applicable, the satisfaction of relevant regulatory and other requirements. Accordingly, there can be no assurance that the parties will enter into such agreement on the terms currently contemplated, or at all. See “Business – Material Agreements” and “Risk Factor - We may not be able to enter into the contemplated sharing proceeds definitive agreement with NANO Nuclear, which could adversely affect our ability to realize the anticipated commercial benefits of our partnership with NANO Nuclear” for further information.

We may obtain uranium feedstock from various sources in the future, including NANO Nuclear, subject to the availability of supply, satisfaction of applicable regulatory requirements, and the negotiation and execution of definitive agreements in future. Our approach to risk management and operational oversight is supported by the resources, expertise, and technical assistance available through our management team and external industry relationships. We collaborate with NANO Nuclear on certain matters relevant to our business, including regulatory strategy, industry developments, and other nuclear industry-related matters. To facilitate coordination, we and NANO Nuclear have established a joint Project Management Office comprised of representatives from both parties. The Project Management Office serves as a communication and coordination forum through which the parties discuss regulatory matters, nuclear industry-related matters, and other topics of mutual interest.

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We and NANO Nuclear maintain an ongoing collaborative relationship and meet periodically to discuss areas of mutual interest, potential collaboration opportunities, industry developments, and updates regarding our respective business strategies. In addition, NANO Nuclear may provide us with technical and operational support through consultations with its subject matter experts on matters relevant to regulatory considerations and other industry-related topics when requested by us. NANO Nuclear is also an early investor in our company and, as of the date of this prospectus, has invested an aggregate of approximately $2.0 million in our company. Jay Jiang Yu, our Chief Executive Officer and Chairman of the Board, is the Chairman of the Board and President, as well as a material stockholder, of NANO Nuclear.

In addition to our collaboration with NANO Nuclear, we engage specialized consultants and contractors to support licensing, engineering, manufacturability, and industrialization of our critical subsystems. We intend to establish an organizational structure that resembles a mature nuclear project delivery team, rather than a standalone research and development effort, in order to support efficient project execution, regulatory compliance, and timely progression from design through commercial deployment. This approach is intended to leverage external expertise while maintaining oversight and integration of all critical functions across our operations.

Our Competitive Strengths

We believe we have the following competitive strengths relating to our LIST technology:

Compared to Centrifuges

Global uranium enrichment is currently dominated by gas centrifuge cascades. Centrifuge technology is well-established and efficient, but it relies on very large numbers of precision rotating machines, complex cascade arrangements, and long manufacturing lead times. Our laser-based enrichment approach, using LIST technology, offers several potential advantages over conventional centrifuge enrichment:

●	Targeted Isotope Separation.

●	Potentially Lower Capital and Operating Costs.

●	Efficient Feedstock Utilization.

●	Flexible Product Assay.

●	Operational Flexibility.

●	Higher Product Purity.

Compared to other Laser Enrichment Processes

Laser enrichment of uranium has been studied for over 50 years, with research conducted by numerous countries, including but not limited to, the United States, France, Japan, Russia, Germany, South Africa, Brazil, and South Korea. To date, none of these efforts have resulted in commercial operations, primarily due to technical and scaling challenges. Although we believe our CRISLA process incorporates design characteristics that may address or mitigate certain technical challenges encountered by prior laser enrichment approaches, we are an early development stage company, and our laser enrichment technology has not yet been commercialized. Significant additional research and development, testing and validation, regulatory review and approvals, facility design and construction, and substantial capital expenditures will be required before any commercial-scale enrichment operations can be achieved. We have not yet demonstrated that our CRISLA process can achieve the technical performance, reliability, scalability or cost efficiency required for commercial deployment, and successful results at laboratory or pilot scale, if achieved, may not be predictive of commercial-scale performance. There can be no assurance that we will successfully develop, scale or commercialize our CRISLA process or that we will be able to obtain the substantial additional capital required to implement our development plan.

Our CRISLA process excites a different uranium hexafluoride (UF₆) vibrational mode (3ʋ₃ instead of ʋ₃), enabling separation and high photon utilization without pulsed lasers or complex wavelength conversion. The continuous-wave architecture reduces active components, increases reliability, shortens repair times, and allows scalable, industrial enrichment. Accordingly, it offers a simplified, industrially applicable approach compared with prior laser enrichment methods, including atomic vapor laser isotope separation (“AVLIS”) and molecular laser isotope separation (“MLIS”).

In AVLIS, the vapor pressure of the uranium ions is very low, which limits the technology’s practicality for commercial-scale deployment. In addition, severe corrosion and erosion issues occur on the collector plates due to exposure to high-temperature U-ions. Although AVLIS technology advanced to Technology Readiness Levels 6–7, it was never commercialized, despite more than $2 billion having been invested in its development in the United States over a period of approximately 20 years. These challenges illustrate the technical and economic difficulties associated with scaling certain laser enrichment technologies to commercial operations, highlighting the importance of modular, high-efficiency approaches in achieving commercially viable enrichment. When it comes to CRISLA, it uses UF₆ gas in a continuous-wave laser system, which, we believe, can eliminate corrosion issues and support industrial-scale operation.

When it comes to MLIS, it relies on pulsed laser systems with complex wavelength conversion and multiplexing. Enrichment occurs only during laser pulses, leaving gaps that require additional system complexity to maintain throughput. When it comes to CRISLA, it employs continuous-wave irradiation, which provides a 100% duty cycle, uniform photon-gas interaction, and simpler system architecture.

In addition to the above-mentioned strengths with respect to our uranium enrichment technology, we believe we are also competitively differentiated in many ways:

●	No Reliance on Government Funding. Most enrichment companies rely, to varying degrees, on government grants and financing to support the development and advancement of their technologies. As a result, the pace and continuity of such companies’ progress may be affected by the availability of government funding. Although we have participated in certain government programs and received certain government awards, we do not currently rely on government funding as a source of capital necessary to sustain our ongoing operations or to execute our current development plan. We believe that the government incentives and program-related benefits we have received to date, and are expected to receive in future, have been supplemental in nature and have not constituted a material source of funding on which our current development plan depends. Our belief is primarily based on the fact that our existing operations and currently planned research and development activities are funded through our existing cash resources and other available sources of capital, rather than through government grants or incentives. Based on our current development plan and timelines for Phase 1 and Phase 2, we believe that our existing cash resources are sufficient to support a scaled and prioritized subset of activities associated with research and development activities through Phase 1 and Phase 2 of our development plan. That is, we may advance certain development efforts while deferring or sequencing other discretionary activities based on available resources. The other activities contemplated under Phase 1 and Phase 2 of our development plan, and the development and commercialization of our technology and products, particularly the development, licensing, construction and operation of commercial-scale enrichment facilities contemplated by Phase 3 and Phase 4 of our development plan, will require substantial additional capital. We expect to seek additional capital through equity or debt financings, strategic investments, commercial arrangements or other sources of capital. We may also seek government grants, incentives or other public funding in the future; however, our current development plan and capital strategy are not dependent on the receipt of any particular government funding, and any future government funding would be subject to applicable eligibility, approval, funding availability and other conditions. See “Business - Our Vision, Government Support and Market Opportunity” for details.

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●	Key Industry Investment and Support from NANO Nuclear. As of the date of this prospectus, we have received an aggregate of $2 million from NANO Nuclear, an advanced nuclear technology and clean energy company. NANO Nuclear’s investment represents a direct equity investment in our company by an investor with experience in the nuclear industry. While we believe that our ability to attract investment from investors with industry experience may reflect interest in our business and technology development efforts, such investment should not be viewed as an endorsement of our technology, business prospects, or the merits of an investment in our securities, and there can be no assurance that other investors will reach similar conclusions regarding our company.

●	Strategic Industry Partners. As of the date of this prospectus, we have partnered with a few companies in support of our business developments. Between July 2025 and March 2026, we entered into a series of agreements, including, among others, a Master Professional Services Agreement (“MSA”) and a Strategic Investment Agreement (“SIA”) and an amendment to SIA (the “SIA Amendment”), with Starfire Industries (as defined below), a provider of advanced plasma and neutron-based technologies, for the development, production, and supply of a customized laser product leveraging the Starfire Industries’s intellectual property, nuclear and plasma engineering know-how and manufacturing expertise. We believe that its involvement provides us with access to technical expertise and industry knowledge that may assist us in the development of our technology and business strategy. In November 2025, we also selected Enveniam (as defined below) as our vendor and project partner providing engineering, technology, and project management services in support of the design, development, and construction of our LEU-3 Facility. See “Business – Material Agreements.” However, there is no assurance that their involvements will result in the successful development or commercialization of our technology or facility.

●	Technical Insights. On the technical front, we have gained valuable insights into the challenges that affected earlier participants in the laser-based enrichment industry. Our President and co-founder, Mr. Christo J. Liebenberg, has significant experience in laser-based enrichment technologies. He spent approximately 15 years working on the MLIS program in South Africa, including serving as a Technical Leader, and an additional six years on a laser enrichment project, where he served as a Laser Manager. After leaving that position, Mr. Liebenberg spent approximately 12 years at ASML (as defined below), a manufacturer of extreme ultraviolet (EUV) equipment that is used to make advanced semiconductor chips. During his time at ASML, he identified an advanced generation of industrial laser systems that were potentially suitable for application in the CRISLA process, and not suitable for other laser enrichment approaches, including the legacy MLIS and AVLIS methods. These observations contributed to our renewed efforts to further develop the CRISLA process.

●	Key Government Contacts. We have secured individuals with experience in the nuclear energy industry and related governmental and regulatory agencies to serve on our Executive Advisory Board, including John M. Paxton Jr., S. Clinton Hinote, John M. Shimkus, Brent Park, Ph.D., Randall L. Beatty, Ph.D., Junaid Razvi, Ph.D., Dennis Garratt, Ph.D., and Tom Blees, whose backgrounds are described under “Management — Our Executive Advisory Board.” These individuals bring experience across various aspects of the nuclear industry, including regulatory frameworks, national laboratories, and technical operations. We believe that the experience and perspectives of these advisors may provide us with general industry insights relevant to our business and operations. We may, from time to time, consult with such individuals on technical, regulatory, and industry matters, and these individuals may provide general guidance and industry perspectives based on their prior experience in the nuclear energy and related regulatory fields. Such input may assist our management in identifying and considering various technical, operational, and regulatory issues relevant to our business. However, there can be no assurance that any such input will be complete, timely, or sufficient, and it should not be relied upon as a substitute for our own internal evaluation, compliance processes, or risk management procedures. Our advisory relationships are intended to supplement our internal capabilities by providing access to industry experience and perspectives. There can be no assurance that such relationships will result in any operational, regulatory, or commercial benefits, or that they will improve our ability to address regulatory or other challenges in our business.

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Team of Industry Experts. We have built an execution-focused team designed to support the development and potential commercialization of advanced laser enrichment technologies at scale. Our multidisciplinary team integrates expertise across laser isotope separation, advanced laser and optics engineering, medical and stable isotope production, mechanical and high-vacuum systems, uranium gas handling, instrumentation, safety and quality programs, nuclear fuel-cycle licensing, and security and cybersecurity.

To accelerate progress while maintaining capital discipline, we supplement our technical team with specialized contractors and advisors in critical areas, including NRC uranium enrichment licensing, detailed engineering and facility design, manufacturing oversight, and systems integration. Our Laser Tiger Team (as defined below) provides strategic technical oversight to our industrial laser development program, with the objective of mitigating technical risks and accelerating the development of next-generation laser systems.

Our Challenges

Our plans to develop and launch a uranium laser enrichment business will continue to face many significant challenges, as our business involves complex nuclear technology, regulatory hurdles, rapidly shifting market dynamics and intense competition. These challenges include, but are not limited to, the following:

●	Obtaining the requisite permits and licenses for nuclear facilities is a complex, time-consuming and highly regulated process, particularly with respect to sensitive nuclear technologies, such as uranium enrichment. Enrichment operations are subject to stringent safety, security and environmental standards, and the associated regulatory review and approval processes may be lengthy and resource-intensive.

●	Ensuring the safety and security of an enrichment facility throughout its lifecycle is critical to the protection of personnel and the public. The development, implementation and ongoing maintenance of robust safety systems and operational protocols present significant technical and operational challenges. In addition, enrichment facilities must implement comprehensive security measures designed to protect sensitive materials, classified information and proprietary technologies from theft, sabotage or unauthorized access, in compliance with applicable regulatory requirements.

●	Building and operating an enrichment facility will be very capital-intensive. For example, in January 2026, we announced our goal to invest $1.38 billion in our future flagship commercial scale laser-based uranium enrichment facility on the historic footprint of the K-25 uranium enrichment site in Oak Ridge, Tennessee. Securing sufficient financing to develop this facility, as well as effectively managing costs, including operating and maintenance expenses, present and will continue to present, significant ongoing challenges to our business.

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●	Procuring the equipment at the scale required for a commercial facility presents logistical and supply chain challenges. With our stated goal of developing unencumbered technology, it is imperative that we develop a US-based supplier base for key components.

●	The political and regulatory environment is subject to change, which may affect the stability and economic viability of nuclear projects. In addition, geopolitical developments may impact the development, access, transfer and export of nuclear technology.

●	Advancing our LIST technology through successive technology readiness levels while concurrently preparing for a commercial facility involves various technical, regulatory, financial and execution challenges.

Our Growth Strategies

Our growth strategy is focused on the development of our technology for potential application in the production and sale of enriched uranium for use in the nuclear power industry. If successfully developed and commercialized, such products could contribute to broader efforts to diversify nuclear fuel supply sources in the United States; however, there can be no assurance that we will achieve such outcomes or that our activities will have any impact on domestic supply chains.

We intend to evaluate opportunities to participate in applicable government programs and initiatives as they become available. Any participation in such programs would be subject to eligibility requirements, competitive application processes, and other conditions. There can be no assurance that we will qualify for or receive any government funding or other support. We may, from time to time, evaluate opportunities to expand our operations, including through the potential acquisition or development of additional facilities, although as of the date of this prospectus, we have not entered into any definitive agreements for such acquisitions. Any such expansion would depend on a variety of factors, including market conditions, regulatory approvals, capital availability, and operational considerations. Our planned Pilot Plant is designed with a modular concept that may, if successfully implemented, allow for potential replication or scaling of operations at additional sites; however, there can be no assurance that we will pursue or complete any such expansion.

We are also evaluating the potential to develop HALEU, defined as uranium enriched up to 20% uranium-235, subject to market demand, regulatory approvals, and our technological capabilities. HALEU is being considered for use in certain advanced reactor designs, including small modular reactors currently under development. Any future production of HALEU would require additional regulatory approvals, enhanced security measures, and further technical development. Our Pilot Plant is being designed with certain security and operational features that may, if appropriate and feasible, support potential future expansion into HALEU-related production; however, there can be no assurance that such expansion will occur.

Our isotope separation technology under development for uranium enrichment may have potential applications in the production of medical and stable isotopes. Such isotopes are used in a range of applications, including medical imaging, cancer treatment, and pharmaceutical research. We are in the early stages of evaluating potential market opportunities and technical feasibility for such applications, and there can be no assurance that we will successfully develop, validate, or commercialize any such additional uses.

In addition, we intend to explore potential downstream applications of our laser-based uranium enrichment technology and opportunities to participate in the broader nuclear fuel supply chain in the future. In this regard, we have entered into a Joint Collaboration Agreement with NANO Nuclear to pursue exploratory joint research and development initiatives relating to deconversion and fuel fabrication, which are downstream activities that occur after uranium enrichment. Any future joint research and development initiatives with NANO Nuclear relating to deconversion, fuel fabrication or other downstream activities are exploratory in nature and are intended to evaluate potential future applications and downstream uses of enriched uranium produced using the Company’s laser-based uranium enrichment technology. These initiatives relating to deconversion and fuel fabrication are not currently part of our core development efforts and are not required for the development or commercialization of our laser-based uranium enrichment technology. Rather, we expect that such initiatives, if pursued, may allow us to evaluate potential downstream applications of enriched uranium produced using our technology, assess potential future commercial opportunities, and inform our longer-term commercial strategy. Our collaboration with NANO Nuclear remains at a strategic development stage, and the parties are not currently operating an integrated fuel supply chain as originally contemplated. Any future expansion into deconversion, fuel fabrication or other downstream activities will be subject to further technical and commercial evaluation, applicable regulatory approvals and the negotiation and execution of definitive commercial arrangements, as applicable. As of the date of this prospectus, there have been no research and development activities conducted on deconversion and fuel fabrication. See “Business – Relationship with NANO Nuclear” and “Business – Material Agreements.”

Corporate History and Structure

We were originally incorporated under the laws of the Province of British Columbia, Canada, on December 31, 2021, under the name of SMR NUCLEAR ENERGY INC. On April 19, 2023, we effectuated a name change from SMR NUCLEAR ENERGY INC. to LIS TECHNOLOGIES INC., by filing a certificate of change of name with the Registrar of Companies in the Province of British Columbia, Canada.

Laser Isotope Separation Technologies Corp. was incorporated under the laws of Nevada on April 12, 2023 (“L.I.S.T. Corp.”), as a wholly-owned subsidiary of our company in connection with the acquisition of CRISLA Inc., a California corporation incorporated on June 1, 2020 and a proprietary developer of the CRISLA Patent, an advanced laser technology that uses infrared lasers to selectively excite and separate isotope molecules.

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On June 22, 2023, LIST and L.I.S.T. Corp. entered into a share purchase agreement with CRISLA Inc. and the shareholders of CRISLA Inc., pursuant to which L.I.S.T. Corp. as the purchaser agreed to purchase all of the issued and outstanding shares of CRISLA Inc. This acquisition was closed on August 9, 2023 for aggregate consideration of $1,245,434. As a result of the acquisition, CRISLA Inc. became a wholly owned subsidiary of L.I.S.T. Corp.

On September 27, 2023, we completed a corporate continuation and domestication from the Province of British Columbia, Canada, into the State of Nevada, USA. The domestication was effectuated in accordance with the applicable provisions of the Business Corporations Act (British Columbia) and the Nevada Revised Statutes (“NRS”). Upon the effectiveness of the domestication, we ceased to be governed by the laws of British Columbia and continued our existence as a Nevada corporation, and our affairs became governed by the laws of the State of Nevada.

On and effective as of June 26, 2024,  L.I.S.T. Corp. merged with and into our company, with our company as the surviving entity (“LIST Merger”). As a result of the LIST Merger, we assumed all of L.I.S.T. Corp.’s liabilities and obligations, and the separate legal existence of L.I.S.T. Corp. ceased. Following the LIST Merger, all rights, privileges, powers, properties, and assets of L.I.S.T. Corp. were vested in our company, including CRISLA Inc. becoming a wholly owned subsidiary of our company.

Summary of Significant Risks

Investing in our common stock is speculative and involves a high degree of risk. These risks are discussed more fully in “Risk Factors” and elsewhere in this prospectus. We urge you to read “Risk Factors” beginning on page 20 and this prospectus in full. Our significant risks may be summarized as follows:

Risks Related to Our Industry and Business

●	Our business, financial condition, and results of laser enrichment operations are subject to risks related to variability in demand for LEU and related front-end nuclear fuel cycle services, long and uncertain sales cycles, supply chain integration challenges, and competitive and geopolitical market dynamics, any of which could adversely affect our ability to secure contracts, execute operations, and achieve or maintain profitability.

●	We have incurred losses and have not generated any revenue since our inception. We do not expect to generate revenue from the sale of uranium products in the foreseeable future, and we may continue to incur significant operating losses during such period.

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●	We are an early-stage company with a limited operating history and an unproven technology, which increases the risk that we may be unable to successfully develop, commercialize, and scale our technology.

●	Our development roadmap is based on a series of complex and interdependent phases, and delays, cost overruns, technical challenges, regulatory obstacles, or funding constraints could prevent us from achieving our anticipated milestones, production targets, or commercialization objectives.

●	Our business plan depends on obtaining the NRC license and other regulatory approvals for our planned commercial enrichment facility, and any delay in, failure to obtain, or inability to maintain such license and approvals could materially adversely affect our business.

●	Our commercial success of uranium enrichment will depend, in part, on the availability of a reliable supply of UF₆ feedstock. In addition, demand for LEU, and potential future products such as LEU+ and HALEU, may fluctuate based on nuclear reactor deployment schedules, utility procurement strategies, government support and offtake programs, and broader market conditions. The timing of customer purchase commitments may also not align with our planned facility development and production timelines, which could adversely affect our operations, financial condition and ability to generate revenue.

●	Disruptions in the supply of uranium mining and milling products, conversion services, fluorine, or UF₆ cylinders could adversely affect our uranium enrichment operations and result in delays, increased costs, or both.

●	Our uranium enrichment operations depend on a complex and concentrated supply chain for uranium feedstock, conversion services, fluorine-related materials, and specialized equipment, and any disruptions could adversely affect our uranium enrichment business.

●	The failure of production and commercialization of our laser enrichment technology as planned will adversely and materially affect our business, financial condition, and result of operations.

●	The scale-up of our technology and operations may expose us to risks relating to component durability, contamination control, thermal management, vibration sensitivity, optical alignment stability, manufacturability and the ability to maintain targeted separation performance under industrial operating conditions and duty cycles.

●	Disclosure of our technology readiness level may not be indicative of our actual development stage and may adversely affect investor perception of our business and prospects.

●	We will require substantial additional capital to execute our business plan, which may not be available on acceptable terms, or at all, and our failure to obtain such capital could materially and adversely affect our business and prospects.

●	Our business is subject to risks associated with federal funding and government spending, which may be affected by budgetary constraints, delays, and policy changes.

●	We are dependent on a related party, NANO Nuclear, for certain strategic, technical, and commercial support, and any deterioration in that relationship could materially and adversely affect our business, prospects, and ability to execute our strategy.

●	Our operations are subject to significant environmental, health, and safety obligations, and any failure to comply with applicable requirements relating to UF₆, hydrogen fluoride, waste management, emergency preparedness, or other hazardous materials could result in fines, operational disruptions, liabilities, or reputational harm.

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Risks Related to Our Intellectual Property

●	If we fail to protect or enforce our intellectual property or proprietary rights, our business and operating results could be harmed. Our technology’s value proposition depends in part on proprietary know-how, process design, laser and separator engineering, and software and operational data developed over time.

●	We rely on our proprietary technology, trade secrets, designs, experiences, work flows, data, processes, software and know-how.

●	We may be accused of infringing intellectual property rights of third parties and content restrictions of relevant laws, which may materially and adversely affect our business, financial condition, and results of operations.

●	We rely on joint development arrangements and strategic partnerships, which may give rise to intellectual property, licensing, and commercialization disputes that could adversely affect our business.

●	Joint development with vendors or partners may create uncertainty over ownership, licensing rights, or future commercialization pathways.

Risks Related to Regulation and Compliance

●	Our business is subject to a wide variety of extensive and evolving government laws and regulations. Changes in and/or failure to comply with such laws and regulations could have a material adverse effect on our business.

●	We are subject to new or changing international, federal, state, and local regulations, including laws relating to the design, developing, manufacturing, marketing, servicing, or sales of our nuclear-fuel-related products.

●	Uranium enrichment is subject to extensive regulatory oversight, including, among others, licensing and oversight by the NRC, State of Tennessee, environmental permitting, safeguards, physical security, and export controls. A cybersecurity incident or physical security breach could disrupt our operations, result in the loss or compromise of sensitive data or technology, and subject us to regulatory reporting obligations, investigations, and remediation costs.

●	Regulatory approvals may take longer than planned, require design changes, or impose additional compliance obligations.

●	Operational compliance requires rigorous material handling procedures, quality assurance controls, personnel training, and auditable compliance systems, and any failure to maintain compliance could result in enforcement actions, increased regulatory oversight, operational delays, or other adverse consequences.

●	Export controls and restrictions on the dissemination of enrichment-related technical data may limit our ability to collaborate with third parties, recruit personnel, and engage in international business activities.

●	If our technology, operations, or related information become classified, we may be required to obtain security clearances, operate secure facilities, and comply with stringent classified information protection requirements, which could increase our operational complexity and costs.

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General Risks Associated with Our Company

●	Mr. Jay Jiang Yu, our Chief Executive Officer and Chairman of the Board, has a significant influence over our company due to his ownership of a material percentage of our outstanding common stock. Also, his fiduciary, financial and time dedication interests may not always be aligned with the interests of our other stockholders, which may lead to conflicts of interest that harm our company.

●	We are highly dependent on our senior management team and other highly skilled personnel. If we are unable to attract, retain and maintain highly qualified personnel, including our senior management team, we may not be able to implement our business strategy and our business and results of operations would be harmed.

●	Failure to establish and maintain effective internal control in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

●	Our ability to effectively manage our anticipated growth and expansion of our operations will also require us to enhance our operational, financial and management controls and infrastructure, human resources policies and reporting system. These enhancements and improvements will require significant capital expenditures and allocation of valuable management and employee resources.

●	We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

●	We may pursue strategic acquisitions to accelerate our growth. These potential acquisitions may not be successful. We may not be able to successfully integrate future acquisitions or generate sufficient revenues from future acquisitions, which could cause our business to suffer.

●	We depend on third-party suppliers and strategic partners, and any failure by such parties to perform, contractual disputes, or changes in partner priorities, could affect delivery and timelines.

Risks Related to Our Securities and this Offering

●	No active trading market for our common stock currently exists, and an active trading market may not develop or be sustained following this offering.

●	The trading price of our common stock may be volatile, and you could lose all or part of your investment.

●	Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our common stock.

●	Future sales of our common stock or securities convertible into our common stock may depress our stock price.

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Implications of Being an Emerging Growth Company

We had less than $1.235 billion in revenue during our last fiscal year. As a result, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For as long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies. These provisions include, but are not limited to:

●	being permitted to have only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure;

●	an exemption from compliance with the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

●	reduced disclosure about executive compensation arrangements in our periodic reports, registration statements, and proxy statements; and

●	exemptions from the requirements to seek non-binding advisory votes on executive compensation or golden parachute arrangements.

In particular, in this prospectus, we have not included all of the executive compensation-related information that would be required if we were not an emerging growth company.

In addition, the JOBS Act permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are not choosing to “opt out” of this provision. We will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (ii) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion, (iii) the date on which we have, during the immediately preceding three-year period, issued more than $1.0 billion in non-convertible debt securities and (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year. We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

Implications of Being a Smaller Reporting Company

We are a “smaller reporting company” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. We may take advantage of certain of the scaled disclosures available to smaller reporting companies until the fiscal year following the determination that our voting and non-voting common stock held by non-affiliates is more than $250 million measured on the last business day of our second fiscal quarter, or our annual revenues are less than $100 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter.

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THE OFFERING

Common Stock Offered by Us	[●] shares of common stock on a firm commitment basis (or [●] shares of common stock if the underwriter exercises its over- allotment option in full).

Common Stock Outstanding Prior to This Offering	68,311,408 shares of common stock

Common Stock to Be Outstanding Immediately After Completion of This Offering	[●] shares of common stock (or [●] shares of common stock if the underwriter exercises their over-allotment option in full).

Over-allotment Option	We have granted the underwriter a 30-day option to purchase up to an additional [●] shares of our common stock at the initial public offering price to cover over-allotments, if any.

Use of Proceeds	We estimate that the net proceeds to us from this offering, after deducting the underwriting discounts and estimated offering expenses payable by us, will be approximately $[●] million, or approximately $[●] million if the underwriter exercises its over-allotment option in full, based on the assumed initial public offering price of $[●] per share.

The net proceeds received by us from this offering will be used for (i) the research and development activities relating to our uranium enrichment products and technology, including the design and development of laser and separator technologies; site characterization activities at the LIST Island site, including environmental and other relevant technical studies; site preparation and construction activities; test work, including the testing and integration of systems and components; and scoping studies evaluating operational considerations, including transportation logistics and potential noise impacts; (ii) marketing and promotion, and business development activities; and (iii) working capital and other general corporate purposes, including regulatory compliance, intellectual property protection, employee hires, and contractor retainment. See “Use of Proceeds.”

Underwriter’s Warrant	The registration statement of which this prospectus is a part also registers a common stock purchase warrant (which we refer to herein as the Underwriter’s Warrant) to purchase [●] shares of our common stock (or 7% of the shares of common stock sold in this offering) and the shares of our common stock issuable upon exercise of the Underwriter’s Warrant. The Underwriter’s Warrant is being issued to the underwriter as a portion of the underwriting compensation payable in connection with this offering. The Underwriter’s Warrant shall contain customary “cashless exercise” provisions and shall be exercisable at any time, and from time to time, in whole or in part, for a term of five years from the first day of the seventh month after the closing of this offering at an exercise price of 115% of the initial public offering price of the shares of common stock. Please see “Underwriting — Underwriter’s Warrant” for further information.

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Listing	We intend to apply to have our common stock listed on Nasdaq. No assurance can be given that our listing will be approved by Nasdaq or that a trading market will develop for our common stock. We will not proceed with this offering in the event the common stock is not approved for listing on Nasdaq.

Proposed NASDAQ Symbol	“LIS.”

Risk Factors	Investing in our common stock is speculative and involves a high degree of risk. See “Risk Factors” beginning on page 20 and the other information in this prospectus for a discussion of the factors you should consider carefully before you decide to invest in our common stock.

Standstill

In connection with this offering, we have agreed, subject to certain customary exceptions, not to offer, sell, pledge or otherwise dispose of any shares of common stock or securities convertible into or exchangeable for common stock, file or cause to be filed any registration statement relating to the offering of any such securities, or complete any offering of debt securities (other than a traditional bank line of credit), without the prior written consent of the underwriter, for a period of 180 days following the closing of this offering. See “Underwriting” beginning on page 127 for more information.

Lock-Up	In connection with this offering, our executive officers and directors have agreed not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities for a period of one hundred eighty (180) days from the date of this prospectus. In addition, any holder of our company’s securities who is not an executive officer or director of the Company (“Leak-Out Holder”) will be subject to leak-out restrictions restricting sales of certain percentages of their common stock during a period ranging from 30 days to 150 days following the closing of this offering. See “Underwriting” beginning on page 127 for more information.

Transfer Agent	The transfer agent and registrar for our common stock is VStock Transfer LLC.

(1)	The number of shares of our common stock to be outstanding upon completion of this offering will be [●] shares assuming no exercise of the over-allotment by the underwriter, which is based on 68,311,408 shares of our common stock outstanding as of July 31, 2026, and excludes, as of July 31, 2026:

●	[●] shares of common stock issuable upon the exercise of the Underwriter’s Warrant;

●	3,053,711 shares of our common stock reserved for future issuance under our 2023 Stock Option Plan;

●	7,193,000 shares of our common stock underlying options outstanding under our 2023 Stock Option Plan; and

●	22,116,000 shares of our common stock underlying options outstanding which are not governed by our 2023 Stock Option Plan.

Unless otherwise indicated, this prospectus reflects and assumes (i) no exercise by the underwriter of its over-allotment option and (ii) no exercise of the outstanding stock options described above.

14

SUMMARY OF CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth summary financial and other data for the periods ended and at the dates indicated below. Our summary financial information for the years ended October 31, 2025 and 2024 has been derived from our audited financial statements included in this prospectus. Our summary financial information for the three and six months ended April 30, 2026 and 2025 has been derived from our unaudited financial statements included in this prospectus. The financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto included elsewhere in this prospectus.

CONDENSED CONSOLIDATED BALANCE SHEETS

	April 30, 2026	October 31, 2025
	(Unaudited)
ASSETS

Current assets:
Cash	$34,554,530	$33,229,315
Accounts receivable	181,042	181,042
Prepaid expenses and other assets	416,875	534,992
Total current assets	35,152,447	33,945,349

Right-of-use assets	513,116	534,373
Property, plant and equipment	17,012,794	2,025,847
In-process research and development	1,679,532	1,240,586
Total assets	$54,357,889	$37,746,155

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$3,925,998	$1,448,215
Due to related parties	47,000	-
Lease liabilities, current	45,142	43,378
Total current liabilities	4,018,140	1,491,593

Lease liabilities, non-current	467,974	490,995
Acquisition consideration payable in equity	12,800,000	9,600,000
Deferred tax liability	438,946	-
Total liabilities	17,725,060	11,582,588

Stockholders’ Equity
Preferred stock, $0.0001 par value; 25,000,000 shares authorized as of April 30, 2026 and October 31, 2025; none issued and outstanding as of April 30, 2026 and October 31, 2025	-	-
Common stock, $0.0001 par value; 275,000,000 shares authorized; 66,031,408 and 56,575,067 shares issued and outstanding as of April 30, 2026 and October 31, 2025, respectively.	6,603	5,658
Additional paid-in capital	97,746,102	61,888,613
Accumulated deficit	(61,119,876)	(35,730,704)
Total stockholders’ equity	36,632,829	26,163,567
Total liabilities and stockholders’ equity	$54,357,889	$37,746,155

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CONSOLIDATED BALANCE SHEETS

	October 31, 2025	October 31, 2024

ASSETS

Current assets:
Cash	$33,229,315	$16,629,575
Accounts receivable	181,042	-
Prepaid expenses and other assets	534,992	-
Total current assets	33,945,349	16,629,575

Right-of-use assets	534,373	574,426
Property, plant and equipment	2,025,847	203,877
In-process research and development	1,240,586	1,240,586
Total assets	$37,746,155	$18,648,464

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$1,448,215	$84,930
Lease liabilities, current	43,378	40,053
Total current liabilities	1,491,593	124,983

Lease liabilities, non-current	490,995	534,373
Acquisition Consideration payable in equity	9,600,000	2,400,000
Total liabilities	11,582,588	3,059,356

Stockholders’ Equity
Preferred stock, $0.0001 par value per share; 25,000,000 authorized as of October 31, 2025 and 2024, respectively; none issued and outstanding as of October 31, 2025 and 2024, respectively;
Common stock, $0.0001 par value per share; 275,000,000 authorized as of October 31, 2025 and 2024, respectively; 56,575,067 and 40,058,657 shares issued and outstanding as of October 31, 2025 and 2024, respectively	5,658	4,006
Stock subscriptions	-	7,734,972
Additional paid-in capital	61,888,613	22,041,508
Accumulated deficit	(35,730,704)	(14,191,378)
Total stockholders’ equity	26,163,567	15,589,108
Total liabilities and stockholders’ equity	$37,746,155	$18,648,464

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CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Three Months Ended April 30, 2026	For the Three Months Ended April 30, 2025	For the Six Months Ended April 30, 2026	For the Six Months Ended April 30, 2025
Operating expenses
General and administrative	$(1,903,058)	$(2,069,318)	$(13,203,827)	$(8,055,898)
Research and development	(5,936,657)	(244,894)	(9,505,792)	(1,013,315)
Loss from operations	(7,839,715)	(2,314,212)	(22,709,619)	(9,069,213)
Change in fair value of acquisition consideration payable in equity	(1,600,000)	(3,360,000)	(3,200,000)	(3,360,000)
Other Non-Operating Items
Other income	270,445	361,254	520,447	553,934
Net loss	$(9,169,270)	$(5,312,958)	$(25,389,172)	$(11,875,279)

Net loss per share of common stock:
Basic	$(0.14)	$(0.10)	$(0.42)	$(0.24)
Diluted	$(0.14)	$(0.10)	$(0.42)	$(0.24)

Weighted-average shares of common stock outstanding:
Basic	64,049,769	52,598,303	60,768,343	50,299,368
Diluted	64,049,769	52,598,303	60,768,343	50,299,368

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended October 31, 2025	For the Year Ended October 31, 2024
Operating expenses
General and administrative	$(11,878,208)	$(10,219,054)
Research and development	(3,873,605)	(1,424,000)
Loss from operations	(15,751,813)	(11,643,054)

Change in fair value of acquisition consideration payable in equity	(7,200,000)	(2,101,826)

Other non-operating items
Other income	1,412,487	64,157
Net loss	$(21,539,326)	$(13,680,723)

Net loss per share of common stock:
Basic	$(0.40)	$(0.50)
Diluted	$(0.40)	$(0.50)

Weighted-average shares of common stock outstanding:
Basic	53,305,878	27,619,203
Diluted	53,305,878	27,619,203

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CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Unaudited)

For the Three and Six Months Ended April 30, 2026

	Common Shares	Common Stock Amount	Additional paid-in capital	Accumulated deficit	Stockholders’ Equity

Balance as of October 31, 2025	56,575,067	$5,658	$61,888,613	$(35,730,704)	$26,163,567
Common stock issuances	4,885,396	488	17,098,424	-	17,098,912
Equity-based compensation	-	-	7,475,243	-	7,475,243
Net loss	-	-	-	(16,219,902)	(16,219,902)
Balance as of January 31, 2026 (unaudited)	61,460,463	$6,146	$86,462,280	$(51,950,606)	$34,517,820
Common stock issuances	1,781,945	178	7,127,602	-	7,127,780
Shares issued for equity-based compensation	750,000	75	2,999,925	-	3,000,000
Exercise of stock options	2,039,000	204	1,156,295	-	1,156,499
Net loss	-	-	-	(9,169,270)	(9,169,270)
Balance as of April 30, 2026 (unaudited)	66,031,408	$6,603	$97,746,102	$(61,119,876)	$36,632,829

For the Three and Six Months Ended April 30, 2025

	Common Shares	Common Stock Amount	Additional paid-in capital	Share subscriptions	Accumulated deficit	Stockholders’ Equity
Balance as of October 31, 2024	40,058,657	$4,006	$22,041,508	$7,734,972	$(14,191,378)	$15,589,108
Common stock issuances	12,539,646	1,254	22,570,132	-	-	22,571,386
Equity-based compensation	-	-	5,347,102	-	-	5,347,102
Share subscriptions	-	-	-	(7,734,800)	-	(7,734,800)
Net loss	-	-	-	-	(6,562,321)	(6,562,321)
Balance as of January 31, 2025 (unaudited)	52,598,303	$5,260	$49,958,742	$172	$(20,753,699)	$29,210,475
Common stock issuances	-	-	-	11,228,412	-	11,228,412
Net loss	-	-	-	-	(5,312,958)	(5,312,958)
Balance as of April 30, 2025 (unaudited)	52,598,303	$5,260	$49,958,742	$11,228,584	$(26,066,657)	$35,125,929

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Year Ended October 31, 2025

	Common Shares	Common Stock Amount	Additional Paid-in Capital	Share Subscriptions	Accumulated Deficit	Total
Balance as of October 31, 2024	40,058,657	$4,006	$22,041,508	$7,734,972	$(14,191,378)	$15,589,108
Common stock issuances	16,516,410	1,652	34,500,003	(7,734,972)	-	26,766,683
Equity-based compensation	-	-	5,347,102	-	-	5,347,102
Net loss	-	-	-	-	(21,539,326)	(21,539,326)
Balance as of October 31, 2025	56,575,067	$5,658	$61,888,613	-	$(35,730,704)	$26,163,567

For the Year Ended October 31, 2024

	Common Shares	Common Stock Amount	Additional Paid-in Capital	Share Subscriptions	Accumulated Deficit	Total
Balance as of October 31, 2023	23,221,056	$2,322	$1,374,357	$10,000	$(510,655)	$876,024
Common stock issuances	15,832,601	1,583	11,872,868	-	-	11,874,451
Equity-based compensation	1,005,000	101	8,794,283	-	-	8,794,384
Share subscriptions	-	-	-	7,724,972	-	7,724,972
Net loss	-	-	-	-	(13,680,723)	(13,680,723)
Balance as of October 31, 2024	40,058,657	$4,006	$22,041,508	$7,734,972	$(14,191,378)	$15,589,108

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CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended	For the Six Months Ended
	April 30, 2026	April 30, 2025

OPERATING ACTIVITIES
Net loss	$(25,389,172)	$(11,875,279)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity-based compensation	10,475,243	5,347,102
Amortization of right-of-use assets	21,256	19,628
Change in fair value of acquisition consideration payable in equity	3,200,000	3,360,000
Deferred tax liability	438,946	-
Change in assets and liabilities:
Accounts receivable	-	(159,920)
Prepaid expenses and other assets	118,116	-
Accounts payable and accrued liabilities	2,477,784	70,177
Due to related parties	47,000	-
Lease liabilities	(21,256)	(19,628)
Net cash used in operating activities	(8,632,083)	(3,257,920)

INVESTING ACTIVITIES
In-process research and development	(438,946)	-
Purchases of property, plant and equipment	(14,986,947)	(615,794)
Net cash used in investing activities	(15,425,893)	(615,794)

FINANCING ACTIVITIES
Proceeds from common stock issuances	24,226,692	33,799,798
Proceeds from exercise of stock options	1,156,499	-
Decrease in stock subscriptions	-	(7,734,800)
Net cash provided by financing activities	25,383,191	26,064,998

Net increase in cash	1,325,215	22,191,284
Cash, beginning of period	33,229,315	16,629,575
Cash, end of period	$34,554,530	$38,820,859

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended October 31, 2025	For the Year Ended October 31, 2024

OPERATING ACTIVITIES
Net loss	$(21,539,326)	$(13,680,723)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity-based compensation	5,347,102	8,794,384
Amortization of right-of-use assets	40,053	6,371
Change in fair value of acquisition consideration payable in equity	7,200,000	2,101,826
Change in assets and liabilities:
Accounts receivable	(181,042)	-
Prepaid expenses	(534,992)	-
Accounts payable and accrued liabilities	1,363,285	(413,678)
Lease liabilities	(40,053)	(6,371)
Net cash used in operating activities	(8,344,973)	(3,198,191)

INVESTING ACTIVITIES
Purchases of property, plant and equipment	(1,821,970)	(203,877)
Net cash used in investing activities	(1,821,970)	(203,877)

FINANCING ACTIVITIES
Proceeds from common stock issuances	26,766,683	11,874,451
Proceeds from stock subscriptions	-	7,724,972
Net cash provided by financing activities	26,766,683	19,599,423

Net increase in cash	16,599,740	16,197,355
Cash, beginning of year	16,629,575	432,220
Cash, end of year	$33,229,315	$16,629,575

Non-cash transactions:
Inception of Right-of-Use Asset / Lease Liability	$-	$580,797

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RISK FACTORS

An investment in our securities is speculative and involves a high degree of risk. You should carefully consider the risks described below, which we believe represent certain of the material risks to our business, together with the information contained elsewhere in this prospectus, before you make a decision to invest in our shares of common stock. Any individual risk, or the combination of several risks, could materially and adversely affect our business, financial condition, results of operations, timeline to commercialization, or ability to execute our business plans.

In particular, potential investors should be aware that investing in a uranium enrichment business involves a high degree of particular risks. Uranium enrichment is a capital-intensive, long-cycle industry characterized by intense government regulation, stringent customer qualification, multi-year contracting, and exposure to changes in energy policy, trade conditions, and geopolitical events.

Please note that the risks highlighted here are not the only ones that we may face. For example, additional risks presently unknown to us or that we currently consider immaterial or unlikely to occur could also impair our operations. If any of the following events occur or any additional risks presently unknown to us actually occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline and you could lose all or part of your investment.

Risks Related to Our Industry and Business

Our business, financial condition, and results of operations are subject to risks related to variability in demand for LEU and related front-end nuclear fuel cycle services, long and uncertain sales cycles, supply chain integration challenges, and competitive and geopolitical market dynamics, any of which could adversely affect our ability to secure contracts, execute operations, and achieve or maintain profitability.

Our commercial outlook depends on sustained demand for LEU and related front-end nuclear fuel cycle services, particularly since we don’t anticipate being able to produce LEU we can commercialize for several years. Demand for LEU is subject to significant variability and is influenced by factors which may often be beyond our control, including nuclear reactor construction schedules, nuclear power plant restarts and life extensions, utility fuel procurement cycles, inventory levels, and geopolitical developments that may affect purchasing behavior and supply chain dynamics.

The timing and certainty of customer commitments are subject to long sales cycles, evolving customer requirements, and competition for long-term offtake arrangements. A reduction in demand for nuclear power generation or changes in customer purchasing behavior could materially reduce demand for our services. These factors may delay or limit our ability to convert expressions of interest into definitive, binding contracts, which could adversely affect our revenues, cash flows, and overall business prospects.

The nuclear fuel market is characterized by long development and procurement cycles. Potential customers, including nuclear utilities, fuel fabricators, and governmental entities, often require extensive technical evaluations, qualification testing, regulatory reviews, commercial negotiations, and internal approval processes before entering into long-term supply agreements. As a result, there may be significant delays between initial customer engagement and the execution of definitive agreements. Expressions of interest, memorandum of understanding, letters of intent, or other preliminary arrangements may not result in binding commitments or commercial sales. If we are unable to convert prospective customer interest into definitive contracts on commercially acceptable terms, our anticipated revenues, cash flows, and growth prospects could be adversely affected.

Our ability to provide enrichment services will depend upon the availability and timely procurement of uranium feedstock and other critical inputs, as well as the successful integration of multiple components of the front-end nuclear fuel supply chain. These components include, among others, uranium mining and milling, conversion of uranium concentrates into UF₆, fluorine-based reagents and related chemical inputs, transportation and logistics services, cylinder fabrication and handling capabilities, storage capacity, and specialized equipment and infrastructure. Disruptions, shortages, delays, quality issues, transportation constraints, trade restrictions, labor shortages, or reliance on limited-source or sole-source suppliers could increase our costs, delay project timelines, limit production capacity, or impair our ability to satisfy customer requirements.

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In addition, the uranium enrichment market is competitive and evolving. We face competition from established market participants as well as potential entrants utilizing alternative enrichment technologies or supported by governmental policies. Competitive actions, capacity expansions, pricing pressures, or changes in trade policy or regulatory frameworks may reduce our market share, compress margins, or otherwise adversely affect our business, financial condition, and results of operations.

We have incurred losses and have not generated any revenue since our inception. We do not expect to generate revenue from the sale of uranium products in the foreseeable future, and we may continue to incur significant operating losses during such period.

Since our inception as of December 31, 2021, we have incurred significant operating losses, and have an accumulated deficit of $61,119,876 and negative cash flows from operations of $8,632,083 through April 30, 2026. We expect to continue to incur operating losses and generate negative cash flows for the foreseeable future. We anticipate that our operating losses and negative cash flows will increase as we continue to invest in the development and commercialization of our technology, including research and development activities, engineering and technical programs, regulatory and licensing efforts, business development initiatives, personnel expansion, intellectual property protection, and the development of our planned facilities and infrastructure. In addition, as a public company, we expect to incur additional legal, accounting, auditing, compliance, investor relations, insurance, and other administrative expenses associated with reporting and corporate governance requirements.

To date, we have not generated any revenue. We do not expect to generate revenue from the sale of uranium products or enrichment services unless and until we successfully complete the development, licensing, construction, and commercialization of our planned facilities, which we expect will require substantial time and capital investment. As a result, we expect to continue to incur significant operating losses and negative cash flows for the foreseeable future.

To fund our operations and development activities, we have historically relied on equity financings and expect to continue to depend on external sources of capital, including equity financings, strategic investments, debt financings, government grants, government contracts, and other funding opportunities. However, there can be no assurance that additional capital will be available when needed, in sufficient amounts, or on terms acceptable to us, if at all. If we are unable to obtain adequate funding, we may be required to delay, reduce, or discontinue certain research and development programs, regulatory and licensing activities, facility development initiatives, commercialization efforts, or other aspects of our business plan. We cannot predict with certainty the outcome of any actions we may undertake to improve our liquidity position or fund our operations, nor can we assure that any such actions will provide sufficient capital to support our business plan. Our history of operating losses and anticipated future losses have had, and are expected to continue to have, a negative impact on our stockholders’ equity, working capital, financial condition, and ability to execute our business strategy. If we are unable to obtain adequate financing or achieve successful commercialization of our technology and products, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

We are an early-stage company with a limited operating history and an unproven technology, which increases the risk that we may be unable to successfully develop, commercialize, and scale our technology.

Having only been formed in late 2021, we have a limited operating history upon which to base an evaluation of our current and future business prospects. We face significant risks and uncertainties related to re-demonstrating the performance of our LIST technology, scaling our equipment and operations, and advancing regulatory licensing activities and commercial facility development plans.

Our business is focused on the development and potential commercialization of our uranium enrichment technology that has not been demonstrated at commercial scale. Accordingly, our prospects should be considered in light of the risks and uncertainties frequently encountered by companies in the early stages of development and commercialization, particularly those operating in highly technical and regulated industries.

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Our success depends on our ability to successfully complete research and development activities, validate and optimize our LIST technology, obtain required regulatory approvals and licenses, construct and commission necessary facilities, and ultimately achieve reliable and cost-effective commercial-scale operations. There can be no assurance that we will be able to successfully execute any or all of these activities on our anticipated timelines, or at all.

In addition, unproven technologies are subject to inherent technical, operational, and scale-up risks. Results achieved in laboratory, pilot, or demonstration settings may not be reproducible at commercial scale, and we may encounter unforeseen technical challenges related to system integration, equipment performance, process stability, safety, reliability, or efficiency. Even if we are able to achieve technical feasibility, we may not be able to do so in a manner that is economically viable or competitive in the marketplace.

We also face risks associated with securing sufficient financing, hiring and retaining qualified personnel, building operational infrastructure, and responding to evolving regulatory requirements. Any failure to effectively manage these challenges could delay or prevent the successful development and commercialization of our technology and materially adversely affect our business, financial condition, results of operations, and prospects.

Our development roadmap is based on a series of complex and interdependent phases, and delays, cost overruns, technical challenges, regulatory obstacles, or funding constraints could prevent us from achieving our anticipated milestones, production targets, or commercialization objectives.

Our business plan contemplates the concurrent execution of multiple development phases, including the re-demonstration and optimization of the CRISLA process, the development and testing of industrial-scale enrichment equipment, LIST Island’s early site preparation and construction, regulatory licensing, and the conceptual design of our LEU-3 Facility, the construction and operation of the Pilot Plant, and the subsequent development of our LEU-3 Facility. The successful completion of each phase is dependent upon the successful completion of numerous technical, operational, regulatory, financial, and commercial objectives, many of which are outside our control.

Our current development roadmap includes targeted milestones and anticipated timelines extending through 2033, including the construction of the Pilot Plant designed to produce approximately 50 metric tons of LEU per year with a targeted enrichment capacity of approximately 0.5 million SWU per year, followed by the phased development of our LEU-3 Facility. Based on our current expectations, the LEU-3 Facility is expected to commence operations in 2033 and be developed in phases. The initial phase is expected to have a planned enrichment capacity of approximately 3.0 million SWU per year. Subject to market conditions, financing availability, regulatory approvals, customer demand, and operational performance, we may subsequently expand the LEU-3 Facility to a planned enrichment capacity of approximately 5.0 million SWU per year. Assuming both facilities (Pilot Plant and LEU-3 Facility) become operational and operate at their respective planned production capacities, we expect our aggregate planned production capacity to be approximately 5.5 million SWU per year. The timing, production capacity, and scale of the Pilot Plant and the LEU-3 Facility are based on our current development plans and are subject to substantial risks and uncertainties, including technological, regulatory, financing, construction, operational, and market-related factors. Accordingly, there can be no assurance that these facilities will be completed on the anticipated timelines, achieve the expected production capacities, or commence operations as currently planned. The development and operation of uranium enrichment facilities are highly complex and capital intensive. Delays, cost overruns, technical challenges, licensing issues, construction difficulties, supply chain disruptions, changes in market conditions, insufficient customer demand, or an inability to obtain adequate financing could cause the Pilot Plant or the LEU-3 Facility to be delayed, scaled back, modified, or abandoned. In addition, even if these facilities are completed, they may not achieve their anticipated production capacities, enrichment capacities, operational efficiencies, or economic performance.

In addition, these above development plans, milestones, timelines, production targets, and capacity objectives are based on numerous assumptions and are inherently subject to significant risks and uncertainties. Achievement of these objectives will depend on a variety of factors, many of which are beyond our control, including our ability to obtain sufficient financing, successfully develop and scale our LIST technology, procure equipment and materials on a timely basis, obtain required licenses and regulatory approvals, construct and commission facilities within projected budgets and schedules, recruit and retain qualified personnel, and secure customer demand for our products.

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The execution of multiple development phases simultaneously increases operational complexity, management demands, project execution risks, and capital requirements. Delays or failures in any phase may adversely affect subsequent phases and could require us to revise our development plans, defer expenditures, redesign facilities or equipment, seek additional financing, or abandon certain initiatives altogether. In addition, the costs associated with development, licensing, construction, commissioning, and operation of enrichment facilities may exceed our current estimates, and we may be unable to obtain sufficient financing to continue development activities on the anticipated schedule, or at all.

There can be no assurance that we will be able to complete any phase of our development roadmap within the anticipated timeframe, achieve any projected production capacity, obtain the required regulatory approvals, successfully scale our technology to commercial operations, or generate revenue from our planned activities. Any failure to achieve one or more of these objectives could materially delay or prevent commercialization of our technology and materially adversely affect our business, financial condition, results of operations, and prospects.

Our business plan depends on obtaining the NRC license and other regulatory approvals for our planned commercial enrichment facility, and any delay in, failure to obtain, or inability to maintain such license and approvals could materially adversely affect our business.

Our ability to construct and operate our planned uranium enrichment facility (LEU-3 Facility) is dependent upon obtaining and maintaining licenses, permits, approvals, and authorizations from the NRC and other applicable federal, state, and local governmental authorities. We are required to receive a license from NRC prior to constructing and operating a commercial uranium enrichment facility, including our proposed LEU-3 Facility. NRC licenses uranium enrichment facilities and authorizes the possession and use of nuclear materials, ensuring that proposed equipment, facilities, and safety controls meet federal requirements for public health, environmental protection, and national security.

As of the date of this prospectus, we have commenced preparation of the NRC license application for our planned LEU-3 Facility and, subject to the completion of the required technical, environmental, and regulatory work, as well as our continued assessment of the applicable licensing requirements, we currently anticipate submitting the license application to the NRC during the first quarter of 2027. The timing of NRC review and any approval is uncertain and is subject to the NRC’s review process and other regulatory considerations. Based on our current expectations, NRC review could take approximately 18 months following submission of the application; however, there can be no assurance regarding the timing or outcome of such review or whether any required license will be obtained.

The NRC licensing process is complex, lengthy, and inherently uncertain. Following submission of an application, the NRC may require substantial additional information, modifications to facility designs, supplemental environmental analyses, safety evaluations, security plans, operational controls, or other supporting documentation. The NRC may also determine that our application is incomplete, require significant revisions, impose conditions on any license granted, or ultimately deny the application. In addition, the timing of NRC review is subject to factors outside our control, including regulatory priorities, agency resources, staffing levels, public comments, hearing requests, policy developments, and evolving regulatory requirements.

Although we currently estimate that NRC review of our application could take approximately 18 months following submission, this estimate is based on assumptions that may prove incorrect. The actual review period could be significantly longer, and there can be no assurance as to the timing or outcome of the NRC’s review or whether we will obtain the required licenses on acceptable terms, or at all.

Any delay in preparing or submitting our application, any prolonged regulatory review process, the imposition of burdensome licensing conditions, or the failure to obtain or maintain required licenses and approvals could delay or prevent the construction and operation of our planned facilities, increase our costs, require significant modifications to our business plan, delay commercialization of our technology, and materially adversely affect our business, financial condition, results of operations, and prospects.

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Our commercial success of uranium enrichment will depend, in part, on the availability of a reliable supply of UF₆ feedstock. In addition, demand for LEU, and potential future products such as LEU+ and HALEU, may fluctuate based on nuclear reactor deployment schedules, utility procurement strategies, government support and offtake programs, and broader market conditions. The timing of customer purchase commitments may also not align with our planned facility development and production timelines, which could adversely affect our operations, financial condition and ability to generate revenue.

Our commercial success depends, in part, on our ability to obtain and maintain a reliable and sufficient supply of UF₆ feedstock on commercially reasonable terms. UF₆ is the principal feedstock used in the uranium enrichment process. The supply of UF₆ is dependent on the availability of natural uranium, conversion services, transportation infrastructure, qualified suppliers, and other components of the front-end nuclear fuel cycle. The global market for uranium conversion services is relatively concentrated, and disruptions affecting uranium producers, conversion facilities, transportation providers, or other supply chain participants could reduce the availability of UF₆, increase costs, extend lead times, or otherwise adversely affect our ability to conduct enrichment operations. In addition, geopolitical developments, trade restrictions, regulatory actions, labor shortages, facility outages, or other market disruptions may further constrain supply or increase procurement costs.

The uranium enrichment industry is also subject to fluctuations in the demand for LEU and potential future products, including LEU+ and HALEU. Demand for LEU, and potential future products such as LEU+ and HALEU, is influenced by numerous factors both within and beyond our control, including nuclear reactor construction schedules, reactor life-extension and restart programs, utility fuel procurement strategies, government support programs, strategic uranium reserve initiatives, fuel inventory levels, technological developments, regulatory policies, and broader economic and geopolitical conditions. Any reduction in demand for nuclear fuel services or delays in the deployment of reactors requiring enriched uranium could adversely affect the market for our products and services.

In addition, the nuclear fuel market is characterized by long procurement cycles and complex contracting processes. Potential customers may delay purchasing decisions, reduce anticipated volumes, or elect to source enrichment services from competing suppliers. The timing of customer demand and purchase commitments may not coincide with our anticipated facility development, licensing, construction, or production schedules. We may complete or advance our facilities prior to securing corresponding long-term customer contracts, or alternatively, customer demand may arise before we are fully prepared to supply product at commercial scale. Either scenario could result in inefficiencies in capital deployment and operational planning. As a result, we may incur substantial development and operating costs before obtaining sufficient customer commitments to support commercial operations.

Any inability to secure adequate UF₆ feedstock, obtain customer commitments on commercially reasonable terms, accurately forecast market demand, or align our production capabilities with customer requirements could delay commercialization of our business, reduce anticipated revenues, increase costs, and materially adversely affect our business, financial condition, results of operations, and prospects.

Any mismatch between feedstock availability, customer demand, and our development and production timelines could materially and adversely affect our ability to generate revenue on expected terms or timelines. Such factors may also increase our operating costs, delay commercialization, and have a material adverse effect on our business, financial condition, and results of operations.

Disruptions in the supply of uranium mining and milling products, conversion services, fluorine, or UF₆ cylinders could adversely affect our uranium enrichment operations and result in delays, increased costs, or both.

Our operations depend on the availability of a reliable supply of uranium mining and milling products, uranium conversion services, fluorine, and UF₆ cylinders. These inputs are sourced from a limited number of suppliers and may be subject to supply constraints, capacity limitations, logistical disruptions, quality control issues, or other interruptions that are outside of our control. Any such disruption could adversely affect our ability to obtain necessary materials in a timely manner or on commercially reasonable terms.

In addition, the markets for these inputs may experience volatility in pricing and availability due to factors such as changes in global uranium supply chains, regulatory requirements, transportation constraints, geopolitical events, or increased demand from other industry participants. These conditions may further limit our ability to secure adequate quantities of required materials when needed.

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If we are unable to obtain sufficient quantities of these inputs on acceptable terms, we may be required to source alternative suppliers, maintain higher inventory levels, or redesign aspects of our operations, each of which could result in increased costs and operational inefficiencies. Any such measures may not be available on commercially reasonable terms, or at all.

Any disruption or constraint in the supply of these critical materials could result in delays to our development and production timelines, increased operating costs, or reduced operational efficiency, and could have a material adverse effect on our business, financial condition, and results of operations.

Our uranium enrichment operations depend on a complex and concentrated supply chain for uranium feedstock, conversion services, fluorine-related materials, and specialized equipment, and any disruptions could adversely affect our uranium enrichment business.

Enrichment operations rely on reliable supplies of natural UF₆, as well as fluorine reagents, cylinders, and specialized materials. Disruptions in mining, milling, conversion, cylinder availability, or fluorine-related logistics could delay operations, increase costs, or require alternate sourcing strategies. Concentration of suppliers for specialized components or regulated materials increases vulnerability to delays and pricing volatility.

Our planned enrichment operations depend on the reliable availability of uranium feedstock in the form of UF₆, as well as fluorine reagents, cylinders, and other specialized materials and services required for the nuclear fuel cycle. These inputs are sourced through a multi-stage supply chain that includes mining, milling, conversion, chemical processing, transportation, and specialized handling and storage.

Disruptions at any stage of this supply chain, including constraints in mining or conversion capacity, limited availability of qualified cylinders, logistical delays, transportation restrictions, or interruptions in the supply of fluorine-related materials, could adversely affect our ability to conduct operations on a timely basis. Such disruptions may result in increased costs, schedule delays, or the need to secure alternative sourcing arrangements, which may not be available on commercially reasonable terms, or at all.

In addition, certain components and services within the nuclear fuel supply chain are provided by a limited number of suppliers, resulting in supplier concentration risk. This concentration may expose us to pricing volatility, reduced negotiating leverage, and heightened vulnerability to operational disruptions or geopolitical developments affecting key suppliers or regions. If we are unable to secure adequate and timely access to required materials and services, our business, financial condition, and results of operations could be materially and adversely affected.

The failure of production and commercialization of our laser enrichment process as planned will adversely and materially affect our business, financial condition, and result of operations.

We were founded in December 2021 and are in the early stages of development, including efforts to advance and commercialize a laser enrichment process (CRISLA process) that was previously demonstrated on a limited scale in the early 1990s. In addition, we are engaged in the planning of our LEU-3 Facility, including site characterization activities at the LIST Island site, including environmental and other relevant technical studies; site preparation and construction activities, and regulatory licensing. These activities are subject to significant technical, operational, regulatory, and financial uncertainties.

Over the next twelve months, we expect to continue systems engineering, integration, and testing (“SEIT”) activities at our Oak Ridge Test Demonstration Facility located in Oak Ridge, Tennessee, with the objective of re-demonstrating and optimizing enrichment results previously achieved using the CRISLA process by Dr. Jozef W. Eerkens and his team in 1993. However, there can be no assurance that our SEIT activities will successfully replicate those prior results or demonstrate that the technology can be scaled, operated reliably, or achieve the performance, efficiency, throughput, or cost metrics necessary for commercial deployment. Any failure to achieve these objectives could delay or prevent the commercialization of our technology and materially adversely affect our business, financial condition, results of operations, and prospects.

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Even if we are able to reproduce the historical enrichment results, significant technical, engineering, and operational challenges may arise in attempting to scale the CRISLA process from demonstration activities to commercial operations. The CRISLA process may not perform consistently or reliably at larger production volumes, and we may encounter unforeseen issues relating to system integration, equipment performance, process control, throughput, product quality, safety, operating efficiency, maintenance requirements, or production costs. In addition, modifications made to improve or adapt the CRISLA process may not achieve the desired results and could introduce new technical risks. If we are unable to successfully re-demonstrate, optimize, and scale the CRISLA process, our ability to develop commercial enrichment facilities, obtain customer commitments, generate revenue, and execute our business strategy would be materially impaired. Any such failure could materially adversely affect our business, financial condition, results of operations, and prospects.

The scale-up of our technology and operations may expose us to risks relating to component durability, contamination control, thermal management, vibration sensitivity, optical alignment stability, manufacturability and the ability to maintain targeted separation performance under industrial operating conditions and duty cycles.

The scale-up of our technology and operations may present significant technical and engineering challenges that could adversely affect our business. These challenges include, among others, component durability and reliability under extended operating conditions, contamination control, thermal management, vibration sensitivity, optical alignment stability, and manufacturability at commercial scale. In addition, there can be no assurance that we will be able to maintain targeted separation performance consistently under industrial operating conditions and duty cycles.

These risks are particularly pronounced given the complex and highly specialized nature of our LIST technology, which may require iterative design modifications, extended testing, and validation before achieving stable commercial performance. Any failure to successfully address these scale-up challenges in a timely or cost-effective manner could result in delays in commercialization, increased development and operating costs, or reduced system performance.

Moreover, certain performance characteristics may only become apparent during prolonged operational use or at full industrial scale, and issues identified at such stages may be difficult, time-consuming, or costly to remediate. Such issues could require re-design of critical components, replacement of subsystems, or additional engineering resources, any of which could materially impact our development timelines and capital requirements.

If we are unable to successfully scale our technology while maintaining required performance and reliability standards, our ability to commercialize our products and generate revenue could be materially and adversely affected, which in turn could have a material adverse effect on our business, financial condition, and results of operations.

Disclosure of our technology readiness level may not be indicative of our actual development stage and may adversely affect investor perception of our business and prospects.

Our CRISLA laser isotope separation process was independently assessed by a TRA (as defined below) team in March 2025 and placed at Technology Readiness Level 4 (“TRL 4”) on the nine-level scale used by the U.S. Department of Defense and the DOE to assess technology maturity. TRL 4 indicates that the technology has been validated at laboratory scale. While we believe this disclosure reflects our commitment to transparency, investors may place undue reliance on this assigned TRL level, which may not accurately reflect the true developmental state of our technology. TRL assessments are inherently subjective, depend on assumptions regarding technical criteria and evaluation methodologies, and may not fully capture the complexity or limitations of our technology development efforts. TRL designation does not guarantee successful advancement to higher levels of development or commercialization, and should not be interpreted as an assurance that our CRISLA process will perform as expected in more advanced testing environments or at commercial scale. If the TRL assessment proves inaccurate, or if subsequent testing or technical challenges necessitate a future downgrade of our TRL level, it may cause investors to form adverse conclusions about the maturity, viability, or commercial potential of our technology that could adversely affect the market price of our common stock or our ability to raise additional capital. In addition, actual or perceived uncertainty regarding the development stage of our technology could materially adversely affect our business, financial condition, results of operations, and prospects.

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Investors and potential investors may be unfamiliar with the TRL framework or may interpret our disclosed TRL levels in a manner that does not fully reflect the scope, complexity, or progress of our technology development efforts, or the broader regulatory, engineering, and commercialization activities required to advance our business. TRL assessments are inherently qualitative and may not capture all technical, operational, regulatory, or commercial milestones relevant to our development roadmap. Our development roadmap advances CRISLA process through four structured Phases: Phase 1 (2025–2027) targets TRL 5 through re-demonstration of 1993 enrichment results; Phase 2 (2025–2028) targets TRL 6–7 through development of industrially scaled equipment; Phase 3 (2025–2030) covers LIST Island’s early site preparation and construction, regulatory licensing, and the conceptual design of our LEU-3 Facility; and Phase 4 (2030 onwards) covers the construction of the Pilot Plant and the LEU-3 Facility in phases and the ultimate commercial production scaling to 5.0 million SWU per year by 2033.

However, there can be no assurance that our CRISLA process will advance through the anticipated TRL stages on the expected timeline, or at all. Our TRL level may remain unchanged, advance more slowly than expected, or be subject to reassessment based on additional testing, technical challenges, regulatory developments, or changes in evaluation criteria. Any failure to advance our TRL designation, or any perception that our progress is slower than expected, could be viewed negatively by investors and the market, even if we continue to make meaningful progress in other aspects of our business, including regulatory, engineering, or commercialization activities. Any such perception could adversely affect the market price of our common stock, increase volatility, reduce investor confidence, or impair our ability to raise additional capital on acceptable terms, or at all. In addition, any mismatch between perceived TRL progression and actual development progress could materially adversely affect our business, financial condition, results of operations, and prospects.

Our disclosure of TRL levels is voluntary and there is no standardized requirement in our industry governing how TRL assessments are determined or disclosed. As a result, TRL levels disclosed by us or by competitors may be based on differing methodologies, assumptions, evaluation criteria, or development contexts, and therefore may not be directly comparable. However, investors or market participants may nonetheless attempt to compare TRL levels across companies in the nuclear or advanced energy sector, which could lead to conclusions that do not accurately reflect the relative maturity, technical readiness, or commercialization potential of different technologies. For example, the DOE’s LEU Acquisition Program awarded $900 million each to three companies whose technologies were assessed at a high TRL, while LIST received a guaranteed award of $2 million to be delivered as part of agreed upon milestones. Investors may interpret such differences in funding levels or perceived TRL classifications as indicative of relative technological maturity or commercial readiness, even though our technology may be fundamentally different in architecture, development pathway, or intended application, and such comparisons may not be meaningful or appropriate.

In addition, our voluntary disclosure of TRL levels may subject us to increased scrutiny and may create expectations regarding our development progress that we may not be able to meet. Any failure to advance our TRL level as anticipated, or any perception that our technology is less mature relative to competitors, could adversely affect investor confidence, the market price of our common stock, and our ability to raise additional capital or execute our business plan. These risks may be heightened by the absence of industry-wide standards governing TRL disclosure and interpretation.

Any of the foregoing could materially adversely affect our business, financial condition, results of operations, and prospects.

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We will require substantial additional capital to execute our business plan, which may not be available on acceptable terms, or at all, and our failure to obtain such capital could materially and adversely affect our business and prospects.

We operate in a capital-intensive industry with long development and commercialization cycles that is characterized by stringent customer qualification requirements, multi-year contracting processes, and exposure to changes in energy policies, trade conditions, regulatory frameworks, and geopolitical events, any of which could adversely affect our business, operations, financial condition and prospects.

For example, in January 2026, we announced our goal to invest $1.38 billion in our future flagship commercial scale laser-based uranium enrichment facility on the historic footprint of the K-25 uranium enrichment site in Oak Ridge, Tennessee. Securing sufficient financing to develop this facility, as well as effectively managing costs, including operating and maintenance expenses, present and will continue to present, significant ongoing challenges to our business.

Enrichment facilities are highly capital-intensive and require significant expenditures for engineering, procurement, construction, commissioning, and working capital. We expect to incur substantial expenditures in connection with the continued development and engineering of our technology and related infrastructure before we can generate meaningful revenues, if at all. There can be no assurance that our technology will achieve expected performance or cost advantages, or that we will be able to commercialize our business on a profitable basis. Our business plan may require substantially greater funding than the net proceeds from this offering. We expect to need to raise substantial additional capital over time, potentially including hundreds of millions of dollars, in order to develop, scale, and commercialize our technology. These estimates are subject to significant uncertainty, and our actual capital requirements may be materially higher than currently anticipated due to technical challenges, changes in scope, inflationary pressures, supply chain constraints, regulatory requirements, or other factors beyond our control.

Even after completion of this offering, we will likely need to obtain additional financing through equity offerings, debt financings, or other capital sources. Such financing may not be available when needed, or may only be available on terms that are dilutive, restrictive, or otherwise unfavorable to us. If we raise capital through the issuance of equity or convertible securities, our existing stockholders may experience significant dilution. Any debt financing we obtain may contain covenants that restrict our operations and increase our financial risk, including through required interest payments and repayment obligations. Our ability to raise additional capital will depend on a variety of factors, many of which are outside our control, including general economic and market conditions, interest rate environments, investor perceptions of our business and industry, and broader capital market volatility. Adverse macroeconomic conditions may increase the cost of capital or reduce its availability altogether. We may also seek to enter into strategic collaborations, partnerships, or licensing arrangements as a means of financing our development activities. Such arrangements may require us to relinquish certain rights to our technology or intellectual property, or to accept terms that are not favorable to us, which could adversely affect the long-term value of our business.

In addition, we may pursue government funding, including grants or other support from agencies such as the DOE. However, there can be no assurance that such funding will be available or awarded. Government funding decisions are subject to competitive selection processes, budgetary constraints, and policy priorities. Even if awarded, such funding may be subject to conditions, including government rights to intellectual property or other restrictions. Federal funding is also subject to annual appropriations processes, which are uncertain and may be modified or reduced by Congress, regardless of agency or administration budget requests.

Our business is subject to risks associated with federal funding and government spending, which may be affected by budgetary constraints, delays, and policy changes.

Our business may be indirectly affected by federal budgetary decisions, including federal budget delays, debt ceiling limitations, sequestration, or reductions in government spending. Federal government spending reductions could adversely impact U.S. government programs related to our enrichment services. While we believe our service is not in conflict with the U.S. government’s strategic priorities, U.S. government spending on nuclear-related programs is subject to political, economic, and policy considerations, as well as public scrutiny and changing strategic priorities. Accordingly, such programs may be reduced, delayed, or reallocated due to budgetary constraints or shifts in governmental priorities, including across-the-board spending reductions that are not specific to any particular program or industry. The manner in which any such reductions are implemented is uncertain and could vary significantly, making it difficult to predict their specific impact on our business.

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Any reduction or delay in federal spending affecting the nuclear fuel cycle industry could adversely impact the development and deployment of infrastructure and services upon which we depend, including those provided by third parties, suppliers, and subcontractors. If our suppliers or subcontractors are adversely affected by reductions in government spending, their ability to perform may be impaired, which could in turn delay or increase the cost of our operations.

As a result, federal budgetary uncertainty and changes in government spending priorities could materially and adversely affect our business, financial condition, and results of operations.

We operate in a competitive market and may face competition from established suppliers and alternative technologies, as well as substitution risks arising from changes in fuel strategies or policy developments, any of which could adversely affect our business, financial condition and results of operations.

The uranium enrichment market is competitive and includes established suppliers utilizing centrifuge-based technologies, as well as companies pursuing alternative enrichment approaches, including laser-based technologies. Many of our competitors, particularly incumbent centrifuge service providers, have substantially greater operating histories, financial resources, technical expertise, established customer relationships, and, in some cases, government-funding. These advantages may enable them to respond more effectively to market developments, offer more competitive pricing or contract terms, and secure long-term customer commitments, which could limit our ability to compete successfully.

In addition, technological advancements or shifts in industry preferences could favor alternative enrichment methods or fuel cycle strategies over our planned approach. Changes in governmental policies, trade regulations, or nonproliferation frameworks may also affect the demand for our anticipated product specifications, the timing of procurement decisions, or the overall size of the addressable market. Furthermore, customers may adopt alternative fuel sourcing strategies, including increased reliance on existing inventories, secondary supplies, or different enrichment providers, which could reduce demand for our services.

If we are unable to compete effectively or if market demand for our planned products is reduced due to competitive pressures or substitution effects, our ability to secure contracts, generate revenues, and achieve profitability could be materially and adversely affected.

We are dependent on a related party, NANO Nuclear, for certain strategic, technical, and commercial support, and any deterioration in that relationship could materially and adversely affect our business, prospects, and ability to execute our strategy.

We are dependent, in part, on NANO Nuclear, a related party, to support certain aspects of our strategic development, including potential collaboration on technology development, engineering integration, commercialization planning, and other areas of mutual interest. While the relationship is intended to be complementary, there can be no assurance that such collaboration will continue on its current terms, or at all.

Our reliance on NANO Nuclear exposes us to risks outside of our control. NANO Nuclear may make independent business, financial, or strategic decisions that do not align with our interests, including changes in its capital allocation priorities, management focus, development timelines, or technology roadmap. In addition, NANO Nuclear is subject to its own operational, regulatory, financing, and market risks, any of which could adversely affect its ability or willingness to continue supporting or collaborating with us.

If NANO Nuclear reduces, delays, or discontinues its engagement with us, or if its business is adversely affected, we may be required to seek alternative partners or develop internal capabilities, which may not be available on a timely basis or on commercially reasonable terms. Any such disruption could result in delays, increased costs, or the loss of anticipated synergies.

In addition, because NANO Nuclear is a publicly traded company with its own fiduciary obligations to its stockholders, it may prioritize its own strategic objectives over joint initiatives with us. There can be no assurance that any collaboration will result in successful outcomes or that anticipated benefits will be realized. If we are unable to maintain or replace this relationship, our business, financial condition, and results of operations could be materially and adversely affected.

We may not be able to enter into the contemplated sharing proceeds definitive agreement with NANO Nuclear, which could adversely affect our ability to realize the anticipated commercial benefits of our collaboration with NANO Nuclear.

Following a $2 million investment provided to us by NANO Nuclear in August 2024 as part of a seed round of investing in which NANO Nuclear purchased 2,666,667 shares of our common stock from us, on November 4, 2024, we entered into an agreement with NANO Nuclear to memorialize the terms of our business collaboration. On September 8, 2026, given the passage of time and the evolution of our and NANO Nuclear’s respective businesses, we amended and restated such agreement in its entirety, titling the agreement as a Joint Collaboration Agreement. Our Joint Collaboration Agreement is a framework for our current and proposed future work with NANO Nuclear and provides, among other matters, that (i) NANO Nuclear will work towards developing the necessary uranium conversion facilities and capabilities to supply us with UF6 feedstock for our envisioned enrichment and deconversion processes; (ii) we will provide NANO Nuclear with EUP in the form of enriched and deconverted UF6 fuel based on the feedstock provided by NANO Nuclear; (iii) we and NANO Nuclear will maintain reciprocal “preferred customer” status for UF6 feedstock and EUPs, respectively; and (iv) we and NANO Nuclear will seek to enter into a future arrangement regarding the sale of uranium products produced based on UF6 feedstock that is provided by NANO Nuclear and enriched and deconverted by LIST. Subject to the execution of a definitive agreement between the parties, the final sales price of such uranium products sold to customers shall be determined based on all costs and services related to conversion, enrichment, and deconversion. NANO Nuclear will be paid in accordance with UF6 feedstock provided to LIST, and LIST will be paid in accordance with its enrichment and deconversion services. The terms of sharing proceeds from the sale of such uranium products, including the percentage split and other relevant details, shall be set forth in the definitive agreement. See “Business – Relationship with NANO Nuclear” and “Business – Material Agreements.”

As of the date of this prospectus, LIST and NANO Nuclear have not yet entered into the contemplated sharing proceeds definitive agreement. The terms and timing of such agreement remain subject to the appropriate evolution of the businesses of our company and NANO Nuclear (such that each party could fulfill its obligations), and further future discussions and negotiations between the parties, including with respect to the applicable profit-sharing arrangements, pricing, allocation of costs and expenses, responsibilities of the parties, and other commercial terms. The execution of such agreement will also depend on the progress and results of the parties’ technical and commercial development activities and, as applicable, the satisfaction of relevant regulatory and other requirements. Accordingly, there can be no assurance that the parties will enter into such agreement on the terms currently contemplated, or at all.

If we are unable to enter into the contemplated sharing proceeds definitive agreement, or if such agreement is entered into on terms less favorable to us than currently anticipated, we may not realize the anticipated economic benefits from our partnership with NANO Nuclear. In particular, we may be unable to participate in revenues or profits from the future sale of fabricated fuel plates or fuel rods to third-party customers to the extent currently contemplated. Our inability to establish the contemplated profit-sharing arrangement could also delay or adversely affect the commercialization of our enriched UF6 and related technologies, limit our potential sources of revenue, and require us to pursue alternative commercial arrangements or counterparties. Any of these circumstances could materially and adversely affect our business, financial condition, results of operations and prospects.

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Our business is subject to risks arising from public perception of nuclear energy and political and regulatory developments, which could materially and adversely affect our customers, markets, and ability to operate.

We, our potential customers, and their end users operate in a politically sensitive environment, and public perception of nuclear energy may significantly influence the development, financing, and deployment of nuclear projects, including those related to enrichment services. Nuclear energy is closely associated with government policy, regulation, and public funding due to its perceived benefits and risks, and changes in political leadership, policy priorities, or public sentiment may result in shifts in the regulatory and economic environment in which we operate.

The nuclear industry is subject to extensive regulation and public scrutiny. Regulatory frameworks governing nuclear energy are complex and may be influenced by political considerations and public opinion. Changes in laws, regulations, enforcement priorities, or government incentives may affect the cost, timing, and feasibility of nuclear projects. In addition, government support mechanisms, such as subsidies, tax incentives, or clean energy programs, may fluctuate over time and are not guaranteed.

Public perception of nuclear energy varies widely and may be influenced by historical incidents, media coverage, and concerns regarding safety, waste disposal, and environmental impact. Negative public sentiment may result in protests, litigation, or other opposition to nuclear projects, which could delay or prevent the development of nuclear facilities, including enrichment infrastructure. In addition, public opposition may affect local permitting processes and community acceptance, which are critical to project development and operations. Public perception also affects the willingness of investors and financial institutions to fund nuclear-related projects. Negative sentiment may increase financing costs or limit access to capital, while positive sentiment may enhance market acceptance and investment availability. Similarly, public attitudes toward nuclear energy may influence demand for nuclear power and related fuel cycle services, which could directly affect our customers and indirectly affect our business.

Adverse public reaction may also affect international markets and the ability of nuclear companies to export technology, fuel, or services, as foreign governments and counterparties may consider public perception and political acceptability in their procurement decisions. In the past, adverse public reaction, increased regulatory scrutiny and litigation have contributed to extended construction periods for new nuclear reactors, sometimes delaying construction schedules by decades or more or even shutting down operations. For example, anti-nuclear groups in Germany successfully lobbied for the adoption of the Nuclear Exit Law in 2002, which led to the shutdown of all German nuclear power plants as of April 15, 2023. As a result, adverse public reaction could lead to increased regulation or limitations on the activities of our customers, more onerous operating requirements or other conditions that could have a material adverse impact on our target customers and our business.

In addition, accidents or high-profile incidents involving nuclear facilities or radioactive materials—such as the Three Mile Island, Chernobyl, and Fukushima Daiichi accidents—or acts of terrorism or other security-related events could significantly increase public opposition to nuclear energy and lead to more stringent regulatory requirements. Such events have historically resulted in delays or cancellations of nuclear projects, shutdowns of existing facilities, and increased regulatory costs, all of which could adversely affect our customers and, in turn, our business. Nuclear power faces strong opposition from certain competitive energy sources, individuals and organizations. The accident that occurred at the Fukushima nuclear power plant in Japan in 2011 increased public opposition to nuclear power in some countries, resulting in a slowdown in, or, in some cases, a complete halt to new construction of nuclear power plants, an early shut down of existing power plants or a dampening of the favorable regulatory climate needed to introduce new nuclear technologies, all of which could negatively impact our business and prospects. As a result of the Fukushima accident, some countries that were considering launching new domestic nuclear power programs delayed or cancelled the preparatory activities they were planning to undertake as part of such programs. If accidents like the Fukushima disaster or other events, such as terrorist attacks involving nuclear facilities, occur, public opposition to nuclear power may increase, regulatory requirements and costs could become more onerous, which could materially and adversely affect our business and operations.

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As a result, sustained public acceptance of nuclear energy is an important factor in the development and growth of our industry. Any deterioration in public perception, or any significant nuclear incident, could materially and adversely affect our business, financial condition, and prospects.

Our business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events, global pandemics, and interruptions by man-made problems, such as network security breaches, computer viruses, or terrorism. Material disruptions of our business or information system resulting from these events could adversely affect our operating results.

We are vulnerable to damage from catastrophic events, such as natural disasters, power loss, and similar unforeseen events beyond our control. Global pandemics or fear of spread of contagious diseases, such as COVID-19, as well the catastrophic events could disrupt our business operations, reduce or restrict our supply of products and services, incur significant costs to protect our employees and facilities, or result in regional or global economic distress, which may materially and adversely affect our business, financial condition, and results of operations. Actual or threatened war, terrorist activities, political unrest, civil strife, and other geopolitical uncertainty could have a similar adverse effect on our business, financial condition, and results of operations.

We cannot assure you that we are adequately protected from the effects of earthquakes, fire, floods, typhoons, earthquakes, global pandemics, power loss, telecommunications failures, break-ins, war, riots, network security breaches, computer virus terrorist attacks, or similar events. Any of the foregoing events may give rise to interruptions, damage to our property, delays in production, breakdowns, system failures, technology platform failures, or internet failures, which could cause the loss or corruption of data or malfunctions of our internet system as well as adversely affect our business, financial condition, and results of operations.

If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, damaged critical infrastructure, or otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period. The disaster recovery and business continuity plans we have in place are unlikely to provide adequate protection in the event of a serious disaster or similar event. We may incur substantial expenses because of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business.

Our operations are subject to significant environmental, health, and safety obligations, and any failure to comply with applicable requirements relating to UF₆, hydrogen fluoride, waste management, emergency preparedness, or other hazardous materials could result in fines, operational disruptions, liabilities, or reputational harm.

Our operations involve the handling, storage, transportation, and use of hazardous, radioactive, toxic, and corrosive materials, including UF₆, hydrogen fluoride, and other regulated substances. As a result, we are subject to extensive federal, state, local, and international environmental, health, safety, radiation protection, waste management, and emergency preparedness laws and regulations. Compliance with these requirements requires substantial ongoing expenditures, operational controls, monitoring systems, employee training, recordkeeping, emergency response planning, and reporting obligations.

The risks associated with handling hazardous materials cannot be entirely eliminated. Accidents, equipment failures, procedural errors, transportation incidents, natural disasters, cybersecurity incidents affecting operational systems, or other unexpected events could result in releases of hazardous substances, contamination, exposure of personnel or the public to hazardous materials, environmental damage, or other adverse consequences. In addition, failures by our contractors, suppliers, or service providers to comply with applicable requirements could also expose us to liability or operational disruptions.

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Any actual or alleged violation of environmental, health, safety, waste management, or emergency preparedness requirements could result in enforcement actions, fines, penalties, corrective action obligations, suspension of operations, delays in permitting or regulatory approvals, increased regulatory oversight, litigation, or reputational harm. We may also incur substantial costs for remediation, investigation, compliance upgrades, insurance claims, or damages arising from actual or alleged incidents or non-compliance.

In addition, environmental and safety laws and regulations may become more stringent over time, resulting in increased compliance costs or operational restrictions. Any significant environmental, health, or safety incident, or any failure to maintain compliance with applicable requirements, could materially and adversely affect our business, financial condition, results of operations, and prospects.

If our final product fails to meet our customer quality specifications, we could become involved in contractual disputes, which could have an adverse effect on our profitability and financial position.

We may be subject to claims, lawsuits, arbitration proceedings, and other legal, regulatory and administrative proceedings. The outcome of any such claims, investigations or proceedings cannot be predicted with any degree of certainty.

We may also be required to cover the legal expenses and other costs on behalf of individuals or third parties incurred during any applicable legal proceedings, which may divest our company’s resources and the management’s attention, thus materially and adversely affect our business, financial condition and results of operations and result in our inability to sustain our growth and expansion strategies.

Risks Related to Our Intellectual Property

If we fail to protect or enforce our intellectual property or proprietary rights, our business and operating results could be harmed.

Our competitive position depends in part on protecting inventions, know-how, and process insights related to our LIST technology, including, among others, the CRISLA process, laser systems, separators, and operational methods. If we fail to protect or enforce our intellectual property or proprietary rights, our business and operating results could be harmed. We currently own the CRISLA Patent (USPTO No. 10,319,486) published in 2019 that was transferred from inventor Dr. Jozef W. Eerkens to our subsidiary CRISLA, Inc. and later to LIST. See “Business – Intellectual Property.” We may enter into license agreements in future business development activities, especially as we diversify our LIST technology into other isotopes (i.e. stable isotopes for the semiconductor industry, or medical isotopes for the radiopharmaceutical and medical industry) in future.

We regard the protection of our trade secrets, trademarks, licenses, patents and copyrights (if any, in future), domain names and other intellectual property or proprietary rights as critical to our success. We strive to protect our intellectual property rights by relying on federal, state, and common law rights, as well as contractual restrictions. We seek to protect our company confidential proprietary information, in part, by entering into consulting agreements, and/or services or employment agreements that contain non-disclosure and non-use provisions with our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology. However, we cannot be certain that we have executed such agreements with all parties who may have helped to develop our intellectual property or who have had access to our proprietary information, nor can we be certain that our agreements will not be breached. Any party with whom we have made such an agreement could potentially breach that agreement and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. We cannot guarantee that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Detecting the disclosure or misappropriation of a trade secret and enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, time-consuming and could result in substantial costs and the outcome of such a claim is unpredictable. Further, the laws of certain foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property or proprietary rights both in the United States and abroad. If we are unable to prevent the disclosure of our trade secrets to third parties, or if our competitors independently develop any of our trade secrets, we may not be able to establish or maintain a competitive advantage in our market, which could harm our business.

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We believe developing technology more comprehensively before patenting it provides our company with certain potential strategic advantages. However, we will balance the advantages of comprehensive development with the risk of potential delays in securing patent protection and continue to consult qualified intellectual property counsel so we can make informed decisions regarding the timing of patent filings and the overall protection strategy. Patent laws, and scope of coverage afforded by them, have recently been subject to significant changes, such as the change to “first-to-file” from “first-to-invent” resulting from the Leahy-Smith America Invents Act. This change in the determination of inventorship may result in inventors and companies having to file patent applications more frequently to preserve rights in their inventions, which may favor larger competitors that have the resources to file more patent applications. Another change to the patent laws may incentivize third parties to challenge any issued patent in the USPTO, as opposed to having to bring such an action in U.S. federal court. Any invalidation of a patent claim could have a significant impact on our ability to protect the innovations contained within our products and could harm our business.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions to maintain patent applications and issued patents. We may fail to take the necessary actions and to pay the applicable fees to obtain or maintain our patents in future. Non-compliance with these requirements can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to use our technologies and enter the market earlier than would otherwise have been the case.

We pursue the registration of our domain names, trademarks, patents, and service marks in the United States. We may seek to protect our trademarks, patents and domain names with an increasing number of jurisdictions in future, which is a process that is expensive and time-consuming and may not be successful, or which we may not pursue in every location.

Litigation may be necessary to enforce our intellectual property or proprietary rights, protect our trade secrets, or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs, adverse publicity or diversion of management and technical resources, any of which could adversely affect our business and operating results. If we fail to maintain, protect, and enhance our intellectual property or proprietary rights, our business may be harmed.

We rely on our proprietary technology, trade secrets, designs, experiences, work flows, data, processes, software and know-how.

We rely on proprietary information (such as trade secrets, know-how and company confidential information) to protect intellectual property that may not be patentable or subject to copyright, trademark, trade dress or service mark protection, or that we believe is best protected by means that do not require public disclosure. We generally seek to protect this proprietary information by entering into consulting agreements, and/or services or employment agreements that contain non-disclosure and non-use provisions with our employees, consultants, contractors and third parties. However, we may fail to enter into the necessary agreements, and even if entered, these agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement, or misappropriation of our proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. We have limited control over the protection of trade secrets used by our current or future partners and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties. To the extent that our employees, consultants, contractors, advisors and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. Furthermore, laws regarding trade secret rights in certain markets where we operate may afford little or no protection to its trade secrets.

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We also rely on physical and electronic security measures to protect our proprietary information, but we cannot provide assurance that these security measures will not be breached or provide adequate protection for our property. There is a risk that third parties may obtain and improperly utilize our proprietary information to our competitive disadvantage. We may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to enforce our intellectual property rights.

We may be accused of infringing intellectual property rights of third parties and content restrictions of relevant laws, which may materially and adversely affect our business, financial condition, and results of operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We may, and from time to time in the future be, subject to legal proceedings and claims relating to the intellectual property rights of others. There could also be existing patents or other intellectual property of which we are not aware that we may infringe. While we do not know of any intellectual property rights on which our products or our business infringe, we cannot assure you that holders of patents or other intellectual property rights purportedly relating to some aspect of our technology or business, would not seek to enforce such patents against us or that they will not be successful in any such enforcement action. We may be accused of infringing intellectual property rights of third parties and content restrictions of relevant laws, which may materially and adversely affect our business, financial condition, and results of operations. Third parties may claim that the technology used in the operation of our business infringes upon their intellectual property rights. Although we have not faced any litigation involving direct claims of infringement by us, the possibility of intellectual property claims against us increases as we continue to grow. Such claims, whether having merit, may result in our expenditure of significant financial and management resources, injunctions against us or payment of damages. We may need to obtain licenses from third parties who allege that we have infringed their rights, but such licenses may not be available on terms acceptable to us or at all. These risks have been amplified by the increase in third parties whose sole or primary business is to assert such claims.

The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any such litigation or proceedings could cause us to pay damages, as well as legal and other costs, limit our ability to conduct business or require us to change the way we operate.

Because the nuclear sector involves extensive partnering, contracting, and engagement with government entities, we must manage IP allocation, background and foreground rights, and data-rights provisions carefully. Cybersecurity threats, insider risk, and the need to share sensitive technical data with suppliers or regulators can increase exposure. Maintaining a disciplined invention disclosure process, access controls, and contractual protections is essential to preserve freedom-to-operate and long-term differentiation.

We rely on joint development arrangements and strategic partnerships, which may give rise to intellectual property, licensing, and commercialization disputes that could adversely affect our business.

We may enter into, and in some cases currently rely on, development relationships with vendors, laboratories, research institutions, and other strategic partners to advance our technology and business objectives. These arrangements may involve joint development activities and the creation of intellectual property and know-how, which can create uncertainty regarding ownership rights, licensing rights, and freedom to operate with respect to resulting inventions, improvements, or technical data.

Disputes may arise with respect to the scope of intellectual property ownership, allocation of rights to use or commercialize jointly developed technologies, or the interpretation of contractual provisions governing such arrangements. Any such disagreements could delay development programs, result in costly and time-consuming negotiations or litigation, and may require us to modify or terminate existing relationships or seek alternative arrangements.

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In addition, any failure to clearly secure or enforce our rights to intellectual property developed under such collaborations could limit our ability to commercialize our technology or expose us to claims of infringement or breach of contract. If we are unable to effectively manage these relationships or resolve disputes on favorable terms, our business, financial condition, and results of operations could be materially and adversely affected.

Protecting trade secrets is inherently difficult; detecting and enforcing violations is time-consuming, costly, and uncertain.

We rely, in part, on trade secrets, proprietary know-how, confidential information, and other unpatented intellectual property to protect our technology and maintain our competitive position. Protecting trade secrets and other proprietary rights is inherently difficult, particularly in industries involving advanced technologies and specialized personnel. We may not be able to prevent unauthorized disclosure, misappropriation, or use of our confidential information by employees, consultants, contractors, collaborators, suppliers, or other third parties.

Although we seek to protect our proprietary information through confidentiality agreements, employment agreements, intellectual property assignment agreements, security measures, and other contractual and technical safeguards, these measures may not be effective or sufficient in all circumstances. In addition, such agreements may be breached, and we may not have adequate remedies for any such breach. Furthermore, trade secret laws and enforcement mechanisms may vary across jurisdictions and may not provide meaningful protection in all cases.

Detecting unauthorized use or disclosure of our trade secrets may be difficult, time-consuming, and costly, and we may not be able to identify or prevent all instances of misappropriation. Enforcing our rights through litigation or other proceedings could require substantial financial and management resources, divert management’s attention from our business operations, and result in uncertain outcomes.

If our trade secrets or other proprietary information are improperly disclosed, misappropriated, or independently developed by competitors or other third parties, our competitive position could be materially harmed. Any such event could adversely affect our ability to maintain technological advantages, commercialize our products and services, and achieve or sustain profitability, which could have a material adverse effect on our business, financial condition, and results of operations.

Joint development with vendors or partners may create uncertainty over ownership, licensing rights, or future commercialization pathways.

We may enter into joint development, collaboration, supply, or strategic partnership arrangements with vendors, contractors, research institutions, or other third parties in connection with the development and commercialization of our technology. Such arrangements may involve the sharing, co-development, or integration of intellectual property, technology, data, or proprietary know-how, which may create uncertainties regarding ownership rights, licensing arrangements, rights to use or commercialize resulting technology, or allocation of future revenues and responsibilities.

The terms of these arrangements may be subject to differing interpretations, and disputes may arise regarding intellectual property ownership, inventorship, scope of licenses, commercialization rights, exclusivity provisions, or other contractual matters. In addition, certain agreements may impose restrictions on our ability to use, transfer, license, or further develop technologies that are important to our business.

If we are unable to obtain or maintain sufficient rights to intellectual property developed through these collaborations, or if disputes arise with our vendors or partners, our ability to continue development activities, obtain regulatory approvals, manufacture products, or commercialize our technology could be delayed or adversely affected. Resolving such disputes could require substantial costs and management resources and may result in litigation, arbitration, renegotiation of commercial terms, or the loss of valuable intellectual property rights.

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Furthermore, our collaborators, vendors, or partners may pursue alternative technologies or competing business interests, may fail to perform their obligations, or may terminate their relationships with us. Any uncertainty or dispute relating to joint development activities or commercialization pathways could materially and adversely affect our business, financial condition, results of operations, and prospects.

Risks Related to Regulation and Compliance

Our business is subject to a wide variety of extensive and evolving government laws and regulations. Changes in and/or failure to comply with such laws and regulations could have a material adverse effect on our business.

The enrichment of uranium is considered sensitive nuclear technology (SNT) and subject to strict 10 CFR Part 810 export control. The proliferation risks of enrichment technologies also require the government to secure those technologies and protect them from potential dual-use applications from our adversaries. Once an enrichment technology shows that it can produce “practical quantities of enriched uranium,” the DOE Office of Classification will classify the technology as Secret Restricted Data (RD), which requires strict physical security and document control within a secret RD facility, and all personnel required to get a security clearance. Obtaining a possessing facility clearance from the NRC means that cleared personnel are authorized to work on classified information within a secure facility. The risk this poses is that for any breach in the protection of classified matter, the NRC can shut down operations for extended periods, and personnel can lose their security clearances.

We are subject to new or changing federal, state, and local regulations, including laws relating to the design, developing, manufacturing, marketing, servicing, or sales of our nuclear-fuel-related products.

We are subject to new or changing federal, state, and local regulations, including laws relating to the design, developing, manufacturing, marketing, servicing, or sales of our nuclear-fuel-related products. Such laws and regulations may require us to pause sales and modify our products, which could result in a material adverse effect on our ability to generate revenues (or any future revenues) and our financial condition generally. Such laws and regulations can also give rise to liability such as fines and penalties, property damage, bodily injury, and cleanup costs. Failure to comply with such regulations could lead to withdrawal or recall of our products from the market, delay our projected revenues, increase costs, or make our business unviable if we are unable to modify our products to comply. Capital and operating expenses needed to comply with laws and regulations can be significant, and violations may result in substantial fines and penalties, third-party damages, suspension of production or a cessation of our operations. Any failure to comply with such laws or regulations could lead to withdrawal or recall of our products from the market.

Regulatory risk factors associated with our business also include our ability to obtain additional applicable approvals, licenses, or certifications from regulatory agencies, if required, and to maintain current approvals, licenses, or certifications. Any regulatory delays, delays imposed because of regulatory inspections and changing regulatory requirements, may impede our planned actions from being implemented or completed, many of which may be out of our control. Any natural disasters, changes in governmental regulations or in the status of our regulatory approvals or applications or other events that force us to cancel or reschedule our product development and production, could have an adverse impact on our business and financial condition.

Uranium enrichment is subject to extensive regulatory oversight, including, among others, licensing and oversight by the NRC, State of Tennessee, environmental permitting, safeguards, physical security, and export controls. A cybersecurity incident or physical security breach could disrupt our operations, result in the loss or compromise of sensitive data or technology, and subject us to regulatory reporting obligations, investigations, and remediation costs.

Uranium enrichment is subject to extensive regulatory oversight, including, among others, licensing and oversight by the NRC, State of Tennessee, environmental permitting, safeguards, physical security, and export controls. Our operations and planned facilities are expected to require numerous licenses, permits, approvals, and authorizations, including, among others, licensing and oversight by the NRC, environmental and land use permitting, nuclear safeguards compliance, physical security requirements, transportation regulations, and export control approvals. Compliance with these requirements is complex, costly, and time-consuming. The process of obtaining, maintaining, and renewing required regulatory approvals may involve significant delays, substantial capital expenditures, ongoing reporting obligations, operational restrictions, inspections, and regulatory reviews. Regulatory agencies may impose additional conditions or requirements, request supplemental information, delay approvals, or deny applications altogether. In addition, applicable laws, regulations, and regulatory interpretations may change over time, which could increase compliance costs or require modifications to our operations, facilities, or technologies.

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Because uranium enrichment involves sensitive nuclear material and national security considerations, our business may be subject to heightened regulatory scrutiny and oversight. Any actual safety and security incident or alleged failure to comply with applicable licensing, environmental, safeguards, security, or export control requirements could result in enforcement actions, civil or criminal penalties, reputational harm, operational restrictions, suspension or revocation of licenses, or delays in development and commercialization activities.

Uranium enrichment facilities are subject to heightened physical security requirements and may be targets for cyberattacks, sabotage, or unauthorized access to sensitive or proprietary information. A cybersecurity incident or physical security breach could disrupt our operations, result in the loss or compromise of sensitive data or technology, and subject us to regulatory reporting obligations, investigations, and remediation costs. In addition, compliance with evolving security requirements may increase our operating costs and administrative burden. Due to the sensitive nature of our technology, certain aspects of our operations may be subject to classification or other restrictions imposed by the DOE or other governmental authorities. As a result, certain personnel may be required to obtain and maintain security clearances, and we may be required to implement enhanced controls and training related to the handling of classified materials, equipment, processes, and information. These requirements could increase costs, limit operational flexibility, and create additional compliance risks.

If we are unable to obtain or maintain required licenses, permits, and approvals in a timely manner or at all, or if we fail to comply with applicable regulatory requirements, our operations, development plans, and commercialization efforts could be materially delayed, restricted, or terminated. Any such events could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Regulatory approvals may take longer than planned, require design changes, or impose additional compliance obligations.

Regulatory approvals required for our planned facilities, technologies, and operations may take longer to obtain than we currently anticipate, may require modifications to our designs, processes, or operational plans, or may impose additional compliance obligations and restrictions. The regulatory review process applicable to uranium enrichment and related nuclear activities is complex, highly technical, and subject to evolving legal, regulatory, environmental, safety, and national security considerations. Regulatory agencies may request supplemental information, require additional studies or testing, impose new or revised conditions, or delay or deny approvals for reasons that may be outside of our control.

In addition, the requirements imposed by regulatory authorities may change during the course of the approval process or after approvals have been granted. We may be required to redesign aspects of our facilities or technology, implement additional security or safeguards measures, modify operational procedures, or incur unanticipated capital expenditures and compliance costs in order to satisfy regulatory requirements. Such changes could delay development timelines, increase operating expenses, reduce operational flexibility, or adversely affect the economic viability of our projects.

Any delay in obtaining required approvals, failure to satisfy regulatory requirements, or imposition of burdensome conditions could delay or prevent the development, construction, commissioning, or operation of our planned facilities and could adversely affect our commercialization efforts. As a result, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

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Operational compliance requires rigorous material handling procedures, quality assurance controls, personnel training, and auditable compliance systems, and any failure to maintain compliance could result in enforcement actions, increased regulatory oversight, operational delays, or other adverse consequences.

Our operations involving UF₆ and related nuclear materials are subject to extensive operational, safety, quality assurance, safeguards, and recordkeeping requirements. Compliance with these requirements requires the implementation and maintenance of rigorous handling procedures, comprehensive employee training programs, detailed documentation practices, quality control systems, and auditable operational processes. The complexity of these requirements may increase as our operations expand and transition toward larger-scale commercial activities.

Any actual or alleged failure to comply with applicable operational, safety, security, environmental, or quality assurance requirements could result in regulatory enforcement actions, findings during inspections or audits, increased oversight by regulatory authorities, mandatory corrective actions, civil or criminal penalties, suspension of operations, or reputational harm. In addition, compliance deficiencies or operational incidents could lead to delays in regulatory approvals, interruptions in facility development or commissioning activities, or increased compliance and remediation costs.

Maintaining compliance may also require significant ongoing investments in personnel, training, infrastructure, monitoring systems, and internal controls. As regulatory standards evolve, we may be required to implement additional procedures or operational safeguards that could increase costs and reduce operational flexibility. Any failure to maintain effective compliance systems and procedures could materially and adversely affect our business, financial condition, results of operations, and prospects.

Export controls and restrictions  on the dissemination of enrichment-related technical data may limit our ability to collaborate with third parties, recruit personnel, and engage in international business activities.

Our operations involve technologies, technical data, and activities that may be subject to U.S. export control laws, regulations, and national security restrictions, including restrictions relating to uranium enrichment technology and related technical information. These laws and regulations may limit our ability to share technical data with foreign persons, collaborate with international partners, engage certain vendors or service providers, recruit or employ non-U.S. personnel for particular roles, or participate in international research, development, or commercial activities.

Compliance with export control requirements is complex and may require licenses, governmental approvals, technology control plans, monitoring systems, and other compliance measures. Regulatory authorities may deny license applications, impose conditions or restrictions, or modify applicable requirements, and any such actions could delay or restrict our business activities. In addition, export control laws and enforcement priorities may change over time in response to geopolitical developments, national security concerns, or changes in governmental policy.

Any actual or alleged violation of export control laws or restrictions could result in significant penalties, fines, restrictions on export privileges, increased governmental oversight, reputational harm, or other adverse consequences. Moreover, restrictions on the dissemination of enrichment-related technical data could limit our ability to access international talent, establish strategic collaborations, or expand our business internationally, which could adversely affect our development and commercialization efforts.

As a result, export control restrictions and related compliance obligations could increase our operational costs, limit business opportunities, delay development activities, and materially and adversely affect our business, financial condition, results of operations, and prospects.

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If our technology, operations, or related information become classified, we may be required to obtain security clearances, operate secure facilities, and comply with stringent classified information protection requirements, which could increase our operational complexity and costs.

Certain aspects of our technology, operations, research activities, or technical information may become subject to classification or heightened national security restrictions under applicable U.S. laws and regulations. If any of our activities or information are determined to involve classified information or otherwise require access to controlled or restricted data, we may be required to obtain facility security clearances, ensure that certain employees and contractors obtain personnel security clearances, establish and maintain secure facilities and information systems, and implement additional safeguards and compliance procedures relating to the handling, storage, transmission, and protection of classified materials.

Obtaining and maintaining the necessary security clearances and secure infrastructure could be time-consuming, costly, and administratively burdensome. Clearance determinations are controlled by governmental authorities and may be delayed, denied, suspended, or revoked for reasons outside of our control. In addition, the pool of qualified personnel holding or eligible to obtain the required clearances may be limited, which could adversely affect our ability to recruit, retain, and manage personnel necessary to support our operations and growth.

Compliance with classified information protection requirements may also impose significant operational restrictions, including limitations on communications, information sharing, collaboration with third parties, international business activities, cloud or data storage arrangements, and internal operational processes. Any failure to comply with applicable security or classified information requirements could result in enforcement actions, loss or suspension of clearances, reputational harm, contractual liabilities, or restrictions on our ability to conduct certain activities.

As a result, any requirement to operate within a classified or heightened national security framework could increase our operating costs, reduce operational flexibility, delay development activities, and materially and adversely affect our business, financial condition, results of operations, and prospects.

If we fail to comply with the laws and regulations relating to the collection of sales tax and payment of income taxes in the various states in which we do business, we could be exposed to unexpected costs, expenses, penalties and fees as a result of our non-compliance, which could harm our business.

By engaging in business activities in the United States, we become subject to various state laws and regulations, including requirements to collect sales tax from our sales within those states, and the payment of income taxes on revenue generated from activities in those states. A successful assertion by one or more states that we were required to collect sales or other taxes or to pay income taxes where we did not could result in substantial tax liabilities, fees and expenses, including substantial interest and penalty charges, which could harm our business.

We may become involved in legal and regulatory proceedings and commercial or contractual disputes, which could have an adverse effect on our profitability and financial position.

We may be subject to claims, lawsuits, arbitration proceedings, government investigations and other legal, regulatory and administrative proceedings. The outcome of any such claims, investigations or proceedings cannot be predicted with any degree of certainty. In the ordinary course of business, we may in the future be the subject of various legal claims. Any such claims, investigations or proceedings against us, whether meritorious or not, could be time-consuming, result in costly litigation, be harmful to our reputation, require significant management attention and divert significant resources, and the resolution of any such claims, investigations or proceedings could result in substantial damages, settlement costs, fines or penalties that could adversely affect our business, financial condition or operating results or result in harm to our reputation and brand, sanctions, consent decrees, injunctions or other remedies requiring a change in our business practices.

Further, under certain circumstances, we may have contractual or other legal obligations to indemnify and to incur legal expenses on behalf of investors, directors, officers, employees, or other third parties. Our business contractual and legal obligations related to indemnification and the coverage of legal expenses for investors, directors, officers, employees, and other third parties are critical components of our risk management and corporate governance. These obligations are typically outlined in various agreements, contracts, and corporate bylaws.

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Our indemnification obligations, including obligations to cover legal expenses, are set forth in our corporate governing documents, agreements we have entered into or may enter into with our directors, officers, investors and other parties, and applicable law. Satisfying these obligations could require us to incur substantial costs, including legal fees and damages or settlement amounts, on behalf of the indemnified parties, and these costs could be significant even where the underlying claims are without merit. While we maintain directors and officers (D&O) liability insurance to mitigate a portion of these exposures, such insurance is subject to coverage limits, retentions and exclusions, and may be insufficient to cover all losses or expenses for which we are obligated to indemnify the covered parties. Insurance coverage may also become more expensive or unavailable in the future. As a result, we may be required to bear indemnification and related costs directly, which could adversely affect our business. Nuclear companies usually purchase D&O liability insurance to indemnify their directors and officers against personal liability for actions taken in their roles. These policies provide financial protection for individuals in the event of lawsuits, regulatory actions, or other legal proceedings related to their corporate duties. The corporate governing documents may include provisions that obligate our company to indemnify its directors, officers, and sometimes employees to the extent allowed by law, with some conditions or limitations on indemnification as applicable. In cases where investors, such as venture capitalists or private equity firms, are involved, investment agreements may include indemnification clauses that protect the investors from certain liabilities related to their investment in our company. In our agreements with third parties, such as suppliers, partners, or service providers, indemnification provisions may also be included to specify who is responsible for indemnifying the other party in the event of specified breaches, disputes, or liabilities.

We are subject to U.S. and foreign anti-corruption and anti-money laundering laws and regulations. We can face criminal liability and other serious consequences for violations, which can harm our business.

We are subject to the U.S. Foreign Corrupt Practices Act, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the Money Laundering Control Act 18 U.S.C. §§ 1956 and 1957, and other anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors and other collaborators from authorizing, promising, offering or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector, and require that we keep accurate books and records and maintain internal accounting controls designed to prevent any such actions. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors and other collaborators, even if we do not explicitly authorize or have actual knowledge of such activities.

As we intend to conduct international cross-border business and expand our operations abroad, we may engage business partners and third-party intermediaries to market our products and to obtain necessary permits, licenses and other regulatory approvals overseas. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities. We cannot assure you that all of our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. As we intend to expand our international business, our risks under these laws may increase.

Detecting, investigating and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources and attention from our management. In addition, non-compliance with anti- corruption or anti-bribery laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties, injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas are received or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our business, operating results and financial condition could be materially harmed.

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General Risks Associated with Our Company

Mr. Jay Jiang Yu, our Chief Executive Officer and Chairman of the Board, has a significant influence over our company due to his ownership of a material percentage of our outstanding common stock. Also, his fiduciary, financial and time dedication interests may not always be aligned with the interests of our other stockholders, which may lead to conflicts of interest that harm our company.

As of July 31, 2026, Mr. Jay Jiang Yu, our Chief Executive Officer and Chairman, beneficially owns an aggregate of approximately 26.04% shares of our common stock and is expected to own approximately [●]% shares of our common stock upon the completion of this offering assuming no exercise of the underwriter’s over-allotment option. Due to his ownership of a material percentage of our outstanding common stock, Mr. Yu could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the appointment of directors and other significant corporate actions. This concentration of voting power may delay, prevent, or deter transactions that other stockholders may view as beneficial and may result in corporate actions with which other stockholders do not agree. In some cases, his influence could have the effect of preventing changes of control or other transactions that could provide stockholders with a premium over the prevailing market price. Without the consent of Mr. Yu, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. In addition, our interests and the interests of Mr. Yu may not always be aligned. Circumstances may arise in which his personal, financial, or other interests differ from those of our company or our other stockholders, potentially giving rise to actual or perceived conflicts of interest. If such conflicts are not resolved in a manner favorable to our company or our other stockholders, our business, financial condition, and results of operations could be adversely affected.

In addition, since 2022, Mr. Yu has also been the President, Secretary and Treasurer, and Chairman of the Board of NANO Nuclear and is expected to continue to serve, following the consummation of this offering, in such capacities and devote no less than 40 hours per week to the business affairs of NANO Nuclear. As a result, he may have potential conflicts of interest and competing demands on his time and attention. Mr. Yu’s duties to NANO Nuclear may create actual or perceived conflicts of interest, including with respect to allocation of time and resources, strategic priorities, capital allocation decisions, and the pursuit of business opportunities that may be suitable for both entities. In addition, he may become aware of business opportunities that may be appropriate for both our company and other companies he serves, and there can be no assurance that such opportunities will be appropriately allocated to our company.

Moreover, pursuant to his Amended and Restated Employment Agreement with us, Mr. Yu, as our Chairman and Chief Executive Officer, subject to the oversight by our board, is only required to devote such of his business time and attention with us as is reasonably required for companies of a similar size, nature and business to our company’s affairs. This is a lesser contractual standard of time dedication than is required under his employment agreement with NANO Nuclear. Since Mr. Yu is involved in the management of another operating company on a full-time basis, he may not be able to devote sufficient time and attention to the day-to-day management and strategic oversight of our business. This could result in delays in decision-making, reduced responsiveness to operational or market developments, and limitations on the effectiveness of our corporate governance and executive oversight. The existence of overlapping leadership roles may give rise to disputes regarding fiduciary duties, allocation of resources, and confidentiality of information. Although we expect our officers to act in the best interests of our company, there can be no assurance that conflicts will not arise or that any such conflicts will be resolved in our favor. If he is unable to fully devote his time and attention to our business, or if conflicts of interest arise between his obligations to our company and his obligations to the other companies, our business, financial condition, results of operations, and prospects could be adversely affected. See “Business – Relationship with NANO Nuclear” and “Principal Stockholders.”

We are highly dependent on our senior management team and other highly skilled personnel. If we are unable to attract, retain and maintain highly qualified personnel, including our senior management team, we may not be able to implement our business strategy and our business and results of operations would be harmed.

Our business operations are highly dependent on the continued services of our senior management team, particularly Jay Jiang Yu, our Chief Executive Officer and Chairman, and Christo J. Liebenberg, our President. Our senior management team has extensive experience in the energy and finance industries, and we believe that their depth of experience is instrumental to our continued success. See “Management” for further details. The loss of any one or more members of our senior management team, for any reason, including resignation or retirement, could impair our ability to execute our business strategy and have a material adverse effect on our business and financial condition if we are unable to successfully attract and retain qualified and highly skilled replacement personnel.

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In addition, our ability to execute our plans and grow our company will depend in large part on our ability to attract, motivate, develop, retain and maintain a sufficient number of other highly skilled personnel, including engineers, laser technology professionals, licensing specialists, security experts, finance, marketing and sales personnel. Maintaining a diverse team of skilled personnel who can collectively address the technical, regulatory, financial, and operational aspects of our business, including but not limited to, laser engineers and scientists, regulatory and licensing experts, safety and security experts, quality control and assurance managers, environmental and waste management experts, and financial and legal professionals, is also essential to our business. Our goal is to build a well-rounded and experienced team with expertise in these areas to ensure the development, operation, and commercialization of our business, while ensuring safety, regulatory compliance, and long-term viability.

However, if we are unable to attract, retain, and maintain our senior management team and other highly skilled personnel, we may not be able to implement our business strategy, and our business, financial condition and results of operations may be adversely and materially affected. If any of our senior management team members were to terminate his or her employment with us, there can be no assurance that we would be able to find suitable replacements in a timely manner, at acceptable cost or at all. The loss of services of senior management team members or the inability to identify, hire, train and retain other qualified and managerial personnel in the future may materially and adversely affect our business, financial condition, results of operations and prospects.

Failure to establish and maintain effective internal control in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

Prior to the completion of this offering, we have been a private company with limited accounting personnel to adequately execute our accounting processes and limited supervisory resources with which to address our internal control over financial reporting. As a private company, we have not designed nor maintained an effective control environment as required of public companies under the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and therefore are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Specifically, we lack a sufficient number of professionals with an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters timely and accurately while maintaining appropriate segregation of duties.

Upon becoming a publicly traded company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Though we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC.

Proper system of internal control over financial accounting and disclosure controls and procedures are critical to the operation of a public company. We may be unable to effectively establish such system, especially in light of the fact that we expect to operate as a publicly reporting company. This would leave us without the ability to reliably assimilate and compile financial information about our company and significantly impair our ability to prevent error and detect fraud, all of which would have a negative impact on our company from many perspectives.

Moreover, we do not expect that disclosure control or internal control over financial reporting, even if established, will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in the control system, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Failure of our control system to prevent error or fraud could materially adversely impact us.

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Our ability to effectively manage our anticipated growth and expansion of our operations will also require us to enhance our operational, financial and management controls and infrastructure, human resources policies and reporting system. These enhancements and improvements will require significant capital expenditures and allocation of valuable management and employee resources.

We expect to experience significant growth in the scope and nature of our operations. Our ability to manage our operations and future growth will require us to continue to improve our operational, financial and management controls, compliance programs and reporting system. We may not be able to implement improvements in an efficient or timely manner and may discover deficiencies in existing controls, programs, systems and procedures, which could have an adverse effect on our business, reputation and financial results. Additionally, rapid growth in our business may place a strain on our human and capital resources. We expect our technology to be classified, therefore, we will not conduct our enrichment operations internationally. All LIST technology development, enrichment activities, and EUP production will remain on U.S. soil. However, we may sell EUP to international utilities in compliance with U.S. regulatory requirements and export controls. These diversified, global operations place increased demands on our limited resources and require us to substantially expand the capabilities of our administrative and operational resources and to attract, train, manage and retain qualified management, technical, experts, engineering, sales and other personnel, the failure of which may adversely affect our business, financial condition and results of operations.

We will incur significantly increased costs as a result of, and devote substantial management time to operating as, a public company.

As a public company after this offering, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Exchange Act and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC, including the establishment and maintenance of effective disclosure and financial controls, changes in corporate governance practices and required filing of annual, quarterly and current reports with respect to our business and operating results. These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We will also need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and will need to establish an internal audit function. We also expect that operating as a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. This could also make it more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers. In addition, after we no longer qualify as an “emerging growth company,” as defined under the JOBS Act we expect to incur additional management time and cost to comply with the more stringent reporting requirements applicable to companies that are deemed accelerated filers or large accelerated filers, including complying with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We are just beginning the process of compiling the system and processing documentation needed to comply with such requirements. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. In that regard, we currently do not have an internal audit function, and we will need to hire or contract for additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

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We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our common stock less attractive to investors. In addition, if we cease to be an emerging growth company, we will no longer be able to use the extended transition period for complying with new or revised accounting standards.

We will remain an emerging growth company until the earliest of: (1) the last day of the fiscal year following the fifth anniversary of our listing; (2) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion; (3) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities; and (4) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC.

We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. For example, if we do not adopt a new or revised accounting standard, our future results of operations may not be comparable to the results of operations of certain other companies in our industry that adopted such standards. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes appearing elsewhere in this prospectus. We base our estimates on short duration historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses. Significant estimates and judgments involve: legal contingencies; valuation of our common stock and equity awards; and income taxes. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

Our current insurance coverage may not be adequate, and we may not be able to obtain insurance at acceptable rates, or at all.

We currently maintain director and officer liability insurance, workers’ compensation insurance, and general liability and property insurance. However, our existing policies may include significant deductibles, self-insured retentions, limitations, and exclusions, and we cannot be certain that our coverage will be sufficient to address all future losses or claims. We do not carry key-man life insurance or business interruption insurance. A loss that is uninsured or exceeds our policy limits may require us to pay substantial amounts out of pocket, which could harm our financial condition and operating results. As we continue to develop and commercialize our technology, our risk profile may change, and we may be required by applicable regulations or contractual obligations to obtain additional coverage. If we are unable to obtain adequate insurance on commercially reasonable terms, or if we incur substantial losses or liabilities not covered by our existing policies, our business and results of operations could be materially and adversely affected.

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We may pursue strategic acquisitions to accelerate our growth. These potential acquisitions may not be successful. We may not be able to successfully integrate future acquisitions or generate sufficient revenues from future acquisitions, which could cause our business to suffer.

If we buy a company or a division of a company, there can be no assurance that we will be able to profitably manage such business or successfully integrate such business without substantial costs, delays or other operational or financial problems. There can be no assurance that the businesses we acquire in the future will achieve anticipated revenues and earnings. Additionally:

●	the key personnel of the acquired business may decide not to work for us;

●	changes in management at an acquired business may impair its relationships with employees and customers;

●	we may be unable to maintain uniform standards, controls, procedures and policies among acquired businesses;

●	we may be unable to successfully implement infrastructure, logistics and system integration;

●	we may be held liable for legal claims (including environmental claims) arising out of activities of the acquired businesses prior to our acquisitions, some of which we may not have discovered during our due diligence, and we may not have indemnification claims available to us or we may not be able to realize on any indemnification claims with respect to those legal claims;

●	we will assume risks associated with deficiencies in the internal control of acquired businesses;

●	we may not be able to realize the cost savings or other financial benefits we anticipated; and

●	our ongoing business may be disrupted or receive insufficient management attention.

Future acquisitions may require us to obtain additional equity or debt financing, which may not be available on attractive terms. Moreover, to the extent an acquisition transaction financed by non-equity consideration results in additional goodwill, it will reduce our tangible net worth, which might have an adverse effect on our credit and bonding capacity.

We depend on third-party suppliers and strategic partners, and any failure by such parties to perform, contractual disputes, or changes in partner priorities, could affect delivery and timelines.

We depend on third-party suppliers, vendors, contractors, and strategic partners to support the development, construction, and operation of our technology and planned facilities. These third parties provide critical goods, services, and expertise that are essential to our business, and our ability to meet development and commercialization timelines is partially dependent on their timely and satisfactory performance.

If any of our suppliers or strategic partners fail to perform as expected, experience operational, financial, or technical difficulties, or otherwise do not meet contractual obligations, our operations may be delayed, disrupted, or impaired. In addition, disputes may arise regarding contract terms, scope of work, pricing, performance standards, intellectual property rights, or other commercial matters, which could result in delays, increased costs, or termination of key relationships.

We also face the risk that our suppliers or partners may change their strategic priorities, reduce their focus on or commitment to our projects, allocate resources to competing customers or projects, or otherwise modify or terminate their relationships with us. Because certain of these relationships may involve specialized or limited suppliers, replacement of such third parties may not be available on commercially reasonable terms, or at all, and may require significant time and resources to identify and qualify alternative providers.

Any failure by our suppliers or strategic partners to perform adequately, any material disputes with such parties, or any adverse changes in their business priorities could materially and adversely affect our ability to meet development schedules, control costs, and achieve commercialization objectives, which in turn could have a material adverse effect on our business, financial condition, results of operations, and prospects.

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As we scale our organization and operations, we may face increased risks relating to program management complexity, schedule delays, cost overruns, procurement constraints, construction risks, insurance availability, and litigation or commercial claims.

As our business grows and our operations become more complex, we expect to undertake larger-scale development, engineering, construction, procurement, manufacturing, regulatory, and commercialization activities. Scaling our organization and operations may increase the complexity of program management, coordination across multiple vendors and contractors, resource allocation, internal controls, and operational execution. Our ability to successfully manage these activities will depend on numerous factors, many of which are outside of our control.

Large-scale projects are inherently subject to risks of schedule delays and cost overruns arising from factors such as design changes, labor shortages, supply chain disruptions, equipment delivery delays, contractor performance issues, permitting delays, inflationary pressures, adverse weather conditions, site conditions, financing constraints, and evolving regulatory requirements. In addition, procurement of specialized equipment, materials, and services may involve long lead times, limited supplier availability, or pricing volatility, which could adversely affect project timelines and budgets.

Our planned facilities and operations may also expose us to construction risks, operational incidents, workplace safety events, property damage, environmental liabilities, and other potential losses. Although we intend to maintain insurance coverage that we believe to be appropriate for our business, such coverage may not be available on commercially reasonable terms, may become more expensive, or may not adequately cover all potential losses or liabilities. Certain risks may be uninsurable or subject to significant deductibles, exclusions, or coverage limitations.

As we expand our operations and enter into additional commercial arrangements, we may also become subject to increased litigation risks, contractual disputes, indemnification obligations, warranty claims, regulatory proceedings, or other commercial claims. Any significant project delays, cost overruns, disputes, uninsured losses, or legal liabilities could adversely affect our reputation, increase our costs, divert management attention, and materially and adversely affect our business, financial condition, results of operations, and prospects.

Risks Related to Our Securities and this Offering

No active trading market for our common stock currently exists, and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has not been an active trading market for our common stock. If an active trading market for our common stock does not develop following this offering, you may not be able to sell your shares quickly or at the market price. Our ability to raise capital to continue to fund operations by selling shares of our common stock, and our ability to acquire other companies or technologies using shares of our common stock as consideration, may also be impaired. The initial public offering price of our common stock will be determined by negotiations between us and the underwriter and may not be indicative of the market prices of our common stock that will prevail in the trading market. Future sales of our common stock in the public market, or the availability of such shares for sale, could adversely affect the prevailing market price at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

The trading price of our common stock may be volatile, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for shares of common stock. The initial public offering price of our common stock will be determined through negotiations between us and the underwriter. This price does not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our common stock following this offering. In addition, the trading price of our common stock following this offering is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our common stock as you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the trading price of our common stock include the following:

●	price and volume fluctuations in the overall stock market from time to time;

●	volatility in the trading prices and trading volumes of nuclear energy, uranium enrichment, or clean energy stocks;

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●	changes in operating performance and stock market valuations of other nuclear energy or uranium enrichment companies generally, or those in our industry in particular;

●	sales of shares of our common stock by us or our stockholders;

●	failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	the financial projections we may provide to the public, any changes in those projections, or our failure to meet those projections;

●	announcements by us or our competitors of new products, features, or services;

●	the public’s reaction to our press releases, other public announcements and filings with the SEC;

●	rumors and market speculation involving us or other companies in our industry;

●	actual or anticipated changes in our results of operations or fluctuations in our results of operations;

●	actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;

●	litigation involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors;

●	developments or disputes concerning our intellectual property or other proprietary rights, including our LIST technology;

●	announced or completed acquisitions of businesses, products, services or technologies by us or our competitors;

●	new laws or regulations or new interpretations of existing laws or regulations applicable to our business including those governing nuclear materials, uranium enrichment, or export controls;

●	changes in accounting standards, policies, guidelines, interpretations or principles;

●	any significant change in our management; and

●	general economic conditions and slow or negative growth of our markets including demand for low-enriched uranium or nuclear fuel.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. Broad market and industry factors may significantly affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our common stock shortly following this offering. If the market price of shares of our common stock after this offering does not ever exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

In addition, in the past, following periods of volatility in the overall market and in the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

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Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our common stock.

In addition to the risks addressed above in “Risks Relating to Our Securities and this Offering — The trading price of our common stock may be volatile, and you could lose all or part of your investment,” our common stock may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few stockholders have on the price of our common stock, which may cause the price of our common stock to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our common stock experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our common stock. In addition, investors of shares of our common stock may experience losses, which may be material, if the price of our common stock declines after this offering or if such investors purchase shares of our common stock prior to any price decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who cover us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Future sales of our common stock or securities convertible into our common stock may depress our stock price.

Sales of a substantial number of shares of our common stock or securities convertible into our common stock in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our common stock and could materially impair our ability to raise capital through equity offerings in the future.

The common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing stockholders may also be sold in the public market in the future subject to the restrictions in Rule 144 under the Securities Act and the applicable lock-up agreements and leak-out agreements. Following the consummation of this offering, there will be [●] shares of common stock outstanding immediately after this offering assuming full exercise of the underwriter’s over-allotment option, and [●] shares of common stock assuming no exercise of the underwriter’s over-allotment option. In connection with this offering, our executive officers and directors named in the section “Management,” have agreed not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities for a period of one hundred eighty (180) days from the date of this prospectus. In addition, any Leak-Out Holder will be subject to leak-out restrictions restricting sales of certain percentages of their common stock during a period ranging from 30 days to 150 days following the closing of this offering. We also have agreed, subject to certain customary exceptions, not to offer, sell, pledge or otherwise dispose of any shares of common stock or securities convertible into or exchangeable for common stock, file or cause to be filed any registration statement relating to the offering of any such securities, or complete any offering of debt securities (other than a traditional bank line of credit), without the prior written consent of the underwriter, for a period of 180 days following the closing of this offering. The underwriter may release these securities from lock-up restrictions or leak-out restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. (or FINRA). We cannot predict what effect, if any, market sales of securities held by our significant stockholders or any other shareholder or the availability of these securities for future sale will have on the market price of our common stock. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

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Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our common stock.

We cannot assure you that our securities will continue to be listed on Nasdaq even if our securities are listed on Nasdaq. Following this offering, in order to maintain our listing on Nasdaq, we will be required to comply with certain Nasdaq continuing listing rules, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, corporate governance and various additional requirements. If we are unable to satisfy Nasdaq criteria for maintaining our listing, our securities could be subject to delisting. Such a delisting would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

Our management will have broad discretion in how we use the net proceeds of this offering and might not use them effectively.

Our management will have considerable discretion over the use of proceeds from this offering. We currently intend to use the net proceeds from this offering for (i) the research and development of products and technology, including design optimization, test work and scoping studies, (ii) marketing and promotion, and business development activities and (iii) working capital and other general corporate purposes, including regulatory compliance, intellectual property protection, additional employee hires, and additional contractor retainment. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used in a manner which you may consider most appropriate. Our management might spend a portion or all of the net proceeds from this offering in ways that our stockholders do not desire or that do not necessarily improve our operating results or enhance the value of our common stock. The failure of our management to apply these proceeds effectively could, among other things, result in unfavorable returns and uncertainty about our prospects, each of which could cause the price of our common stock to decline.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

You will incur immediate and substantial dilution as a result of this offering. After giving effect to the sale by us of [●] shares in this offering at an assumed initial public offering price of $[●] per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), and after deducting underwriting discounts and estimated offering expenses payable by us, investors in this offering can expect an immediate dilution of $[●] per share at the assumed initial public offering price. Additionally, to the extent that these warrants, or options we will grant to our officers, directors and employees, are ultimately exercised, you will sustain future dilution. We may also acquire new businesses or finance strategic alliances by issuing equity, which may result in additional dilution to our stockholders. Following the completion of this offering, our board of directors has the authority, within any limitations prescribed by relevant laws and our charter documents, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, or shares of our authorized but unissued preferred stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock. See the section entitled “Dilution.”

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An investment in our company may involve tax implications, and you are encouraged to consult your own advisors as neither we nor any related party is offering any tax assurances or guidance regarding our company or your investment.

An investment in our company generally involves complex federal, state and local income tax considerations. Neither the Internal Revenue Service nor any State or local taxing authority has reviewed the transactions described herein and may take different positions than the ones contemplated by management. You are strongly urged to consult your own tax and other advisors prior to investing, as neither we nor any of our officers, directors or related parties are offering you tax or similar advice, nor are any such persons making any representations and warrants regarding such matters.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.

We will be subject to income taxes in the United States, and our domestic tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

●	changes in the valuation of our deferred tax assets and liabilities;

●	expected timing and amount of the release of any tax valuation allowances;

●	tax effects of stock-based compensation;

●	costs related to intercompany restructurings; or

●	changes in tax laws, regulations or interpretations thereof.

In addition, we may be subject to audits of our income, sales and other transaction taxes by federal, state and local authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations.

Anti-takeover provisions in Nevada law could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

Some of the provisions of Nevada law may have the effect of delaying, deferring or discouraging another person from acquiring control of our company or removing our incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection against an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals.

We have never paid dividends on our capital stock, and we do not anticipate to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future. The payment of dividends, if any, in the future is within the discretion of our board of directors and will depend on our earnings, capital requirements and financial condition and other relevant facts. We currently intend to retain all future earnings, if any, to finance the development and growth of our business. Accordingly, you must rely on the sale of your common stock after price appreciation, which may never occur, as the only way to realize any future gain on your investment.

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Our bylaws designate certain courts as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, a state or federal court located in the State of Nevada shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any actions asserting a claim arising pursuant to any provision of the NRS, the Articles of Incorporation or the bylaws of the Company, in each case as amended, or (iv) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to such court having personal jurisdiction over the indispensable parties named as defendants therein (the “Nevada Forum Provision”). This, however, shall not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction. Our bylaws further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the “Federal Forum Provision”). In addition, our bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the Nevada Forum Provision and the Federal Forum Provision.

Section 27 of the Securities Exchange Act of 1934, as amended, creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the Nevada Forum Provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

We recognize that the Nevada Forum Provision and the Federal Forum Provision in our bylaws may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Nevada. Additionally, the Nevada Forum Provision and the Federal Forum Provision may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The competent courts of the State of Nevada and the United States District Court may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information in this prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future operating results and financial position, our business strategy and plans, market growth, and our objectives for future operations, are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “could,” “would,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “goal,” “is/are likely to,” “potential,” “project,” “target,” “continue” or the derivative of these terms or other similar expressions about the future, although not all forward-looking statements contain these words. The forward- looking statements in this prospectus are only predictions and are based largely on our current expectations and projections about future events and financial trends that we reasonably believe may affect our business, financial condition, and results of operations. Although we believe the expectations reflected in any of our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in any of our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and inherent risks and uncertainties.

These forward-looking statements present our estimates and assumptions only as of the date of this prospectus and are subject to several known and unknown risks, uncertainties, and assumptions. Accordingly, you are cautioned not to place undue reliance on forward-looking statements, which speak only as of the dates on which they are made. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether because of any new information, future events, changed circumstances or otherwise. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, those summarized below:

●	Our ability to re-demonstrate and optimize enrichment results related to the CRISLA process.

●	Our ability to develop industrial-scale equipment and utilize such equipment to enrich uranium.

●	Our ability to develop industrial-scale equipment and utilize such equipment to enrich uranium.

●	Our ability to design, finance, fabricate and integrate our uranium laser enrichment system, and to commercially produce and sell EUPs to utilities and advanced reactor companies.

●	Our ability to design, construct and operate the Pilot Plant and the LEU-3 Facility for the commercial production of our EUPs.

●	Our ability to raise substantial additional capital required to execute our business plan, which capital may not be available on acceptable terms, or at all.

●	The risk of unanticipated regulatory requirements or actions by the NRC or other regulators that could impose additional barriers on our operations or otherwise adversely affect our business.

●	The accuracy of our estimates regarding expenses, future revenues, capital requirements, and our ability to obtain additional financing.

●	Our status as an early-stage, pre-revenue company with a business model and commercialization strategy that are still being developed and have not been fully validated.

●	Our ability to maintain the confidentiality and security of classified technologies, including the risk of unauthorized disclosure, could result in the suspension or termination of our facility security clearance issued by the NRC or other relevant authorities.

●	Our ability to obtain and maintain required security clearances from relevant government authorities for our personnel in a timely manner.

●	Our ability to prevent or mitigate disruptions to our information technology systems, including those caused by cybersecurity incidents, data breaches, or system implementation failures.

●	Our ability to obtain, maintain, and enforce adequate intellectual property protection for our technologies and products.

●	The other risks identified in this prospectus including, without limitation, those under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” as such factors may be updated from time to time in our other filings with the SEC.

The foregoing does not represent an exhaustive list of matters that may be covered by the forward-looking statements contained herein or risk factors that we are faced with. Forward-looking statements necessarily involve risks and uncertainties, and our actual results could differ materially from those anticipated in the forward-looking statements due to a number of factors, including those set forth above under “Risk Factors” and elsewhere in this prospectus. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained above and throughout this prospectus. Prior to investing in our common stock, you should read this prospectus and the documents we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we currently expect.

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USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $[●] million, after deducting estimated offering expenses payable by us, and based upon an assumed initial public offering price of $[●] per share (excluding any exercise of the underwriter’s over-allotment option), the midpoint of the estimated price range set forth on the cover page of this prospectus.

We intend to use the net proceeds of this offering as follows:

●	approximately 67.5% of the net proceeds from this offering for the research and development activities relating to our uranium enrichment products and technology, including the design and development of laser and separator technologies; site characterization activities at the LIST Island site, including environmental and other relevant technical studies; site preparation and construction activities; test work, including the testing and integration of systems and components; and scoping studies evaluating operational considerations, including transportation logistics and potential noise impacts;

●	approximately 12.5% of the net proceeds from this offering for marketing and promotion, and business development activities; and

●	approximately 20% of the net proceeds from this offering for working capital and other general corporate purposes, including regulatory compliance, intellectual property protection, employee hires, and contractor retainment.

We may change the amount of net proceeds to be used specifically for any of the foregoing purposes. The amounts and timing of our actual expenditures will depend upon numerous factors. We may also use a portion of the net proceeds to acquire, license, and invest in complementary products, technologies, or additional businesses; however, we currently have no agreements or commitments with respect to any such transaction.

A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by approximately $[●] million, after deducting the estimated underwriting discounts, non-accountable expense allowance and estimated aggregate offering expenses payable by us and assuming no change to the number of shares of common stock offered by us as set forth on the cover page of this prospectus.

The foregoing represents our current intentions based upon our present plans and business conditions to allocate and use the net proceeds of this offering. However, the nature, amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management has and will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments, and U.S. government securities.

Moreover, given our limited operating history, early stage of business and the fact that we adopted a legacy laser enrichment process (CRISLA), it is difficult to evaluate our business prospects and actual expenditures in the future. Further, our business plan and hence our roadmap to a commercial laser enrichment facility will be very costly, far more costly than the net proceeds we will receive from this offering. To develop and implement our business as currently planned, we will need to raise substantial amounts of additional capital and we intend to raise such additional capital through public or private offerings of equity or equity-linked securities, traditional loans, commercial collaborations such as licenses or joint ventures and, if available or desirable, government funding, including grants. No assurances can be given that we will be able to raise additional capital when needed, and our inability to raise additional capital could lead to the failure of our company.

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DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future. The payment of dividends, if any, in the future is within the discretion of our board of directors and will depend on our earnings, capital requirements and financial condition and other relevant facts. We currently intend to retain all future earnings, if any, to finance the development and growth of our business.

CAPITALIZATION

The following table sets forth our cash capitalization as of April 30, 2026:

●	on an actual basis;

●	on a pro forma basis to give effect to [●]; and

●	on a pro forma as adjusted basis to give effect to: (i) our issuance and sale of [●] shares of our common stock in this offering at the assumed initial public offering price of $[●] per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), (ii) the deduction of $[●] of underwriting discounts and $[●] of estimated offering expenses payable by us.

The information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering as determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited condensed financial statements and related notes and unaudited condensed financial statements and related notes thereto included elsewhere in this prospectus.

	As of April 30, 2026		Pro Forma As
	Actual	Pro Forma	Adjusted
Cash	$34,554,530	$-	$-
Total liabilities	17,725,060	-	-

Stockholders’ Equity:
Preferred stock, $0.0001 par value per share; 25,000,000 shares authorized, no shares issued or outstanding, actual, pro forma or pro forma as adjusted
Common stock, $0.0001 par value, 275,000,000 shares authorized, 66,031,408 shares issued and outstanding, actual, pro forma and pro forma, as adjusted, respectively	6,603	-	-
Stock subscriptions	-	-	-
Additional paid-in capital	97,746,102	-	-
Accumulated deficit	(61,119,876)	-	-
Total stockholders’ equity	36,632,829	-	-
Total capitalization	$36,632,829	$-	$-

The number of shares of our common stock to be outstanding upon completion of this offering will be [●] shares, assuming no exercise of the over-allotment by the underwriter, which is based on 68,311,408 shares of our common stock outstanding as of July 31, 2026, and excludes, as of July 31, 2026:

●	[●] shares of common stock issuable upon the exercise of the Underwriter’s Warrant;

●	3,053,711 shares of our common stock reserved for future issuance under our 2023 Stock Option Plan;

●	7,193,000 shares of our common stock underlying options outstanding under our 2023 Stock Option Plan; and

●	22,116,000 shares of our common stock underlying options outstanding which are not governed by our 2023 Stock Option Plan.

Each $[●] increase (decrease) in the assumed initial public offering price of $[●] per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase (decrease) the amount of cash, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization on a pro forma as adjusted basis by approximately $[●], assuming the number of shares, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and estimated offering expenses payable by us. Similarly, each increase (decrease) of [●] shares offered by us would increase (decrease) cash, total stockholders’ equity (deficit) and total capitalization on a pro forma as adjusted basis by approximately $[●], assuming the assumed initial public offering price of $[●] (the midpoint of the estimated price range set forth on the cover page of this prospectus) remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

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DILUTION

If you purchase shares of our common stock in this offering, your interest will be diluted immediately to the extent of the difference between the assumed initial public offering price of $[●] per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) and the pro forma as adjusted net tangible book value per share of our common stock immediately upon the consummation of this offering. Net tangible book value per share of common stock is determined by dividing our total tangible assets less total liabilities by the number of outstanding shares of our common stock. As of April 30, 2026, we had a historical net tangible book value of $[●], or $[●] per share of common stock. Our historical net tangible book value per share represented total tangible assets less total liabilities, divided by [●] shares of our common stock outstanding as of April 30, 2026, of which [●] shares of common stock were classified as mezzanine equity.

After giving further effect to our sale of [●] shares of common stock in this offering at an assumed initial public offering price of $[●] per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), and after deducting underwriter’s discounts and estimated offering expenses, upon the completion of this offering, our pro forma as adjusted net tangible book value as of April 30, 2026 would have been $[●], or $[●] per share of common stock. This represents an immediate increase in net tangible book value of $[●] per share of common stock to existing stockholders and an immediate dilution in net tangible book value of $[●] per share to new investors of shares in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock in this offering.

The following table illustrates this dilution on a per share of common stock basis assuming the underwriter does not exercise their option to purchase additional shares of common stock:

	Offering Without Over-Allotment		Offering With Over-Allotment
Assumed public offering price per share	$	[●]	$	[●]
Historical net tangible book value (deficit) per share as of April 30, 2026	$	[●]	$	[●]
Pro forma net tangible book value (deficit) per share, as of April 30, 2026, before giving effect to this offering	$	[●]	$	[●]
Increase net tangible book value (deficit) per share	$	[●]	$	[●]
Increase in pro forma net tangible book value (deficit) per share attributable to new investors in this offering	$	[●]	$	[●]
Pro forma as adjusted net tangible book value per share after giving effect to this offering	$	[●]	$	[●]
Dilution per share to new investors in this offering	$	[●]	$	[●]

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering.

Assuming the underwriter’s over-allotment option is not exercised, each $[●] increase (decrease) in the assumed initial public offering price of $[●] per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by $[●], or by approximately $[●] per share of common stock and the dilution to new investors purchasing our common stock in this offering by approximately $[●] per share, assuming the number of shares offered by us remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us. In addition, to the extent any stock options that we granted to certain of our officers, directors, employees and permitted consultants, new investors would experience further dilution.

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If the underwriter exercises its over-allotment option in full to purchase [●] additional shares of common stock in this offering at the assumed initial public offering price of $[●] per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), the pro forma as adjusted net tangible book value per share after this offering would be $[●] per share of common stock, the increase in the pro forma as adjusted net tangible book value per share would be $[●] per share of common stock and the dilution to new investors purchasing securities in this offering would be $[●] per share of common stock.

The following chart illustrates our pro forma proportionate ownership, upon completion of this offering by present stockholders and investors in this offering, compared to the relative amounts paid by each. The charts reflect payment by present stockholders as of the date the consideration was received and by investors in this offering at the public offering price. The chart further assumes no changes in net tangible book value other than those resulting from the offering.

	Shares Purchased				Total Consideration
	Number	Percent (%)		Amount ($)	Percent (%)			Per Share ($)
Existing stockholders	[●]	[●]	%	[●]	[●]	%	$	[●]
New investors	[●]	[●]	%	[●]	[●]	%	$	[●]
Total	[●]	[●]	%	[●]	[●]	%	$	[●]

The table above assumes no exercise of the underwriter’s over-allotment option to purchase [●] additional shares in this offering. If the underwriter’s over-allotment option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to [●]% of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors participating in the offering would be increased to [●]% of the total number of shares outstanding after this offering.

The number of shares of our common stock to be outstanding upon completion of this offering will be [●] shares assuming no exercise of the over-allotment by the underwriter, which is based on 68,311,408 shares of our common stock outstanding as of July 31, 2026, and excludes, as of July 31, 2026:

●	[●] shares of common stock issuable upon the exercise of the Underwriter’s Warrant;

●	3,053,711 shares of our common stock reserved for future issuance under our 2023 Stock Option Plan;

●	7,193,000 shares of our common stock underlying options outstanding under our 2023 Stock Option Plan; and

●	22,116,000 shares of our common stock underlying options outstanding which are not governed by our 2023 Stock Option Plan.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Summary of Consolidated Financial Information” and our audited financial statements and related notes, each included elsewhere in this prospectus. Data as of and for the years ended October 31, 2025 and 2024 has been derived from our audited consolidated financial statements appearing at the end of this prospectus. Data as of and for the three and six months ended April 30, 2026 has been derived from our unaudited interim consolidated financial statements appearing at the end of this prospectus, which have been prepared on the same basis as our audited financial statements and, in the opinion of management, reflect all adjustments necessary for a fair presentation of the financial information. This discussion and other parts of this prospectus contain forward-looking statements, such as those relating to our plans, objectives, expectations, intentions, and beliefs, which involve risks, uncertainties and assumptions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the sections titled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” included elsewhere in this prospectus.

Overview

We are an early-stage uranium enrichment company focused on the development of patented and other proprietary laser-based uranium enrichment technologies and related capabilities for the production of enriched uranium to service the growing needs of the U.S. domestic and international nuclear energy industry.

Uranium, as a chemical element, exists as different isotopes, which have different atomic masses due to varying numbers of neutrons in their nuclei.  Natural uranium dug out of the ground is roughly 99.3% U-238 (i.e., uranium with 238 neutrons) and only roughly 0.7% U-235.  Enrichment is the mechanical process (traditionally through the use of high-speed gas centrifuges) of separating these isotopes by weight to increase the concentration of U-235 to the levels required to sustain a nuclear chain reaction (typically 3% to 5% for commercial power reactors, or up to 20% for HALEU). Enriched uranium is a key component used in the manufacture of nuclear fuel for commercial nuclear power reactors and other nuclear energy applications. Due to increasing global demand for nuclear energy and the U.S. and other nations’ focus on next generation nuclear power technologies, the development and expansion of nuclear reactors are expected to continue. As new nuclear reactors are designed, constructed, and brought into operation, demand for nuclear fuel, including enriched uranium, is anticipated to increase accordingly.

Our target markets include operators of commercial LWRs as well as developers and operators of advanced nuclear reactor technologies, including SMRs and MMRs. Subject to obtaining the necessary regulatory approvals and developing commercial-scale operations, we intend to produce and supply enriched uranium to participants in our target markets. In December 2025, we received the Radiological Material License from the State of Tennessee to start Phase 1 and Phase 2 of our development plan in our Oak Ridge Test Demonstration Facility. This Radiological Material License authorizes us to conduct certain laboratory-scale activities involving radioactive materials. We are required to receive a license from NRC prior to constructing and operating a commercial uranium enrichment facility. NRC licenses uranium enrichment facilities and authorizes the possession and use of nuclear materials, ensuring that proposed equipment, facilities, and safety controls meet federal requirements for public health, environmental protection, and national security. As of the date of this prospectus, other than the Radiological Material License, we do not hold any other licenses or approvals from the NRC or other regulatory authorities, and we have not yet commenced commercial production or sales of enriched uranium.

Our LIST technology encompasses the Condensation Repression Isotope-Selective Laser Activation (“CRISLA”) process, and other proprietary processes and systems. These technologies include, among other things, laser gas mixes, laser architecture, equipment configurations, standard operating procedures, calculations, and separator design and manufacturing which are unique to the LIST technology. Our core process is CRISLA, a U.S.-origin laser-based isotope enrichment process initially demonstrated in the early 1990s. Although CRISLA achieved successful experimental validation, its further development and commercialization, as well as the development of other U.S. laser-based uranium enrichment technologies, were not pursued to commercial deployment during the 1990s, primarily due to changes in geopolitical conditions, uranium supply and demand, enrichment prices and broader market and financing conditions, rather than a determination that the underlying technology was technically infeasible. In recent years, the U.S. has taken steps to strengthen its domestic nuclear fuel supply chain and reduce reliance on foreign sources of enriched uranium, including the enactment of the Prohibiting Russian Uranium Imports Act in 2024, which, subject to statutory exceptions and waivers, prohibits the importation into the United States of unirradiated LEU produced in Russia or by a Russian entity. We believe these developments may increase demand for domestic uranium enrichment services and support a more diversified U.S. nuclear fuel supply chain. We are seeking to revive, further develop and commercialize CRISLA to address this potential market opportunity. See “Business - Our LIST Technology” for detail. CRISLA utilizes lasers to selectively excite target isotopes within a controlled gas-flow environment, thereby enhancing the physicochemical differences between the target isotope and non-excited isotopes and enabling efficient separation. A patent relating to CRISLA process was filed with the USPTO in 2014 and published in June 2019. In March 2024, the CRISLA Patent was assigned to LIST.

Based on our current expectations regarding industry developments and projected demand for nuclear fuel, our development plan is intended to position us to participate in the nuclear fuel market as additional nuclear generation capacity and related fuel requirements emerge. Our ability to achieve the milestones set forth in our development timeline will depend on numerous factors, including the successful development and demonstration of our technology, the availability of financing, the receipt of required regulatory approvals and licenses, construction progress, market conditions, and similar or other factors both within and outside of control. We are currently conducting laboratory testing and other research and development activities relating to our laser enrichment technology. In parallel, we are evaluating and planning potential scale-up and commercialization activities, including preliminary engineering and design work for our LEU-3 Facility and the preparation of documentation that may be required in connection with future licensing activities with the NRC. However, there can be no assurance that we will successfully develop, license, or commercialize our technology, or that we will achieve our anticipated development milestones on the timelines currently contemplated.

As of the date of this prospectus, we have not generated any revenues. We have incurred and accumulated net losses of $61,119,876 since our inception on December 31, 2021 through April 30, 2026.

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Overview of Operational Plan and Estimated Timelines for Corporate Achievements

We have a limited operating history upon which to base an evaluation of our current and future business prospects. We were originally incorporated in December 2021 and are currently in the process of resurrecting a laser enrichment technology (CRISLA) that was proven in the early 1990’s, while also focusing on the planning of our LEU-3 Facility (e.g. site preparation, licensing), as described in the “Business” section of this prospectus. We do not expect to generate meaningful revenues for several years, if at all. In addition, we expect to incur significant operating expenses and capital expenditures in the near term and over the longer term as we continue to develop our technology, pursue regulatory approvals, construct and commission our planned facilities, and advance our business operations. There can be no assurance that these efforts will result in the generation of revenues or profitability.

Our business plan contemplates leveraging CRISLA for the enrichment, production and sale of uranium. We have focused, and will continue to focus, on advancing these efforts toward potential commercialization across four Phases, with Phases 1-3 running concurrently. Across all four phases of our development plan, we engage, and expect to continue to engage, multiple contractors and consultants to support our operations and project development activities. Based on our current development plan, we believe that Phase 1 (which we commenced in 2025) is expected to be conducted through 2027 with the goal of re-demonstrating and optimizing enrichment results related to the CRISLA process, Phase 2 (which we commenced in 2025) is expected to be conducted through 2028 with the goals of developing industrial-scale equipment and utilizing such equipment to commence uranium enrichment, Phase 3 (which we commenced in 2025) is expected to be conducted through 2030 to prepare for LIST Island’s early site preparation and construction, regulatory licensing, and the conceptual design of our LEU-3 Facility, and Phase 4 from 2030 onward to construct a Pilot Plant designed to produce approximately 50 metric tons of LEU per year by 2030, with a planned production capacity of approximately 0.5 million SWU per year.

As of the date of this prospectus, we have commenced testing or experiment activities relating to Phase 1 of our development plan. Phase 1 activities currently include laboratory-scale testing and optimization of CRISLA enrichment parameters. Phase 2 activities currently include the design of industrial-scale equipment, and the renovation of the 150 Americus Property intended to house our Phase 2 operations. Experimental testing of industrial-scale equipment has not yet commenced at Phase 2. We have also commenced certain preliminary activities relating to Phase 3; however, we have not yet commenced any research and development, experimental or testing activities related to Phase 3. Our Phase 3 activities are currently limited to preparatory work, including preparations for the applicable licensing and regulatory processes, site environmental characterization, and the conceptual design work for our planned LEU 3 Facility. These preliminary activities do not constitute the commencement of construction or commercial operations of the LEU 3 Facility. We will not commence any construction or commercial operations in Phase 3 until we receive a license from the NRC to construct and operate the LEU 3 Facility. In addition, we have not yet commenced any activities relating to Phase 4. The timing and scope of our subsequent Phases 1-3 activities and the commencement, timing and scope of Phase 4 activities will depend on the successful completion of the applicable preceding preparation and development activities and the satisfaction of applicable technical, regulatory, financing and other requirements. Our development plan is subject to change as we continue to evaluate our technology, development results, regulatory requirements, financing needs and market conditions, and there can be no assurance that we will complete any particular phase within our currently anticipated timeframe or at all.

Subject to the successful development of our LIST technology, the availability of financing, the receipt of required regulatory approvals and licenses, and the successful construction and operation of the Pilot Plant, we subsequently plan to develop our commercial LEU-3 Facility on the LIST Island (formerly known as Duct Island), a 206-acre brownfield site which we currently own in Oak Ridge, Tennessee, located adjacent to the historic K-25 uranium enrichment site where the world’s first uranium enrichment operations were conducted for the Manhattan Project in 1942-1945. Our project name will be known as “Project FUEL,” which is short for Future Uranium Enrichment with Lasers. In January 2026, we announced that our Project FUEL will be performed in the LEU-3 Facility. Based on our current expectations, we anticipate that our LEU-3 Facility will commence operations in 2033 and be developed in phases. The initial phase is expected to have a planned enrichment capacity of approximately 3.0 million SWU per year. Subject to market conditions, financing availability, regulatory approvals, customer demand, and operational performance, we may subsequently expand the LEU-3 Facility to a planned enrichment capacity of approximately 5.0 million SWU per year. Assuming both facilities (Pilot Plant and LEU-3 Facility) become operational and operate at their respective planned production capacities, we expect our aggregate planned production capacity to be approximately 5.5 million SWU per year. See “Business – Our Proposed Business Line – Laser Enrichment of Uranium.”

The above timelines are estimates only and are subject to change based on a variety of factors, including the availability of funding, technical progress, regulatory requirements, and other circumstances, many of which may be beyond our control. The timing, production capacity, and scale of the Pilot Plant and the LEU-3 Facility are based on our current development plans and are subject to substantial risks and uncertainties, including technological, regulatory, financing, construction, operational, and market-related factors. Accordingly, there can be no assurance that these facilities will be completed on the anticipated timelines, achieve the expected production capacities, or commence operations as currently planned. As of the date of this prospectus, we have commenced preparation of the NRC license application for our planned LEU-3 Facility and, subject to the completion of the required technical, environmental, and regulatory work, as well as our continued assessment of the applicable licensing requirements, we currently anticipate submitting the license application to the NRC during the first quarter of 2027. The timing of NRC review and any approval is uncertain and is subject to the NRC’s review process and other regulatory considerations. Based on our current expectations, NRC review could take approximately 18 months following submission of the application; however, there can be no assurance regarding the timing or outcome of such review or whether any required license will be obtained.

Our current development timeline is informed, in part, by our assessment of anticipated future demand for uranium enrichment services and EUPs. According to the UxC Report, the existing U.S. fleet of nearly 100 reactors, including three previously shuttered units that are being restarted, is expected to operate well into the 2050s and beyond. Under the low-case scenario presented in the UxC Report, U.S. nuclear capacity is projected to be approximately 114 GWe in 2045, compared to approximately 99 GWe of operable capacity as of March 31, 2026. Under the high-case scenario, U.S. nuclear capacity is projected to increase to approximately 135 GWe by 2045. The projected U.S. SWU requirements range from approximately 11 million SWU in 2045 under the low-case scenario to approximately 39 million SWU in 2045 under a high-growth scenario in which U.S. nuclear capacity approximately triples by 2050. By comparison, current U.S. domestic enrichment capacity is less than 5 million SWU per year, resulting in a projected supply gap of approximately 6 million to 35 million SWU per year, depending on demand growth assumptions.

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Over the next twelve months from the date of this prospectus, we will continue with the SEIT in our Oak Ridge Test Demonstration Facility to re-demonstrate and optimize the enrichment results related to the CRISLA technology achieved by Dr. Jozef W. Eerkens (the inventor of CRISLA laser enrichment) and his team in 1993. Since we are doing concurrent work across all three ongoing Phases (Phases 1, 2 and 3) of our development roadmap to commercialization, costs are expected to be incurred for those three phases.

Across all three ongoing Phases of our development plan, we engage, and expect to continue to engage, multiple contractors and consultants to support our operations and project development activities. As of the date of this prospectus, we estimate that our expenditures over the next twelve months will be approximately $80 million. These expenditures are expected to include costs associated with the development of our laser enrichment process (CRISLA) and related projects, as well as general and administrative expenses, including compensation and support for personnel engaged in executive, finance, accounting, legal, regulatory, and other administrative functions.

Our limited operating history and the early stage of our business make it difficult to evaluate our current business, prospects, and future performance. Any assessment of our business and prospects must be considered in light of the uncertainties and risks associated with the development of our technology and operations, as well as evolving conditions in the fuel cycle segment of the nuclear energy industry. The fuel cycle segment of the nuclear energy industry is subject to a variety of factors, including governmental policies and regulatory developments, energy security considerations, technological advancements, the availability of financing, and changes in demand for electricity, including demand associated with the growth of data centers and artificial intelligence-related computing infrastructure. There can be no assurance that these or other factors will result in increased demand for our products or services or that we will be able to successfully execute our business strategy.

As of the date of this prospectus, we have not generated any revenues. We have incurred accumulated net losses of $61,119,876 since our inception on December 31, 2021 through April 30, 2026.

Factors and Trends Affecting Our Business and Results of Operations

●	Licensing and Permits: Obtaining the necessary permits and licenses can be a lengthy and complex process, subject to rigorous safety and environmental regulations. Delays or denials in obtaining these approvals can significantly impact a project’s timeline and cost.

●	Safety Compliance: Uranium enrichment operations involve the use of hazardous materials and complex industrial systems that must operate at high levels of availability and reliability. Incidents involving UF₆ handling, accidental releases, equipment failures, or unplanned shutdowns could result in personal injury, environmental harm, regulatory enforcement actions, reputational damage, and significant remediation costs. Our ability to meet customer delivery schedules depends on maintaining safe and reliable operations, effective quality control systems, and disciplined inspection and maintenance programs. We are subject to extensive regulation by the NRC, which will not issue a license for an enrichment facility unless it determines that we can operate such facility safely and in a manner that protects the health and safety of our employees and the public. As part of the licensing process, we will be required to complete an Integrated Safety Analysis (“ISA”), implement engineered and administrative controls designed to prevent accidents, and establish emergency preparedness and response plans to mitigate potential incidents. In addition, we are subject to applicable federal and state occupational health and safety requirements. For non-nuclear safety matters, including laser safety, chemical safety, and general industrial safety, we expect to comply with standards enforced by relevant authorities, including the Tennessee Occupational Safety and Health Administration (“TOSHA”), where applicable. Failure to obtain or maintain required regulatory approvals, or to operate in compliance with applicable safety standards, could have a material adverse effect on our business, financial condition, and results of operations.

●	Security and Cyber Risks: An enrichment facility is subject to heightened physical security requirements and may present an attractive target for cyber intrusion, sabotage, or theft of sensitive or classified information. A cybersecurity incident or physical security breach could disrupt our operations, compromise proprietary or sensitive information, and result in regulatory reporting obligations, enforcement actions, and significant remediation costs. In addition, compliance with evolving security requirements imposed by applicable regulatory authorities, including the NRC, may increase our operating costs and add complexity to our operations. Due to the potentially sensitive nature of our technology, certain aspects of our operations may be subject to classification, security requirements, or other restrictions imposed by the DOE and other applicable governmental authorities. If such requirements are imposed, certain personnel may be required to obtain and maintain security clearances and undergo specialized training relating to the handling and protection of classified information, materials, equipment, processes, and procedures. Compliance with these requirements could increase our operating costs, impose administrative burdens, and affect the timing and manner in which we conduct our operations.

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●	Demand: The demand for any EUPs that we may be produce is uncertain, particularly because we have not entered into any offtake agreements or future fuel purchase agreements (“FFPA”) and further because we are several years away from being able to produce commercial scale quantities of enriched uranium. Our ability to secure such agreements will depend on a number of factors, including the successful development and demonstration of the technical and economic viability of our laser enrichment technology, the receipt of required regulatory approvals, market conditions, and customer demand. There can be no assurance that we will be successful in entering into any such agreements or that any such agreements will be entered into on favorable terms, or at all.

●	Specialized Equipment: The equipment used for laser enrichment relies on specialized components and materials, which may have limited availability in the U.S. or long lead times. Supply chain disruptions can impact project timelines and costs. We may have to procure some equipment (e.g. vacuum pumps) from abroad, until we have developed a local source.

●	Environmental Concerns: The handling and management of chemical and other materials associated with our operations, including UF₆ product and tails storage, HF, carbon monoxide (CO) laser gas, and any potentially radioactive waste, will be subject to applicable environmental, health, safety, and nuclear regulatory requirements. Such materials must be managed in a manner designed to minimize environmental impact and to comply with applicable laws and regulations. Proper treatment, storage, and disposal of chemical and radioactive waste, as well as decommissioning and end-of-life planning for our facilities, will be required throughout the lifecycle of our operations. These requirements may give rise to additional costs and operational obligations. Failure to adequately address these requirements could result in regulatory enforcement actions, including penalties, and could give rise to environmental, health, safety, or other liabilities. In addition, environmental incidents or non-compliance with applicable requirements could adversely affect public perception of our operations and may result in opposition to our activities or increased regulatory scrutiny.

In addition, the future development of our business towards ultimate commercialization of our products will require significant additional amounts of capital resources. Since we do not anticipate generating meaningful revenues for several years, we intend to finance our future cash requirements for capital expenditures, research and development and business development activities, any acquisitions we may undertake and general working capital through cash on hand and public or private equity or debt financings, third-party (including government) funding, or any combination of these approaches. If we raise additional funds through further issuances of equity or equity-linked instruments, our existing stockholders would suffer dilution. In addition, there can be no assurance that we will be able to obtain the required financing on favorable terms, or at all. Our inability to secure additional funding when needed could have a material adverse effect on our business, financial condition, and results of operations, and could ultimately impair the continuation of our business.

Results of Operations

We are an early-stage company, and our historical results may not be indicative of our future results. Accordingly, the drivers of our future financial results, as well as the components of such results, may not be comparable to our historical or future results of operations.

Comparison of the Three Months Ended April 30, 2026 and 2025

Revenue

We have not generated any revenue from our inception through April 30, 2026.

Expenses

Research and Development Expense

Our research and development expenses primarily relate to the advancement of our CRISLA process and, to a lesser extent, other proprietary processes and systems. Our research and development activities during each period presented have been directed toward the advancement of the CRISLA process through Phase 1 laboratory testing, system integration, and process optimization. Expenditures associated with our other proprietary processes and systems gradually become smaller in scale and have related to early-stage design, modeling, and feasibility activities.

We expect that research and development expenditures will continue to be driven principally by the CRISLA process as we progress through Phase 1 and Phase 2 of our development plan. As we advance toward Phase 3 and Phase 4, we anticipate that research and development activities will expand to include engineering, licensing, and facility-readiness work associated with commercial-scale enrichment systems. As a result, we expect future research and development expenditures to increase over time, with the mix of expenditures shifting toward activities required to support scaled hardware development, system integration, and preparation for commercial deployment. The timing and magnitude of these expenditures will depend on the pace of development, the sequencing of discretionary activities, and the availability of capital.

Research and development expenses increased by $5,691,763, or 2,324%, to $5,936,657 for the three months ended April 30, 2026, compared to $244,894 for the comparative period ended April 30, 2025, primarily due to a significant increase in research and development personnel, both internal and external, supporting design, modeling, and technical analysis. Particularly, the laboratory expenses incurred in connection with the research and development of our CRISLA process were increased to $2,584,258 for the three months ended April 30, 2026 from $58,775 for the same period in 2025, and the laboratory expenses incurred in connection with the research and development of our other proprietary processes and systems were increased to $352,399 for the three months ended April 30, 2026 from $186,119 for the same period in 2025. In addition, for the three months ended April 30, 2026 and 2025, $3,000,000 and $nil respectively, of our research and development expenses corresponded to equity-based compensation.

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General and Administrative Expense (“G&A”)

Our G&A expenses consist of compensation costs for personnel in executive, management, regulatory, finance, accounting, and other administrative functions. G&A expenses also include professional fees paid for legal, auditing and accounting services, consulting services, regulatory and compliance costs, lease and office costs, advertising costs, and insurance costs. Following this offering, we expect we will incur higher G&A expenses for public company costs such as compliance with the regulations of the SEC and Nasdaq.

G&A expenses decreased by $166,260, or 8%, to $1,903,058 for the three months ended April 30, 2026, compared to $2,069,318 for the three months ended April 30, 2025. The decline primarily reflected a decrease in marketing-related activities, and the fact that the comparable prior period included a one-time charitable donation of $100,000 to the University of Illinois in February 2025, whereas no such donation was made during the current period. For the three months ended April 30, 2026 and 2025, no general and administrative expenses corresponded to equity-based compensation occurred.

Other Income

During the three months ended April 30, 2026 and 2025, we earned interest income of $270,445 and $286,388, respectively, on our cash held at a financial institution.

Comparison of the Six Months Ended April 30, 2026 and 2025

Revenue

We have not generated any revenue from our inception through April 30, 2026.

Expenses

Research and Development Expense

Our research and development expenses primarily relate to the advancement of our CRISLA process and, to a lesser extent, other proprietary processes and systems. Our research and development activities during each period presented have been directed toward the advancement of the CRISLA process through Phase 1 laboratory testing, system integration, and process optimization. Expenditures associated with our other proprietary processes and systems gradually become smaller in scale and have related to early-stage design, modeling, and feasibility activities.

We expect that research and development expenditures will continue to be driven principally by the CRISLA process as we progress through Phase 1 and Phase 2 of our development plan. As we advance toward Phase 3 and Phase 4, we anticipate that research and development activities will expand to include engineering, licensing, and facility-readiness work associated with commercial-scale enrichment systems. As a result, we expect future research and development expenditures to increase over time, with the mix of expenditures shifting toward activities required to support scaled hardware development, system integration, and preparation for commercial deployment. The timing and magnitude of these expenditures will depend on the pace of development, the sequencing of discretionary activities, and the availability of capital.

Research and development expenses increased by $8,492,477, or 838%, to $9,505,792 for the six months ended April 30, 2026, compared to $1,013,315 for the six months ended April 30, 2025, primarily due to a significant increase in research and development personnel, both internal and external, supporting design, modeling, and technical analysis. Particularly, the laboratory expenses incurred in connection with the research and development of our CRISLA process were increased to $3,945,709 for the six months ended April 30, 2026 from $125,612 for the same period in 2025, and the laboratory expenses incurred in connection with the research and development of our other proprietary processes and systems decreased to $538,051 for the six months ended April 30, 2026 from $397,772 for the same period in 2025. Equity based compensation included in research and development expense was $5,022,032 for the six months ended April 30, 2026, compared to $489,931 for the same period in 2025. Of the $5,022,032, approximately $3,000,000 (60%) reflected the fair value of 750,000 shares of common stock issued to Starfire Industries (as defined below), which vested immediately upon issuance. The remaining approximately $2,022,032 (40%) reflected common stock issued to consultants in payment for research and development services. An additional 2,250,000 shares of common stock are issuable to Starfire Industries upon the achievement of defined performance milestones. No expense has been recognized for these shares. Any related compensation expense will be recognized as research and development expense in future periods if and when achievement of the milestones becomes probable. See “Business – Material Agreements.”

General and Administrative Expense

Our G&A expenses consist of compensation costs for personnel in executive, management, regulatory, finance, accounting, and other administrative functions. G&A expenses also include professional fees paid for legal, auditing and accounting services, consulting services, regulatory and compliance costs, lease and office costs, advertising costs, and insurance costs. Following this offering, we expect we will incur higher G&A expenses for public company costs such as compliance with the regulations of the SEC and Nasdaq.

G&A expenses increased by $5,147,929, or 64%, to $13,203,827 for the six months ended April 30, 2026, compared to $8,055,898 for the six months ended April 30, 2025, primarily due to an increase of approximately $5.2 million in payroll and consulting costs related to services supporting our operations, and, to a lesser extent, increases in equity-based compensation granted to consultants for services rendered, professional fees, and other administrative costs. For the six months ended April 30, 2026 and 2025, $5,453,211 and $4,857,171 respectively, of our general and administrative expenses corresponded to equity-based compensation.

Other Income

During the six months ended April 30, 2026 and 2025, we earned interest income of $520,447 and $479,068, respectively, on cash held at a financial institution and also earned other income of $74,866 during the three months ended April 30, 2025, related to a U.S. Air Force Small Business Innovation Research award we received.

Comparison of the Years Ended October 31, 2025 and 2024

Revenue

We have not generated any revenue from our inception through October 31, 2025.

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Expenses

Research and Development Expense

Our research and development expenses primarily relate to the advancement of our CRISLA process and, to a lesser extent, other proprietary processes and systems. Our research and development activities during each period presented have been directed toward the advancement of the CRISLA process through Phase 1 laboratory testing, system integration, and process optimization. Expenditures associated with our other proprietary processes and systems gradually become smaller in scale and have related to early-stage design, modeling, and feasibility activities.

We expect that research and development expenditures will continue to be driven principally by the CRISLA process as we progress through Phase 1 and Phase 2 of our development plan. As we advance toward Phase 3 and Phase 4, we anticipate that research and development activities will expand to include engineering, licensing, and facility-readiness work associated with commercial-scale enrichment systems. As a result, we expect future research and development expenditures to increase over time, with the mix of expenditures shifting toward activities required to support scaled hardware development, system integration, and preparation for commercial deployment. The timing and magnitude of these expenditures will depend on the pace of development, the sequencing of discretionary activities, and the availability of capital.

Research and development expenses were $3,873,605 for the year ended October 31, 2025, compared to $1,424,000 for the year ended October 31, 2024, an increase of $2,449,605, or 172%. The increase was primarily driven by higher laboratory expenses, reflecting an increase in the internal and external research and development personnel supporting design, modeling, and technical analysis, partially offset by lower equity based compensation. Particularly, laboratory expenses related to our CRISLA process were increased to $812,082 for the year ended October 31, 2025 from $88,364 for the same period in 2024, and the laboratory expenses related to our other proprietary processes and systems were increased to $2,571,5924 for the year ended October 31, 2025 from $279,820 for the same period in 2024. Equity-based compensation included in research and development expense was $489,931 for the year ended October 31, 2025, compared to $1,055,816 for the year ended October 31, 2024. The $1,055,816 for the year ended October 31, 2024 primarily reflected common stock issued to certain consultants for their research and development services rendered to us.

General and Administrative Expense

Our G&A expenses consist of compensation costs for personnel in executive, management, regulatory, finance, accounting, and other administrative functions. G&A expenses also include professional fees paid for legal, auditing and accounting services, consulting services, regulatory and compliance costs, lease and office costs, advertising costs, and insurance costs.

G&A expenses increased by $1,659,154, or 16%, to $11,878,208 for the year ended October 31, 2025, compared to $10,219,054 for the year ended October 31, 2024, primarily attributable to stock-based compensation granted to outside consultants for services rendered, professional fees for legal and audit costs, and additional office and staff costs to support our research and development activities during the year ended October 31, 2025 compared to the year ended October 31, 2024. During the year ended October 31, 2025, G&A expenses primarily consisted of $10 million in personnel costs, including $5 million in equity-based compensation and $3 million in professional fees. During the year ended October 31, 2024, G&A expenses primarily consisted of $9 million in personnel costs, including $7.7 million in equity-based compensation and $1.3 million in professional fees. During the years ended October 31, 2025 and 2024, $4,857,171 and $7,738,568, respectively, of our G&A expenses corresponded to equity-based compensation.

Other Income

During the year ended October 31, 2025, we earned interest income of $1,156,579 on our cash held at a financial institution and earned $255,908 under a U.S Air Force Phase 1 contract and a DOE task order. These contracts are considered incidental to our principal operations and have been classified as other income. During the year ended October 31, 2024, we earned interest income of $64,157 on our cash held at a financial institution.

Liquidity and Capital Resources

Although we incurred negative operating cash outflows of $8,632,083 for the six months ended April 30,2026, we had approximately $34 million in cash and working capital of approximately $31 million as of April 30, 2026, compared to approximately $33 million in cash and $32 million in working capital as of October 31, 2025. We also received gross proceeds of approximately $17 million from the private placement of our common stock at $3.50 per share in January 2026 and approximately $7 million from a private placement at $4.00 per share in March 2026. These proceeds, together with our existing cash resources, support our current operating, and research and development activities. In addition, a significant portion of our forecasted cash outflows relates to discretionary development and capital expenditures that we can defer, reduce or sequence based on available liquidity. As a result, we believe that our existing cash resources, together with our ability to manage the timing of discretionary expenditures, will be sufficient to meet our obligations and support our operations for at least the next twelve months after the date the unaudited consolidated financial statements are issued.

However, the further development of our business and the advancement of our technology toward commercialization will require substantial additional capital. Because we do not expect to generate meaningful revenues for several years, we intend to finance our future cash requirements for capital expenditures, research and development and business development activities, and general working capital through cash on hand, this offering, other equity or debt financings, third-party (including government) funding, or any combination of these approaches. If we raise additional funds through further issuances of equity or equity-linked instruments, or if outstanding stock options are exercised for cash, our existing stockholders would experience dilution. There can be no assurance that we will be able to obtain the required financing on favorable terms, or at all. Our inability to secure additional funding when needed could have a material adverse effect on our business, financial condition and results of operations.

Going Concern

As part of preparing our consolidated financial statements, management evaluated whether conditions and events exist that raise substantial doubt about our ability to continue as a going concern for the twelve months ending April 30, 2027. We have incurred significant operating losses since inception and, as of April 30, 2026, October 31, 2025 and October 31, 2024, had accumulated deficits of approximately $61.1 million, $35.7 million and $14.0 million, respectively, and negative operating cash flows for the six months ended April 30, 2026 and the years ended October 31, 2025 and 2024. Management expects operating losses and negative operating cash flows to increase from fiscal 2025 levels as we continue to invest in research and development and business development activities.

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To date, we have not generated any revenue, and we do not expect to generate meaningful revenue unless and until we complete development, regulatory licensing and commercialization of our laser enrichment technology. We will require additional capital to further develop and scale our technology and to fund operations for the foreseeable future. Management currently estimates cash requirements of approximately $74 million for the twelve months ending April 30, 2027, consisting of approximately $18 million for operating expenses, $28 million for CRISLA Process laboratory expenses, $4 million for other proprietary processes and systems, and $24 million for scaled facility development. As of April 30, 2026, we had cash of approximately $34.5 million, which, under our current operating plan, is expected to fund operations into the first quarter of fiscal 2027. Management intends to fund the balance of projected requirements through approximately $45 million of additional financing for its business operations, which may include equity or debt financings (including proceeds from this offering), strategic investments, commercial arrangements, or other sources of capital. However, there can be no assurance that this offering will be completed, that the anticipated proceeds will be received, or that other financing will be available on acceptable terms, if at all. In the event such financing is not obtained on a timely basis, management has the ability and intent to defer or sequence discretionary expenditures, including scaled facility development and a substantial portion of planned CRISLA Process laboratory activities, such that our existing cash would be sufficient to fund non-discretionary operating expenses over the twelve months ending April 30, 2027.

Management assesses cash expenditure estimates each quarter and, to date, has not identified material changes to estimated expenditures for fiscal 2026. Actual expenditures may differ materially from current estimates due to changes in the scope or timing of development activities, facility expansion, regulatory requirements, operating costs or other factors. In addition, we may use cash resources for acquisitions of complementary businesses or assets, which could accelerate the use of cash.

Since April 30, 2026, we have accelerated the scaling of our research and development and facility development activities, and our rate of cash utilization has increased. Management will reassess going concern in connection with our consolidated financial statements in each subsequent quarter.

Summary Statement of Cash Flows for the Six Months Ended April 30, 2026 and 2025

The following table sets forth the primary sources and uses of cash for the periods presented below:

	For Six Months Ended April 30, 2026	For Six Months Ended April 30, 2025
Net cash used in operating activities	$(8,632,083)	$(3,257,920)
Net cash used in investing activities	(15,425,893)	(615,794)
Net cash provided by financing activities	25,383,191	26,064,998
Net increase in cash	1,325,215	22,191,284

Cash Flows used in Operating Activities

Net cash used in operating activities for the six months ended April 30, 2026 was $8,632,083, which consisted of our net loss of $25,389,172, net of non-cash items of $14,135,445, and net of changes in working capital accounts.

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Net cash used in operating activities for the six months ended April 30, 2025 was $3,257,920, which consisted of our net loss of $11,875,279, net of non-cash items of $8,726,730, and net of changes in working capital accounts.

Our cash used in operating activities increased by $5,374,163 during the six months ended April 30, 2026, due to an increase in net loss and changes in working capital accounts. The significant increase in cash used in operating activities during the six months ended April 30, 2026, as compared to the six months ended April 30, 2025, was primarily attributable to increased research and development expenditures, additional regulatory and personnel-related costs incurred to support such activities, and additional office and professional fees.

Cash Flows used in Investing Activities

Net cash used in investing activities for the six months ended April 30, 2026 was $15,425,893, which consisted of leasehold improvements and purchases of property, plant and equipment. Net cash used in investing activities for the six months ended April 30, 2025 was $615,794. The $14,810,099 increase in cash used was due to the purchase of the LIST Island for approximately $8 million, approximately $1.7 million in year-to-date pre-construction, design, and development costs related to the planned LEU-3 Facility, and the balance related to continued leasehold improvement costs for the 203 Victorius Blvd E, K-1330 building.

Cash Flows provided by Financing Activities

Net cash provided by financing activities was $25,383,191 for the six months ended April 30, 2026, compared to $26,064,998 for the six months ended April 30, 2025, a decrease of $681,807. For the six months ended April 30, 2026, net cash provided by financing activities consisted of $24,226,692 of proceeds from private placements and $1,156,499 of proceeds from the exercise of stock options. For the six months ended April 30, 2025, net cash provided by financing activities consisted of $22,571,386 of proceeds from private placements and $3,493,612 of net proceeds from stock subscriptions for shares not yet issued as of April 30, 2025. The decrease was primarily due to the absence of stock subscription proceeds in the current period, partially offset by higher proceeds from private placements and proceeds from the exercise of stock options.

Commitments

As of April 30, 2026, we had one long-term operating lease corresponding to our headquarters located at 203 Victorius Blvd E, K-1330, Oak Ridge, TN, 37830. This space is used as a temporary facility. Our corporate headquarters cover approximately 7,000 square feet. We lease this space for $7,000 per month. The lease has a term of 10 years, commencing from September 2, 2024 and ending on September 1, 2034.

Summary Statement of Cash Flows for the Years Ended October 31, 2025 and 2024

The following table sets forth the primary sources and uses of cash for the periods presented below:

	For the Year Ended October 31, 2025	For the Year Ended October 31, 2024
Net cash used in operating activities	$(8,344,973)	$(3,198,191)
Net cash used in investing activities	(1,821,970)	(203,877)
Net cash provided by financing activities	26,766,683	19,599,423
Net increase in cash	16,599,740	16,197,355

Cash Flows used in Operating Activities

Net cash used in operating activities for the year ended October 31, 2025 was $8,344,973, which consisted of our net loss of $21,539,326, net of non-cash items of $12,587,155, and net of changes in working capital accounts.

Net cash used in operating activities for the year ended October 31, 2024 was $3,198,191, which consisted of our net loss of $13,680,723, net of non-cash items of $10,902,581, and net of changes in working capital accounts.

Our cash used in operating activities increased by $5,146,782 during the year ended October 31, 2025, due to an increase in net loss and changes in working capital accounts. The significant increase in cash used in operating activities during the year ended October 31, 2025, as compared to the year ended October 31, 2024, was primarily attributable to increased research and development expenditures, additional regulatory and personnel-related costs incurred to support such activities, and additional office and professional fees.

Cash Flows used in Investing Activities

Net cash used in investing activities for the year ended October 31, 2025 was $1,821,970, which consisted of leasehold improvements and purchases to property, plant and equipment. Net cash used in investing activities for the year ended October 31, 2024 was $203,877. The increase in net cash used in investing activities for the year ended October 31, 2025 compared to the year ended October 31, 2024 was primarily due to leasehold improvements related to our leased facility in Oak Ridge, Tennessee.

Cash Flows provided by Financing Activities

Net cash provided by financing activities for the year ended October 31, 2025 was $26,766,683. Net cash provided by financing activities for the year ended October 31, 2024 was $19,599,423. The increase was primarily due to higher proceeds from common stock issuances, which were $34,501,655 for the year ended October 31, 2025, compared to $11,874,451 for the year ended October 31, 2024.

Commitments

As of October 31, 2025, we had one long-term operating lease corresponding to our headquarters located at 203 Victorius Blvd E, K-1330, Oak Ridge, TN, 37830. This space is used as a temporary facility. Our corporate headquarters cover approximately 7,000 square feet. We lease this space for $7,000 per month. The lease has a term of 10 years, commencing from September 2, 2024 and ending on September 1, 2034.

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Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. Preparation of the consolidated financial statements requires our management to make a number of judgments, estimates and assumptions relating to the reported amount of expenses, assets and liabilities and the disclosure of contingent assets and liabilities. We consider an accounting judgment, estimate or assumption to be critical when (i) the estimate or assumption is complex in nature or requires a high degree of judgment and (ii) the use of different judgments, estimates and assumptions could have a material impact on our consolidated financial statements. Our significant accounting policies are described in our consolidated financial statements included elsewhere in this Registration Statement. Additional information about our critical accounting policies follows:

In-process research and development

Our in-process research and development asset of $1,679,532 at April 30, 2026 represents laser isotope separation technology acquired in 2023, which we capitalized because, at the acquisition date, we had identified alternative future uses for the technology outside uranium enrichment, including the separation of stable isotopes for medical, semiconductor and quantum computing applications. The asset is not amortized. The determination not to amortize requires judgment about whether the related development effort is complete and the technology is available for its intended use, which depends on the progress and outcome of the NRC licensing process described in the “Risks Related to Our Industry and Business” section. We also assess the asset for impairment annually and whenever indicators arise, which requires judgment about the likelihood of successfully re-demonstrating the enrichment results at scale, the timing and outcome of NRC review, and our ability to fund development through completion. A decision to abandon the development effort, or a significant adverse change in these factors, could result in an impairment charge of up to the asset’s carrying amount. See Notes 2 and 6 to our consolidated financial statements.

Leases

We recognize right-of-use (ROU) assets and lease liabilities for leases with terms greater than 12 months. Leases are classified as either finance or operating leases. This classification dictates whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. As of April 30, 2026 and October 31, 2025, we had one long-term operating lease.

Long-term leases (leases with initial terms greater than 12 months) are capitalized at the present value of the minimum lease payments not yet paid. We use our incremental borrowing rate to determine the present value of the lease when the rate implicit in the lease is not readily determinable. Short-term leases (leases with an initial term of 12 months or less or leases that are cancellable by the lessee and lessor without significant penalties) are not capitalized but are expensed on a straight-line basis over the lease term. We had a short-term lease related to lab and office facilities which did not meet the criteria for capitalization during the three months ended April 30, 2026 and 2025, as well as during the fiscal year ended October 31, 2025.

Equity-Based Compensation

Equity-based compensation is measured using a fair value-based method for all equity-based awards. The cost of awarded equity instruments is recognized based on each instrument’s grant-date fair value over the period during which the award vests.

Emerging Growth Company (“EGC”) Accounting Election

Section 102(b)(1) of the JOBS Act exempts EGCs from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect not to take advantage of the extended transition period and comply with the requirements that apply to non-EGCs. Following the completion of this offering, we expect to qualify as an EGC, and, so long as we remain an EGC, we intend to avail ourselves of the extended transition period for complying with new or revised accounting standards available to EGCs.

Recent Accounting Pronouncements

Our condensed consolidated financial statements included elsewhere in this registration statement contain more information about recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted, including the timing of their adoption, and our assessment, to the extent we have made one yet, of their potential impact on us.

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BUSINESS

Overview

We are an early-stage uranium enrichment company focused on the development of patented and other proprietary laser-based uranium enrichment technologies and related capabilities for the production of enriched uranium to service the growing needs of the U.S. domestic and international nuclear energy industry.

Uranium, as a chemical element, exists as different isotopes, which have different atomic masses due to varying numbers of neutrons in their nuclei.  Natural uranium dug out of the ground is roughly 99.3% U-238 (i.e., uranium with 238 neutrons) and only roughly 0.7% U-235.  Enrichment is the mechanical process (traditionally through the use of high-speed gas centrifuges) of separating these isotopes by weight to increase the concentration of U-235 to the levels required to sustain a nuclear chain reaction (typically 3% to 5% for commercial power reactors, or up to 20% for HALEU). Enriched uranium is a key component used in the manufacture of nuclear fuel for commercial nuclear power reactors and other nuclear energy applications. Due to increasing global demand for nuclear energy and the U.S. and other nations’ focus on next generation nuclear power technologies, the development and expansion of nuclear reactors are expected to continue. As new nuclear reactors are designed, constructed, and brought into operation, demand for nuclear fuel, including enriched uranium, is anticipated to increase accordingly.

Our target markets include operators of commercial LWRs as well as developers and operators of advanced nuclear reactor technologies, including SMRs and MMRs. Subject to obtaining the necessary regulatory approvals and developing commercial-scale operations, we intend to produce and supply enriched uranium to participants in our target markets. In December 2025, we received the Radiological Material License from the State of Tennessee to start Phase 1 and Phase 2 of our development plan in our Oak Ridge Test Demonstration Facility. This Radiological Material License authorizes us to conduct certain laboratory-scale activities involving radioactive materials, including limited laboratory-scale enrichment activities conducted in a closed-loop system in which the enriched product and tails are recombined at the conclusion of testing. It is limited in scope and does not authorize commercial-scale uranium enrichment, the possession or production of enriched uranium for commercial purposes, or the construction or operation of a commercial uranium enrichment facility. We are required to receive a license from NRC prior to constructing and operating a commercial uranium enrichment facility. NRC licenses uranium enrichment facilities and authorizes the possession and use of nuclear materials, ensuring that proposed equipment, facilities, and safety controls meet federal requirements for public health, environmental protection, and national security. As of the date of this prospectus, we have commenced preparation of the NRC license application for our planned LEU-3 Facility and, subject to the completion of the required technical, environmental, and regulatory work, as well as our continued assessment of the applicable licensing requirements, we currently anticipate submitting the license application to the NRC during the first quarter of 2027. The timing of NRC review and any approval is uncertain and is subject to the NRC’s review process and other regulatory considerations. Based on our current expectations, NRC review could take approximately 18 months following submission of the application; however, there can be no assurance regarding the timing or outcome of such review or whether any required license will be obtained. As of the date of this prospectus, other than the Radiological Material License, we do not hold any other licenses or approvals from the NRC or other regulatory authorities, and we have not yet commenced commercial production or sales of enriched uranium.

Our LIST technology encompasses the Condensation Repression Isotope-Selective Laser Activation (“CRISLA”) process, and other proprietary processes and systems. These technologies include, among other things, laser gas mixes, laser architecture, equipment configurations, standard operating procedures, calculations, and separator design and manufacturing which are unique to the LIST technology. Our core process is CRISLA, a U.S.-origin laser-based isotope enrichment process initially demonstrated in the early 1990s. Although CRISLA achieved successful experimental validation, its further development and commercialization, as well as the development of other U.S. laser-based uranium enrichment technologies, were not pursued to commercial deployment during the 1990s, primarily due to changes in geopolitical conditions, uranium supply and demand, enrichment prices and broader market and financing conditions, rather than a determination that the underlying technology was technically infeasible. In recent years, the U.S. has taken steps to strengthen its domestic nuclear fuel supply chain and reduce reliance on foreign sources of enriched uranium, including the enactment of the Prohibiting Russian Uranium Imports Act in 2024, which, subject to statutory exceptions and waivers, prohibits the importation into the United States of unirradiated LEU produced in Russia or by a Russian entity. We believe these developments may increase demand for domestic uranium enrichment services and support a more diversified U.S. nuclear fuel supply chain. We are seeking to revive, further develop and commercialize CRISLA to address this potential market opportunity. See “Business - Our LIST Technology” for detail.

CRISLA utilizes lasers to selectively excite target isotopes within a controlled gas-flow environment, thereby enhancing the physicochemical differences between the target isotope and non-excited isotopes and enabling efficient separation. A patent relating to CRISLA process was filed with the USPTO in 2014 and published in June 2019. In March 2024, the CRISLA Patent was assigned to LIST.

As of the date of this prospectus, we have not generated any revenues. We have incurred and accumulated net losses of $61,119,876 since our inception on December 31, 2021 through April 30, 2026.

Our Development Phases

Our business plan contemplates leveraging CRISLA for the enrichment, production and sale of uranium. We have focused, and will continue to focus, on advancing these efforts toward potential commercialization across four phases (as defined below), with Phases 1-3 running concurrently. Across all four phases of our development plan, we engage, and expect to continue to engage, multiple contractors and consultants to support our operations and project development activities. Based on our current development plan, we believe that:

Phase 1 (which we commenced in 2025) is expected to be conducted through 2027 with the goal of re-demonstrating and optimizing enrichment results related to the CRISLA process;

Phase 2 (which we commenced in 2025) is expected to be conducted through 2028 with the goals of developing industrial-scale equipment and utilizing such equipment to commence uranium enrichment;

Phase 3 (which we commenced in 2025) is expected to be conducted through 2030 to prepare for LIST Island’s early site preparation and construction, regulatory licensing, and the conceptual design of our LEU-3 Facility; and

Phase 4 from 2030 onward to construct a Pilot Plant designed to produce approximately 50 metric tons of LEU per year by 2030, with a planned production capacity of approximately 0.5 million SWU per year.

A SWU is a measure of effort required to enrich natural uranium into reactor-grade fuel, and to strip the tails (the by-product of enriched uranium) down to a specified level (i.e., the concentration of U-235 left in the tails). A SWU is not a unit of energy, but rather a mass-based measure of separation capacity and fuel processing cost to which value is attributed in the marketplace.

As of the date of this prospectus, we have commenced testing or experiment activities relating to Phase 1 of our development plan, including laboratory-scale testing and optimization of CRISLA enrichment parameters. However, we have not commenced experimental testing of industrial-scale equipment at Phase 2 and our Phase 2 activities currently relate to the design of industrial-scale equipment, and the renovation of the 150 Americus Property intended to house our Phase 2 operations. We have also commenced certain preliminary activities relating to Phase 3; however, we have not yet commenced any research and development, experimental or testing activities related to Phase 3. Our Phase 3 activities are currently limited to preparatory work, including preparations for the applicable licensing and regulatory processes, site environmental characterization, and the conceptual design work for our planned LEU 3 Facility. These preliminary activities do not constitute the commencement of construction or commercial operations of the LEU 3 Facility. We will not commence any construction or commercial operations in Phase 3 until we receive a license from the NRC to construct and operate the LEU 3 Facility. In addition, we have not yet commenced any activities relating to Phase 4. The timing and scope of our subsequent Phases 1-3 activities and the commencement, timing and scope of Phase 4 activities will depend on the successful completion of the applicable preceding preparation and development activities and the satisfaction of applicable technical, regulatory, financing and other requirements. Our development plan is subject to change as we continue to evaluate our technology, development results, regulatory requirements, financing needs and market conditions, and there can be no assurance that we will complete any particular phase within our currently anticipated timeframe or at all.

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Subject to the successful development of our LIST technology, the availability of financing, the receipt of required regulatory approvals and licenses, and the successful construction and operation of the Pilot Plant, we subsequently plan to develop our commercial LEU-3 Facility on the LIST Island (formerly known as Duct Island), a 206-acre brownfield site which we currently own in Oak Ridge, Tennessee, located adjacent to the historic K-25 uranium enrichment site where the world’s first uranium enrichment operations were conducted for the Manhattan Project in 1942-1945. Our project name will be known as “Project FUEL,” which is short for Future Uranium Enrichment with Lasers. In January 2026, we announced that our Project FUEL will be performed in the LEU-3 Facility. Based on our current expectations, we anticipate that our LEU-3 Facility will commence operations in 2033 and be developed in phases. The initial phase is expected to have a planned enrichment capacity of approximately 3.0 million SWU per year. Subject to market conditions, financing availability, regulatory approvals, customer demand, and operational performance, we may subsequently expand the LEU-3 Facility to a planned enrichment capacity of approximately 5.0 million SWU per year. Assuming both facilities (Pilot Plant and LEU-3 Facility) become operational and operate at their respective planned production capacities, we expect our aggregate planned production capacity to be approximately 5.5 million SWU per year.

The above timelines are estimates only and are subject to change based on a variety of factors, including the availability of funding, technical progress, regulatory requirements, and other circumstances, many of which may be beyond our control. The timing, production capacity, and scale of the Pilot Plant and the LEU-3 Facility are based on our current development plans and are subject to substantial risks and uncertainties, including technological, regulatory, financing, construction, operational, and market-related factors. Accordingly, there can be no assurance that these facilities will be completed on the anticipated timelines, achieve the expected production capacities, or commence operations as currently planned.

Based on our current expectations regarding industry developments and projected demand for nuclear fuel, our development plan is intended to position us to participate in the nuclear fuel market as additional nuclear generation capacity and related fuel requirements emerge. Our ability to achieve the milestones set forth in our development timeline will depend on numerous factors, including the successful development and demonstration of our technology, the availability of financing, the receipt of required regulatory approvals and licenses, construction progress, market conditions, and similar or other factors both within and outside of our control. We are currently conducting laboratory testing and other research and development activities relating to our laser enrichment technology. In parallel, we are evaluating and planning potential scale-up and commercialization activities, including preliminary engineering and design work for our LEU-3 Facility and the preparation of documentation that may be required in connection with future licensing activities with the NRC. However, there can be no assurance that we will successfully develop, license, or commercialize our technology, or that we will achieve our anticipated development milestones on the timelines currently contemplated.

Our Vision, Government Support and Market Opportunity

Our Vision

Our vision is to deliver a reliable and domestic supply of LEU for U.S. utilities and advanced reactor developers. Our development strategy is centered on a modular CRISLA enrichment approach, combined with phased commercialization efforts, early engagement with regulatory authorities, and the development of strategic relationships with suppliers and other industry participants. We believe this approach, if successfully implemented, may support future capacity expansion through the deployment of additional modular units rather than reliance on a single large-scale facility.

Government Support

We believe that the U.S. government is increasingly showing strong support for nuclear energy through various initiatives aimed at advancing nuclear technology.

Participation in DOE’s LEU Acquisition Program

The U.S. Department of Energy (“DOE”) has opened several initiatives in the last few years aimed at increasing the amount of LEU and HALEU available in the US. The DOE also plans to allocate $2.7 billion to develop LEU and HALEU infrastructure capabilities.

According to the DOE publication entitled “Domestic Low Enriched Uranium Supply Chain,” the DOE signed contracts with six companies for LEU enrichment that allows them to bid on future work. We have been selected as one of six participants in the DOE’s LEU acquisition program, in the form of a ten-year, multiple-award indefinite-delivery/indefinite-quantity (IDIQ) contract with the DOE (“DOE IDIQ contract”) entered into under the Nuclear Fuel Security Act of 2023, under which the DOE may order LEU-related studies, analyses and production work through individual task orders. Work is ordered only through such task orders, each of which specifies its own scope, deliverables, schedule and pricing. While the DOE IDIQ contract has an aggregate ceiling of $3.4 billion across all six awardees, the DOE is not obligated to order any particular volume of work from us beyond a minimum ordering guarantee established under the DOE IDIQ contract. Our participation remains subject to applicable eligibility requirements and program conditions, and the DOE may terminate the DOE IDIQ contract, in whole or in part, for its convenience or for default in accordance with the standard Federal Acquisition Regulation provisions incorporated therein. Under each task order, we generally furnish the personnel, facilities and materials necessary to perform the ordered work and are compensated on the basis specified in that order; the DOE IDIQ contract does not fund the construction or operation of any enrichment facility, and we are responsible for the development, construction and operating costs associated with our laser-based uranium enrichment technology.

In connection with the foregoing, in April 2025, the DOE’s Idaho Operations Office awarded us a time-and-materials task order under the IDIQ contract, with a total ceiling of $515,000, for the preparation of a Production Strategy Report addressing various aspects of the production of LEU in the United States. The report was required to be delivered within one month of award, with the balance of the one-year performance period available for updates, refinements and follow-on analyses at the DOE’s direction. The task order did not involve the construction or operation of any enrichment facility. We submitted the report and concluded our work under the task order in 2025. As of April 30, 2026, our account receivables from DOE for the work we have done was $181,042.

Our participation in this program does not currently create any material binding contractual obligations on the part of us or the DOE. Our participation remains subject to applicable eligibility requirements and program conditions, and the DOE retains discretion to modify, suspend or terminate program activities. We do not currently rely on this program for funding. See “Business - Participation in the DOE LEU Acquisition Program.”

Incentives from the State of Tennessee

We have been offered, and are in various stages of applying for and securing, a package of state and local economic incentives in connection with our planned uranium enrichment facility in Oak Ridge, Tennessee, with an estimated aggregate potential value of more than $200 million over the life of the incentives. The package consists of incentives and other support from the State of Tennessee, applicable local governmental authorities and the Tennessee Valley Authority (TVA), including potential tax credits, sales and use tax exemptions, a payment-in-lieu-of-taxes (PILOT) arrangement providing property tax abatement, cash grants and power-bill credits. Most of these incentives have not been finally awarded and remain subject to our satisfaction of specified conditions and performance requirements, which may include, among others, the creation and maintenance of a specified number of jobs, minimum capital investment thresholds, wage requirements and project-related milestones, as well as, in certain cases, final approvals, execution of definitive agreements and payment of applicable fees. The estimated value of the package is based on projected levels of capital investment and job creation and would be realized, if at all, over a period of years; actual amounts may differ materially.

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The terms and conditions of these incentives are set forth in accountability agreements, grant contracts, term sheets, offer letters and applications with the relevant government authorities. Where incentives have been or are expected to be documented in binding agreements, those agreements generally provide that the applicable benefit may be reduced, suspended, terminated or subject to repayment (or “clawback”) if we fail to satisfy the applicable job creation, capital investment or other performance requirements; in certain cases, we may be required to repay all amounts previously received if performance falls below specified minimum thresholds. We remain responsible for all costs associated with the construction and operation of our planned facilities, and none of these incentives fund, or obligate any authority to fund, the construction or operation of the facilities. Our interactions with TVA relate to potential power supply arrangements and our potential participation in TVA’s economic development programs, which do not currently obligate TVA to provide funding to us or to assume responsibility for the construction or operating costs of our planned facilities. As of the date of this prospectus, we have not received any incentive or monetary support from the State of Tennessee, applicable local governmental authorities or the TVA.

Award from AFWERX - A Component of the Air Force Research Laboratory (AFRL)

On January 15, 2025, we were awarded a Phase I Small Business Innovation Research (SBIR) contract (Contract No. FA864925P0078) by the U.S. Department of the Air Force, administered through AFWERX, a component of the AFRL, under a topic relating to nuclear fuel supply chain security. The award is a firm-fixed-price federal procurement contract, fully funded in the total amount of $74,866, under which we agreed to perform Phase I research relating to our CRISLA enrichment process and to prepare and deliver a preliminary technical report and a final technical report, subject to AFRL acceptance before payment. The contract contains customary federal terms, including performance and reporting requirements, SBIR program eligibility conditions, provisions governing rights in technical data generated under the award, and stop-work and termination provisions. The award funds research and development activities only; it does not obligate the government to fund any future phase, procurement or commercial deployment, and does not constitute a commitment by the U.S. Department of the Air Force or any other U.S. government agency to procure our technology or to award us any future contract. We are responsible for all costs beyond the funded amount. Participation in the SBIR program may help position us to compete for future government research or procurement opportunities, although we can provide no assurance that any such opportunities will result.

Although we have participated in certain government programs and received certain government incentives and awards as described above, we do not currently rely on government funding as a source of capital necessary to sustain our ongoing operations or to execute our current development plan. The government incentives and program-related benefits we have received to date have been supplemental in nature and have not constituted a material source of funding on which our current development plan depends. Our business plan, capital strategy and projected development activities are designed by our management team primarily around privately sourced capital, including equity financing, strategic partnerships and potential commercial arrangements. Our management team has experience raising capital from both private and public sources, and our current investor base includes investors with relevant industry experience who have expressed interest in our technology and business strategy. We believe this approach provides us with greater flexibility in determining the timing and scope of our development activities because our ability to continue advancing our technology and implementing our development plans is not contingent upon the continuation, renewal or availability of any particular government funding program.

Our belief that we are not currently dependent on government funding is based primarily on the fact that our existing operations and currently planned research and development activities are funded through our existing cash resources and other available sources of capital, rather than through government grants or incentives. Based on our current development plan and timelines for Phase 1 and Phase 2, we believe that our existing cash resources may be sufficient to support a scaled and prioritized subset of activities associated with research and development activities through Phase 1 and Phase 2 of our development plan. That is, we may advance certain development efforts while deferring or sequencing other discretionary activities based on available resources. The other activities contemplated under Phase 1 and Phase 2 of our development plan, and the development and commercialization of our technology and products, particularly the development, licensing, construction and operation of commercial-scale enrichment facilities contemplated by Phase 3 and Phase 4 of our development plan, will require substantial additional capital.

We expect that we will need to raise additional capital through one or more financing transactions, which may include equity or debt financings, strategic investments, commercial arrangements, or other sources of capital, to implement our longer-term business plan and advance our technology toward commercialization. We may seek and obtain government grants, incentives, contracts or other public funding in the future to advance our development plan. However, we have not based our current development plan or capital strategy on the receipt of any particular amount of future government funding, and our ability to advance our technology and development plan is not currently contingent upon government financial assistance. Any future government funding would be subject to applicable eligibility requirements, governmental priorities, application and approval processes, the availability and timing of appropriated funds and other conditions that may be outside our control. Accordingly, while government grants, incentives and other public funding may provide valuable supplemental support as we progress, we believe that our current operations and development plan are not dependent upon the receipt of government funding.

Our Market Opportunity

The market opportunity for our technology and fuel products is expanding rapidly as global and domestic demand for nuclear fuel increases, driven by renewed commitments to nuclear energy. For example, in May 2025, President Trump announced a long-term goal to quadruple nuclear power capacity in the United States by 2050, reflecting a strategic focus on nuclear energy as a cornerstone of national energy and climate policy. Nuclear power is increasingly recognized as a reliable, carbon-free source of baseload electricity that complements intermittent renewable generation and supports global decarbonization objectives.

Our current development timeline is informed, in part, by our assessment of anticipated future demand for uranium enrichment services and EUPs. According to the UxC Report, the existing U.S. fleet of nearly 100 reactors, including three previously shuttered units that are being restarted, is expected to operate well into the 2050s and beyond. Under the low-case scenario presented in the UxC Report, U.S. nuclear capacity is projected to be approximately 114 GWe in 2045, compared to approximately 99 GWe of operable capacity as of March 31, 2026.  Under the high-case scenario, U.S. nuclear capacity is projected to increase to approximately 135 GWe by 2045. As illustrated in the chart below, projected U.S. SWU requirements range from approximately 11 million SWU in 2045 under the low-case scenario to approximately 39 million SWU in 2045 under a high-growth scenario in which U.S. nuclear capacity approximately triples by 2050. By comparison, current U.S. domestic enrichment capacity is less than 5 million SWU per year, resulting in a projected supply gap of approximately 6 million to 35 million SWU per year, depending on demand growth assumptions.

Source: U.S. Enrichment Requirements Scenarios, 2026-2045 (UxC Report, 2026)

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According to the UxC report, the growing global energy demand and shift toward low-carbon energy sources are driving the need for nuclear power generation. Nuclear reactors require a steady supply of enriched uranium for fuel, and expansions in existing reactors, along with new reactor constructions, are increasing uranium enrichment requirements. Governments and private players are investing in nuclear infrastructure to ensure energy security and reduce carbon emissions. This rising demand for nuclear power directly fuels the uranium enrichment market, as both LEU and HEU are essential for reactor operations. According to the World Nuclear Association, in 2024, nuclear reactors worldwide generated a record-breaking 2,667 TWh of electricity, the highest ever delivered by nuclear energy, helping avoid 2.1 billion tons of CO2 emissions from coal generation equivalents.

Uranium enrichment requires highly sophisticated technology and significant upfront investment in centrifuge, gaseous diffusion, or laser isotope separation facilities. Construction, safety, regulatory compliance, and security measures contribute to enormous costs. Small and medium players often lack the financial and technical capability to enter the market. Operational complexity, high maintenance costs, and stringent licensing procedures further restrict new facility development. These financial and technological barriers slow the pace of market growth and limit the expansion of enrichment capacity, especially in emerging regions that are seeking to establish nuclear fuel cycle infrastructure. In addition, uranium and nuclear fuel markets face structural supply constraints and heightened geopolitical risk, underscoring the importance of resilient, diversified, and domestically anchored fuel supply chains. In the United States, energy security concerns have intensified the urgency to reduce reliance on imported nuclear fuel, creating both policy and commercial momentum for advanced nuclear technologies and fuel-cycle innovations.

This opportunity is further reinforced by the rapid growth of AI and data center infrastructure, which is driving significant increases in electricity demand. AI-driven computing requires continuous, high-reliability power, a need that aligns closely with nuclear energy. As nuclear capacity expands to support climate objectives and digital infrastructure, demand for nuclear fuel and related supply chain and fuel cycle services may increase. Such developments may create potential opportunities in the nuclear fuel sector, including fuel supply solutions. However, any ability of our company to participate in or benefit from these developments will depend on a variety of factors, including technological, regulatory, and market conditions, many of which are outside our control.

Relationship with NANO Nuclear

The enrichment technology and fast deployment are handled by our experts and project managers, with demonstrated ability to innovate and deliver. NANO Nuclear, a related party, is primarily focused on the development of micro nuclear reactors and is also seeking to develop nuclear supply chain capabilities such as uranium mining, milling, conversion, transportation, and supply of uranium feedstock, and our business could benefit from these capabilities.

Following a $2 million investment provided to us by NANO Nuclear in August 2024 as part of a seed round of investing in which NANO Nuclear purchased 2,666,667 shares of our common stock from us, on November 4, 2024, we entered into an agreement with NANO Nuclear to memorialize the terms of our business collaboration. On September 8, 2026, given the passage of time and the evolution of our and NANO Nuclear’s respective businesses, we amended and restated such agreement in its entirety, titling the agreement as a Joint Collaboration Agreement. Our Joint Collaboration Agreement is a framework for our current and proposed future work with NANO Nuclear and provides, among other matters, that (i) NANO Nuclear will work towards developing the necessary uranium conversion facilities and capabilities to supply us with UF6 feedstock for our envisioned enrichment and deconversion processes; (ii) we will provide NANO Nuclear with EUP in the form of enriched and deconverted UF6 fuel based on the feedstock provided by NANO Nuclear; (iii) we and NANO Nuclear will maintain reciprocal “preferred customer” status for UF6 feedstock and EUPs, respectively; and (iv) we and NANO Nuclear will seek to enter into a future arrangement regarding the sale of uranium products produced based on UF6 feedstock that is provided by NANO Nuclear and enriched and deconverted by LIST. Subject to the execution of a definitive agreement between the parties, the final sales price of such uranium products sold to customers shall be determined based on all costs and services related to conversion, enrichment, and deconversion. NANO Nuclear will be paid in accordance with UF6 feedstock provided to LIST, and LIST will be paid in accordance with its enrichment and deconversion services. The terms of sharing proceeds from the sale of such uranium products, including the percentage split and other relevant details, shall be set forth in the definitive agreement.

Under the Joint Collaboration Agreement, we and NANO Nuclear further agreed to (i) share costs of developing the contemplated integrated fuel supply chain, particularly in the areas where there is an overlapping benefit to both companies, including joint marketing and sales efforts, and to allocate the costs on a case-by-case basis through mutual agreements in writing in accordance with needs of the specific projects or activities involved and the proportional benefit to each of them and (ii) share in any jointly developed intellectual property arising from the efforts of the parties. As of the date of this prospectus, we and NANO Nuclear have not yet entered into any definitive agreement regarding the foregoing commercial terms. The terms and timing of such agreement remain subject to the appropriate evolution of the businesses of our company and NANO Nuclear (such that each party could fulfill its obligations), and further future discussions and negotiations between the parties, including with respect to the applicable profit-sharing arrangements, pricing, allocation of costs and expenses, responsibilities of the parties, and other commercial terms. The execution of such agreement will also depend on the progress and results of the parties’ technical and commercial development activities and, as applicable, the satisfaction of relevant regulatory and other requirements. Accordingly, there can be no assurance that the parties will enter into such agreement on the terms currently contemplated, or at all. See “Business – Material Agreements” and “Risk Factor - We may not be able to enter into the contemplated sharing proceeds definitive agreement with NANO Nuclear, which could adversely affect our ability to realize the anticipated commercial benefits of our partnership with NANO Nuclear” for detail.

We may obtain uranium feedstock from various sources in the future, including NANO Nuclear, subject to the availability of supply, satisfaction of applicable regulatory requirements, and the negotiation and execution of definitive agreements in future. Our approach to risk management and operational oversight is supported by the resources, expertise, and technical assistance available through our management team and external industry relationships. We collaborate with NANO Nuclear on certain matters relevant to our business, including regulatory strategy, industry developments, and other nuclear industry-related matters. To facilitate coordination, we and NANO Nuclear have established a joint Project Management Office comprised of representatives from both parties. The Project Management Office serves as a communication and coordination forum through which the parties discuss regulatory matters, nuclear industry-related matters, and other topics of mutual interest.

We and NANO Nuclear maintain an ongoing collaborative relationship and meet periodically to discuss areas of mutual interest, potential collaboration opportunities, industry developments, and updates regarding our respective business strategies. In addition, NANO Nuclear may provide us with technical and operational support through consultations with its subject matter experts on matters relevant to regulatory considerations and other industry-related topics when requested by us. NANO Nuclear is also an early investor in our company and, as of the date of this prospectus, has invested an aggregate of approximately $2.0 million in our company.

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In addition to our collaboration with NANO Nuclear, we engage specialized consultants and contractors to support licensing, engineering, manufacturability, and industrialization of our critical subsystems. We intend to establish an organizational structure that resembles a mature nuclear project delivery team, rather than a standalone research and development effort, in order to support efficient project execution, regulatory compliance, and timely progression from design through commercial deployment. This approach is intended to leverage external expertise while maintaining oversight and integration of all critical functions across our operations.

Our Competitive Strengths

We believe we have the following competitive strengths relating to our LIST technology:

Compared to Centrifuges

Global uranium enrichment is currently dominated by gas centrifuge cascades. Centrifuge technology is well-established and efficient, but it relies on very large numbers of precision rotating machines, complex cascade arrangements, and long manufacturing lead times. Our laser-based enrichment approach, using LIST technology, offers several potential advantages over conventional centrifuge enrichment:

●	Targeted Isotope Separation. Laser enrichment selectively targets U-235 (as defined below), whereas centrifuges rely on a mass-action separation process that affects all isotopes. CRISLA has demonstrated an enrichment factor β of 6.7 per stage, compared to approximately 1.25 per centrifuge stage. In practice, a higher β reduces the number of enrichment stages required to reach LEU assay levels, decreasing cascade complexity, facility footprint, and the quantity of stage equipment needed to achieve a given SWU capacity.

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Potentially Lower Capital and Operating Costs. Fewer enrichment stages, combined with a laser system designed for industrial duty cycles, can reduce both capital expenditure (“CapEx”) and operational expenditure (“OpEx”). Based on our current estimates, operating costs for laser-based enrichment are projected to be approximately $16.87 per SWU for the production of LEU. We estimate that the principal operating costs will consist of electricity for the laser and vacuum systems, personnel, HVAC, maintenance and other facility-related expenses. Based on our current assumptions, including 75% system availability, an electricity cost of $0.10 per kilowatt-hour (kWh), approximately 250 employees at an average annual compensation of $130,000 per employee, and approximately $13.5 million of annual HVAC, maintenance and other costs, total annual operating costs are estimated at approximately $84.4 million. Assuming the LEU-3 Facility achieves an annual production capacity of approximately 5.0 million SWU, the estimated operating cost would be approximately $16.87 per SWU, calculated by dividing estimated annual operating costs of approximately $84.4 million by estimated annual production of 5.0 million SWU. These estimates are based on our current assumptions regarding facility design, system availability, electricity consumption, staffing and other operating expenses and are subject to change as we continue to develop and optimize our technology and facility.

Based on industry studies of commercial centrifuge enrichment facilities, the levelized cost of centrifuge-based enrichment has historically been estimated at approximately $60 per SWU, although actual costs vary depending on facility size, capital costs, electricity prices, labor costs and other operating assumptions. This estimate is consistent with cost ranges reported by the OECD Nuclear Energy Agency in its Nuclear Fuel Cycle Transition Scenario Studies (2019).

●	Efficient Feedstock Utilization. The high selectivity of laser enrichment allows for more effective tails stripping, reducing the quantity of uranium feedstock required (“under-feeding”). Laser enrichment can also process tails from legacy enrichment programs, where assay levels may reach 0.4%.

●	Flexible Product Assay. Laser enrichment systems allow for rapid adjustment of the assay, whereas centrifuge operations generally require down-blending to achieve the desired assay.

●	Operational Flexibility. Laser enrichment systems can be started and stopped quickly, whereas centrifuges are susceptible to damage from resonances during startup or shutdown.

●	Higher Product Purity. Unlike centrifuge-based enrichment, which separates uranium isotopes based primarily on differences in molecular mass, our CRISLA laser enrichment technology uses isotope-selective laser excitation to selectively interact with the targeted isotope, such as U-235. By tuning the laser frequency to the relevant isotope-specific absorption characteristics, our laser enrichment process is designed to preferentially excite and separate the targeted isotope from other uranium isotopes. This isotope-selective mechanism provides a scientific basis for greater isotope selectivity than conventional enrichment processes that rely primarily on mass differences. Conventional enrichment technologies such as gaseous diffusion and gas centrifuges rely on bulk physical properties (molecular mass differences and diffusion rates), rather than isotope specific interactions. Because these methods enrich all isotopes simultaneously based on mass, they inherently exhibit lower per stage selectivity compared to processes that target a specific isotope using tuned photon energy. Accordingly, we believe our laser enrichment technology has the potential to produce EUPs with higher isotopic purity than conventional enrichment technologies, subject to process design and operating conditions. This expectation is based on the isotope-selective nature of laser excitation and a research published by Eerkens and Miller (2004) describing laser-driven isotope separation mechanisms that rely on selective vibrational excitation and photodissociation of the targeted isotopic species. However, our technology remains under development, and we have not yet demonstrated commercial-scale production of EUP with any particular level of isotopic purity or separation performance.

Compared to other Laser Enrichment Processes

Laser enrichment of uranium has been studied for over 50 years, with research conducted by approximately numerous countries, including but not limited to, the United States, France, Japan, Russia, Germany, South Africa, Brazil, and South Korea. To date, none of these efforts have resulted in commercial operations, primarily due to technical and scaling challenges. Although we believe our CRISLA process incorporates design characteristics that may address or mitigate certain technical challenges encountered by prior laser enrichment approaches, we are an early development stage company, and our laser enrichment technology has not yet been commercialized. Significant additional research and development, testing and validation, regulatory review and approvals, facility design and construction, and substantial capital expenditures will be required before any commercial-scale enrichment operations can be achieved. We have not yet demonstrated that our CRISLA process can achieve the technical performance, reliability, scalability or cost efficiency required for commercial deployment, and successful results at laboratory or pilot scale, if achieved, may not be predictive of commercial-scale performance. There can be no assurance that we will successfully develop, scale or commercialize our CRISLA process or that we will be able to obtain the substantial additional capital required to implement our development plan.

Our CRISLA process excites a different UF₆ vibrational mode (3ʋ₃), enabling intra-cavity separation and high photon utilization without pulsed lasers or complex wavelength conversion. The continuous-wave architecture reduces active components, increases reliability, shortens repair times, and allows scalable, industrial enrichment. Accordingly, it offers a simplified, industrially applicable approach compared with prior laser enrichment methods, including AVLIS and MLIS.

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In AVLIS, the vapor pressure of the uranium ions is very low, which limits the technology’s practicality for commercial-scale deployment. In addition, severe corrosion and erosion issues occur on the collector plates due to exposure to high-temperature U-ions. Although AVLIS technology advanced to Technology Readiness Levels 6–7, it was never commercialized, despite more than $2 billion having been invested in its development in the United States over a period of approximately 20 years. These challenges illustrate the technical and economic difficulties associated with scaling certain laser enrichment technologies to commercial operations, highlighting the importance of modular, high-efficiency approaches in achieving commercially viable enrichment. When it comes to CRISLA, it uses UF₆ gas in a continuous-wave laser system, which, we believe, can eliminate corrosion issues and support industrial-scale operation.

When it comes to MLIS, it relies on pulsed laser systems with complex wavelength conversion and multiplexing. Enrichment occurs only during laser pulses, leaving gaps that require additional system complexity to maintain throughput. When it comes to CRISLA, it employs continuous-wave irradiation, which provides a 100% duty cycle, uniform photon-gas interaction, and simpler system architecture.

In both the MLIS and CRISLA-based enrichment processes, UF₆ is used as feedstock. The UF₆ must be cooled to a temperature range of approximately 70–150 K. To achieve this temperature while avoiding condensation, the UF₆ gas mixture is adiabatically expanded through a supersonic nozzle, as illustrated in Schematic 1 below. A laser beam irradiates the gas immediately downstream of the nozzle throat, and the irradiated UF₆ gas continues to move in the downstream direction (left to right in the schematic).

Adiabatic expansion of UF₆ gas is needed to cool the UF₆ such that the isotopes of UF₆ become “isotopically distinct.” That is how a laser beam can selectively excite only uranium-235 hexafluoride (“235UF₆”). 235UF₆ refers to uranium hexafluoride containing U-235 as the uranium isotope component. The flow velocity of the UF₆ gas is typically 250-350 m/s.

Schematic 1: Adiabatic expansion of a UF₆ gas mixture through a supersonic nozzle

In typical 16 µm MLIS architectures, a complex configuration of high-pressure pulsed lasers, pulsed amplifiers, wavelength converters and multiplexers is employed, each of which presents its own technical challenges, as illustrated in Schematic 2 below. These pulsed laser systems require high peak power, in part to facilitate wavelength conversion from approximately 10 µm to 16 µm, which adds to the complexity and operational demands of the system.

Schematic 2: The complexity and challenges with traditional 16µm MLIS

In Schematic 2, the following terms describe standard components generally used in laser-based optical systems and gas phase photon interaction equipment, including:

●	HP TE CO₂ Laser refers to a high-pressure, transversely excited carbon dioxide (CO₂) laser (“TE-CO₂ laser”). A TE-CO₂ laser uses an electrical discharge through a gas mixture to excite CO₂ molecules and generate infrared laser radiation. TE-CO₂ lasers are generally used in various industrial and scientific applications that require high-power continuous-wave or pulsed infrared laser output.
●	HP CO₂ PA refer to a high-pressure CO₂ laser power amplifier. The device is designed to increase the power of a seed CO₂ laser beam by passing the beam through an additional excited CO₂ gain medium, which transfers energy to the laser beam through stimulated emission.
●	P-H₂ Multipass LN₂ Raman Cell refers to a para-hydrogen multipass Raman cell cooled using liquid nitrogen (LN₂). Raman cells are devices used in optical setups to enhance Raman interactions by controlling gas composition, temperature, and optical path length. Raman interactions are the inelastic light–matter interactions that occur when incident photons exchange energy with a molecule’s vibrational (or rotational) modes. These interactions are the physical basis of the Raman effect and all Raman-based technologies, including Raman cells, Raman spectroscopy, and stimulated Raman scattering. In this configuration, para-hydrogen gas is cooled to cryogenic temperatures to facilitate Raman scattering. A multipass optical arrangement increases the effective interaction length between the laser beam and the gas. When operated under appropriate conditions, the system can generate a beam at a longer wavelength than the pump beam. This process is known as stimulated Raman scattering and generally requires high peak power from the laser-amplifier system.

●	MUX refers to a multiplexer, an optical device that combines multiple laser beams of the same wavelength into a single optical output path for transmission to downstream optical components.

As illustrated above in Schematic 2, enrichment in such systems occurs only during discrete laser pulses. Between pulses, the laser is not active and no enrichment takes place, resulting in temporal gaps between successive pulses. Because the UF₆ gas stream moves at supersonic velocities, a portion of the gas may not be exposed to laser irradiation during these intervals. One approach to reducing these gaps is to increase the number of laser pulses through time multiplexing. However, this approach requires replication of already complex system components to increase the effective duty cycle of the system, including the use of multiplexers, as illustrated in Schematic 2.

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The resulting system complexity associated with 16 µm MLIS architectures has historically presented significant technical and operational challenges. These challenges have limited the successful scale-up and commercialization of such systems despite substantial development efforts over multiple decades.

Our 5.3 µm CRISLA system is designed with a simplified architecture relative to certain MLIS configurations. The laser systems operate at lower pressures and do not rely on pulsed CO₂ laser systems. Instead, the process targets a different vibrational mode of UF₆ (the 3ν₃ mode), which requires operation at an alternative wavelength and the use of a different class of laser. These design characteristics are intended to enable a more streamlined laser architecture, as illustrated in Schematic 3 below.

Schematic 3: Lower complexity CRISLA system

Our CRISLA laser system is designed to utilize a single low-pressure continuous-wave (“CW”) CO laser and does not require complex wavelength conversion systems. As a result, the system does not rely on pulsed laser operation and instead employs continuous-wave irradiation. The absence of temporal gaps in the laser beam reduces the need for time multiplexing, and the UF₆ gas stream is intended to be continuously irradiated by the laser, as depicted in the schematic.

The competitive strengths and benefits of our CRISLA process outweigh the complexities of the traditional 16 µm MLIS process, and can be summarized as follow:

●	CRISLA uses a CW laser source, which means there is always laser light present while there is UF₆ present - 100% duty cycle, hence much more efficient. The CW laser technologies are widely used in industrial applications, including semiconductor manufacturing and materials processing (such as sheet metal cutting, welding, and drilling, etc., in the automotive industry), which may support their commercial applicability.

●	Excitation of a different vibrational mode of UF₆ (the 3ν₃ overtone), which exhibits lower absorption characteristics within the process environment. This may enable intra-cavity excitation, whereby the UF₆ separator is positioned within the laser cavity.

●	The use of high intracavity CW power, which is designed to reduce or eliminate the need for additional laser amplification stages.

●	The intra-cavity architecture in which the laser beam circulates within the resonator, which is intended to enhance photon–gas interaction and improve the utilization efficiency of laser energy.

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●	The absence of wavelength conversion systems, as a low-pressure CO laser may be tuned to operate near the required wavelength.

●	The beam spread/divergence/caustic at 5.3 µm is minimal, which means a constant power density (W/cm2) is maintained throughout the separator.

●	A 5.3 µm CRISLA laser architecture uses a fraction of active components (<10%) than a comparable 16 µm MLIS system, which may contribute to improved reliability, reduced maintenance requirements, and more favorable operating economics.

We believe the scaling and industrialization of a 5.3 µm CRISLA system is much more viable than a traditional 16 µm MLIS system.

In addition to the above-mentioned strengths with respect to our uranium enrichment technology, we believe we are also competitively differentiated in many ways:

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No Reliance on Government Funding. Most enrichment companies rely, to varying degrees, on government grants and financing to support the development and advancement of their technologies. As a result, the pace and continuity of such companies’ progress may be affected by the availability of government funding. Although we have participated in certain government programs and received certain government awards, we do not currently rely on government funding as a source of capital necessary to sustain our ongoing operations or to execute our current development plan. We believe that the government incentives and program-related benefits we have received to date, and are expected to receive in future, have been supplemental in nature and have not constituted a material source of funding on which our current development plan depends. Our belief is primarily based on the fact that our existing operations and currently planned research and development activities are funded through our existing cash resources and other available sources of capital, rather than through government grants or incentives. Based on our current development plan and timelines for Phase 1 and Phase 2, we believe that our existing cash resources may be sufficient to support a scaled and prioritized subset of activities associated with research and development activities through Phase 1 and Phase 2 of our development plan. That is, we may advance certain development efforts while deferring or sequencing other discretionary activities based on available resources. The other activities contemplated under Phase 1 and Phase 2 of our development plan, and the development and commercialization of our technology and products, particularly the development, licensing, construction and operation of commercial-scale enrichment facilities contemplated by Phase 3 and Phase 4 of our development plan, will require substantial additional capital.

Although government grants or other public funding could support our development plan, we believe that the absence of such funding would not prevent us from continuing to advance our research, business development, and technological initiatives. We expect to raise additional capital primarily through this offering, other equity or debt financings, strategic investments, commercial arrangements, or other sources of capital for our development plan without reliance on government funding. We may seek and obtain government grants, incentives, contracts or other public funding in the future to advance our development plan. However, we have not based our development plan or capital strategy on the receipt of any particular amount of future government funding, and our ability to advance our technology and development plan is not currently contingent upon government financial assistance. Any future government funding would be subject to applicable eligibility requirements, governmental priorities, application and approval processes, the availability and timing of appropriated funds and other conditions that may be outside our control. See “Business - Our Vision, Government Support and Market Opportunity” for details.

●	Key Industry Investment and Support from NANO Nuclear. As of the date of this prospectus, we have received an aggregate of $2 million from NANO Nuclear, an advanced nuclear technology and clean energy company. NANO Nuclear’s investment represents a direct equity investment in our company by an investor with experience in the nuclear industry. While we believe that our ability to attract investment from investors with industry experience may reflect interest in our business and technology development efforts, such investment should not be viewed as an endorsement of our technology, business prospects, or the merits of an investment in our securities, and there can be no assurance that other investors will reach similar conclusions regarding our company.

●	Strategic Industry Partners. As of the date of this prospectus, we have partnered with a few companies in support of our business developments. Between July 2025 and March 2026, we entered into a series of agreements, including, among others, the MSA, the SIA and the SIA Amendment, with Starfire Industries, a provider of advanced plasma and neutron-based technologies, for the development, production, and supply of a customized laser product leveraging the Starfire Industries’ intellectual property, nuclear and plasma engineering know-how and manufacturing expertise. We believe that its involvement provides us with access to technical expertise and industry knowledge that may assist us in the development of our technology and business strategy. In November 2025, we also selected Enveniam (as defined below) as our vendor and project partner providing engineering, technology, and project management services in support of the design, development, and construction of our LEU-3 Facility. See “Business – Material Agreements.” However, there is no assurance that their involvements will result in the successful development or commercialization of our technology or facility.

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●	Technical Insights. On the technical front, we have gained valuable insights into the challenges that affected earlier participants in the laser-based enrichment industry. Our President and co-founder, Mr. Christo J. Liebenberg, has significant experience in laser-based enrichment technologies. He spent approximately 15 years working on the MLIS program in South Africa, including serving as a Technical Leader, and an additional six years on a laser enrichment project, where he served as a Laser Manager. After leaving that position, Mr. Liebenberg spent approximately 12 years at ASML, a manufacturer of EUV equipment that is used to make advanced semiconductor chips. During his time at ASML, he identified an advanced generation of industrial laser systems that were potentially suitable for application in the CRISLA process, and not suitable for other laser enrichment approaches, including the legacy MLIS and AVLIS methods. These observations contributed to our renewed efforts to further develop the CRISLA process.

We believe that CRISLA process has the potential to become a step-change in enrichment architecture because it targets higher per-stage separation and a compact, modular plant layout. Concentrating performance into fewer stages supports simpler cascades, smaller footprints, and incremental scale-up by adding replicated laser-and-separator modules. The roadmap emphasizes progressive demonstration, equipment hardening for continuous operation, and repeatability validation to reduce deployment risk as capacity ramps.

●	Key Government Contacts. We have secured individuals with experience in the nuclear energy industry and related governmental and regulatory agencies to serve on our Executive Advisory Board, including John M. Paxton Jr., S. Clinton Hinote, John M. Shimkus, Brent Park, Ph.D., Randall L. Beatty, Ph.D., Junaid Razvi, Ph.D., Dennis Garratt, Ph.D., and Tom Blees, whose backgrounds are described under “Management — Our Executive Advisory Board.” These individuals bring experience across various aspects of the nuclear industry, including regulatory frameworks, national laboratories, and technical operations. We believe that the experience and perspectives of these advisors may provide us with general industry insights relevant to our business and operations. We may, from time to time, consult with such individuals on technical, regulatory, and industry matters, and these individuals may provide general guidance and industry perspectives based on their prior experience in the nuclear energy and related regulatory fields. Such input may assist our management in identifying and considering various technical, operational, and regulatory issues relevant to our business. However, there can be no assurance that any such input will be complete, timely, or sufficient, and it should not be relied upon as a substitute for our own internal evaluation, compliance processes, or risk management procedures. Our advisory relationships are intended to supplement our internal capabilities by providing access to industry experience and perspectives. There can be no assurance that such relationships will result in any operational, regulatory, or commercial benefits, or that they will improve our ability to address regulatory or other challenges in our business.

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●	Team of Industry Experts. We have built an execution-focused team designed to support the development and potential commercialization of advanced laser enrichment technologies at scale. Our multidisciplinary team integrates expertise across laser isotope separation, advanced laser and optics engineering, medical and stable isotope production, mechanical and high-vacuum systems, uranium gas handling, instrumentation, safety and quality programs, nuclear fuel-cycle licensing, and security and cybersecurity.

To accelerate progress while maintaining capital discipline, we supplement our technical team with specialized contractors and advisors in critical areas, including NRC uranium enrichment licensing, detailed engineering and facility design, manufacturing oversight, and systems integration. Our Laser Tiger Team provides strategic technical oversight to our industrial laser development program, with the objective of mitigating technical risks and accelerating the development of next-generation laser systems.

We operate within the Oak Ridge, Tennessee nuclear industry community and engage experienced local contractors, consultants, and other service providers in support of our development activities. We also seek to benefit from the concentration of technical expertise and industry resources in the region, including those associated with Oak Ridge National Laboratory (ORNL), a federally funded research and development center in Oak Ridge, Tennessee, and the Y-12 National Security Complex, a DOE NNSA facility located in Oak Ridge, Tennessee, near the ORNL. In addition, we participate in local industry and economic development organizations and engage consultants with relevant technical, environmental, and regulatory experience. We believe these relationships and resources may support the planning, design, development, and execution of our Project FUEL.

Our Challenges

Our plans to develop and launch a uranium laser enrichment business will continue to face many significant challenges, as our business involves complex nuclear technology, regulatory hurdles, rapidly shifting market dynamics and intense competition. These challenges include, but are not limited to, the following:

●	Obtaining the requisite permits and licenses for nuclear facilities is a complex, time-consuming and highly regulated process, particularly with respect to sensitive nuclear technologies, such as uranium enrichment. Enrichment operations are subject to stringent safety, security and environmental standards, and the associated regulatory review and approval processes may be lengthy and resource-intensive.

●	Ensuring the safety and security of an enrichment facility throughout its lifecycle is critical to the protection of personnel and the public. The development, implementation and ongoing maintenance of robust safety systems and operational protocols present significant technical and operational challenges. In addition, enrichment facilities must implement comprehensive security measures designed to protect sensitive materials, classified information and proprietary technologies from theft, sabotage or unauthorized access, in compliance with applicable regulatory requirements.

●	Building and operating an enrichment facility will be very capital-intensive. For example, in January 2026, we announced our goal to invest $1.38 billion in our future flagship commercial scale laser-based uranium enrichment facility on the historic footprint of the K-25 uranium enrichment site in Oak Ridge, Tennessee. Securing sufficient financing to develop this facility, as well as effectively managing costs, including operating and maintenance expenses, present and will continue to present, significant ongoing challenges to our business.

●	Procuring the equipment at the scale required for a commercial facility presents logistical and supply chain challenges. With our stated goal of developing unencumbered technology, it is imperative that we develop a US-based supplier base for key components.

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●	The political and regulatory environment is subject to change, which may affect the stability and economic viability of nuclear projects. In addition, geopolitical developments may impact the development, access, transfer and export of nuclear technology.

●	Advancing our LIST technology through successive technology readiness levels while concurrently preparing for a commercial facility involves various technical, regulatory, financial and execution challenges.

Our Growth Strategies

Our growth strategy is focused on the development of our technology for potential application in the production and sale of enriched uranium for use in the nuclear power industry. If successfully developed and commercialized, such products could contribute to broader efforts to diversify nuclear fuel supply sources in the United States; however, there can be no assurance that we will achieve such outcomes or that our activities will have any impact on domestic supply chains.

We intend to evaluate opportunities to participate in applicable government programs and initiatives as they become available. Any participation in such programs would be subject to eligibility requirements, competitive application processes, and other conditions. There can be no assurance that we will qualify for or receive any government funding or other support. We may, from time to time, evaluate opportunities to expand our operations, including through the potential acquisition or development of additional facilities, although as of the date of this prospectus, we have not entered into any definitive agreements for such acquisitions. Any such expansion would depend on a variety of factors, including market conditions, regulatory approvals, capital availability, and operational considerations. Our planned Pilot Plant is designed with a modular concept that may, if successfully implemented, allow for potential replication or scaling of operations at additional sites; however, there can be no assurance that we will pursue or complete any such expansion.

We are also evaluating the potential to develop HALEU, defined as uranium enriched up to 20% U-235, subject to market demand, regulatory approvals, and our technological capabilities. HALEU is being considered for use in certain advanced reactor designs, including small modular reactors currently under development. Any future production of HALEU would require additional regulatory approvals, enhanced security measures, and further technical development.

Our isotope separation technology under development for uranium enrichment may have potential applications in the production of medical and stable isotopes. Such isotopes are used in a range of applications, including medical imaging, cancer treatment, and pharmaceutical research. We are in the early stages of evaluating potential market opportunities and technical feasibility for such applications, and there can be no assurance that we will successfully develop, validate, or commercialize any such additional uses.

In addition, we intend to explore potential downstream applications of our laser-based uranium enrichment technology and opportunities to participate in the broader nuclear fuel supply chain in the future. In this regard, we have entered into a Joint Collaboration Agreement with NANO Nuclear to pursue exploratory joint research and development initiatives relating to deconversion and fuel fabrication, which are downstream activities that occur after uranium enrichment. Any future joint research and development initiatives with NANO Nuclear relating to deconversion, fuel fabrication or other downstream activities are exploratory in nature and are intended to evaluate potential future applications and downstream uses of enriched uranium produced using the Company’s laser-based uranium enrichment technology. These initiatives relating to deconversion and fuel fabrication are not currently part of our core development efforts and are not required for the development or commercialization of our laser-based uranium enrichment technology. Rather, we expect that such initiatives, if pursued, may allow us to evaluate potential downstream applications of enriched uranium produced using our technology, assess potential future commercial opportunities, and inform our longer-term commercial strategy. Our collaboration with NANO Nuclear remains at a strategic development stage, and the parties are not currently operating an integrated fuel supply chain as originally contemplated. Any future expansion into deconversion, fuel fabrication or other downstream activities will be subject to further technical and commercial evaluation, applicable regulatory approvals and the negotiation and execution of definitive commercial arrangements, as applicable. As of the date of this prospectus, there have been no research and development activities conducted on deconversion and fuel fabrication. See “Business – Relationship with NANO Nuclear” and “Business – Material Agreements.”

Our LIST Technology

Our LIST technology encompasses CRISLA process, and other proprietary processes and systems, These technologies include, among other things, laser gas mixes, laser architecture, equipment configurations, standard operating procedures, calculations, and separator design and manufacturing, which are unique to the LIST technology.

CRISLA Process

Our core process is CRISLA, a U.S.-origin laser-based isotope enrichment process initially demonstrated in the early 1990s. Although CRISLA achieved successful experimental validation, the development and commercialization of U.S. laser-based uranium enrichment technologies, including CRISLA, MLIS and AVLIS, were not pursued to commercial deployment during the 1990s. Importantly, the suspension of further development of such technologies was driven primarily by changes in external market and industry conditions, including changes in geopolitical conditions, uranium supply and demand, prevailing uranium enrichment prices and market conditions, and the economics and financing requirements of the uranium enrichment industry, rather than by a determination that the underlying laser-based enrichment technology was technically infeasible. Following the dissolution of the Soviet Union, the United States and Russia entered into the “Megatons to Megawatts” program in 1993, pursuant to which approximately 500 metric tons of HEU from dismantled Russian nuclear weapons were converted into LEU for use as commercial nuclear reactor fuel. The program provided a substantial source of LEU to the U.S. commercial nuclear fuel market and became an important component of U.S. LEU supply during the program period. We believe that the availability of substantial quantities of LEU from the program, together with other changes in the global uranium enrichment market, affected the commercial economics and development priorities of alternative enrichment technologies, including our CRISLA technology, during this period. However, the U.S. has taken steps in recent years to strengthen the domestic nuclear fuel supply chain and reduce its reliance on foreign sources of enriched uranium. On May 13, 2024, former President Joseph R. Biden signed into law the Prohibiting Russian Uranium Imports Act, which prohibits, subject to certain statutory exceptions and waivers, the importation into the U.S. of unirradiated LEU produced in Russian or by a Russian entity. The prohibition became effective in August 2024. The enactment of the Prohibiting Russian Uranium Imports Act, together with broader U.S. governmental efforts to strengthen domestic nuclear fuel production and enrichment capacity, may increase the demand for domestically produced enrichment services and contribute to the development of a more diversified and resilient U.S. nuclear fuel supply chain. We are seeking to revive, further develop and commercialize CRISLA to address this potential market opportunity.

CRISLA was originally invented by Dr. Jozef W. Eerkens. It utilizes lasers to selectively excite target isotopes within a controlled gas-flow environment, thereby enhancing the physicochemical differences between the target isotope and non-excited isotopes and enabling efficient separation. A patent relating to CRISLA process was filed with the USPTO in 2014 and published in June 2019. In July 2023, the CRISLA Patent was assigned to CRISLA, Inc. (which became our subsidiary in August 2023), and in March 2024, it was further assigned to LIST.

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The CRISLA Patent protection safeguards our CRISLA process in several practical and defensible ways. First, this patent provides a basis for exclusivity by granting us the right, in applicable jurisdictions, to exclude others from making, using or selling processes and apparatus that fall within the scope of this patent. This may create barriers to entry by limiting the ability of third parties to replicate or closely approximate key aspects of the core separation configuration and operating concepts. Second, the CRISLA Patent protects the enabling process architecture itself, not merely peripheral components. By covering the integration of laser selectivity with condensation-repression harvesting in a free-jet environment, the CRISLA Patent is intended to protect the core concept of the technology, with the mechanism that transforming isotope selectivity into scalable enrichment performance.

Other Proprietary Processes and Systems

In addition to the CRISLA process, we are also working on proprietary processes and systems, including, among others, laser gas mixes, laser architecture, equipment configurations, standard operating procedures, calculations, and separator design and manufacturing, which are unique to the LIST technology.

Laser gas mixes refer to the optimization of different gas components in the laser gas mix. The primary components are helium (approximately 80%), nitrogen (approximately 10%), and carbon monoxide (approximately 10%). In addition, trace gases are typically introduced to facilitate the recombination of carbon and oxygen species and to enhance overall system stability.

The configuration of the resonator optics (also referred to as the laser cavity) is proprietary. In a typical configuration, a diffraction grating is used at one end of the cavity, and its angle determines the wavelength and bandwidth of the laser output. These gratings must be resistant to laser-induced damage and therefore require specialized manufacturing processes. Additional proprietary optical components within the laser resonator may include telescopic systems and/or deformable mirrors (adaptive optics), which are used to shape and control the laser beam to optimize gas–photon overlap between the laser beam and the UF₆ molecular beam.

Laser architecture refers to the overall configuration and integration of the Laser and Optical System(s), Separator(s), and UF₆ Gas Handling System(s). The required isotopic assay (i.e., enrichment level) determines the appropriate laser architecture, which differs for LEU (which typically utilizes a single-stage enrichment process), compared to LEU+ or HALEU (which may require a dual-stage enrichment process). Laser architecture also varies depending on whether enrichment occurs within the laser cavity (intra-cavity enrichment) or outside the laser cavity (extra-cavity enrichment).

Equipment configurations are specific to each of the principal subsystems. Lasers, by their nature, may be designed using different optical architectures. The internal configuration of the Separator is optimized for isotope separation and product collection, while the UF6 gas handling systems can be configured differently, for instance either cold traps first, then vacuum pumps, or vacuum pumps first, then cold traps. Vacuum pumps must be correctly configured to accommodate corrosive gas environments, while cold traps are configured to freeze out UF6 and with the capacity to handle large flow rates.

Calculations, operating procedures, and computations are proprietary too. The output power of a laser at a specific wavelength may be modeled or simulated, taking into account, among others, the excitation mechanism, laser gas mixes, and resonator optics. The temperature of the UF6 gas, and its throughput in the Separator, are instrumental to the efficiency of the enrichment process, and may be estimated or calculated from first principles. Aerodynamic calculations take into account, among others, the UF6/Carrier gas ratio, upstream pressure, nozzle size and nozzle shape, and downstream pressure. Computational Fluid Dynamics are used to calculate the supersonic flow conditions for different nozzle configurations.

The Nuclear Fuel Cycle

The nuclear fuel cycle is made up of two phases: the front end and the back end. The front end prepares uranium for use in nuclear reactors. These steps include mining, milling, conversion, enrichment, and fuel fabrication. The back end ensures that the used nuclear fuel is safely managed, recycled, or disposed of. These steps include fuel storage, recycling, and waste disposal.

Please refer to the diagram below for the nuclear fuel cycle:

URANIUM CONVERSION
URANIUM ORE
URANIUM OXIDE (U_3O_8)
UF6
URANIUM HEXAFLUORIDE (UF_6)
LASER
Enrichment
URANIUM FUEL FABRICATION
UF6
UF_6
URANIUM FUEL PELLET
URANIUM MINING
NUCLEAR POWER PLANT
DECOMMISSIONING
NUCLEAR REPROCESSSING AND DECONVERSION
SPENT NUCLEAR FUEL
REPROCESSSING
U_3O_8

As shown in the diagram above, enrichment takes uranium in the form of UF6 from conversion facilities and “enriches” it by processing it to have a higher concentration of U-235 isotope. We propose to apply our CRISLA process and use lasers to enrich uranium. From our facility, the enriched uranium is expected to be shipped to a fuel fabrication facility to be processed into nuclear fuel for nuclear reactors.

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Our Proposed Business Line - Laser Enrichment of Uranium

Nuclear power plants use uranium for fuel. Uranium exists in multiple isotopic forms, including U-235, which is fissile and capable of sustaining a nuclear fission chain reaction. U-235 represents approximately 0.7% of naturally occurring uranium, with the remainder consisting primarily of uranium-238. To produce fuel suitable for most current commercial nuclear reactors, natural uranium undergoes an enrichment process to increase the concentration of U-235 to approximately 3% to 5%, depending on reactor type and operational specifications. The enrichment factor (“β”) is a measure of the effectiveness of a single processing step in increasing the concentration of a target isotope relative to its initial composition and is an important determinant of the number of stages required to achieve a desired enrichment level. For example, the β for centrifuge enrichment is approximately 1.25.

In 1993, the CRISLA process demonstrated an enrichment factor of 6.7, which is much higher than that typically achieved by conventional gas centrifuge technologies. This higher enrichment factor indicates that fewer stages may be required to achieve the enrichment for LEU, as compared to the multiple stages generally required in centrifuge-based enrichment processes.

An independent Technology Readiness Assessment (“TRA”) was performed on our LIST technology related to uranium enrichment in March 2025. The TRA is an industry-wide tool used to evaluate the maturity of a technology during its development phase. The technology readiness level (TRL) is a means to describe the extent of development necessary to reach the state of commercialization. It can range from theoretical principle, at TRL 1, to operational plant, at TRL 9. The following description of the 9 TRLs are shown below (from DOE G 413.3-4A).

High-Level Descriptions of Technology Readiness Levels

Level 1	Basic principles observed and reported

Level 2	Technology concept and/or application formulated

Level 3	Analytical and experimental critical function and/or characteristic proof of concept

Level 4	Component and/or partial system validation in a laboratory environment

Level 5	Component and/or partial system validation in a relevant environment

Level 6	System and subsystem model validation in a relevant environment

Level 7	Working prototype is demonstrated in an actual operational or near-production environment

Level 8	System is fully integrated, tested, and qualified

Level 9	System has completed successful operations in its final mission or commercial application

The 2025 TRA team determined that our CRISLA process fully met all elements for TRL 4, but that the TRL-5 and TRL-6 elements were not fully satisfied. Our goal is to achieve a TRL-5, laboratory and bench scale system validation in a relevant environment in the near term, and eventually TRL-9, the actual system operated over the full range of expected conditions.

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Our Development Phases

Our business plan contemplates leveraging CRISLA for the enrichment, production and sale of uranium. We have focused, and will continue to focus, on advancing these efforts toward potential commercialization across four phases (as defined below), with Phases 1-3 running concurrently. Across all four phases (“Phases”) of our development plan, we engage, and expect to continue to engage, multiple contractors and consultants to support our operations and project development activities. Based on our current development plan, we believe that:

●	Phase 1 (which we commenced in 2025) is expected to be conducted through 2027 with the goal of re-demonstrating and optimizing enrichment results related to the CRISLA process;

●	Phase 2 (which we commenced in 2025) is expected to be conducted through 2028 with the goals of developing industrial-scale equipment and utilizing such equipment to commence uranium enrichment;

●	Phase 3 (which we commenced in 2025) is expected to be conducted through 2030 to prepare for LIST Island’s early site preparation and construction, regulatory licensing (i.e. NRC license application for construction and operation), and the conceptual design of our LEU-3 Facility; and

●	Phase 4 from 2030 onward to construct a Pilot Plant designed to produce approximately 50 metric tons of LEU per year by 2030, with a planned production capacity of approximately 0.5 million SWU per year. Subject to the successful development of our technology, the availability of financing, the receipt of required regulatory approvals and licenses, and the successful construction and operation of the Pilot Plant, we subsequently plan to develop our commercial LEU-3 Facility on the LIST Island which we currently own in Oak Ridge, Tennessee. Upon completion, the LEU-3 Facility is intended to become the first U.S.-origin commercial laser uranium enrichment plant in the world, supporting U.S. utilities, next-generation reactor developers while helping to reestablish a resilient domestic nuclear fuel supply chain.

Based on our current expectations, the LEU-3 Facility is expected to commence operations in 2033 and be developed in phases. The initial phase is expected to have a planned enrichment capacity of approximately 3.0 million SWU per year. Subject to market conditions, financing availability, regulatory approvals, customer demand, and operational performance, we may subsequently expand the LEU-3 Facility to a planned enrichment capacity of approximately 5.0 million SWU per year, capable of producing approximately 500 metric tons of LEU per year. Assuming both facilities (Pilot Plant and LEU-3 Facility) become operational and operate at their respective planned production capacities, we expect our aggregate planned production capacity to be approximately 5.5 million SWU per year. The timing, capacity, and scale of the Pilot Plant and the LEU-3 Facility are based on our current development plans and are subject to substantial risks and uncertainties, including technological, regulatory, financing, construction, operational, and market-related factors. Accordingly, there can be no assurance that these facilities will be completed on the anticipated timelines or commence operations as currently planned. This staged approach is designed to mitigate scale-up risks while progressively validating operational performance, manufacturability and producibility. As of January 1, 2026, the long-term SWU price was approximately $173 per SWU, which is at a historical high and is projected to increase over the next decade.

A SWU is a measure of effort required to enrich natural uranium into reactor-grade fuel, and to strip the tails (the by-product of enriched uranium) down to a specified level (i.e., the concentration of U-235 left in the tails). A SWU is not a unit of energy, but rather a mass-based measure of separation capacity and fuel processing cost to which value is attributed in the marketplace.

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As of the date of this prospectus, we have commenced testing or experiment activities relating to Phase 1 of our development plan, including laboratory-scale testing and optimization of CRISLA enrichment parameters. However, we have not commenced experimental testing of industrial-scale equipment at Phase 2 and our Phase 2 activities currently relate to the design of industrial-scale equipment, and the renovation of the newly acquired property located at 150 Americus Property, intended to house our Phase 2 operations. We have also commenced certain preliminary activities relating to Phase 3; however, we have not yet commenced any research and development, experimental or testing activities related to Phase 3. Our Phase 3 activities are currently limited to preparatory work, including preparations for the applicable licensing and regulatory processes, site environmental characterization, and the conceptual design work for our planned LEU 3 Facility. In addition, we have not yet commenced any activities relating to Phase 4. The timing and scope of our subsequent Phases 1-3 activities and the commencement, timing and scope of Phase 4 activities will depend on the successful completion of the applicable preceding preparation and development activities and the satisfaction of applicable technical, regulatory, financing and other requirements. Our development plan is subject to change as we continue to evaluate our technology, development results, regulatory requirements, financing needs and market conditions, and there can be no assurance that we will complete any particular phase within our currently anticipated timeframe or at all.

We have assembled a technical advisory team of consultants, composed of industry scientists and experts, which we refer to internally as the “Laser Tiger Team.” These consultants have expertise in laser isotope separation, laser and optics engineering, mechanical and vacuum systems, UF₆ gas handling systems, instrumentation and control, safety and quality programs, fuel-cycle licensing, medical and stable isotope production, and security and cybersecurity. They provide strategic technical oversight to our industrial laser development program, with the objective of mitigating technical risks and accelerating the development of next-generation laser systems. We also leverage specialized independent contractors and advisors to support areas, including, among others, NRC uranium enrichment licensing, engineering design, manufacturing oversight, and systems integration. Our Laser Tiger Team guides our laser contractors in the development of our next-generation lasers. Leveraging the local technical talent in the Oak Ridge area, we also work with contractors experienced in UF₆ gas handling systems and uranium enrichment. This integrated model is intended to provide the depth required for a safety-critical nuclear enterprise while maintaining the flexibility to iterate and refine technology as we advance toward commercial-scale deployment.

In December 2025, we received the Radiological Material License from the State of Tennessee to start Phase 1 and Phase 2 of our development effort in our test demonstration facility in Oak Ridge, Tennessee, covering 14,000 square feet (“Oak Ridge Test Demonstration Facility”). This facility has been renovated to include modern office space and a state-of-the-art classified laboratory suitable for work with classified technologies. This facility is currently operational and in use and consists of two floors, each comprising approximately 7,000 square feet. The upper floor is used for office space. The lower floor is intended for use in connection with our laser enrichment demonstration activities, and we have converted approximately half of this floor into laboratory space. The entire lower floor is being developed into a secure facility. Planned and completed upgrades include a gas handling room, a large open laboratory area intended to support Phase 1 and Phase 2 activities, several smaller laboratory rooms, a machine shop, multiple workstations, and a conference room. This facility has also been upgraded with new HVAC systems, power transformers, lighting, and security enhancements. In addition, an asphalt access road has been constructed to facilitate the delivery of large equipment.

Our current corporate plan anticipates expanding the Oak Ridge Test Demonstration Facility to a licensed commercial enrichment facility for Phase 3 and Phase 4 in the future, with site evaluation, design maturation, and nuclear-grade construction treated as phase-gated activities aligned to readiness and regulatory milestones. For the development of Phase 3 and Phase 4, we bought a 206-acre brownfield site in Oak Ridge, Tennessee, on the LIST Island (formerly known as Duct Island), next to the historic K-25 uranium enrichment site where the world’s first uranium enrichment operations were conducted for the Manhattan Project in 1942-1945. We expect to build our first uranium enrichment commercial facility on the LIST Island named the “LEU-3 Facility.” LEU-3 has three different meanings: Low Enriched Uranium, Laser Enrichment of Uranium, and the initials of our three co-founders Liebenberg, Eerkens and U (Mr. Yu). Our project name will be known as “Project FUEL,” which is short for Future Uranium Enrichment with Lasers. Our Project FUEL will be performed in the LEU-3 Facility as announced in January 2026. Subject to obtaining the necessary financing, regulatory approvals, permits, and other required authorizations, we currently plan to develop and construct our LEU-3 Facility on the LIST Island, with a target commencement of operations by 2033. We currently estimate that the total capital investment required for the facility will be approximately $1.38 billion. If developed as currently contemplated, we anticipate that this facility could create more than 200 direct jobs. However, the timing, cost, scope, and ultimate development of this facility are subject to significant uncertainties, including technological, regulatory, financial, market, and operational factors, and there can be no assurance that this facility will be completed on the anticipated timeline, within the estimated budget, or at all.

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Participation in the DOE LEU Acquisition Program

In December 2024, we and our partner NANO Nuclear were selected by the DOE to participate as one of six contract awardees in the DOE’s Low-Enriched Uranium Enrichment Acquisition Program (“LEU Acquisition Program”). Under the contract awarded to us, we were selected as the prime contractor, with NANO Nuclear, a related party, as the key subcontractor bringing its technical and regulatory expertise in advanced nuclear solutions to the collaboration. We will oversee the development of the primary uranium enrichment processes using our laser technology, while NANO Nuclear will contribute towards development in the areas of conversion, deconversion, fuel fabrication, and fuel transportation. The total overall amount appropriated under the LEU Acquisition Program across all six contract awardees is anticipated to be $3.4 billion over ten years, to be awarded by the DOE via agreed to task orders each having a minimum value of $2 million. We believe that participation in the $3.4 billion LEU Acquisition Program provides technical validation and potential federal contracts to support our operations.

On March 21, 2025, LIST entered into a time and materials task order (Task Order 1) with the DOE. Pursuant to this task order, LIST agreed to develop a report describing the technical and business information necessary to support the DOE in establishing new domestic commercial production of low-enriched uranium, with a focus on maximizing the domestic fuel supply chain for existing and future reactors. The responsibilities of LIST include but are not limited to providing all necessary management, labor, materials, technical expertise, and equipment to prepare the required report, including a production strategy report (Deliverable 1) to inform future task orders and such further supporting information as required (Deliverables 2 and 3). All enrichment services and storage covered by this task order must be located in the United States. The period of performance for Deliverable 1 is one month from commencement, with the remaining eleven months of the performance period reserved for additional items as determined by the applicable contracting officer. In May 2025, LIST completed Task Order 1.

In January 2026, the DOE announced additional awards to three companies whose technologies had reached higher TRLs, with each receiving $900 million. Although we were not among these initial recipients, we intend to continue advancing the readiness of our technology and remain actively engaged in future DOE funding opportunities. We plan to submit grant applications as additional funds become available under the LEU Acquisition Program or other programs, consistent with DOE guidance. While participation in the program may provide financial support for technology development, there can be no assurance that we will receive any additional awards, or that the timing or amount of such funding will meet our expectations.

Our mission is to become a commercially focused, vertically integrated, technology-driven company that will capture market share in the very large and growing nuclear fuel cycle sector. We intend to supply enriched uranium to NANO Nuclear at a commercially reasonable discounted price for use in their microreactor business in future. In return, NANO Nuclear plans to supply UF₆ feedstock to us at a commercially reasonable discounted price in future. We expect that this reciprocal arrangement may support operational efficiency and reduce feedstock costs; however, there can be no assurance regarding the timing, availability or terms of such supply, and any future agreements will be subject to negotiation and regulatory approvals as applicable.

Since becoming a Nevada company in 2023, our management has had communications with the U.S. government agencies through conference calls, emails and in-person meetings, including the DOE, the NNSA, and the NRC, as well as Savannah River National Laboratory (SRNL) and the ORNL, which are part of the DOE’s national laboratory system.

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We believe that our LIST technology has the potential to be highly efficient, which is expected to leverage state-of-the-art equipment to enable high performance and modular scalability. We intend to apply to the NRC for the requisite licenses and regulatory approvals to construct and operate each of our Pilot Plant and our LEU-3 Facility. Our approach is designed to allow incremental capacity expansion through the replication of laser and separation modules, rather than reliance on large, monolithic unit operations. We intend to continue developing our LIST technology with the objective of advancing technology readiness, operational efficiency, and commercial viability, with the long-term ambition of becoming one of the first companies to deploy laser-based uranium enrichment at a commercial scale.

Competition

Our competitors in the enrichment market include established gas centrifuge suppliers as well as emerging laser-based enrichment companies, many of which may have longer operating histories, significantly greater financial, technical, and other resources, established customer relationships, and, in certain cases, support from governmental entities. These competitors may be better positioned to respond to changes in market conditions, secure long-term supply agreements, or achieve regulatory approvals more efficiently than we can.

Currently, two companies operate gas centrifuge uranium enrichment facilities in the U.S., including Centrus Energy Corp. (“Centrus Energy”) and Urenco Global (“Urenco”). In addition, several other companies have announced plans or taken preliminary steps toward obtaining licenses to construct and operate uranium enrichment facilities in the U.S. We believe we have the following competitors for uranium enrichment in the U.S.:

Centrus Energy – a publicly traded company (incorporated in 1998, NYSE: LEU) that operates a gas centrifuge uranium enrichment facility in Piketon, Ohio. Centrus Energy is licensed by the NRC to produce LEU, LEU+, and HALEU at its facility.

Urenco Global – a privately held company (founded in 1970) that operates gas centrifuge uranium enrichment facilities in the U.S. Urenco is licensed by the NRC to produce LEU and LEU+ in their facility located in Eunice, NM.

Orano Group – a privately held company (founded in 2001) that applied for a NRC license for gas centrifuge uranium enrichment facility in the U.S. The license application is for a facility to be constructed and operated in Oak Ridge, TN. The NRC anticipates completing its review in April 2027; however, such timing remains subject to change and is not within the applicant’s control.

Global Laser Enrichment – a privately held joint venture (founded in 2007) that applied for a NRC license for laser uranium enrichment facility in the U.S. The license application is for a facility to be constructed and operated in Paducah, KY. The NRC anticipates completing its review in January 2027; however, such timing remains subject to change and is not within the applicant’s control.

General Matter, Inc. – a privately held company (founded in 2024) that filed a letter of intent to the NRC for a license for uranium enrichment in the U.S.

In addition, we may face competition from new entrants or alternative technologies that could achieve greater commercial acceptance, improved economics, or faster deployment timelines. Evolving regulatory frameworks, international trade policies, or government funding priorities may further affect the competitive landscape in ways that favor our competitors.

Moreover, alternative fuel cycle strategies, including the use of different reactor technologies, lower enrichment requirements, recycled fuel, or other non-enrichment-based approaches, as well as shifts in energy policy or demand for nuclear power, could reduce the size of the addressable market for our anticipated product offerings or adversely affect the timing of market adoption. Any of the foregoing factors could materially and adversely affect our ability to compete effectively, achieve commercialization, or realize our business objectives.

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CRISLA competitive positioning and differentiation

We believe that CRISLA is positioned as a next-generation laser enrichment process designed to deliver meaningful step-changes in separation performance, plant efficiency, and scalability relative to traditional uranium enrichment technologies. CRISLA is designed to combine isotope-selective excitation with a gas-dynamic separation stage, which may enable higher single-stage separation factors and, as a result, reduce the number of stages required to achieve target product assay. A reduced number of stages may, in turn, lower overall equipment requirements, simplify system architecture, and reduce facility footprint, which can support lower capital intensity and more rapid, modular scaling as compared to uranium enrichment facilities that rely on a larger number of low-separation stages. However, these expected benefits are subject to technical validation, successful scale-up, and regulatory approval.

Operationally, CRISLA is intended to compete by leveraging industrially maintainable laser architectures and by designing separator equipment for manufacturability and repeatable performance. Our competitive strategy includes targeting attractive unit economics, including power consumption and operating costs per SWU, while maintaining a development pathway aligned with applicable licensing, regulatory, and international safeguards requirements for uranium enrichment and related fuel-cycle activities. We also believe that the potential to deploy a common laser-and-separator platform across both uranium enrichment and other isotope separation applications may provide a strategic advantage, including opportunities for shared engineering resources, common spare parts and maintenance approaches, and the ability to address a broader set of end markets. This approach may enable diversification of potential revenue streams over time; however, it is subject to market acceptance, successful commercialization, and the ability to meet applicable technical and regulatory requirements across such applications.

Competitive landscape for uranium enrichment

The uranium enrichment market is characterized by a small number of large-scale, highly regulated suppliers, extended customer qualification cycles, and procurement processes that emphasize security of supply, regulatory compliance, and operational reliability. Currently, the dominant commercial enrichment approach remains gas centrifuge technology, supported by decades of operational experience, established licensing precedents, and mature supply chains for equipment, maintenance, and cylinder handling. Incumbent suppliers typically maintain long-term customer relationships and existing contractual arrangements, and generally compete on pricing, delivery assurance, and the ability to provide multi-year supply commitments across a range of assays and product forms.

In addition to established centrifuge suppliers, the competitive landscape includes companies developing advanced enrichment technologies, such as laser-based processes and other novel approaches. These technologies are designed to improve economic efficiency, reduce facility footprint, and potentially accelerate construction and deployment timelines. However, such technologies must demonstrate consistent, scalable performance and satisfy stringent regulatory, safety, and international safeguards requirements before they are broadly accepted by customers as a reliable source of commercial supply. As a result, competition in the enrichment market depends not only on technological capability, but also on execution, including the ability to achieve key technical and regulatory milestones, obtain and maintain necessary licenses and approvals, develop a licensable and financeable facility design, and implement quality assurance programs that meet applicable nuclear industry standards.

Furthermore, alternative fuel cycle strategies, evolving reactor technologies, changes in enrichment demand (including demand for HALEU), and broader energy policy developments may impact market dynamics and competitive positioning. These factors, individually or collectively, may affect the size, timing, and accessibility of the addressable market and could materially and adversely impact our ability to compete effectively or achieve our business objectives.

Competitive factors that influence customer adoption

Customer adoption in enrichment markets is shaped by factors that extend beyond technical merit. Fuel purchasers typically require confidence in long-term delivery performance, clear regulatory standing, and a robust quality and security program. For new capacity, customers will evaluate the credibility of the development roadmap, demonstrated plant operability, and the supplier’s ability to execute construction, commissioning, and production ramp-up on schedule. They will also assess commercial terms, including contracting flexibility, pricing structure, and the ability to support secure logistics and cylinder management across the supply chain.

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In this environment, our competitive approach is to pair technology differentiation with an execution framework that emphasizes phased demonstrations, disciplined risk reduction, and early engagement with regulators, customers, and strategic partners. By demonstrating performance at increasing scale and aligning facility design with licensable standards, we aim to compete not only as a technology developer, but as a reliable long-term supplier capable of supporting domestic and allied fuel-cycle needs.

Intellectual Property

Our business is dependent on a combination of trademarks, patents, domain names, trade secrets and other proprietary rights in order to protect our intellectual property (“IP”) rights.

As of the date of this prospectus, we have five trademark  applications pending USPTO’s approval, one issued patent (CRISLA Patent: USPTO Patent No. 10,319,486), and two domain names (cyclopslasertech.com and laseristech.com).

Our core competitive advantage is grounded in our issued CRISLA Patent protecting the CRISLA process and its associated apparatus. The CRISLA Patent was published on June 11, 2019, and was based on a non-provisional application filed on July 27, 2017. Under U.S. patent law, a utility patent generally has a term ending 20 years from the U.S. filing date, or, if the application properly claims the benefit of an earlier application under applicable patent law, 20 years from the earliest of such application, subject to applicable patent term adjustments, extensions and other statutory provisions. Accordingly, the CRISLA Patent is expected to expire on July 27, 2037. The CRISLA Patent was originally invented by Dr. Jozef W. Eerkens and subsequently assigned to CRISLA, Inc. in July 2023 (which became our subsidiary in August 2023). In March 2024, it was further assigned from our subsidiary CRISLA, Inc. to LIST. The CRISLA Patent discloses and protects the essential CRISLA process architecture and provides enforceable exclusionary rights around our core technology. The CRISLA Patent covers the fundamental mechanisms that enable laser-driven isotope selectivity to be converted into a physical separation outcome, including laser-assisted suppression of condensation and dimerization within supersonic free-jet separation equipment.

Beyond our existing CRISLA Patent, we intend to protect improvements and future developments through a layered IP strategy. Certain operational know-how, such as process tuning, performance optimization, manufacturing methods, control algorithms, and scaling methodologies, is expected to be maintained as confidential trade secrets, which may extend our competitive advantages beyond the term of any patent, although such protections may be more limited than patent rights and subject to risks of unauthorized disclosure. Where applicable, sensitive technical data subject to government, customer, or export-control requirements is expected to be handled as classified or controlled information in accordance with applicable laws and contractual obligations, with strict access controls, secure repositories, and disciplined distribution protocols. In addition, we expect to pursue selective patent protection for certain developments where public disclosure is considered strategically appropriate, including in circumstances where patent protection may help deter potential competitors. At the same time, we intend to retain certain detailed implementation knowledge as trade secrets where we believe such an approach provides a more effective means of protection.

To sustain and defend this position, we intend to maintain a structured IP governance and enforcement framework. This includes formal invention disclosure processes, confidentiality and assignment agreements with employees and third parties, controlled access to proprietary information, and monitoring of relevant patent filings and technical publications. We believe these measures, together with our patent portfolio, are designed to support our ability to protect our proprietary technology and facilitate its commercialization. However, there can be no assurance that such measures will be effective in preventing unauthorized use or disclosure, or that our IP rights will provide a meaningful competitive advantage.

In addition to our formal IP protections, we seek to reinforce our IP position through contractual and operational controls embedded in our business practices. Our employees, contractors, consultants and certain collaborators are generally subject to confidentiality, non-disclosure and invention assignment agreements that are intended to clarify ownership of intellectual property developed in the course of their engagement and to provide that such developments are assigned to us, to the extent permitted by applicable law. These agreements are typically structured to survive the termination of employment or contractual relationships and are intended to protect our proprietary information, know-how and related developments over time. However, we cannot assure you that these agreements will be effective in preventing unauthorized use or disclosure of our intellectual property or that they will not be challenged or circumvented.

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For partnerships, sponsored projects, and collaborative engagements, including those with government entities, national laboratories, suppliers, and strategic industry partners, we generally employ carefully negotiated IP provisions intended to preserve our ownership of core technology while enabling controlled collaboration. These agreements are typically structured to define background intellectual property, jointly developed intellectual property, and permitted usage rights, and to impose restrictions on disclosure, sublicensing, and reverse engineering. Where work is funded by government or customer programs, we seek to align contractual terms with applicable statutes and regulations, while maintaining protection over commercially enabling intellectual property, trade secrets, and system-level architecture. Collectively, these agreements, frameworks, and contractual mechanisms are designed to complement our patents and trade secrets by embedding intellectual property protection into the legal and operational structure of our ongoing and future activities.

Insurance

We currently maintain director and officer liability insurance, workers’ compensation insurance, and general liability and property insurance for our operations in the U.S. We do not carry key-man life insurance or business interruption insurance. Even if we purchase these kinds of insurance, the insurance may not fully protect us from relevant claims that may occur in future. We believe our current coverage is adequate for our present stage of operations; however, we may seek additional coverage as our business develops and our risk profile evolves.

Research and Development

We are currently in the research and development (“R&D”) phase of our business. As of August 31, 2026, we had a team of 13 employees engaged in R&D activities. Of these employees, 11 held at least a bachelor’s degree, including eight who held a master’s degree or higher, six of whom held doctoral degrees. Our R&D team members have an average of approximately 28 years of relevant work experience. Since our inception, our R&D team has devoted approximately three years to the R&D of our LIST technology on our Oak Ridge Test Demonstration Facility, with efforts focused on advancing our LIST technology from laboratory-scale testing toward engineering-scale applications and, ultimately, potential commercial deployment. We have invested over an aggregate of approximately $9.5 million on R&D related to our LIST technology from our inception to April 30, 2026.

In our Oak Ridge Test Demonstration Facility, we are currently performing experiments in two Phases (Phase 1 and Phase 2) of the four overall development Phases as described below.

Phase 1 Objectives

i.	Perform the systems engineering, integration, and testing (SEIT) of the Oak Ridge Test Demonstration Facility in Oak Ridge, Tennessee.

ii.	Benchmark the enrichment results from the 1990’s, and optimize the CRISLA process.

iii.	Demonstrate the enrichment of uranium using LIST technology.

iv.	Advance to TRL 5 in which laboratory scale, similar system validation in relevant environment is completed.

Phase 1 Description

In 1993, Cameco Corporation (“Cameco”) performed experiments to enrich UF6 using the two lasers that LIST currently owns. The experiments showed positive results with respect to the separation factor and yield of enriched product. We will replicate these experiments, with some modifications and upgrades. For example, the 1993 demonstration utilized a batch-process separator system, whereas our planned enrichment process is designed to employ a continuous-operation separator system. The upgraded separator has been designed to support continuous operation and incorporates modifications intended to enhance operational efficiency relative to the separator used in the 1993 demonstration. In addition, as described below, the laser systems have been refurbished and upgraded as part of our ongoing R&D efforts to improve their operational capabilities and reliability.

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Our Oak Ridge Test Demonstration Facility covering 14,000 square feet in Oak Ridge, Tennessee was the former badging office for the Oak Ridge Gaseous Diffusion Enrichment Facility (K25). Equipment has been procured, designed, and manufactured, and is currently being integrated and tested in this facility. We plan to initially use the same proven legacy lasers used in 1987-1993 demonstrations, which required refurbishment (i.e., new optics, power supplies, seals, laser metrology). As of May 30, 2026, the legacy lasers have been restored to a fully operational condition and are currently ready for enrichment testing. We have also started the industrialization process of the legacy laser system with Starfire Industries. In addition, an industrial laser system manufactured by TRUMPF, a laser equipment manufacturer in Germany (“TRUMPF Laser”), has been purchased, installed, and tested. The TRUMPF Laser is a commercially available high-power gas laser system that is generally available for purchase in the commercial market and is potentially capable of being integrated into the process without significant modifications. The TRUMPF Laser is intended to serve as a potential back-up to the legacy lasers. Phase 1 will be performed under the Radiological Material License issued by the State of Tennessee on December 22, 2025.

Phase 1 Proposed Results

As of the date of this prospectus, we have commenced activities relating to Phase 1. Our Phase 1 activities currently include laboratory-scale testing and optimization of CRISLA enrichment parameters.

By the end of Phase 1, the basic technological components are expected to be integrated so that the system configuration matches the future configuration of our commercial LEU-3 Facility. Supporting information is expected to include results from the laboratory-scale testing, analysis of the differences between the laboratory and eventual operating system/environment.

Phase 1 activities are intended to demonstrate and optimize the CRISLA process and to generate data to support the development of scaling parameters for the laser systems, separator system, and related subsystems. Following the completion of Phase 1, our Oak Ridge Test Demonstration Facility is expected to be upgraded to support Phase 2 objectives.

Phase 2 Objectives

The primary objective in Phase 2 is to continue LEU (and LEU+/HALEU) enrichment testing under the Radiological Material License, but with industrially scaled equipment. The gas handling room is expected to be extended outside the building to accommodate additional vacuum pumps for the UF₆ gas handling system. An area inside the main laboratory will be used for the Phase 2 demonstration, subject to certain modifications. We intend to utilize two next-generation scaled CO laser systems being developed by a third-party contractor exclusively for our use, and may also utilize the TRUMPF Laser as well. The separator and UF6 gas handling system are also expected to be further scaled and adapted toward industrial-scale operation. The two laser and separator systems are intended to operate in tandem, consistent with the configuration envisioned for the final enrichment facility design.

At the completion of the Phase 2 effort, we expect that the TRL may advance to TRL 6 and potentially TRL 7, subject to assessment by an independent third-party appraiser. TRL 7 generally refers to a system prototype demonstration in a relevant environment. At that stage, we expect the final design of the laser and separator systems and subsystems to be substantially complete. This milestone is intended to demonstrate the potential scalability of our LIST technology and its ability to operate at or near continuous duty cycle conditions, with continuous separation between product and tails streams, as contrasted with batch-mode operation.

Data generated from Phase 2 activities are expected to be used to refine projected economic parameters for a future enrichment facility and to further inform and de-risk the performance of supporting equipment.

Phase 2 Proposed Results

As of the date of this prospectus, we have commenced activities relating to Phase 2, temporarily in our existing Oak Ridge Test Demonstration Facility. Our Phase 2 activities currently include the design of industrial-scale equipment, and the renovation of the 150 Americus Property intended to house our Phase 2 operations. We anticipate relocating our Phase 2 operations to the 150 Americus Property upon completion of the planned renovations.

Phase 2 is intended to evaluate the feasibility of the enrichment process using scaled equipment in a relevant environment and to generate data that may be used to inform the development of economic parameters for the LEU-3 Facility. Phase 2 is also intended to support assessment of technical risks and system performance as development progresses; however, the extent to which such risks are reduced or mitigated will depend on the results of testing and demonstration activities.

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As of the date of this prospectus, experimental testing of industrial-scale equipment has not yet commenced at Phase 2. We expect that, upon completion of Phase 2, the CRISLA technology may reach TRL7, subject to independent third-party assessment. TRL 7 generally refers to a prototype system demonstration in a relevant environment, which in this context may include demonstration of laser and separator system subsystems at a representative scale and operating condition.

Phase 3 Preliminary Activities

We have also commenced certain preliminary activities relating to Phase 3; however, we have not yet commenced any research and development, experimental or testing activities related to Phase 3. Our Phase 3 activities are currently limited to preparatory work, including preparations for the applicable licensing and regulatory processes, site environmental characterization, and the conceptual design work for our planned LEU 3 Facility. These preliminary activities do not constitute the commencement of construction or commercial operations of the LEU 3 Facility. We will not commence any construction or commercial operations in Phase 3 until we receive a license from the NRC to construct and operate the LEU 3 Facility.

Human Capital Resources

As of August 31, 2026, we had 29 full-time employees and 18 independent contractors, with an aggregate of 32 advanced degrees across our team, including 16 master’s degrees in fields such as engineering and science, and 16 PhDs.

The following table provides a breakdown of our staff by function as of August 31, 2026.

Function	Full Time Employees	Independent Contractors	Total Number of Staff	% of Total
Management	5	-	5	11%
Research and Development	13	12	25	53%
Business Operation	8	3	11	23%
Administration	3	3	6	13%
Total	29	18	47	100%

We have a seasoned leadership team with approximately 200 years of combined experience in the nuclear industry. In addition, we have hired several experts with experience in the uranium enrichment business, which is a specialized segment of the nuclear industry. Our management team places significant attention on matters concerning our human capital assets, particularly on the specific industry and technical knowledge that are required to implement our laser enrichment business plan. Accordingly, we regularly review staff development and succession plans across our key functions to identify, cultivate, and maintain a pipeline of talent critical to our operations and long-term objectives.

We believe we offer our staff competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team. Our staff are not represented by a labor organization or covered by a collective bargaining agreement. We believe that we maintain a good working relationship with our staff and to date, we have not experienced any labor disputes.

Description of Properties

Property We Lease

Our corporate headquarters are located at 203 Victorius Blvd E, Oak Ridge, Tennessee, within the K-1330 building on the historic K-25 site, covering approximately 7,000 square feet. We lease this space for $7,000 per month from NANO Nuclear, a related party, under a lease agreement. The lease has a term of 10 years, commencing from September 2, 2024 and ending on September 1, 2034. The space houses our principal executive offices, as well as our laser enrichment research and development laboratory, which serves as our Oak Ridge Test Demonstration Facility for our CRISLA laser enrichment process. In December 2025, we received the Radiological Material License from the State of Tennessee for this facility, which permits us to procure UF₆ feedstock and to conduct research, development and optimization activities at the site.

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Property We Own

LIST Island

We own the LIST Island located at 200 Duct Run Road, Oak Ridge, Tennessee for the future construction of our Oak Ridge Commercial Facility.

In January 2026, we acquired the LIST Island (formerly known as Duct Island), located adjacent to the historic K-25 uranium enrichment site where the world’s first uranium enrichment operations were conducted for the Manhattan Project in 1942-1945 in Oak Ridge, Tennessee. The site comprises approximately 206 acres and is classified as a brownfield property, having been previously used for industrial purposes.

Our corporate plan anticipates expanding the Oak Ridge Test Demonstration Facility to the proposed LEU-3 Facility, a licensed commercial enrichment facility to be situated on the LIST Island, for Phase 3 and Phase 4 in the future, with site evaluation, design maturation, and nuclear-grade construction treated as phase-gated activities aligned to readiness and regulatory milestones. LEU-3 has three different meanings: Low Enriched Uranium, Laser Enrichment of Uranium, and the initials of our three co-founders Liebenberg, Eerkens and U (Mr. Yu). Our project name will be known as “Project FUEL,” which is short for Future Uranium Enrichment with Lasers. Our Project FUEL will be performed in the proposed LEU-3 Facility as announced in January 2026. Subject to obtaining the necessary financing, regulatory approvals, permits, and other required authorizations, we currently plan to develop and construct our LEU-3 Facility on the LIST Island, with a target commencement of operations by 2033.

Before building our LEU-3 Facility, we intend to construct the Pilot Plant designed to produce approximately 50 metric tons of LEU per year by 2030, with a planned production capacity of approximately 0.5 million SWU per year. Subject to the successful development of our technology, the availability of financing, the receipt of required regulatory approvals and licenses, and the successful construction and operation of the Pilot Plant, we subsequently plan to develop our commercial LEU-3 Facility on the LIST Island which we currently own in Oak Ridge, Tennessee. Upon completion, the LEU-3 Facility is intended to become the first U.S.-origin commercial laser uranium enrichment plant in the world, supporting U.S. utilities, next-generation reactor developers while helping to reestablish a resilient domestic nuclear fuel supply chain.

We currently own and maintain several laboratory and technical assets on our Oak Ridge Test Demonstration Facility, including operational CO and CO₂ lasers, industrial vacuum pumps and chillers, optics and optical benches, a time-of-flight mass spectrometer, and metrology equipment such as wavelength meters, laser cameras, and power meters, among other instruments. These assets support our ongoing research, development, and operational activities at this site.

150 Americus Property

We also own a property located at 150 Americus Ave., Oak Ridge, Tennessee, covering approximately 38,000 square feet. We acquired this property in July 2026. The property currently includes a three-story building that was used as a general-purpose light-industrial commercial and office facility prior to our purchase. Subject to the completion of the necessary renovations, upgrades, and other improvements, we currently intend to use the building to support our Phase 2 operations. The planned renovations and upgrades are expected to commence in late 2026 and be completed in fall of 2027.

Material Agreements

Share Purchase Agreement between LIST and CRISLA, Inc

On June 22, 2023, we entered into a share purchase agreement with the existing shareholders of CRISLA Inc, to acquire all of the issued and outstanding shares of CRISLA Inc, a California corporation and proprietary developer of the CRISLA Patent. This acquisition was closed in August 2023 for consideration of $1,245,434.

The CRISLA Patent was originally invented by Dr. Jozef W. Eerkens and registered with the USPTO in June 2019, which was subsequently assigned to CRISLA, Inc. in July 2023. This CRISLA process has the potential for a vast range of applications, including uranium enrichment for nuclear fuel, the production of stable isotopes for medical and scientific research, and applications in quantum computing manufacturing for semiconductor technologies.

As a result of the acquisition, CRISLA Inc. became a wholly owned subsidiary of us, and thus the CRISLA Patent was integrated into our intellectual property portfolio.

Patent Assignment between LIST and CRISLA Inc.

On March 22, 2024, LIST entered into a worldwide patent assignment with CRISLA Inc., its wholly owned subsidiary, where CRISLA Inc. assigned the CRISLA Patent and all rights, title and interests related thereto to LIST.

On March 22, 2024, LIST submitted an application to the United States Patent and Trademark Office (“USPTO”) to record such assignment, which was subsequently recorded by the USPTO on March 22, 2024.

Upon the assignment recording of the CRISLA Patent, LIST is currently the record owner of the CRISLA Patent.

Joint Collaboration Agreement between LIST and NANO Nuclear.

Following a $2 million investment provided to us by NANO Nuclear in August 2024 as part of a seed round of investing in which NANO Nuclear purchased 2,666,667 shares of our common stock from us, on November 4, 2024, we entered into an agreement with NANO Nuclear to memorialize the terms of our business collaboration. On September 8, 2026, given the passage of time and the evolution of our and NANO Nuclear’s respective businesses, we amended and restated such agreement in its entirety, titling the agreement as a Joint Collaboration Agreement.

Our Joint Collaboration Agreement is a framework for our current and proposed future work with NANO Nuclear and provides, among other matters, that (i) NANO Nuclear will work towards developing the necessary uranium conversion facilities and capabilities to supply us with UF6 feedstock for our envisioned enrichment and deconversion processes; (ii) we will provide NANO Nuclear with EUP in the form of enriched and deconverted UF6 fuel based on the feedstock provided by NANO Nuclear; (iii) we and NANO Nuclear will maintain reciprocal “preferred customer” status for UF6 feedstock and EUPs, respectively; and (iv) we and NANO Nuclear will seek to enter into a future arrangement regarding the sale of uranium products produced based on UF6 feedstock that is provided by NANO Nuclear and enriched and deconverted by LIST. Subject to the execution of a definitive agreement between the parties, the final sales price of such uranium products sold to customers shall be determined based on all costs and services related to conversion, enrichment, and deconversion. NANO Nuclear will be paid in accordance with UF6 feedstock provided to LIST, and LIST will be paid in accordance with its enrichment and deconversion services. The terms of sharing proceeds from the sale of such uranium products, including the percentage split and other relevant details, shall be set forth in the definitive agreement.

Under the Joint Collaboration Agreement, we and NANO Nuclear further agreed to (i) share costs of developing the contemplated integrated fuel supply chain, particularly in the areas where there is an overlapping benefit to both companies, including joint marketing and sales efforts, and to allocate the costs on a case-by-case basis through mutual agreements in writing in accordance with needs of the specific projects or activities involved and the proportional benefit to each of them and (ii) share in any jointly developed intellectual property arising from the efforts of the parties. As of the date of this prospectus, we and NANO Nuclear have not yet entered into any definitive agreement regarding the foregoing commercial terms. The terms and timing of such agreement remain subject to the appropriate evolution of the businesses of our company and NANO Nuclear (such that each party could fulfill its obligations), and further future discussions and negotiations between the parties, including with respect to the applicable profit-sharing arrangements, pricing, allocation of costs and expenses, responsibilities of the parties, and other commercial terms. The execution of such agreement will also depend on the progress and results of the parties’ technical and commercial development activities and, as applicable, the satisfaction of relevant regulatory and other requirements. Accordingly, there can be no assurance that the parties will enter into such agreement on the terms currently contemplated, or at all.

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Under the Joint Collaboration Agreement, NANO Nuclear shall be a preferred customer of LIST for enriched and deconverted uranium EUPs, specifically for use in NANO Nuclear’s reactor systems. LIST shall be a preferred customer of NANO Nuclear for UF6 feedstock, specifically for use in LIST’s enrichment facility or facilities. As used herein, preferred customer shall be entitled to the following benefits: (a) priority fulfillment of orders during periods of limited supply or production constraints; (b) favorable pricing terms compared to regular customers; and (c) any such other benefits as the Parties may determine from time to time and agree to in writing.Preferred customer status of a party may not be assigned, transferred, or delegated to any third party without the other party’s prior written consent, which may be withheld at such other party’s sole discretion. In addition, any intellectual property developed by the parties as a result of or in connection with their joint activities shall be jointly owned by the parties, with each party retaining a 50% interest.

LIST and NANO Nuclear shall also collaborate on joint R&D initiatives that advance the technologies and capabilities of each of LIST and NANO Nuclear, particularly in the areas of fuel supply chain facilities and their integration into the envisioned nuclear fuel supply chain. Deconversion and fuel fabrication are downstream activities that occur after uranium enrichment.

The Joint Collaboration Agreement has a term of 15 years, commencing on November 4, 2024, unless terminated earlier by either party in accordance with the terms set forth in such agreement. Either party may terminate this Joint Collaboration Agreement upon thirty (30) days’ written notice to the other party if the other party is in material breach of its obligations under this Joint Collaboration Agreement and fails to cure such breach within thirty (30) days of receiving written notice thereof. Either party may terminate this Joint Collaboration Agreement at any time for any reason or no reason by providing the other party with at least ninety (90) days’ prior written notice of intent to terminate, unless the other party specifies an earlier termination date or, at its sole discretion, waives all or a portion of the notice period and accelerates the termination date.

Any dispute, controversy, or claim arising out of or relating to this Joint Collaboration Agreement, including any breach, termination, enforcement, interpretation or validity thereof, will first be subject to good-faith negotiation and, if not resolved, will be finally and bindingly resolved by arbitration administered by the American Arbitration Association (AAA) in accordance with its Commercial Arbitration Rules, with the arbitration seated and conducted in New York, New York, before a single neutral arbitrator appointed by the AAA.

Master Professional Services Agreement, Strategic Investment Agreement and Its Amendment between LIST and Starfire Industries LLC (“Starfire Industries”)

Master Professional Services Agreement

On July 2, 2025, we entered into a master professional services agreement (“MSA”) with Starfire Industries, a U.S.-based plasma and laser systems developer and manufacturer located in Illinois. The MSA serves as the framework for the parties to enter into one or more statements of work for the provision of professional supply services and ancillary services (“SIA Services”) by Starfire Industries to the U.S. in connection with the Laser Product (as defined below). In the event of a conflict between the MSA and a statement of work, the terms of the MSA shall prevail, unless the statement of work expressly references the specific provision in the MSA to be modified by the statement of work.

The MSA is effective as of July 2, 2025 and shall continue in full force and effect until the earlier of (a) December 31, 2029 and (b) termination in accordance with the terms of the MSA. In the event the MSA is terminated, all of the statements of work then-in-effect shall also terminate unless we expressly request otherwise.

Strategic Investment Agreement and Its Amendment

On November 14, 2025 and March 24, 2026, we entered into a strategic investment agreement and an amendment to the strategic investment agreement (collectively, the “Starfire Agreements”), respectively, with Starfire Industries, a U.S.-based plasma and laser systems developer and manufacturer located in Illinois, for the development, production and supply of a customized laser product to be used in our CRISLA enrichment process (“Laser Product”).

Pursuant to the Starfire Agreements, we have agreed to issue to Starfire Industries 3,000,000 shares of our common stock (“Starfire Shares”) in consideration of the grant of the IP license and the provision of SIA Services by Starfire Industries to us, subject to a vesting schedule designed to align with our multi-year commercialization timeline and the SIA Services to be provided by Starfire Industries to us. The parties have agreed that the effective fair market value of the Starfire Shares is reduced by approximately 42.857% for a valuation of $6 million for tax purposes.

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On March 24, 2026, an aggregate of 3,000,000 shares of our common stock were issued by us to Starfire Industries at a per share price of $2.00, subject to a vesting schedule, automatic forfeiture under certain circumstances, and Starfire Industries’ continued compliance with the Starfire Agreements and other related agreements. Under the Starfire Agreements, 750,000 shares of our common stock vested on March 24, 2026, with (i) 750,000 shares vesting upon our written determination on the achievement of Milestone 1 (as defined below) on or before December 31, 2027, (ii) 750,000 shares vesting upon our written determination on the achievement of Milestone 2 (as defined below) on or before December 31, 2029, and (iii) 750,000 shares vesting upon our written determination on the achievement of Milestone 3 (as defined below) on or before December 31, 2031. All determinations of whether a milestone has been achieved shall be determined by our company in good faith. If any Milestone is not achieved on or prior to its applicable Milestone timeline, then any portion of the shares that would otherwise vest upon the achievement of such Milestone shall automatically and without further action be forfeited for no consideration. Upon any forfeiture of such shares, such shares shall be automatically and irrevocably cancelled and shall cease to be outstanding.

Milestone 1 means the following conditions have been satisfied: (1) Starfire Industries remains in compliance with each of the Starfire Agreements and MSA; and (2) the parties have successfully developed different prototype lasers and tested the performance of each prototype to identify the best candidate for further development.

Milestone 2 means the following conditions have been satisfied: (1) Starfire Industries remains in compliance with each of the Starfire Agreements and MSA; and (2) the parties have successfully scaled up one of the prototypes developed during Milestone 1, meeting the performance requirements set by our company, and then developed three scaled lasers, two of which are to be integrated into our Oak Ridge Test Demonstration Facility.

Milestone 3 means the following conditions have been satisfied: (1) Starfire Industries remains in compliance with each of the Starfire Agreements and MSA; and (2) the parties have used the third scaled laser (which was not integrated into our Oak Ridge Test Demonstration Facility) from Milestone 2 and have tested and validated such laser for scaled industrialization.

The Starfire Agreements supports our objective of establishing a domestic supply chain for CRISLA components. While alternative laser technologies capable of meeting our technical requirements exist, we believe that such alternatives are currently available only from non-U.S. suppliers, which may present additional considerations relating to procurement, export controls, and long-term supply stability. Accordingly, these agreements are intended to support the development and availability of domestically sourced solutions that are aligned with our operational and strategic objectives.

Master Services Agreement by and between LIST and Enveniam LLC (“Enveniam”)

On February 6, 2026, we entered into a master services agreement with Enveniam LLC (“Enveniam”), a joint venture limited liability company. Pursuant to this agreement, Enveniam agreed to become our vendor and project partner for the development of our LEU-3 Facility and provide a broad range of technical project integration services in support of our operations.

The responsibilities of Enveniam include but are not limited to project planning and control, procurement services with applicable quality programs (including NQA-1 compliance as needed), support for engagement with U.S. Government agencies on information and technology security protocols, development and review of functional and operational requirements for tests and demonstrations, site selection support, conceptual design and cost estimation, environmental reporting, integrated safety analyses, and license application preparation for review by the NRC. Enveniam will also develop strategies for specialty compliance programs meeting NRC and DOE requirements, ensure operational readiness through procedure and startup testing development, and provide consultation and briefings on technical, safety, and licensing matters.

In consideration of the services provided, we will reimburse Enveniam for all approved rates, expenses, materials, travel, and other costs on a cost-plus basis, with applicable markups. Fees payable under each statement of work are set forth therein.

This agreement contains customary confidentiality, data security, and indemnification covenants, as well as heightened intellectual property controls applicable to the contracting parties and any third parties involved in the performance of services. Execution of a non-disclosure agreement is a condition to the performance of services under this agreement.

This agreement commences on the date of execution and terminates on the later of the two-year anniversary of such date or the latest termination date set forth in any applicable statement of work. The agreement may be terminated prior to expiration by either party for cause, material breach, change of control, or insolvency, and by us immediately for misconduct, policy violations, or professional neglect. Individual statements of work may also be terminated early, subject to applicable notice and cure periods, with Enveniam entitled to payment for all work performed through the date of termination. Enveniam may not assign its rights or delegate its duties under the agreement without our prior written consent. This agreement is governed by the laws of the State of Tennessee.

Government Regulation

Nuclear Safety Regulatory Approval in the United States. For a uranium enrichment facility to be constructed and operated, a license application and supporting documentation needs to be prepared and submitted for review and approval by the NRC. The safety base for the facility is documented in an integrated safety analysis (ISA). An ISA is a systematic examination of the facility’s processes, equipment, structures, and personnel activities to ensure that all relevant hazards that could result in unacceptable consequences have been adequately evaluated, and appropriate protective measures have been identified. NRC-licensed uranium enrichment facilities are like chemical processing plants and ISA techniques that have been applied in the chemical industry are generally applicable. A document that contains a summary of the ISA will be submitted to the NRC with the license application for LIST.

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The license application submitted to the NRC will also include (a) an overview of the site and processes; (b) the licensees organization, (c) the ISA methodology to be used, (d) a radiation protection program, (e) a nuclear criticality safety program; (f) a chemical process safety program; (g) a fire safety program; (h) an emergency management plan; (i) an environmental protection description; (j) a decommissioning funding plan; (k) a management measures program; (l) a material control and accounting plan ; and (m) a physical protection plan.

An environmental report detailing the potential impacts of the facility (and alternatives) will also be prepared and submitted to the NRC for review. We expect that the NRC will complete its review of our license application and environmental report within 18 months. We believe that the NRC review time can be compressed by submitting a high-quality application for a facility using proven technology and following guidance documents prepared by the NRC. Communication with the NRC during the pre-application period and during the review will help facilitate a successful licensing review.

Other Regulations. In addition to nuclear safety regulations, our enrichment facility is subject to other nuclear regulatory controls such as special nuclear material safeguards and non-proliferation restrictions. Other U.S. federal and state permits such as air quality, radiological material handling, stormwater management, liquid effluent controls, and building permits will be required. In addition, local permits during construction (for example soil runoff) will be obtained.

Export controls. Exports related to our enrichment facility and products are controlled by the NRC under applicable federal regulations. Enrichment facility equipment and components are under NRC’s export licensing authority as per Appendix F to 10 CFR Part 110. This includes items that are considered especially designed for uranium enrichment. Additionally, 10 CFR 110.9a states that export control of special nuclear material is also controlled by the NRC. The purpose of these controls is to prevent the unauthorized transfer of sensitive information that could adversely affect U.S. national security, nonproliferation objectives, and its unrestricted dissemination could reasonably be expected to harm the U.S. interests.

Legal Proceedings

We are not presently a party to any pending claims, lawsuits, or proceedings. From time to time, we may be subject to various claims, lawsuits, and other legal and administrative proceedings that may arise in the ordinary course of business. Some of these claims, lawsuits, and other proceedings may range in complexity and result in substantial uncertainty; it is possible that they may result in damages, fines, penalties, non-monetary sanctions, or relief.

As we continue to grow and develop our products, we anticipate that we will expend significant financial and managerial resources in the defense of our products in the future. We also anticipate that we will expend significant financial and managerial resources to defend against claims that our products and services infringe upon the intellectual property rights of third parties.

Corporate Information

We were originally incorporated under the laws of the province of British Columbia, Canada, on December 31, 2021. On September 27, 2023, we completed a corporate continuation and domestication from the Province of British Columbia, Canada, into the State of Nevada, USA. The domestication was effected in accordance with the applicable provisions of the Business Corporations Act (British Columbia) and the NRS. Upon the effectiveness of the domestication, we ceased to be governed by the laws of British Columbia and continued our existence as a Nevada corporation, and our affairs became governed by the laws of the State of Nevada. See “Corporate History and Structure.”

Our principal offices are currently located at 203 Victorius Blvd E, K-1330, Oak Ridge, TN, 37830, and our telephone number is (800)-388-5492. Our website is www.laseristech.com. Information contained on, or available through, our website does not constitute part of, and is not deemed incorporated by reference into, this prospectus.

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MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus. Unless otherwise stated, the business address for our executive officers and directors is that of our principal executive office at 203 Victorius Blvd E, K-1330, Oak Ridge, TN, 37830.

Name	Age	Position
Jay Jiang Yu	45	Chief Executive Officer, Chairman and Director
Christo J. Liebenberg	65	President
Ewurama Rama Rhule	48	Chief Financial Officer
Viktor Chikan	53	Chief Technology Officer
Lloyd Jollay	59	Chief Operations Officer
Atul Sabharwal	51	Independent Director
Michele A. Perlin	50	Independent Director
Kerry Sebree	63	Independent Director

Jay Jiang Yu is our co-founder, and has been our Chairman and Director since December 2021 and our Chief Executive Officer since August 2025. Mr. Yu was also our President between December 2021 and July 2025. Mr. Yu is an American Entrepreneur with approximately 20 years of capital markets experience. He has advised numerous company executives on corporate advisory matters, including capital funding strategies, mergers and acquisitions, structured financing, corporate restructuring, and other business development services. Since 2022, Mr. Yu is the founder and chairman of NANO Nuclear (Nasdaq: NNE), the first vertically integrated advanced portable microreactor technology company publicly listed on the Nasdaq. Under his leadership, NANO Nuclear acquired and is actively progressing the KRONOS MMRTM Energy System, one of the highest technology readiness level (TRL) and patented advanced microreactors in development.  Mr. Yu has also been instrumental in our operating, fundraising and capital markets activities. Since 2015, Mr. Yu has served as Chief Executive Officer and Chairman of the Board of Directors of I Financial Ventures Group LLC, an investment holdings, corporate advisory and start-up consulting business that advises private and public companies. Earlier in his career, Mr. Yu worked as an analyst in the Corporate & Investment Banking Division at Deutsche Bank on Wall Street in New York City.

Mr. Yu holds a Bachelor’s degree in Psychology from the City College of New York. He has completed core coursework at the Borough of Manhattan Community College and has taken continuing education classes at Columbia University. In 2021, Mr. Yu was named one of the Outstanding 50 Asian Americans in Business, the highest award in the Asian American and Pacific Islander community.

Christo J. Liebenberg is our co-founder, and has been our President and Chief Technical Advisor since August 2025. Mr. Liebenberg was our Chief Executive Officer between September 2023 and July 2025 and was a consultant to us between February 2024 and November 2024. Mr. Liebenberg has over 30 years of experience in laser and optical systems, with a focus on Laser Isotope Separation of UF6, having been involved in several laser enrichment processes across multiple continents. In February 2013, Mr. Liebenberg teamed with Dr. Eerkens to investigate the CRISLA laser enrichment process, and in June 2020, Mr. Liebenberg, together with Dr. Eerkens, co-founded CRISLA, Inc., a company engaged in resurrecting the CRISLA laser enrichment process, and has been Chief Executive Officer of CRISLA, Inc. since then. Between 2012 and 2024, Mr. Liebenberg worked with the research team at Advanced Semiconductor Materials Lithography (ASML), a manufacturer of EUV equipment that is used to make advanced semiconductor chips, where he was involved in the research and development of CO2 laser systems used to generate EUV light for the manufacture of modern semiconductor chips. Between 2006 and 2011, Mr. Liebenberg served as a Laser Systems Manager at Silex Systems Ltd. (“Silex”), where he played a key role in the architecture of the test loop facility of Global Laser Enrichment in Wilmington, NC. From 2004 to 2005, he worked as a Senior Research Officer at Central Queensland University. Prior to that, Mr. Liebenberg worked at a few companies, including Atomic Energy Corporation of South Africa, where he led the optimization of enrichment parameters for the MLIS process.

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Mr. Liebenberg holds a Master of Science degree in Physics from Stellenbosch University in South Africa. Over his career, Mr. Liebenberg has been a co-inventor on several patents and has authored numerous technical papers and reports.

Ewurama Rhule has been our Chief Financial Officer since January 2025. Ms. Rhule has over 20 years of experience in financial management, reporting, and operations across small, mid-sized, and Fortune 500 enterprises spanning multiple industries. Ms. Rhule has extensive experience in fund accounting and financial reporting across a variety of industries, including real estate, healthcare, and food distribution. From 2021 to 2024, Ms. Rhule served as a Financial Operations Manager at ArcLedge Inc., a company focused on providing outsourced financial controller services. From 2020 to 2021, Ms. Rhule served as a Senior Fund Accountant at State Street Corporation, a global financial service and bank holding company that provides investment services to institutional investors. From 2016 to 2020, she served as an Accounting Manager and Analyst at Sysco Corporation, a global food company in selling, marketing and distributing food products to restaurants.

Ms. Rhule received a Bachelor of Arts (Honours) from the University of British Columbia in Canada in 2001. She earned her Certified Management Accountant (CMA) designation in British Columbia, Canada in 2007, which was unified into the Chartered Professional Accountant (CPA) designation in 2015, and she currently holds the CPA (CMA) designation.

Viktor Chikan has been our Chief Technology Officer since December 2024. He previously served as a Team Leader and interim Chief Technology Officer with us from August 2024 to November 2024. Dr. Chikan has extensive experience in laser systems, nanomaterials research, and advanced technology development across academic and industry settings. From 2022 to 2024, Dr. Chikan served as Group Lead and Function Owner of the Droplet Generator team in the EUV Research section at ASML in San Diego, where he was responsible for building the droplet generator functional team and laboratory. From 2016 to 2022, Dr. Chikan served as a Fulbright Distinguished Scholar and Team Lead at the Extreme Light Infrastructure (ELI-ALPS), a research facility dedicated to producing ultra-intense, ultrashort pulses of laser light and electron magnetic particles, where he contributed to technology and facility development. From 2005 to 2022, Dr. Chikan served as an Associate Chemistry Professor at Kansas State University, where he secured funding for his chemistry research projects, developed nanomaterials, co-patented cancer research innovations, and mentored students. Prior to this, Dr. Chikan conducted postdoctoral research at Lawrence Berkeley National Laboratory and the University of California, Berkeley from 2003 to 2005, focusing on laser-induced experiments in combustion and planetary atmospheres.

Dr. Chikan holds a Doctor of Philosophy from Kansas State University and a Master of Science from the University of Szeged.

Lloyd Jollay has been our Chief Operations Officer since February 2026. Mr. Jollay previously served as the Manager of UF6 Handling Systems at LIST between July 2025 and January 2026. Mr. Jollay has over 30 years of experience in nuclear safety, materials management, and advanced fuel cycle operations. Between 2022 and 2025, Mr. Jollay served as Vice President of Isotopes and Nuclear Fuel Cycle at Boston Government Services from, where he led the development of nuclear safety programs and provided licensing support for advanced reactor and isotope production initiatives. From 2015 to 2022, Mr. Jollay held multiple leadership positions at the Y-12 National Security Complex in Oak Ridge, Tennessee where he directed nuclear material applications, oversaw HEU supply and return efforts, managed multimillion-dollar budgets supporting domestic and international nuclear nonproliferation programs, and led criticality safety teams supporting compliance with the Naval Petroleum Office, the NNSA, and the Defense Nuclear Facilities Safety Board (DNFSB).

Mr. Jollay holds a Master of Business Administration and a Bachelor of Science in Engineering Physics from the University of Tennessee, Knoxville. He is a certified Six Sigma Black Belt and maintains active membership in the American Nuclear Society and the Institute of Nuclear Materials Management.

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Atul Sabharwal has been our director since June 2024. Mr. Sabharwal has over 10 years of experience in the digital media and mobile industry. Mr. Sabharwal is the founder of Snipp Interactive, Inc., a public company (TSXV:SPN; OTCPK: SNIPF) focused on combining technology, data, and shopper insights for Fortune 500 companies, and has served as the Chief Executive Officer of this company since early 2012. He is also the founder of the Finalysis Group, a consulting firm providing strategic advisory services since December 2004. Mr. Sabharwal has served on the Board of Directors of ACME Solar India Ltd., a public company focused on renewable energy in India (NSE:ACMESOLAR), since 2024. Earlier in his career, Mr. Sabharwal served on the Board of Directors of eSolar, an Idealab company. He also held various business and strategic development positions at AOL Media LLC, served as a management consultant with IBM Business Services and PricewaterhouseCoopers, and worked as an analyst at Boston Consulting Group.

Mr. Sabharwal holds an MBA from the Australian Graduate School of Management, University of New South Wales and attended Wharton at the University of Pennsylvania. We believe that Mr. Sabharwal is qualified to serve as a director of our company because of his experience in digital media, mobile technology, and business development.

Michele A. Perlin has been our director since August 2025. Ms. Perlin served as an advisory consultant to us from September 2024 to January 2025 and also provided legal services to us related to general corporate matters and contract drafting and negotiation services between January 2025 and July 2025. Ms. Perlin has over 17 years of litigation experience, concentrating her practice in medical malpractice defense, complex litigation management, and legal strategy. Since May 2025, Ms. Perlin has served as attorney at Garson, Jakub and Morris LLP, a medical malpractice defense law firm. In addition to her litigation practice, Ms. Perlin consults on risk management and pre-litigation dispute resolution. From May 2019 to August 2025, Ms. Perlin served as a Defense Litigation Associate at Devitt, Spellman, Barrett LLP where she handled the defense of complex premises liability, construction accidents, property damage, torts, and labor law cases.

Ms. Perlin holds a Bachelor of Arts in Environmental Studies from St. John’s University and a Juris Doctor from Western Michigan University Thomas M. Cooley Law School. She is admitted to practice in New York State and is a member of the New York State Bar Association. We believe that Ms. Perlin is qualified to serve as a director of our company because of her experience in litigation, legal strategy, risk management, and pre-litigation dispute resolution.

Kerry Sebree has been our director since June 2024. Mr. Sebree served as a consultant to us from November 2023 to May 2024. Mr. Sebree has over 35 years of experience spanning the insurance, healthcare, and direct-to-consumer sectors. Since March 2017, Mr. Sebree has served as the Chief Executive Officer of Influential Commerce LLC, a startup incubator and advisory firm focused on the development and scaling of consumer and technology-enabled businesses. Since December 2020, Mr. Sebree has served as Investing Partner of True Ridge-Capital LLC, a company focused on venture capital investing. Since June 2015, Mr. Sebree has also served as the Chief Executive Officer of Wild Willies Brand LLC, a company focused on men’s grooming products with national retail distribution. From September 2008 to February 2013, Mr. Sebree served as President of Lindsay General Insurance Agency Inc, a company focused on distribution strategy for specialty insurance programs. From March 2004 to September 2008, Mr. Sebree served as President of Empower Managing General Agency, a managing general agency specializing in non-standard automobile insurance. From September 1995 to January 2000, Mr. Sebree served as Chief Operations Officer and also a board member of Unistar Financial Service Corp Inc., a company focused on insurance and premium financing.

Mr. Sebree holds an Emergency Medical Technician (EMT) Certification from Tarrant College. We believe that Mr. Sebree is qualified to serve as a director of our company because of his business experience, as well as his background in emerging technology investments.

Our Executive Advisory Board

We have assembled an Executive Advisory Board comprised of military, scientific and governmental experts. Our Executive Advisory Board provides industry knowledge and important contacts to our management team. The following table sets forth certain information regarding our Executive Advisory Board:

Name	Age	Position
John M. Paxton Jr.	75	Executive Chair of Military and Defense
John M. Shimkus	68	Chair of Energy Policy
Brent Park, Ph.D.	63	Executive Director of Nuclear Security and Safeguards Policy
Lieutenant General S. Clinton Hinote (Ret.)	56	Executive Chair of Federal and Defense Initiatives
Randall L. Beatty, Ph.D.	74	Chairman of the Executive Advisory Board for UF6 Gas Handling Systems
Junaid Razvi Ph.D.	76	Senior Advisor in Nuclear Energy
Dennis Garratt, Ph.D.	77	Chairman of the Executive Advisory Board for Laser Enrichment (CRISLA 2G Canada)
Tom Blees	74	Head of Corporate Initiatives

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John M. Paxton Jr. has been our Executive Chair of Military and Defense since August 2024. General Paxton has over 40 years of experience in the United States Marine Corps, from his commissioning in 1974 through his retirement in August 2016. From December 2012 to August 2016, he was the 33rd Assistant Commandant of the Marine Corps. He previously served as Director of Operations (J-3) for the Joint Staff from August 2008 through December 2010, with responsibility for global operations and crisis response, and as Commanding General of the 1st Marine Division from 2006 to 2007. His other senior commands included Commander of II Marine Expeditionary Force, Commanding General of Marine Corps Forces Command, and Commander of Marine Corps Forces Europe and Marine Corps Forces Africa.

General Paxton holds Bachelor of Science and Master of Science degrees in Civil Engineering from Cornell University. His military decorations include the Defense Distinguished Service Medal, the Navy Distinguished Service Medal, and the Legion of Merit. We believe General Paxton is qualified to serve as our Executive Chair of Military and Defense because of his senior leadership in both the United States Marine Corps and across the joint force and his experience in global operations and crisis response.

John M. Shimkus has been our Chair of Energy Policy since August 2024. Mr. Shimkus served in the U.S. House of Representatives from 1997 to 2021. Mr. Shimkus represented portions of thirty-three counties during his tenure in the U.S. House of Representatives. He most recently represented the 15th Congressional District from 2013 until his retirement in 2021. During his service in Congress, Mr. Shimkus was a senior member of the Energy and Commerce Committee and served as Chairman of its Environment Subcommittee from 2011 to 2019 and as the Subcommittee’s Republican Leader from 2019 to 2021. During his tenure in Congress, Mr. Shimkus supported legislation relating to biodiesel fuel, the renewable fuel standard, 9-1-1 emergency services, and children’s booster seat safety. He also worked on matters relating to the nuclear waste management cycle, energy security, and public safety. From 2001 to 2014, and again from 2017 to 2021, Mr. Shimkus represented the U.S. in the NATO Parliamentary Assembly. He also was a co-founder and Chairman of the Congressional Baltic Caucus.

Mr. Shimkus began his career in the United States Army. He graduated from the U.S. Military Academy at West Point in 1980, with a degree in general engineering. As a military officer, Mr. Shimkus served five years on active duty, including three years in West Germany. He retired from the Army Reserves in 2008 as a Lieutenant Colonel. Before entering Congress, Mr. Shimkus worked as a high school teacher and was elected as Madison County Treasurer in Illinois. After leaving Congress, he has been a Principal consultant with the KBS group, a bipartisan and bistate economic development and lobbying firm. He was also a distinguished lecturer at Southern Illinois University, Edwardsville, and served as an interim elementary school principal. We believe Mr. Shimkus is qualified to serve as our Chair of Energy Policy because of his extensive experience in U.S. energy legislation, nuclear energy advocacy, and government relations.

Brent Park, Ph.D. has been our Executive Director of Nuclear Security and Safeguards Policy since May 2025. Dr. Park is a nuclear physicist and former government official with leadership experience at Los Alamos National Laboratory (LANL), the Nevada Test Site (NTS), and ORNL.

Since 2021, Dr. Park has served as the founder of One Step Removed, LLC, an early-stage business developing advanced hydro power systems. From 2018 to 2021, Dr. Park served as a Deputy Administrator for Defense Nuclear Nonproliferation at the NNSA, a semiautonomous agency within the DOE, who had been nominated by President Donald J. Trump and confirmed by the United States Senate. In that role, he led the NNSA’s Defense Nuclear Nonproliferation programs in support of the nation’s nonproliferation treaties, international arms control, nuclear security, safeguards, and export control policies. From 2010 to 2018, Dr. Park served as Associate Laboratory Director at ORNL, where he led the science-to-application efforts for the laboratory’s national security programs. From 2006 to 2010, he served as a Director of the NNSA’s Remote Sensing Laboratory at the NTS. From 1989 to 2006, he managed and contributed to basic and applied research programs at LANL in the areas of nuclear weapons physics and engineering, stockpile stewardship, nuclear emergency response, and nuclear facility operations.

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Dr. Park holds a Doctor of Philosophy in Physics from Ohio University, a Master of Science in Nuclear Physics from Indiana University, a Master of Science in Physics from Indiana State University, and a Bachelor of Science in Physics and Mathematics from Illinois State University. We believe Dr. Park is qualified to serve as our Executive Director of Nuclear Security and Safeguards Policy because of his extensive experience in nuclear nonproliferation, national security, and federal nuclear program leadership.

Lieutenant General S. Clinton Hinote (Ret.) has been our Executive Chair of Federal and Defense Initiatives since August 2025. Lieutenant General Hinote has more than three decades of experience in the United States Air Force, having served in a wide range of operational command, strategic policy, and senior staff assignments.

From 2020 to 2023, Lieutenant General Hinote served as Deputy Chief of Staff for Strategy, Integration, and Requirements at the Pentagon, a position to which he was confirmed by the United States Senate in June 2020, where he led Air Force Futures, shaped long-range concepts, directed the Air Force’s major wargaming efforts, and aligned future-force design and acquisition priorities. From 2018 to 2020, he served as Deputy Director and then Director of Warfighting Integration, developing long-range concepts and technology-development plans to position the force for great-power competition. From 2017 to 2018, he served as Deputy Director of the Office of Security Cooperation in Iraq, overseeing a $16 billion security cooperation portfolio under the U.S. Ambassador to Iraq. From 2015 to 2017, he served as Military Assistant to the Deputy Secretary of Defense.

Earlier in his career, Lieutenant General Hinote commanded the 8th Fighter Wing at Kunsan Air Base, South Korea (2013 to 2014), served as Vice Commander of the 52nd Fighter Wing at Spangdahlem Air Base, Germany (2010 to 2011), commanded the 3rd Fighter Training Squadron (2009 to 2010), served as Chief of Strategy for U.S. Air Forces Central (2006 to 2007), and served as an instructor at the U.S. Air Force Weapons School (2003 to 2004). Following his retirement from the Air Force, Lieutenant General Hinote has served as Principal of Hinote Strategy LLC since 2023 and as Professor of Policy Analysis at the Pardee RAND Graduate School since 2024.

Lieutenant General Hinote holds a Bachelor of Science in Physics from the United States Air Force Academy, a Master of Public Policy from the Harvard Kennedy School, and a Doctor of Philosophy in Military Strategy from Air University. He is the recipient of numerous military decorations, including the Distinguished Service Medal, the Defense Superior Service Medal, the Legion of Merit, the Bronze Star Medal, and multiple Air Medals. We believe Lieutenant General Hinote is qualified to serve as our Executive Chair of Federal and Defense Initiatives because of his extensive experience in Air Force strategy, operational command, and defense policy.

Randall L. Beatty, Ph.D. has been our Chairman of our Executive Advisory Board for UF6 Gas Handling Systems since April 2026. Dr. Beatty is an international nuclear fuel cycle specialist with technical expertise in export control, scientific cooperation, and uranium processing, with an emphasis on enrichment and fuel fabrication.

From 2012 until his retirement in 2019, Dr. Beatty served as a Distinguished Research and Development Staff Member in the Nuclear Security and Isotope Technology Division at (ORNL, during which he served as the DOE’s Office of Nuclear Energy Laboratory Lead for China Cooperation and as the NNSA Laboratory Lead for South African highly enriched uranium (HEU) minimization. From 2008 to 2012, Dr. Beatty served as Program Manager and Section Head for the International Project on Innovative Nuclear Reactors and Fuel Cycles (INPRO) at the International Atomic Energy Agency (IAEA) in Vienna, Austria. From 2002 to 2008, he served as a Senior International Program Manager in ORNL’s Nuclear Security Technologies Group, advising the U.S. Department of State’s Office of Proliferation Threat Reduction and the U.S. Department of Homeland Security’s Science and Technology Directorate. From 1995 to 2002, Dr. Beatty served as the United States Deputy Executive Director of the International Science and Technology Center (ISTC) in Moscow, Russia, where he held diplomatic rank as a senior representative of the U.S. Department of State. Earlier in his career, Dr. Beatty held program management and engineering positions at ORNL, DOE, and Science Applications International Corporation, including service as the AVLIS uranium processing and feed program manager.

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Dr. Beatty holds a Master of Science in Engineering Administration from the University of Tennessee and a Bachelor of Science in Chemistry from George Washington University. We believe Dr. Beatty is qualified to serve as Chairman of our Executive Advisory Board for UF6 Gas Handling Systems because of his extensive experience in nuclear fuel cycle operations, uranium enrichment, and international nuclear cooperation.

Junaid Razvi Ph.D. has been our Senior Advisor in Nuclear Energy since May 2024. Dr. Razvi has extensive experience in advanced nuclear fission programs, radioisotope production, reactor operations, and nuclear fuel manufacturing.

From 1978 to 2018, Dr. Razvi held a series of engineering, program management, and business development positions at General Atomics, where he directed the company’s global activities for its Training, Research, Isotopes, General Atomics (TRIGA) research reactor facilities and managed General Atomics’ nuclear facilities, including research reactor operations and nuclear fuel manufacturing. During that tenure, he led initiatives to develop intellectual property and establish domestic production of critical medical radioisotopes, including fission-based molybdenum-99, and managed a U.S.-Russia collaboration, sponsored by the DOE’s National Nuclear Security Administration and Russia’s Rosatom, to develop advanced Generation IV gas-cooled reactor technology in support of bilateral treaties for the disposal of plutonium from dismantled nuclear weapons. He also contributed to developing solutions for the safe transport of used nuclear fuel. Since 2018, Dr. Razvi has served as founder and Principal Consultant of Canopus Energy Group, LLC, a nuclear technology consultancy, and since 2021 as co-founder and Chair of the Technical Advisory Board of Stargena, Inc., an innovator in next-generation nuclear energy.

Dr. Razvi holds a Doctor of Philosophy in Nuclear Engineering from Kansas State University, a Master of Science in Nuclear Engineering from the University of Washington, and a Bachelor of Arts in Physics and Mathematics from Wabash College. We believe Dr. Razvi is qualified to serve as our Senior Advisor in Nuclear Energy because of his extensive experience in advanced nuclear reactor programs, radioisotope production, and international nuclear facility management.

Dennis Garratt, Ph.D. has been our Chairman of our Executive Advisory Board for Laser Enrichment (CRISLA 2G Canada) since May 2024. Dr. Garratt is a chemist with more than 50 years of research and management experience across academic, government, and industrial settings.

From 1996 to 2016, Dr. Garratt was the founder and principal of D.G. Garratt and Associates, a research and development management consulting firm, and from 2000 to 2009, he served in the Scientific Research and Experimental Development program of the Canada Revenue Agency. From 1989 to 1996, Dr. Garratt served as Director of the Research and Development Division of Cameco Corporation, and concurrently, from 1990 to 1993, as Director of Research and Development at CRISLA Technologies, a Canadian company unrelated to our company. From 1981 to 1990, he held a series of research and management positions in the Research and Development Division of Eldorado Resources Ltd. and Eldorado Nuclear Ltd., including Principal Scientist and Manager of Special Projects. From 1979 to 1981, Dr. Garratt served as a Research Officer at the National Research Council of Canada, and from 1976 to 1979 as a Professor of Chemistry at the University of Ottawa, following postdoctoral research in the laboratory of Nobel Laureate R.B. Woodward at Harvard University.

Dr. Garratt holds a Doctor of Philosophy in Physical Organic Chemistry and a Bachelor of Science in Mathematics, Physics, and Chemistry, both from the University of Toronto. He is a co-inventor on multiple patents in uranium processing and fluorine chemistry, including the CRISLA process, and has authored numerous peer-reviewed publications. We believe Dr. Garratt is qualified to serve as Chairman of our Executive Advisory Board for Laser Enrichment (CRISLA 2G Canada) because of his extensive experience in chemistry research, nuclear fuel cycle development, and industrial research and development management.

Tom Blees has been our Head of Corporate Initiatives since June 2023. Mr. Blees is an advanced energy systems consultant with extensive experience advising private industry and governments at the local, national, and international levels. Since approximately 2009, he has served as President of the Science Council for Global Initiatives, an international non-governmental organization of climatologists, scientists, and engineers engaged in advanced energy systems and climate research, with an emphasis on nuclear power. He is a member of the selection committee for the Global Energy Prize, an international award recognizing achievement in energy research. Mr. Blees is the author of Prescription for the Planet: The Painless Remedy for Our Energy and Environmental Crises, and has been involved in coordinating international cooperation on advanced nuclear power systems and fuel cycle projects across a number of countries.

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We believe Mr. Blees is qualified to serve as our Head of Corporate Initiatives because of his extensive experience in international energy policy, advanced nuclear power systems, and global governmental and institutional relations, including his service as President and founder of the Science Council for Global Initiatives and his authorship of Prescription for the Planet, a book on advanced nuclear energy policy.

Role of the Executive Advisory Board

The role of our Executive Advisory Board is to assist our management with general business and strategic planning, leveraging the expertise of its members in the nuclear energy and uranium enrichment industry, defense and military affairs, and governmental, policy and regulatory matters. The function of our Executive Advisory Board includes, without limitation, the following:

● providing analysis of the nuclear energy and enrichment market, including key trends, opportunities and challenges, and assessing potential applications of our LIST technology across the nuclear sector;

● leveraging their professional networks and relationships to connect us with key industry stakeholders, potential strategic partners, research institutions, clients and other valuable contacts;

● advising on the formation of strategic partnerships and collaborations to further develop, expand or commercialize our LIST technology and its applications;

● advising on navigating nuclear regulatory requirements, including licensing and safety compliance, and on alignment with the guidelines of the DOE, the NNSA, the NRC and other federal and state authorities, as well as relevant international safeguards;

● monitoring developments in defense, military, energy, and governmental policy and regulations, and advising management regarding the potential implications of such developments for our business, operations, strategic planning, and potential business opportunities;

● assisting us in identifying and pursuing government and commercial funding opportunities, including reviewing proposals and grant applications for government and commercial contracts;

● facilitating relationships with industry participants, governmental agencies, and policy stakeholders, and assisting us in identifying and establishing contacts with individuals and organizations relevant to the development and advancement of our projects.; and

● providing strategic advice, guidance, and periodic briefings to our board of directors and management team based on the members’ respective experience and areas of expertise, and assisting management in evaluating and developing business strategies and operational initiatives.

Consulting Agreements with the Members of the Executive Advisory Board

We have entered into a consulting agreement with each member of our Executive Advisory Board under substantially similar terms and conditions, except for Brent Park, Ph.D. and Lieutenant General Hinote. Our arrangement with Brent Park, Ph.D. has been formalized through a consulting agreement with One Step Removed, LLC, who serves as President and CEO, and is subject to analogous terms and conditions, and our arrangement with Lieutenant General Hinote has also been formalized through a consulting agreement with Hinote Strategy LLC, who serves as the principal owner, and is subject to analogous terms and conditions. Our Executive Advisory Board members are not employees of our company; instead, they serve as independent contractors and can resign or be terminated by us at any time. They may pursue any other activities and engagements during their terms of agreements with us.

Pursuant to these consulting agreements, each member of our Executive Advisory Board is entitled to certain cash payments for services rendered. These agreements also contain customary restrictive covenants relating to confidentiality, non-solicitation, non-disparagement, and indemnification. The term of these agreements is between 12 months and 48 months, commencing from their respective effective dates between June 2023 and April 2026, subject to early termination. As of April 30, 2026, October 31, 2025 and 2024, the members of our Executive Advisory Board received compensation of $108,000, $248,000, and 114,000, respectively.

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Option Grants to the Members of the Executive Advisory Board

Pursuant to the above-mentioned consulting agreements and our 2023 Stock Option Plan, we granted stock options to certain members of our Executive Advisory Board.

The stock options granted to these individuals vested in full on each applicable grant date pursuant to the terms of their respective option agreements. The following table provides information regarding the stock options held by certain members of our Executive Advisory Board as of the date of this prospectus.

	Grant Date	Vesting Start Date	Number of Securities Underlying Unexercised Options Vested (#)	Number of Securities Underlying Unexercised Options Unvested (#)	Options Exercise Price ($)	Options Expiration Date
John M. Paxton Jr.	August 13, 2024	August 13, 2024	125,000	-	$0.75	August 13, 2028
John M. Shimkus	August 1, 2024	August 1, 2024	75,000	-	$0.75	August 1, 2028
Brent Park, Ph.D.	November 10, 2025	November 10, 2025	50,000	-	$3.00	November 10, 2031
Lieutenant General S. Clinton Hinote (Ret.)	-	-	-	-	-	-
Randall L. Beatty, Ph.D.	-	-	-	-	-	-
Junaid Razvi Ph.D.	-	-	-	-	-	-
Dennis Garratt, Ph.D.	-	-	-	-	-	-
Tom Blees	-	-	-	-	-	-

Share Issuance to the Members of the Executive Advisory Board

Separately, each of the following members of our Executive Advisory Board received the following shares of our common stock for services rendered pursuant to the respective consulting agreement, in the share amounts and at the per-share purchase prices set forth below.

	Shares	Purchase Price Per Share
Randall L. Beatty, Ph.D.	200,000	$0.30
Junaid Razvi Ph.D.	40,000	$0.75
Dennis Garratt, Ph.D.	30,000	$0.75
Thomas Blees	80,000	$0.13

See “History of Securities Issuances.”

Family Relationships

There are no family relationships between or among any of the current directors, executive officers or persons nominated or charged to become directors or executive officers .

Number and Terms of Office of Officers and Directors

Our business and affairs are organized under the direction of our board of directors. Our board of directors consists of four directors, including one executive director and three independent directors.

Our bylaws provide that the number of directors will be fixed by the board of directors within a range of between one and 15 directors. The directors need not be stockholders unless so required by our articles of incorporation. The minimum or maximum number may be increased or decreased from time to time only by an amendment to the bylaws, which power belongs exclusively to our board of directors.

Our officers are appointed by the board of directors and shall hold office at the discretion of the board of directors until their successors are duly elected and qualified, unless sooner removed. Our board of directors is authorized to appoint officers to the offices set forth in our bylaws.

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Director Independence

The Nasdaq listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with our company). We currently have three “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules.

Our board has determined that Atul Sabharwal, Michele A. Perlin and Kerry Sebree are independent directors under applicable SEC and Nasdaq rules. Our independent directors have regularly scheduled meetings at which only independent directors are present.

Board Committees

Our board of directors has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. Our board of directors have adopted a charter for each of these three committees.  Prior to the completion of this offering, copies of each committee’s charter will be posted on the Investor Relations section of our website, which will be located at laseristech.com. Each of the committees of our board of directors has the composition and responsibilities described below. Our board of directors may from time to time establish other committees as it deems appropriate. We have adopted an Executive Compensation Clawback Policy, for which our Compensation Committee’s decisions will be final, conclusive, and binding on all of our executive officers.

Audit Committee

Atul Sabharwal, Michele A. Perlin and Kerry Sebree serve as members of our Audit Committee with Atul Sabharwal serving as the chairman of the Audit Committee. All of our Audit Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors has determined that Atul Sabharwal possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee performs several functions, including:

●	evaluating the performance, independence and qualifications of our independent registered public accounting firm and determining whether to retain our existing independent registered public accounting firm or engage new independent registered public accounting firm;

●	reviewing and approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;

●	reviewing our annual and quarterly financial statements and reports, including the disclosures contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discussing the statements and reports with our independent registered public accounting firm and management;

●	reviewing with our independent registered public accounting firm and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy and effectiveness of our financial controls;

●	reviewing our major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management is implemented; and

●	reviewing and evaluating on an annual basis the performance of the audit committee, including compliance of the audit committee with its charter.

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Compensation Committee

Atul Sabharwal, Michele A. Perlin and Kerry Sebree serve as members of our Compensation Committee with Atul Sabharwal serving as the chairman of the Compensation Committee. All of our Compensation Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. The functions of this committee include, among other things:

●	reviewing, modifying and approving (or if it deems appropriate, making recommendations to the full board of directors regarding) our overall compensation strategy and policies;

●	reviewing and approving the compensation, the performance goals and objectives relevant to the compensation, and other terms of employment of our executive officers;

●	reviewing and approving (or if it deems appropriate, making recommendations to the full board of directors regarding) the equity incentive plans, compensation plans and similar programs advisable for us, as well as modifying, amending or terminating existing plans and programs;

●	reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

●	reviewing with management and approving our disclosures under the caption “Compensation Discussion and Analysis” in our periodic reports or proxy statements to be filed with the SEC; and

●	preparing the report that the SEC requires in our annual proxy statement.

Our Executive Compensation Clawback Policy has been adopted. The recovery of incentive-based compensation from an executive officer as provided for in this policy shall apply only in the event that our company is required to prepare an accounting restatement due to the material noncompliance of our company with any financial reporting requirement under the United States securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error was corrected in the current period or left uncorrected in the current period. Our Compensation Committee’s decisions with respect to this policy shall be final, conclusive, and binding on all of our executive officers.

Nominating and Corporate Governance Committee

Atul Sabharwal, Michele A. Perlin and Kerry Sebree serve as members of our Nominating and Corporate Governance Committee with Michele A. Perlin serving as the chairman of the Nominating and Corporate Governance Committee. All of our Nominating and Corporate Governance Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. The functions of this committee include, among other things:

●	identifying, reviewing and evaluating candidates to serve on our board of directors consistent with criteria approved by our board of directors;

●	evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

●	evaluating, nominating and recommending individuals for membership on our board of directors; and

●	evaluating nominations by stockholders of candidates for election to our board of directors.

The nominating and corporate governance committee will take into account many factors in determining recommendations for persons to serve on the board of directors, including the following:

●	personal and professional integrity, ethics and values;

●	experience in corporate management, such as serving as an officer or former officer of a publicly-held company;

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●	experience as a board member or executive officer of another publicly-held company;

●	strong finance experience;

●	diversity of expertise and experience in substantive matters pertaining to our business relative to other board members;

●	diversity of background and perspective including, without limitation, with respect to age, gender, race, place of residence and specialized experience;

●	experience relevant to our business industry and with relevant social policy concerns; and

●	relevant academic expertise or other proficiency in an area of our business operations.

Role of Board in Risk Oversight Process

Periodically, our board of directors assesses these roles and the board of directors leadership structure to ensure the interests of our company and our stockholders are best served. Our board of directors has determined that its current leadership structure is appropriate. Jay Jiang Yu, our Chief Executive Officer and Chairman of the Board, Christo J. Liebenberg, our President, and Ewurama Rama Rhule, our Chief Financial Officer, have extensive knowledge of all aspects of our company, our business and risks.

While management is responsible for assessing and managing risks to our company, our board of directors is responsible for overseeing management’s efforts to assess and manage risk. This oversight is conducted primarily by our full board of directors, which has responsibility for general oversight of risks, and standing committees of our board of directors. Our board of directors satisfies this responsibility through full reports by each committee chair regarding the committee’s considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within our company. Our board of directors believes that full and open communications between management and the board of directors are essential for effective risk management and oversight.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past has served, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee. None of the members of our compensation committee is, or has ever been, an officer or employee of our company.

Code of Business Conduct and Ethics

On or prior to the completion of this offering, we will adopt a written code of business conduct and ethics that applies to our employees, officers and directors. A current copy of the code will be posted on the Corporate Governance section of our website, which will be located at www.laseristech.com. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and our directors, on our website identified above or in filings with the SEC.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

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●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, by any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●	been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self- regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a) (29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

From time to time, we may be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our company’s resources, including our company’s management’s time and attention.

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EXECUTIVE AND DIRECTOR COMPENSATION

This section sets forth the material components of the executive compensation program for our named executive officers for the fiscal years ended October 31, 2025 and 2024. Individuals we refer to as our “named executive officers” include our President and Chairman and any other highly compensated executive officers whose salary and bonus for services rendered in all capacities equaled or exceeded $100,000 during the fiscal years ended October 31, 2025 and 2024.

Summary Compensation Table

The following table presents the compensation awarded to or earned by or paid to our named executive officers during the fiscal years ended October 31, 2025 and 2024.

					Non-Equity	Nonqualified
				Option	Incentive Plan	Deferred	All Other
		Salary	Bonus	Awards	Compensation	Earnings	Compensation
Name and Principal Position	Year	($)	($)	($)(1)	($)	($)	($)		Total
Jay Jiang Yu	2025	$440,000	$120,000	$1,959,722	$-	$-	$170,000		$2,689,722
Chief Executive Officer and Chairman of the Board of Directors	2024	$-	$-	$6,095,345	$-	$-	$420,000	(2)	$6,515,345
Christo J. Liebenberg	2025	$290,000	$-	$489,931	$-	$-	$24,302		$804,233
President	2024	$-	$-	$452,066	$-	$-	$135,000	(3)	$587,066
Ewurama Rama Rhule	2025	$101,208	-	$48,993	$-	$-	$		$150,201
Chief Financial Officer	2024	$-	$-	$-	$-	$-	$-		$-
Viktor Chikan	2025	$197,083	$-	$-	$-	$-	$14,779	(4)	$211,862
Chief Technology Officer	2024	$-	$-	$-	$-	$-	$-		$-
Lloyd Jollay	2025	$86,667	$-	$-	$-	$-	$-		$86,667	(5)
Chief Operations Officer	2024	$-	$-	-	$-	$-	$-		$-

(1)	Amounts reflect the full grant date fair value of stock options granted during the applicable fiscal year computed in accordance with ASC Topic 718, rather than the amounts paid to our named executive officers. Information regarding the assumptions used in determining the grant-date fair value of stock options awarded to our named executive officers during the fiscal years ended October 31, 2025 and 2024 is included in Note 5, “Equity—Stock-Based Compensation,” to our audited consolidated financial statements for the fiscal years ended October 31, 2025 and 2024.
(2)	Represents the consulting fees received by Jay Jiang Yu, our Chief Executive Officer and Chairman, through I Financial, which served as a consultant to the company for the fiscal years ended October 31, 2025 and 2024. Mr. Yu is the sole shareholder and director of I Financial. These services were provided under a consulting agreement that preceded, and terminated upon, Mr. Yu’s commencement of employment with us in December 2024. Certain fees for services rendered during the year ended October 31, 2024 were incurred in that fiscal year but were paid during the fiscal year ended October 31, 2025.
(3)	Represents the consulting fees received by Christo J. Liebenberg, our President, during the fiscal years ended October 31, 2025 and 2024. These fees were related to the consulting services provided to us prior to, and the arrangement terminated upon, Mr. Liebenberg’s commencement of employment with us in December 2024. Certain fees for services rendered during the year ended October 31, 2024 were incurred in that fiscal year but were paid during the fiscal year ended October 31, 2025.
(4)	Represents the consulting fees received by Viktor Chikan, our Chief Technology Officer during the fiscal years ended October 31, 2025 and 2024. These fees were related to the consulting services provided to us prior to, and the arrangement terminated upon, Mr. Chikan’s commencement of employment with us in December 2024. Certain fees for services rendered during the year ended October 31, 2024 were incurred in that fiscal year but were paid during the fiscal year ended October 31, 2025.
(5)	Represents the salary he received in the capacity of Manager of UF6 Handling Systems during the fiscal year ended October 31, 2025.

Narrative to Summary Compensation Table

Employment Agreements with Our Executive Officers Mr. Yu, Mr. Liebenberg and Mr. Chikan

We have entered into employment agreements with each of Mr. Yu, Mr. Liebenberg and Mr. Chikan on substantially similar terms. Pursuant to these agreements, our executive officers are employed by our company and are generally prohibited from engaging in any business activities that compete with or otherwise conflict with the performance of their duties to our company without the prior written consent of our board of directors.

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Under the employment agreements, each executive officer is entitled to receive an annual base salary and may be eligible to receive discretionary bonus compensation, as determined by our company in our sole discretion, as well as participate in employee benefit plans and programs generally available to our employees. The employment agreements also contain customary provisions relating to confidentiality, intellectual property and invention assignment, non-competition, non-solicitation, non-disparagement, and indemnification.

Each of these employment agreements became effective on December 1, 2024 and has an initial term of three years. Following the expiration of the initial term, each employment agreement will automatically renew for successive one-year periods unless either party provides notice of non-renewal in accordance with the terms of the applicable agreement.

During the term of those employment agreements, each of Mr. Liebenberg and Mr. Chikan is required to devote approximately 40 hours per week to the business operations of our company, except for Mr. Yu, who is required to devote such of his business time and attention to the performance of his duties hereunder as is reasonably required for companies of a similar size, nature and business. Each employment agreement provides for at-will employment, whereby either our company or the executive may terminate the agreement at any time and for any reason, subject to the notice requirements set forth therein. Upon any such termination, each executive officer is entitled to the compensation and benefits set forth in their respective agreements, and shall have no further rights to any compensation or other benefits from our company or any of our affiliates.

Employment Agreements with our Executive Officers Ms. Rhule and Mr. Jollay

We have entered into employment agreements with each of Ms. Rhule and Mr. Jollay under substantially similar terms. Pursuant to these employment agreements, our executive officers are employed by our company and are generally prohibited from engaging in any business activities that compete with or otherwise conflict with the performance of their duties to our company without the prior written consent of our board of directors.

Pursuant to these employment agreements, each employee is entitled to an annual base salary and is eligible to participate in our employee benefit programs, including paid time off and Company-recognized holidays. These employment agreements also contain customary restrictive covenants and confidentiality terms.

Each of these employment agreements provides for at-will employment, whereby either our company or the employee may terminate the arrangement at any time and for any reason or no reason. During the term of their respective employment agreements, each of Ms. Rhule and Mr. Jollay is required to devote approximately 40 hours per week to the business operations of our company. Upon the termination of their employment with us, each employee is entitled to the compensation and benefits earned through the date of termination and shall have no further rights to any compensation or other benefits from our company.

Retirement Benefits

We do not sponsor any retirement benefit arrangements covering our executive officers at this time.

Termination and Change in Control Benefits

The material terms of the contracts with each of our executive officers are summarized above, including the payments to our executive officers at, following, or in connection with the resignation, change in control, or other termination of an executive officer.

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Option Agreements with the Executive Officers Not Covered by the 2023 Stock Option Plan

As of the date of this prospectus, we have granted the following stock options to certain of our executive officers, which were not covered by any of our stock option plans and were issued in reliance on the exemption from the registration requirements of the Securities Act, provided by Rule 506 of Regulation D thereunder or Section 4(a)(2) thereof.

			Number of	Number of
			Securities	Securities
			Underlying	Underlying	Options
			Unexercised	Unexercised	Exercise	Option
	Grant	Vesting	Options	Options	Price	Expiration
	Date	Start date(1)	Vested (#)	Unvested (#)	($)	Date
Jay Jiang Yu (2)	May 29, 2024	May 29, 2024	7,400,000	-	0.75	May 29, 2044
Chief Executive Officer and Chairman of the	September 1, 2024	September 1, 2024	4,000,000	-	0.75	September 1, 2030
Board of Directors	January 6, 2025	January 6, 2025	2,000,000	-	1.80	January 6, 2031
	November 10, 2025	November 10, 2025	2,000,000	-	3.00	November 10, 2031

Christo J. Liebenberg	-	-	-	-	-	-
President

Ewurama Rama Rhule	-	-	-	-	-	-
Chief Financial Officer

Viktor Chikan	-	-	-	-	-	-
Chief Technology Officer

Lloyd Jollay	-	-	-	-	-	-
Chief Operating Officer

(1)	All options shown in the table above were fully vested as of the grant date.
(2)	Represents options granted to Jay Jiang Yu through I Financial. Jay Jiang Yu, our Chief Executive Officer and Chairman, is the sole shareholder and director of I Financial. See footnotes (4) and (5) to principal stockholder table under “Principal Stockholders.”

2023 Stock Option Agreements

We have entered into nonqualified stock option agreements (the “2023 Stock Option Agreements”) pursuant to the 2023 Stock Option Plan (as defined below) with certain of our executive officers under substantially similar terms.

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Under the 2023 Stock Option Agreements, each applicable executive officer was granted an option to purchase a specified number of shares of our common stock under the 2023 Stock Option Plan at a specified exercise price. Their options vested immediately on the date of grant, subject to their continued service with our company or our subsidiaries on each applicable vesting date.

The following table provides information regarding the stock options granted to each of our named executive officers under our 2023 Stock Option Plan as of the date of this prospectus.

			Number of	Number of
			Securities	Securities
			Underlying	Underlying	Options
			Unexercised	Unexercised	Exercise	Option
	Grant	Vesting	Options	Options	Price	Expiration
	Date	Start date(1)	Vested (#)	Unvested (#)	($)	Date
Jay Jiang Yu
Chief Executive Officer	-	-	-	-	-	-
and Chairman of the
Board of Directors

Christo J. Liebenberg	September 1, 2024	September 1, 2024	1,125,000	-	0.75	September 1, 2030
President	January 6, 2025	January 6, 2025	500,000	-	1.80	January 6, 2031
	November 10, 2025	November 10, 2025	380,000	-	3.00	November 10, 2031

Ewurama Rama Rhule	January 6, 2025	January 6, 2025	50,000	-	1.80	January 6, 2031
Chief Financial Officer	November 10, 2025	November 10, 2025	75,000	-	3.00	November 10, 2031

Viktor Chikan	November 10, 2025	November 10, 2025	50,000	-	$3.00	November 10, 2031
Chief Technology Officer

Lloyd Jollay	November 10, 2025	November 10, 2025	180,000	-	$3.00	November 10, 2031
Chief Operating Officer

(1) All options shown in the table above were fully vested as of the grant date.

2023 Stock Option Plan

On November 1, 2023, our board of directors adopted a stock option plan for our company (which we refer to as the “2023 Stock Option Plan”). There are currently 3,053,711 shares available for issuance under the 2023 Stock Option Plan, and the maximum number of shares available under the plan increases quarterly, beginning on December 31, 2023.

The principal purposes of the 2023 Stock Option Plan are to enhance long-term stockholder value by offering opportunities to directors, officers, employees and eligible consultants to acquire and maintain stock ownership in order to give these persons the opportunity to participate in our company’s growth and success, and to encourage them to remain in the service of our company.

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The following description of the principal terms of the 2023 Stock Option Plan is a summary and is qualified in its entirety by its full text and all amendments thereto.

Administration

The 2023 Stock Option Plan may be administered by our board or a committee appointed by, and consisting of two or more members of, the Board (or the Plan Administrator). At any time when no committee has been appointed to administer the 2023 Stock Option Plan, the Board will be the Plan Administrator. The Plan Administrator, in its exclusive discretion, selects the individuals to whom awards may be granted, the types of awards granted, the time or times at which such awards are granted, and the terms and conditions of such awards. The Plan Administrator also has exclusive authority to interpret the 2023 Stock Option Plan and the terms of any instrument evidencing any awards and may adopt and change rules and regulations of general application for its administration. The Plan Administrator may delegate administrative duties to such of our company’s officers as it so determines. Unless sooner terminated, the 2023 Stock Option Plan shall terminate ten years after the earlier of the plan’s adoption by our board of directors and approval by our company’s stockholders.

Share Reserve

The 2023 Stock Option Plan provides for the grant of options to purchase up to 8,632,895 shares of the common stock of the Corporation. The maximum aggregate number of shares of common stock that may be optioned and sold under the 2023 Stock Option Plan will be increased each quarter, with the first quarterly increase on December 31, 2023, and every three months increase thereafter (the “Adjustment Date”), by an amount equal to the lesser of: (1) the number of shares equal to 15% of the outstanding shares of common stock on the applicable Adjustment Date, less (a) the number of shares of common stock that may be optioned and sold under the plan prior to the Adjustment Date, and (b) the number of shares of common stock that may be optioned and sold under any other stock option plan of our company in effect as of the Adjustment Date; or (2) such lesser number of shares of common stock as may be determined by the board. Any shares of common stock that have been made subject to an award that cease to be subject to the award (other than by reason of exercise or settlement of the award to the extent it is exercised for or settled in shares) shall again be available for issuance in connection with future grants of awards under the 2023 Stock Option Plan.

Withholding

Our company may require participants to pay to our company the amount of any taxes that our company is required by applicable federal, state, local or foreign law to withhold with respect to the grant, vesting or exercise of awards granted under the 2023 Stock Option Plan.

Eligibility

An award may be granted to any officer, director or employee of our company (which we refer to as a Related Company, as defined in the 2023 Stock Option Plan), that the Plan Administrator from time to time selects. An award may also be granted to any consultant, agent, advisor or independent contractor who provides services to our company or any Related Company, so long as such Consultant Participant: (a) is a natural person; (b) renders bona fide services that are not in connection with the offer and sale of our company’s securities in a capital-raising transaction; and (c) does not directly or indirectly promote or maintain a market for our company’s securities.

Types of Option Awards

The 2023 Stock Option Plan provides for the grant of stock options, which may be incentive stock options (or ISOs) or nonqualified stock options (or NSOs), which entitle the holder to purchase a specified number of shares of common stock at a specified price (the exercise price), subject to the terms and conditions of the stock option grant. An option holder may pay the exercise price of an option in cash or by any other method of payment which the Plan Administrator shall approve. The 2023 Stock Option Plan also provides for cashless exercise, whereby an optionee may elect to receive shares equal to the value of the option (or any vested but unexercised portion thereof) by surrendering the option, in which case the number of shares issued is calculated based on the spread between the fair market value and the exercise price. The 2023 Stock Option Plan provides that an option has a term of up to 10 years from the grant date.

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The exercise price of an ISO shall be at least 100% of the fair market value of the common stock on the grant date. If an ISO is granted to a recipient who owns more than 10% of the total combined voting power of all classes of the stock of our company or of its parent or subsidiary corporations (which we refer to as a Ten Percent Stockholder), the exercise price of the ISO shall not be less than 110% of the fair market value of the common stock on the grant date. The exercise price for non-qualified stock options shall not be less than 75% of the fair market value of the common stock on the grant date.

Taxation

The aggregate fair market value, determined at the time of grant, of common stock with respect to ISOs that are exercisable for the first time by an option holder during any calendar year may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our company’s total combined voting power or that of any of our company’s affiliates unless the option exercise price is at least 110% of the fair market value of common stock on the date of grant.

Changes to Capital Structure

In the event of certain changes in capitalization, including a stock split, stock dividend, or an extraordinary corporate transaction such as any reorganization, merger, consolidation, recapitalization, or reclassification, proportionate adjustments will be made in the number and kind of shares available for issuance under the 2023 Stock Option Plan, the number and kind of shares subject to each outstanding award, and/or the exercise price of each outstanding award. In the event of a corporate transaction in which the successor corporation refuses to assume or substitute for an outstanding option, such option shall become fully vested and exercisable with respect to 100% of the unvested portion prior to the consummation of the transaction.

Transferability

Awards granted under the 2023 Stock Option Plan may not be assigned, pledged, or transferred in any manner, other than by will or by the applicable laws of descent and distribution, and may be exercised, during the lifetime of the participant, only by the participant. Notwithstanding the foregoing, the Plan Administrator may, in its discretion, permit award transfers or permit a participant to designate a beneficiary to exercise the award or receive payment after the participant’s death. If the Plan Administrator makes an award transferable, such award will be subject to all the terms and conditions of the plan and those contained in the instrument evidencing the award.

Amendment and Termination

Our board may amend, suspend or terminate the 2023 Stock Option Plan at any time. Any such termination will not affect outstanding awards. Stockholder approval shall be required for any amendment that would: (i) increase the total number of shares of common stock available for issuance under the 2023 Stock Option Plan, (ii) modify the class of employees eligible to receive options, or (iii) otherwise require stockholder approval under any applicable law or regulation. No amendment shall, without the consent of the participant, materially adversely affect any rights under any award previously granted. Unless sooner terminated, the 2023 Stock Option Plan shall terminate ten years after the earlier of the plan’s adoption by our board of directors and approval by our company’s stockholders.

Compensation of Directors

Independent Director Agreements with Our Independent Directors

We plan to enter into independent director agreements with each of our independent directors under substantially similar terms.

In general, our independent directors are not employees of our company; instead, they serve as independent contractors and can be terminated by either party at any time. They may pursue any other activities and engagements during their terms of agreements with us.

Pursuant to those agreements, each of our independent directors is (i) entitled to a cash compensation of $[●] upon full execution of his or her agreement with us for services so rendered; and (ii) granted options to purchase certain shares of our company’s common stock, exercisable within [●] years. Those agreements also contain customary restrictive covenants relating to confidentiality, non-competition, non-solicitation and non-disparagement, as well as indemnification.

The term of those agreements is [●] months commencing from their respective effective dates of those agreements, subject to renewal and early termination.

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Director Compensation

Our executive directors will not receive compensation in their capacity as directors. The following table shows the options granted to our non-executive directors in the capacity of independent directors during the fiscal years ended October 31, 2025 and 2024.

Name and Principal Position	Year	Fees Earned or Paid in Cash ($)		Stock Awards ($)	Option Awards (1) ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total
Atul Sabharwal	2025		$-		$-	$-	$-		$-	$-
Independent Director	2024		$-		$30,138	$-	$-		$-	$30,138
Michele A. Perlin	2025	$			$184,214	$-	$-		$-	$184,214
Independent Director	2024		$-		$-	$-	$-	$		$-
Kerry Sebree	2025		$-		$146,979	$-	$-		$-	$146,979
Independent Director	2024		$-		$321,469	$-	$-		$-	$321,469

(1)	Represents stock options granted to the independent directors based on the applicable specific exercise price of $0.38, $0.75, $1.80, respectively, as set forth in each applicable option agreements with us.

The following table provides information regarding each stock option held by the named independent directors during the fiscal years ended October 31, 2025 and 2024, which were either covered by our 2023 Stock Option Plans, or were issued in reliance on the exemption from the registration requirements of the Securities Act, provided by Section 4(a)(2) thereof.

			Number of	Number of
			Securities	Securities
			Underlying	Underlying	Options
			Unexercised	Unexercised	Exercise	Option
	Grant	Vesting	Options	Options	Price	Expiration
	Date	Start date	Vested (#)	Unvested (#)	($)	Date
Atul Sabharwal (1)	September 1, 2024	September 1, 2024	75,000	-	0.75	September 1, 2030
Independent Director

Michele A. Perlin (2)	September 1, 2024	September 1, 2024	250,000	-	$0.75	September 1, 2030
Independent Director	January 6, 2025	January 6, 2025	188,000	-	$1.80	January 6, 2031
	November 10, 2025	November 10, 2025	100,000	-	$3.00	November 10, 2031

Kerry Sebree (3)	November 1, 2023	November 1, 2023	40,000	-	$0.38	November 1, 2027
Independent Director	September 1, 2024	September 1, 2024	500,000	-	$0.75	September 1, 2030
	September 1, 2024	September 1, 2024	300,000	-	$0.75	September 1, 2030
	January 6, 2025	January 6, 2025	50,000		$1.80	January 6, 2031
	January 6, 2025	January 6, 2025	100,000		$1.80	January 6, 2031
	November 10, 2025	November 10, 2025	25,000	-	$3.00	November 10, 2031

(1) Represents options granted to Atul Sabharwal as a director of our company. Atul Sabharwal fully exercised his opinion and received 75,000 shares of our common stock in March 2026.

(2) Represents options granted to Michele A. Perlin when he served as either a consultant to, or director of, our company.

(3) Represents options granted to Kerry Sebree and the entities managed by him when he served as either a consultant to, or director of, our company. See footnote (12) to principal stockholder table under “Principal Stockholders.”

Outstanding Equity Awards at Fiscal Year-End

There was no issuance of shares of common stock as equity awards to any of our executive officers and directors during the fiscal years ended October 31, 2025 and 2024.

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PRINCIPAL STOCKHOLDERS

The following table sets forth certain information concerning the ownership of our common stock as of the date of this prospectus, with respect to: (i) each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our common stock; (ii) each of our directors; (iii) each of our named executive officers; and (iv) all of our current directors and executive officers as a group.

Applicable percentage ownership is based on 68,311,408 shares of common stock outstanding as of July 31, 2026. The percentage of beneficial ownership after this offering assumes the sale and issuance of shares of common stock in this offering and no exercise by the underwriter of its over-allotment option to purchase additional shares of common stock.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to such securities. In addition, pursuant to such rules, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of the date of this prospectus. We did not deem such shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the beneficial owners named in the table below have sole voting and investment power with respect to all shares of our common stock that they beneficially own, subject to applicable community property laws.

	Shares of Common Stock Beneficially Owned Prior to Offering		Shares of common stock Beneficially Owned After Offering
Name and Address of Beneficial Owner (1)	Number	Percentage (2)	Number	Percentage (3)
5% or Greater Stockholders
I Financial Ventures Group LLC (4)	20,200,000	24.13%	[●]	[●]	%

Executive Officers, Directors and Director
Nominees
Jay Jiang Yu (4)(5)	21,800,001	26.04%	[●]	[●]	%
Christo J. Liebenberg(6)	4,405,000	6.26%	[●]	[●]	%
Ewurama Rama Rhule (7)	130,600	*	[●]	*
Viktor Chikan (8)	313,334	*	[●]	*
Lloyd Jollay (9)	180,000	*	[●]	*
Atul Sabharwal (10)	105,000	*	[●]	*
Michele A.Perlin (11)	538,000	*	[●]	*
Kerry Sebree (12)	3,245,159	4.68%	[●]	*

All directors and executive officers as a group (eight individuals)	30,717,094	35.06%	[●]	[●]	%
* Less than 1%.

(1)	Except as otherwise indicated, the business address of our directors and executive officers is 203 Victorius Blvd E, K-1330, Oak Ridge, TN, 37830.

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(2)	Based on 68,311,408 shares of common stock outstanding as of July 31, 2026.

(3)	Based on [●] shares of common stock outstanding immediately after the offering, assuming no exercise of the underwriter’s over-allotment option.

(4)	Represents (i) 4,800,000 shares of common stock held of record by I Financial Ventures Group LLC (“I Financial”), a limited liability company incorporated under the laws of Delaware, and (ii) 15,400,000 shares of common stock issuable to I Financial upon the exercise of the vested options within 60 days of the date of this prospectus. Jay Jiang Yu, our Chief Executive Officer and Chairman, is the sole shareholder and director of I Financial, and thus exercises voting and dispositive power of the securities held by I Financial.

(5)	Represents (i) 6,400,001 shares of common stock beneficially owned by Jay Jiang Yu, our Chief Executive Officer and Chairman, including (a) 4,800,000 shares of common stock held of record by I Financial and (b) 1,600,001 shares of common stock held of record by Jay Jiang Yu; and (ii) 15,400,000 shares of common stock issuable to I Financial upon the exercise of the vested options within 60 days of the date of this prospectus. Jay Jiang Yu, our Chief Executive Officer and Chairman, is the sole shareholder and director of I Financial, and thus exercises voting and dispositive power of the securities held by I Financial.

(6)	Represents (i) 2,400,000 shares of common stock held of record by Christo J. Liebenberg, our president; and (ii) 2,005,000 shares of common stock issuable to Christo J. Liebenberg upon the exercise of the vested options within 60 days of the date of this prospectus.

(7)	Represents (i) 5,600 shares of common stock held of record by Ewurama Rama Rhule; (ii) 125,000 shares of common stock issuable to Ewurama Rama Rhule upon the exercise of the vested options within 60 days of the date of this prospectus.

(8)	Represents (i) 263,334 shares of common stock held by Viktor Chikan, our Chief Technology Officer; and (ii) 50,000 shares of common stock issuable to Viktor Chikan upon the exercise of the vested options within 60 days of the date of this prospectus.

(9)	Represents 180,000 shares of common stock issuable to Lloyd Jollay, our Chief Operations Officer, upon the exercise of the vested options within 60 days of the date of this prospectus.

(10)	Represents 105,000 shares of common stock beneficially owned by Atul Sabharwal, our independent director, including (a) 75,000 shares of common stock held of record by Atul Sabharwal, and (b) 30,000 shares of common stock held of record by his revocable living trust (“Atul Sabharwal Revocable Living Trust,” hereinafter we refer to as “Atul Trust”). The Atul Trust is subject to the Estates and Trusts provisions of the Maryland Code, with Atul Sabharwal as the grantor, and Atul Sabharwal and his wife as initial co-trustees of the Atul Trust. Atul Sabharwal as the grantor exercises sole voting and dispositive power of the securities held by Atul Trust.

(11)	Represents 538,000 shares of common stock issuable to Michele A. Perlin upon the exercise of the vested options within 60 days of the date of this prospectus.

(12)

Represents (i) 2,230,159 shares of common stock beneficially owned by Kerry Sebree, our independent director, including (a) 619,048 shares of common stock beneficially owned by Kerry Sebree through his Roth IRA account for which Kerry Sebree has voting and dispositive power. Directed Trust Company serves solely as custodian of such account and has no beneficial ownership interest in such shares, and (b) 1,611,111 shares of common stock held of record by Cake Holdings LLC (“Cake Holdings”). Cake Holdings is a limited liability company incorporated under the laws of Georgia. Kerry Sebree and Christopher Wilson are the co-managers of Cake Holdings and thus exercises shared voting and dispositive power of the securities held by Cake Holdings. Each of Kerry Sebree and Christopher Wilson disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interests therein; (ii) 65,000 shares of common stock issuable to Kerry Sebree upon the exercise of the vested options within 60 days of the date of this prospectus; (iii) 550,000 shares of common stock issuable to Brixton Holdings LLC (“Brixton Holdings”) upon the exercise of the vested options within 60 days of the date of this prospectus. Brixton Holdings is a limited liability company incorporated under the laws of Florida.  Kerry Sebree is the sole member of Brixton Holdings and thus exercises voting and dispositive power of the securities held by Brixton Holdings; and (iv) 400,000 shares of common stock issuable to Cake Holdings upon the exercise of the vested options within 60 days of the date of this prospectus. The address of Cake Holdings is 5900 Windward Parkway, Suite 130, Alpharetta, GA 30005, and the address of Brixton Holdings is 1004 Madison Hall Ln, Milton, GA 30004.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

During the period from September 27, 2023 (inception) to the date of this prospectus, we have entered into or participated in the following transactions with related persons:

Relationship with NANO Nuclear

On August 8, 2024, NANO Nuclear purchased 2,666,667 shares of our common stock at $0.75 per share, resulting in total proceeds of $2,000,000. NANO Nuclear is considered a related party as our company and NANO Nuclear shares a common founder, officer and significant shareholder. Jay Jiang Yu, who serves as our Chief Executive Officer and Chairman, also serves as President, Secretary, Treasurer, and Chairman of NANO Nuclear.

We lease office and laboratory space in Oak Ridge, Tennessee from NANO Nuclear under a 10-year lease agreement, with a monthly rent of $7,000. The total lease payments to NANO Nuclear for the three months ended April 30, 2026 and the fiscal year ended October 31, 2025 and 2024 were $21,000, $105,000, and $0, respectively.

Further, on September 8, 2026, we entered into an amended and restated Joint Development Agreement with NANO Nuclear.

See “Business - Relationship with NANO Nuclear” and “Business — Description of Properties.”

Mr. Jay Jiang Yu, the President and Chairman of NANO Nuclear, has been our Chairman and Director since December 2021 and our Chief Executive Officer since August 2025. Mr. Yu was also our President between December 2021 and July 2025. Mr. Yu became our employee in December 2024; prior to his employment with us, he provided consulting services to us through his wholly owned entity I Financial. For the six months ended April 30, 2026, Mr. Yu earned $240,000 as salary. During the fiscal year ended October 31, 2025, Mr. Yu earned $170,000 as consulting fees, $440,000 as salary, and $120,000 as a bonus. During the fiscal year ended October 31, 2024, Mr. Yu earned $420,000 as consulting fees. We granted Mr. Yu, through his wholly owned entity I Financial, options to purchase 800,000, 7,400,000, 4,000,000, 2,000,000, and 2,000,000 shares of our common stock on November 1, 2023, May 29, 2024, September 1, 2024, January 6, 2025, and November 10, 2025, respectively, at exercise prices $0.375, $0.75, $0.75, $1.80, $3.00 per share, respectively. The options were fully vested on the date of the grant and expire at four, 20, six, six, and six years from their respective dates of grant. The grant date fair values of these options were approximately $9,559, $4,478,440, $1,607,345, $1,959,722, and $3,217,234, respectively, which were determined using the Black-Scholes option pricing model. In March 2026, Mr. Yu exercised certain options by purchasing an aggregate of 800,000 shares for an aggregate exercise price of $300,000.

Mr. Christo J. Liebenberg has served as our President and Chief Technical Advisor since August 2025. He previously served as our Chief Executive Officer from September 2023 to July 2025. Mr. Liebenberg became our employee in December 2024; prior to that, from February 2024 to November 2024, he provided consulting services to us pursuant to a consulting agreement. For the six months ended April 30, 2026, Mr. Liebenberg earned $180,000 as salary. For the fiscal year ended October 31, 2025, Mr. Liebenberg earned $24,302 as consulting fees and $290,000 as salary. For the fiscal year ended October 31, 2024, Mr. Liebenberg earned $135,000 as consulting fees. We granted Mr Liebenberg options to purchase 1,125,000, 500,000, and 380,000 shares of our common stock on September 1, 2024, January 6, 2025, and November 10, 2025, respectively, at exercise prices $0.75, $1.80, and $3.00 per share. The options were fully vested on the date of the grant and expire at six, six, and six years from their respective dates of grant. The grant date fair values of these options were approximately $452,066, $489,931, and $611,274, respectively, which were determined using the Black-Scholes option pricing model.

Ms. Ewurama Rhule has been our Chief Financial Officer since January 2025. For the six months ended April 30, 2026, Ms. Rhule earned $80,000 as salary. For the fiscal year ended October 31, 2025, Ms. Rhule earned $101,208 as salary. We granted Ms. Rhule options to purchase 50,000 and 75,000 shares of common stock on January 6, 2025 and November 10, 2025 at exercise prices of $1.80 and $3.00 per share, respectively. The options were fully vested on the date of the grant and expire six and six years from their respective dates of grant. The grant date fair values of these options were approximately $48,993 and $120,646, respectively, which were determined using the Black-Scholes option pricing model.

Mr. Viktor Chikan has been our Chief Technology Officer since December 2024. He previously served as a Team Leader and interim Chief Technology Officer with us from August 2024 to November 2024. He became our employee in December 2024: prior to that, he provided consulting services to us pursuant to a consulting agreement. For the six months ended April 30, 2026, Mr. Chikan earned $107,500 as salary. During the fiscal year ended October 31, 2025, Mr. Chikan earned $14,779 as consulting fees and $197,083 as salary. We granted Mr. Chikan options to purchase 50,000 shares of common stock on November 10, 2025 at an exercise price of $3.00 per share. The options were fully vested on the date of the grant and expire six years from the grant date. The grant date fair value of the options was approximately $80,431, which were determined using the Black-Scholes option pricing model.

Mr. Lloyd Jollay has been our Chief Operations Officer since February 2026. He previously served as a Manager of UF6 Handling Systems with us from July 2025 to January 2026. For the six months ended April 30, 2026 , Mr. Jollay earned $130,000 as salary. For the fiscal year ended October 31, 2025, Mr. Jollay received $86,667 as salary. We granted Mr. Jollay options to purchase 180,000 shares of common stock on November 10, 2025 at an exercise price of $3.00 per share. The options were fully vested on the date of the grant and expire six years from the grant date. The grant date fair value of the options was approximately $289,551, which was determined using the Black-Scholes option pricing model.

Ms. Michele Perlin has served as a member of our board of directors since August 2025. On February 10, 2025, we paid Ms. Perlin, a retainer of $100,000 for legal services pursuant to a retainer agreement dated January 28, 2025. The legal services related to general corporate matters, including reviewing contracts, drafting contracts, and negotiating contracts. The retainer was fully utilized for services rendered during the fiscal year ended October 31, 2025, and no amounts were outstanding or payable to Ms. Perlin as of October 31, 2025. Such engagement has concluded, and no further services or fees are contemplated under such engagement. Ms. Perlin also served as an advisory consultant from September 2024 to January 2025. For the six months ended April 30, 2026 and fiscal year end October 31, 2025, Ms. Perlin did not receive director fees from us. We granted Ms. Perlin options to purchase 250,000, 188,000, and 100,000 shares of our common stock on September 1, 2024, January 6, 2025, and November 10, 2025, respectively, under our 2023 Stock Option Plan, at exercise prices of $0.75, $1.80, and $3.00 per share, respectively. The options were fully vested on the respective dates of grant and expire six, six, and six years from their respective dates of grant. The grant date fair values of these options were approximately $100,459, $184,214, and $160,862 respectively, which were determined using the Black-Scholes option pricing model.

Mr. Kerry Sebree has served as a member of our board of directors since June 2024. Prior to joining our board, Mr. Sebree served as a consultant to us from November 2023 to May 2024. For the six months ended April 30, 2026 and the fiscal years end October 31, 2025 and 2024, Mr. Sebree did not receive any director fees from us. We granted Mr. Sebree the following options under our 2023 Stock Option Plan, each of which was fully vested on the date of grant: (i) on November 1, 2023, options to purchase 40,000 shares of our common stock at an exercise price of $0.375 per share, expiring four years from the date of grant, with a grant date fair value of approximately $478; and (ii) on November 10, 2025, options to purchase 25,000 shares of our common stock at an exercise price of $3.00 per share, expiring six years from the date of grant, with a grant date fair value of approximately $40,215. The grant date fair values were determined using the Black-Scholes option pricing model. In addition, we granted options to two entities with which Mr. Sebree is affiliated. Each of these option grants was fully vested on the date of grant, and expire six years from the date of grant, and had a grant date fair value determined using the Black-Scholes option pricing model. We granted Brixton Holdings LLC, of which Mr. Sebree serves as the sole director, options to purchase (i) 500,000 shares of our common stock on September 1, 2024 at an exercise price of $0.75 per share, with a grant date fair value of approximately $200,918, and (ii) 50,000 shares of our common stock on January 1, 2025 at an exercise price of $1.80 per share, with a grant date fair value of approximately $48,993. We granted Cake Holdings LLC, of which Mr. Sebree serves as a co-manager, options to purchase (i) 300,000 shares of our common stock on September 1, 2024 at an exercise price of $0.75 per share, with a grant date fair value of approximately $120,551, and (ii) 100,000 shares of our common stock on January 6, 2025 at an exercise price of $1.80 per share, with a grant date fair value of approximately $97,986.

Mr. Atul Sabharwal has served as a member of our board of directors since June 2024. In March 2023, Mr. Sabharwal invested C$10,000 and received 200,000 shares of our common stock in the $0.05 financing round. In July 2024, he transferred 200,000 shares to his son. For the six months ended April 30, 2026 and the fiscal years end October 31, 2025 and 2024, Mr. Sabharwal did not receive director fees from us. We granted Mr. Sabharwal options to purchase 75,000 shares of our common stock on September 1, 2024 under our 2023 Stock Option Plan, at an exercise price of $0.75 per share. The options were fully vested on the date of the grant and expire six years from their respective date of grant. The grant date fair value of the option was approximately $30,138, which was determined using the Black-Scholes option pricing model. In March 2026, Mr. Sabharwal fully exercised his options, purchasing an aggregate of 75,000 shares for an aggregate exercise price of $56,250.

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Mr. James Walker, the Chief Executive Officer and Director of NANO Nuclear, has served as a consultant to us since May 1, 2023, with an initial term of thirty-six months. In July 2026, we and Mr. Walker entered into an amendment extending the term for one additional year, effective as of May 1, 2026. Mr. Walker also served as our Chief Executive Officer and a Director from February 2022 until his resignation in September 2023. For the six months ended April 30, 2026 and the fiscal years ended October 31, 2025 and 2024, Mr. Walker received consulting fees from us of approximately $0, $50,000, and $0, respectively. We granted Mr. Walker options to purchase 100,000, 150,000, and 50,000 shares of our common stock on November 1, 2023, September 1, 2024, and January 6, 2025, respectively, under our 2023 Stock Option Plan, at exercise prices of $0.375, $0.75, and $1.80 per share, respectively. The options were fully vested on the date of the grant and expire four, six, and six years from their respective dates of grant. The grant date fair values of these options were approximately $1,195, $60,275, and $48,993, respectively, which were determined using the Black-Scholes option-pricing model. In February 2026, Mr. Walker exercised all options, purchasing an aggregate of 300,000 shares for an aggregate exercise price of $240,000.

Mr. Jaisun Garcha, the Chief Financial Officer of NANO Nuclear, has served as a consultant to us since May 1, 2023, with an initial term of thirty-six months. In July 2026, we and Mr. Garcha entered into an amendment extending the term for one additional year, effective as of May 1, 2026.  Mr. Garcha also served as our Chief Financial Officer and a Director from February 2022 until his resignation in December 2024. For the six months ended April 30, 2026 and the fiscal years ended October 31, 2025 and 2024, Mr. Garcha received consulting fees from us of approximately $0, $160,000, and $73,200, respectively, through his wholly owned entity. We granted Mr. Garcha options to purchase 200,000, 250,000, and 100,000 shares of our common stock on November 1, 2023, September 1, 2024, and January 6, 2025, respectively, under our 2023 Stock Option Plan, at exercise prices of $0.375, $0.75, and $1.80 per share, respectively. The options were fully vested on the date of the grant and expire four, six, and six years from their respective dates of grant. The grant date fair values of these options were approximately $2,390, $100,459, and $97,986, respectively, which were determined using the Black-Scholes option pricing model. In February 2026, Mr. Garcha exercised all options, purchasing an aggregate of 550,000 shares for an aggregate exercise price of $442,500.

Dr. Tsun Yee Law, a director of NANO Nuclear, was a director of LIST between February 1, 2022 and August 1, 2025. For the fiscal years ended October 31, 2025 and 2024, Dr Tsun Yee Law did not receive any compensation in the capacity of director from us. We granted Dr. Law options to purchase 60,000, 50,000, and 25,000 shares of our common stock on November 1, 2023, September 1, 2024, and January 6, 2025, respectively, under our 2023 Stock Option Plan, at exercise prices of $0.375, $0.75, and $1.80 per share, respectively. The options were fully vested on the date of the grant and expire four, six, and six years from their respective dates of grant. The grant date fair values of these options were approximately $717, $20,092, and $24,497, respectively, which were determined using the Black-Scholes option pricing model.

Mr. Jared Yu, the sibling of Mr. Jay Jiang Yu, our Chief Executive Officer and Chairman, has been a consultant to us since December 2023. For the six months ended April 30, 2026 and the fiscal years ended October 31, 2025 and 2024, Mr. Jared Yu received an aggregate of approximately $30,000, $120,000, and $71,000, respectively, for services rendered to us, through his wholly owned entity Udyr Tech LLC. As of April 30, 2026, $30,000 was payable to Udyr Tech LLC, of which $20,000 related to services to be rendered for May 2026 and June 2026. For the three months ended April 30, 2026 and the fiscal years ended October 31, 2025, and 2024, Mr. Jared Yu received an aggregate of approximately $0, $250,000, and $525,000, respectively, for services rendered to us, through his wholly owned entity Financial Buzz Media Networks LLC. We granted Mr. Jared Yu, through his wholly owned entity Udyr Tech LLC, options to purchase 160,000, 400,000, 300,000, and 50,000 shares of our common stock on November 1, 2023, September 1, 2024, January 6, 2025, and November 10, 2025, respectively, under our 2023 Stock Option Plan, at exercise prices of $0.375, $0.75, $1.80, and $3.00 per share, respectively. The options were fully vested on the date of the grant and expire four, six, six, and six years from their respective dates of grant. The grant date fair values of these options were approximately $1,912, $160,735, $293,958, and $80,431, respectively, which were determined using the Black-Scholes option pricing model. In March 2026, Mr. Jared Yu exercised options, purchasing an aggregate of 160,000 shares for an aggregate exercise price of $60,000.

Mr. Michael Perlin, the sibling of Ms. Michele Perlin, one of our Independent Directors, has been a consultant to us since 2025. For the six months ended April 30, 2026 and the fiscal years ended October 31, 2025 and 2024, Mr. Perlin did not receive any cash compensation. We granted Mr. Perlin, through his wholly-owned entity Perlin Consulting, options to purchase 300,000 and 50,000 shares of our common stock on January 1, 2025 and November 10, 2025, respectively at exercise prices of $1.80 and $3.00 per share, respectively. The options were fully vested on the date of the grant and expire six and six years from their respective dates of grant. The grant date fair values of these options were approximately $293,958 and $80,431, respectively, which were determined using the Black-Scholes option pricing model.

Share Issuances

See “History of Securities Issuances.”

Employment Agreements with Our Executive Officers

We have employment agreements with our executive officers. See “Executive and Director Compensation — Employment Agreements with Our Executive Officers Mr. Yu, Mr. Liebenberg and Mr. Chikan” and “Executive and Director Compensation — Employment Agreements with our Executive Officers Ms. Rhule and Mr. Jollay.”

Independent Director Agreements with Our Independent Directors

We plan to enter into independent director agreements with each of our independent directors.

See “Executive and Director Compensation — Independent Director Agreements with Our Independent Directors.”

Consulting Agreements with the Members of the Executive Advisory Board

We have entered into a consulting agreement with each member of our Executive Advisory Board.

See “Management - Consulting Agreements with the Members of the Executive Advisory Board.”

Company Policies on Related Party Transactions

A “Related Party Transaction” is a transaction, arrangement, or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000 in any one fiscal year, and in which any related person had, has or will have a direct or indirect material interest. A “Related Person” means:

●	any person who is, or at any time during the applicable period was, one of our executive officers, one of our directors, or a nominee to become one of our directors;

●	any person who is known by us to be the beneficial owner of more than 5.0% of any class of our voting securities;

●	any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5.0% of any class of our voting securities, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5.0% of any class of our voting securities; and

●	any firm, corporation, or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest in any class of our company’s voting securities.

Our board of directors intends to adopt a related party transactions policy. Pursuant to this policy, our Audit Committee will review all material facts of all Related Party Transactions and either approve or disapprove entry into the Related Party Transaction, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a Related Party Transaction, our Audit Committee shall consider, among other factors, the following: (i) whether the Related Party Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and (ii) the extent of the Related Person’s interest in the transaction. Further, the policy will require that all Related Party Transactions required to be disclosed in our filings with the SEC be so disclosed in accordance with applicable laws, rules and regulations.

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DESCRIPTION OF CAPITAL STOCK

From our inception, our authorized capital stock consisted of 300,000,000 shares, comprised of 200,000,000 shares of common stock, par value $0.0001 per share, and 100,000,000 shares of preferred stock, par value $0.0001 per share.

On April 22, 2024, our board of directors approved a reverse stock split of our outstanding common stock at a ratio of one-for-2.5, which became effective on April 22, 2024. As a result of the reverse stock split, the number of authorized shares of common stock was proportionately reduced from 200,000,000 shares to 80,000,000 shares, and the number of issued and outstanding shares of common stock was correspondingly adjusted to reflect the reverse stock split ratio. The par value of the common stock remained unchanged at $0.0001 per share. Any fractional shares resulting from the reverse stock split were rounded up to the nearest whole share. All share and per-share amounts presented herein have been retroactively adjusted to reflect the reverse stock split.

On June 15, 2024, our board of directors and holders of a majority of our outstanding voting stock approved an amendment to our Articles of Incorporation, which increased the number of authorized shares of common stock from 80,000,000 shares to 275,000,000 shares and decreased the number of authorized shares of preferred stock from 100,000,000 shares to 25,000,000 shares. The aggregate number of authorized shares remained unchanged at 300,000,000 shares, and the par value of both the common stock and preferred stock remained $0.0001 per share. As a result of the amendment, we are currently authorized to issue an aggregate of 300,000,000 shares of capital stock, consisting of 275,000,000 shares of common stock, par value $0.0001 per share, and 25,000,000 shares of preferred stock, par value $0.0001 per share. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders.

As of July 31, 2026, there were 68,311,408 shares of common stock outstanding and there was no preferred stock outstanding.

The following summary of the capital stock and our amended articles of incorporation and amended and restated bylaws  does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and our articles of incorporation and bylaws, as amended, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Voting Rights. Holders of shares of common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of shares of common stock have no cumulative voting rights.

Quorum. Our bylaws provide that the holders of not less than one-third (equivalent to 33 1/3 percent) of the outstanding shares of common stock entitled to vote constitute a quorum. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by the articles of incorporation or the bylaws, as amended, a majority of the outstanding shares of such class or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and, except where otherwise provided by the statute or by the articles of incorporation or the bylaws, as amended, the affirmative vote of the majority (plurality, in the case of the election of directors) of the votes cast, including abstentions, by the holders of shares of such class or classes or series shall be the act of such class or classes or series.

Dividend Rights. Holders of shares of common stock are entitled to ratably receive dividends when and if declared by the board of directors out of funds legally available for that purpose, subject to the provisions of our articles of incorporation and bylaws, any statutory or contractual restrictions on the payment of dividends, and any prior rights and preferences that may be applicable to any outstanding preferred stock.

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Liquidation Rights. Upon liquidation, dissolution, distribution of assets or other winding up, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Matters. The shares of common stock have no preemptive or preferential right to acquire any of our shares or securities, including shares or securities held in our treasury. All outstanding shares of our common stock are fully paid and non-assessable.

Preferred Stock

Our articles of incorporation give the board of directors the power to issue shares of preferred stock in one or more series without stockholder approval. The board of directors has the discretion to determine the designations, rights, qualifications, preferences, privileges, and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock.

Stock Options

As of July 31, 2026, we have reserved the following shares of our common stock for issuance upon the exercise of stock options granted under the 2023 Stock Option Plan, as well as stock options not covered under any stock option plans:

●	3,053,711 shares of our common stock reserved for future issuance under our 2023 Stock Option Plan;

●	7,193,000 shares of our common stock underlying options outstanding under our 2023 Stock Option Plan; and

●	22,116,000 shares of our common stock underlying options outstanding which are not governed by our 2023 Stock Option Plan.

Underwriter’s Warrants

Upon the closing of this offering, we have agreed to issue to the underwriter (or its permitted designees) warrants to purchase up to a total of shares of common stock (7.0% of the shares issued in this offering, including the over-allotment, if any). The Underwriter’s Warrants are exercisable at a per share price equal to $[●] per share, or 115% of the initial public offering price per share of common stock issued in this offering (based on the offering price of $[●]). The Underwriter’s Warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(e)(1)(A). The underwriter (or its permitted assignees under Rule 5110(e)(2)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period commencing 180 days from the commencement of sales of the shares of common stock in this offering. The Underwriter’s Warrants will be exercisable at any time, and from time to time, in whole or in part, for a term of five years from the first day of the seventh month after the closing of this offering. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger, or consolidation. The Underwriter’s Warrants do not have any registration rights, but will be freely tradable if sold in a resale pursuant to the requirements of Rule 144.

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Lock-Up Agreements

Pursuant to certain “lock-up” agreements, each of our directors and officers have entered into a lock-up agreement with the underwriter. Under the lock-up agreements, the directors and executive officers may not, subject to certain exceptions, directly or indirectly, sell, offer to sell, contract to sell, or grant any option for the sale (including any short sale), grant any security interest in, pledge, hypothecate, hedge, establish an open “put equivalent position” (within the meaning of Rule 16a-1(h) under the Exchange Act), or otherwise dispose of, or enter into any transaction which is designed to or could be expected to result in the disposition of, any of our shares of common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce any intention to do any of the foregoing, without the prior written consent of the underwriter, for a period of 180 days from the closing date of this offering. This consent may be given at any time without public notice.

In addition, we have agreed, subject to certain customary exceptions, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank; or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of common stock, whether any such transaction described in (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of common stock or such other securities, in cash or otherwise, without the prior written consent of the underwriter, for a period of 180 days following the closing date of this offering. This consent may be given at any time without public notice.

Leak-out Agreements

In addition to the arrangements described above under “Lock-Up Agreements,” each existing stockholder of our company who is not an executive officer or director of the Company (who we refer to as the Leak-Out Holders) will be subject to leak-out agreement restricting sales of certain percentages of their common stock during a period ranging from 30 days to 150 days following the closing of this offering as follows:

(i)	Leak-Out Holders will be permitted to sell or dispose of 10% of their securities after 30 days following the closing of this offering;

(ii)	Leak-Out Holders will be permitted to sell or dispose of an additional 20% of their securities beginning 60 days following the closing of this offering;

(iii)	Leak-Out Holders will be permitted to sell or dispose of an additional 20% of their securities beginning 90 days following the closing of this offering;

(iv)	Leak-Out Holders will be permitted to sell or dispose of an additional 25% of their securities beginning 120 days following the closing of this offering; and

(v)	Leak-Out Holders will be permitted to sell or dispose of the final 25% of their securities beginning 150 days following the closing of this offering.

Nevada Anti-Takeover Provisions

Nevada law, NRS Sections 78.411 through 78.444, regulate business combinations with interested stockholders. Nevada law defines an interested stockholder as a beneficial owner (directly or indirectly) of 10% or more of the voting power of the outstanding shares of the corporation. Pursuant to Sections NRS 78.411 through 78.444, combinations with an interested stockholder remain prohibited for three years after the person became an interested stockholder unless (i) the transaction is approved by the board of directors or the holders of a majority of the outstanding shares not beneficially owned by the interested party, or (ii) the interested stockholder satisfies certain fair value requirements. NRS 78.434 permits a Nevada corporation to opt-out of the statute with appropriate provisions in its articles of incorporation.

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NRS Sections 78.378 through 78.3793 regulates the acquisition of a controlling interest in an issuing corporation. An issuing corporation is defined as a Nevada corporation with 200 or more stockholders of record, of which at least 100 stockholders have addresses of record in Nevada and does business in Nevada directly or through an affiliated corporation. NRS Section 78.379 provides that an acquiring person and those acting in association with an acquiring person obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders of the corporation, approved at a special or annual meeting of the stockholders. Stockholders who vote against the voting rights have dissenters’ rights in the event that the stockholders approve voting rights. NRS Section 378 provides that a Nevada corporation’s articles of incorporation or bylaws may provide that these sections do not apply to the corporation. We have opted out of these sections in our articles of incorporation.

Removal of Directors; Vacancies

Under NRS 78.335, one or more of the incumbent directors may be removed from office by the vote of stockholders representing two-thirds or more of the voting power of the issued and outstanding stock entitled to vote. Our bylaws provide that any newly created position on the board of directors that results from an increase in the total number of directors and any vacancies on the board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum.

No Cumulative Voting

The NRS does not permit stockholders to cumulate their votes other than in the election of directors, and then only if expressly authorized by the corporation’s articles of incorporation. Our articles of Incorporation does not expressly authorize cumulative voting.

The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Articles of Incorporation and Bylaw Provisions, As Amended

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under NRS Section 78 other than the business of a trust company, savings and loan association, thrift company or corporation organized for the purpose of conducting a banking business.

Board of Directors

Our bylaws provides that the number of directors will be fixed by the board of directors within a range of between one and fifteen directors. The directors need not be stockholders unless so required by our articles of incorporation. The minimum or maximum number may be increased or decreased from time to time only by an amendment to the bylaws, which power belongs exclusively to our board of directors.

Requirements for Advance Notification of Director Nominations and Stockholder Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors. In order for any matter to be properly brought before a meeting of our stockholders, the stockholder submitting the proposal or nomination will have to comply with advance notice requirements and provide us with certain information.

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For business to be properly brought before an annual meeting, the proposing stockholder must have given written notice of the nomination or proposal, either by personal delivery or by United States mail to the Secretary of our company not later than the close of business on the sixtieth (60th) day nor earlier than the close of business on the ninetieth (90th) day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than thirty (30) days from the date contemplated at the time of the previous year’s proxy statement, notice by the stockholder to be timely must be so received not earlier than the close of business on the ninetieth (90th) day prior to such annual meeting and not later than the close of business on the later of the sixtieth (60th) day prior to such annual meeting or, in the event public announcement of the date of such annual meeting is first made by the Company fewer than seventy (70) days prior to the date of such annual meeting, the close of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation. No business shall be conducted at any annual meeting except in accordance with the procedures set forth in our bylaws.

For business to be properly brought before a special meeting of stockholders, the notice of the meeting must set forth the general nature of the business to be considered. No business may be transacted at such special meeting otherwise than specified in such notice. The special meeting may be called for by (i) our Chairman of the Board, or (ii) our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the board of directors for adoption), and shall be held at such place, on such date, and at such time as our board of directors shall determine. The board of directors shall determine the time and place of such special meeting, which shall be held not less than thirty-thirty (30) nor more than one hundred twenty (120) days after the date of the receipt of the request.

Authorized but Unissued Capital Stock

Neither Nevada law nor our governing documents require stockholder approval for any issuance of authorized shares, except as provided in NRS 78.2055 with respect to a decrease in the number of issued and outstanding shares of a class or series without a corresponding decrease in the authorized shares. Our authorized but unissued common stock are therefore available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Stockholder Action by Written Consent

Any action required or permitted by the NRS to be taken at a meeting of stockholders may be taken without a meeting if, before or after the action, a written consent to the action is signed by stockholders holding a majority of the voting power of our company or, if different, the proportion of voting power required to take the action at a meeting of stockholders.

History of Securities Issuances

The following is a summary of transactions from our inception until the date of this prospectus involving issuance of our securities that were not registered under the Securities Act. The offers, sales and issuances of the securities described below were exempt from registration either (i) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any offering within the meaning of Section 4(a)(2), or (ii) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, or (iii) under Rule 144A under the Securities Act in that the shares were offered and sold by the initial purchasers to qualified institutional buyers, or (iv) under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating  to compensation.

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In January 2022, we issued 4,000,000 shares of our common stock to I Financial. Jay Jiang Yu, our Chief Executive Officer and Chairman, is the sole shareholder and director of I Financial.

In January 2022, we issued an aggregate of 2,600,001 shares of our common stock to Jay Jiang Yu, our Chief Executive Officer and Chairman who also currently serves as President, Secretary and Treasurer, and Chairman of the Board of Directors of NANO Nuclear, a related party, and Jaisun Garcha, one of our consultants who also currently serves as Chief Financial Officer of NANO Nuclear, a related party, for services they rendered to us.

In March 2023, we issued an aggregate of 4,929,663 shares of our common stock to certain investors, and received aggregate proceeds of C$246,483.

In June 2023, we issued 200,000 shares of our common stock to a consultant for services received.

In August 2023, we issued an aggregate of 4,800,000 shares of our common stock to the former CRISLA shareholders, including Christo J. Liebenberg and Dr. Jozef W. Eerkens (the “CRISLA Closing Consideration Shares”), with the balance of an aggregate of 3,200,000 shares of our common stock to be issued in the future upon the successful completion of four milestones (with each 800,000 shares of our common stock to be issued at each of the four milestones).

In August 2023, we issued an aggregate of 5,491,392 shares of our common stock to certain investors, and received aggregate proceeds of C$686,424.

In August 2023, we issued an aggregate of 320,000 shares of our common stock to certain consultants for services received.

In August 2023, we issued an aggregate of 80,000 shares of our common stock to Thomas Blees, one of our consultants who serves as a member of the executive advisory board, for services rendered to us.

In August 2023, we issued an aggregate of 800,000 shares of our common stock to James Walker, one of our consultants who also currently serves as the Chief Executive Officer and director of NANO Nuclear, for services rendered to us.

In March 2024, we issued an aggregate of 1,740,756 shares of our common stock to certain investors, and received aggregate proceeds of $1,305,558.

In May 2024, we issued an aggregate of 110,000 shares of our common stock to certain consultants for services received.

In May 2024, we issued 200,000 shares of our common stock to Randall L. Beatty, Ph.D., our Chairman of the Executive Advisory Board for UF6 Gas Handling Systems, for services he rendered to us.

In May 2024, we issued 30,000 shares of our common stock to Dennis Garratt, Ph.D., our Chairman of the Executive Advisory Board for Laser Enrichment (CRISLA 2G Canada), for services he rendered to us.

In May 2024, we issued an aggregate of 40,000 shares of our common stock to Junaid Razvi Ph.D., our Senior Advisor in Nuclear Energy, for services he rendered to us.

In July 2024, we issued an aggregate of 200,000 shares of our common stock to a consultant for services received.

In August 2024, we issued 2,666,667 shares of our common stock to NANO Nuclear and received aggregate proceeds of $2,000,000.

In August 2024, we issued an aggregate of 11,425,178 shares of our common stock to certain investors and received aggregate proceeds of $8,568,883.50.

In August 2024, we issued an aggregate of 175,000 shares of our common stock to certain consultants for services received.

In August 2024, we issued 250,000 shares of our common stock to Viktor Chikan, our Chief Technology Officer, for services he rendered to us.

In December 2024, we issued an aggregate of 12,539,646 shares of our common stock to certain investors and received aggregate proceeds of $22,571,386.

In May 2025, we issued an aggregate of 3,976,764 shares of our common stock to certain investors, and received aggregate proceeds of $11,930,356.

In January 2026, we issued an aggregate of 4,885,396 shares of our common stock to certain investors, and received aggregate proceeds of $17,098,912.

In March 2026, we issued an aggregate of 1,781,945 shares of our common stock to certain investors, and received aggregate proceeds of $7,127,780.

In March 2026, we issued an aggregate of 2,039,000 shares of our common stock upon the exercise of outstanding stock options by certain consultants and other option holders. Of this amount, the following related parties exercised options: James Walker exercised 300,000, Jaisun Garcha exercised 550,000, Atul Sabharwal, an independent director of our company, exercised 75,000, Udyr Tech LLC exercised 160,000, and Jay Jiang Yu, our Chief Executive Officer and Chairman, through its wholly owned entity, I Financial, exercised 800,000. The remaining 154,000 shares were issued to other consultants upon exercise of their options. Udyr Tech LLC is a limited liability company incorporated under the laws of Delaware. Jared Yu, a sibling of our Chief Executive Officer and Chairman, Jay Jiang Yu, is the sole member of Udyr Tech LLC and thus exercises voting and dispositive power of the securities held by Udyr Tech LLC.

In March 2026, we issued an aggregate of 3,000,000 shares of our common stock to Starfire Industries, subject to forfeiture under certain conditions as more fully specified in a strategic investment agreement between LIST and Starfire Industries. See “Business – Material Agreements.”

In July 2026, we issued 30,000 shares of our common stock upon the exercise of outstanding stock options to a consultant.

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is VStock Transfer, LLC. The transfer agent and registrar’s address is 18 Lafayette Place, Woodmere, New York 11598.

Listing

We have applied to have our common stock listed on Nasdaq under the symbol “LIS.” The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our common stock will be approved for listing on Nasdaq.

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SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there has been no market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market prices for the shares of our common stock, and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of the date of this prospectus, upon the closing of this offering, approximately [●] shares of common stock will be outstanding, assuming an initial public offering price of $[●] per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), offered hereby and further assuming no exercise of the underwriter’s over-allotment option. Of the shares to be outstanding immediately after completion of the offering, all [●] shares sold in this offering will be freely tradable except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

In connection with this offering, we, our executive officers, directors, and all of our existing stockholders and holders of securities exercisable for or convertible into our common stock outstanding immediately upon the closing of this offering have agreed not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities for a period of one hundred eighty (180) days from the date of this prospectus. In addition, any holder of our company’s securities who is not an executive officer or director of the Company will be subject to leak-out restrictions restricting sales of certain percentages of their common stock during a period ranging from 30 days to 150 days following the closing of this offering. As a result of these agreements, subject to the provisions of Rule 144 or Rule 701, shares will be available for sale in the public market as follows:

●	beginning on the date of this prospectus, all of the shares sold in this offering will be immediately available for sale in the public market (except as described above); and

●	beginning 181 days after the date of this prospectus, additional shares will become eligible for sale in the public market, of which shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, any person who is not an affiliate of ours and has held their shares for at least six months, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

●	1% of the number of shares of our common stock then outstanding, which will equal approximately [●] shares immediately after this offering; and

●	the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

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Sales of restricted shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement. Notwithstanding the availability of Rule 144, the existing holders of our restricted shares have entered into lock-up agreements as described below and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements, and in addition, any existing holder of our company’s securities who is not an executive officer or director of the Company will be subject to leak-out agreement restricting sales of certain percentages of their common stock during a period ranging from 30 days to 150 days following the closing of this offering.

Rule 701

Under Rule 701 under the Securities Act, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold, by:

●	persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner-of-sale provisions of Rule 144; and

●	our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

Notwithstanding the foregoing, all our Rule 701 shares are subject to lock-up agreements as described above and in the section titled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

Pursuant to certain “lock-up” agreements, each of our directors and officers have entered into a lock-up agreement with the underwriter. Under the lock-up agreements, the directors and executive officers may not, subject to certain exceptions, directly or indirectly, sell, offer to sell, contract to sell, or grant any option for the sale (including any short sale), grant any security interest in, pledge, hypothecate, hedge, establish an open “put equivalent position” (within the meaning of Rule 16a-1(h) under the Exchange Act), or otherwise dispose of, or enter into any transaction which is designed to or could be expected to result in the disposition of, any of our shares of common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce any intention to do any of the foregoing, without the prior written consent of the underwriter, for a period of 180 days from the closing date of this offering. This consent may be given at any time without public notice.

In addition, we have agreed, subject to certain customary exceptions, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank; or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of common stock, whether any such transaction described in (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of common stock or such other securities, in cash or otherwise, without the prior written consent of the underwriter, for a period of 180 days following the closing date of this offering. This consent may be given at any time without public notice.

Leak-Out Agreements

In addition to the arrangements described above under “Lock-Up Agreements,” each Leak-Out Holders who is not an executive officer or director of the Company will be subject to leak-out agreement restricting sales of certain percentages of their common stock during a period ranging from 30 days to 150 days following the closing of this offering as follows:

(i)	Leak-Out Holders will be permitted to sell or dispose of 10% of their securities after 30 days following the closing of this offering;

(ii)	Leak-Out Holders will be permitted to sell or dispose of an additional 20% of their securities beginning 60 days following the closing of this offering;

(iii)	Leak-Out Holders will be permitted to sell or dispose of an additional 20% of their securities beginning 90 days following the closing of this offering;

(iv)	Leak-Out Holders will be permitted to sell or dispose of an additional 25% of their securities beginning 120 days following the closing of this offering; and

(v)	Leak-Out Holders will be permitted to sell or dispose of the final 25% of their securities beginning 150 days following the closing of this offering.

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MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock acquired in this offering by a “non-U.S. holder” (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any state or local or non-U.S. jurisdiction or under U.S. federal gift and estate tax rules, or rising out of other non-income tax rules, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

●	banks, insurance companies, regulated investment companies, real estate investment trusts or other financial institutions;

●	persons subject to the alternative minimum tax or the tax on net investment income;

●	persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement;

●	tax-exempt organizations or governmental organizations;

●	pension plans and tax-qualified retirement plans;

●	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

●	partnerships or other entities or arrangements treated as partnership for U.S. federal income tax purposes (and investors therein);

●	brokers or dealers in securities or currencies;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

●	certain former citizens or long-term residents of the United States;

●	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

●	persons who hold or receive our common stock pursuant to the exercise of any option or otherwise as compensation;

●	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment); and

●	persons deemed to sell our common stock under the constructive sale provisions of the Code.

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In addition, if a partnership, entity or arrangement classified as a partnership or flow-through entity for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership or other entity. A partner in a partnership or other such entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other such entity, as applicable.

This summary is for informational purposes only and is not tax advice. Each non-U.S. holder is urged to consult its own tax advisor with respect to the application of the U.S. federal income tax laws to its particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal gift or estate tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock that, for U.S. federal income tax purposes, is neither a “U.S. person” nor an entity (or arrangement) treated as a partnership. A “U.S. person” is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

●	an individual who is a citizen or resident of the United States;

●	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, or otherwise treated as such for U.S. federal income tax purposes;

●	an estate whose income is subject to U.S. federal income tax regardless of its source; or

●	a trust (x) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) that has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our common stock. However, following the completion of this offering, if we do make distributions of cash or property on our common stock to non-U.S. holders, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will first constitute a return of capital and will reduce each non-U.S. holder’s adjusted tax basis in our common stock, but not below zero. Any additional excess will then be treated as capital gain from the sale of stock, as discussed under “Gain on Disposition of Common Stock.”

Subject to the discussions below on effectively connected income, backup withholding and the Foreign Account Tax Compliance Act, or FATCA, any dividend paid to a non-U.S. holder generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence. In order to receive a reduced treaty rate, such non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced treaty rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If such non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to such agent, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. Each non-U.S. holder should consult its own tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

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Dividends received by a non-U.S. holder that are treated as effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (and, if an applicable income tax treaty so provides, such non-U.S. holder maintains a permanent establishment or fixed base in the United States to which such dividends are attributable) are generally exempt from the 30% U.S. federal withholding tax, subject to the discussion below on backup withholding and FATCA withholding. To claim this exemption, a non-U.S. holder must provide the applicable withholding agent with a properly executed IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if a non-U.S. holder is a corporation, dividends such non-U.S. holder receives that are effectively connected with its conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence. Each non-U.S. holder should consult its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock, including any applicable tax treaties that may provide for different rules.

Gain on Disposition of Common Stock

Subject to the discussion below regarding backup withholding and FATCA withholding, a non-U.S. holder generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

●	the gain is effectively connected with such non-U.S. holder’s conduct of a U.S. trade or business (and, if an applicable income tax treaty so provides, such non-U.S. holder maintains a permanent establishment or fixed base in the United States to which such gain is attributable);

●	such non-U.S. holder is an individual who is present in the United States for an aggregate 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

●	our common stock constitutes a United States real property interest, or USRPI, by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our U.S. and worldwide real property interests plus our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, your common stock will be treated as U.S. real property interests only if you actually (directly or indirectly) or constructively hold more than 5% of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

A non-U.S. holder described in the first bullet above will be required to pay U.S. federal income tax on the gain derived from the sale (net of certain deductions and credits) under regular graduated U.S. federal income tax rates. In addition, a non-U.S. holder that is a corporation may be subject to the branch profits tax at a 30% rate on a portion of its effectively connected earnings and profits for the taxable year that are attributable to such gain, as adjusted for certain items. A lower rate may be specified by an applicable income tax treaty.

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A non-U.S. holder described in the second bullet above will be subject to tax at 30% (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses of such non-U.S. holder for the taxable year, provided such non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Each non-U.S. holder should consult its own tax advisor regarding any applicable income tax or other treaties that may provide for different rules.

Information Reporting and Backup Withholding

Generally, we or an applicable withholding agent must report annually to the IRS the amount of dividends paid to a non-U.S. holder, such non-U.S. holder’s name and address, and the amount of tax withheld, if any. A similar report is sent to such non-U.S. holder. Pursuant to any applicable income tax treaty or other agreement, the IRS may make such report available to the tax authority in such non-U.S. holder’s country of residence.

Dividends paid by us (or our paying agent) to a non-U.S. holder may also be subject to backup withholding at a current rate of 24%.

Such information reporting and backup withholding requirements may be avoided, however, if such non-U.S. holder establishes an exemption by providing a properly executed, and applicable, IRS Form W-8, or otherwise establishes an exemption. Generally, such information reporting and backup withholding requirements will not apply to a non-U.S. holder where the transaction is effected outside the United States, through a non-U.S. office of a non-U.S. broker. Notwithstanding the foregoing, backup withholding and information reporting may apply, however, if the applicable withholding agent has actual knowledge, or reason to know, that such non-U.S. holder is a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act (FATCA)

Sections 1471 to 1474 of the Code, Treasury Regulations issued thereunder and related official IRS guidance, commonly referred to as FATCA, generally impose a U.S. federal withholding tax of 30% on dividends on our common stock paid to a “foreign financial institution” (as defined under FATCA, and which may include banks, traditional financial institutions, investment funds, and certain holding companies), unless such institution enters into an agreement with the U.S. Department of the Treasury to, among other things, identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined under FATCA), report annually substantial information about such accounts, and withhold on certain payments to non-compliant foreign financial institutions and certain other account holders. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on our common stock paid to a “non-financial foreign entity” (as specially defined under FATCA), unless such entity provides identifying information regarding each of its direct or indirect “substantial United States owners” (as defined under FATCA), certifies that it does not have any substantial United States owners, or otherwise establishes an exemption. Accordingly, the institution or entity through which our common stock is held will affect the determination of whether such withholding is required.

The withholding obligations under FATCA generally apply to dividends on our common stock. Such withholding will apply regardless of whether the beneficial owner of the payment otherwise would be exempt from withholding pursuant to an applicable tax treaty with the United States, the Code, or other exemptions described above. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes.

Under proposed regulations, FATCA withholding on payments of gross proceeds has been eliminated. These proposed regulations are subject to change.

An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Prospective investors are encouraged to consult with their own tax advisors regarding the application of FATCA withholding to their investment in, and ownership and disposition of, our common stock.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice to investors in their particular circumstances. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

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UNDERWRITING

Titan Partners Securities LLC is acting as the underwriter of this offering (the “underwriter”). We have entered into an underwriting agreement dated as of [●], 2026 with the underwriter (the “Underwriting Agreement”). Subject to the terms and conditions of the Underwriting Agreement, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase from us, at the public offering price, less the underwriting discounts set forth herein, the number of shares of common stock set forth in the following table:

Number of Shares of Common Stock
Name
Titan Partners Securities LLC
Total

The underwriter is committed to purchase all shares of common stock offered by us other than those covered by the over-allotment option described below, if any, are purchased. The underwriter is not obligated to purchase the securities covered by the underwriter’s option described below. The underwriter is offering the shares of common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the Underwriting Agreement, such as the receipt by the underwriter of officer’s certificates and legal opinions. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

We have granted the underwriter’s option to the underwriter, which is an option, exercisable one or more times in whole or in part, not later than 30 days after the date of this prospectus, to purchase from us up to an additional shares of common stock at the public offering price of $[●] per share (which equals 15% of the shares of common stock initially sold in this offering), less the underwriting discounts set forth herein to cover over-allotments, if any. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriter to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriter will offer the additional shares of common stock on the same terms as those on which the other shares of common stock are being offered hereunder. If this option is exercised in full, the total offering price to the public will be $[●] and the total net proceeds, before expenses and after the credit to the underwriting commissions described below, to us will be $[●] million (based on the initial offering price of $[●] per share).

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Discounts and Expenses

The following table shows the total underwriting discounts payable to the underwriter by us in connection with this offering (assuming both the exercise in full and non-exercise of the over-allotment option to purchase additional shares of common stock we have granted to the underwriter):

	Per Share		Total Without Exercise of Over-Allotment Option		Total With Exercise of Over- Allotment Option
Public offering price	$	[●]	$	[●]	$	[●]
Underwriting discount (1)(2)	$	[●]	$	[●]	$	[●]
Proceeds, before expenses, to us	$	[●]	$	[●]	$	[●]

(1) Represents underwriting discounts equal to six and one-half percent (6.5%) per share (or $[●] per share).

(2) Does not include (i) a non-accountable expense allowance equal to one-half of one percent (0.5%) of the gross proceeds of this offering, payable to the underwriter, or (ii) the reimbursement of certain expenses of the underwriter.

We paid an advance of $20,000 to the underwriter, which will be applied against the accountable expenses that will be paid by us to the underwriter in connection with this offering. Such advance will be returned to us to the extent not actually incurred by the underwriter in accordance FINRA Rule 5110(g)(4)(A).

The underwriter proposes to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $[●] per share of common stock. After the offering, the public offering price and concession may be changed by the underwriter. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

We have agreed to reimburse the underwriter for reasonable out-of-pocket expenses not to exceed $200,000 in the aggregate (up to $150,000 for legal fees, costs and expenses and up to $50,000 of the underwriter’s non-legal expenses). If this offering is not consummated, we shall reimburse the underwriter for reasonable actual, documented out-of-pocket expenses incurred by the underwriter for up to $50,000, including the fees and disbursements of its counsel. We have also agreed to pay the underwriter a non-accountable expense allowance in the amount of one-half of one percent (0.5%) of the gross proceeds from this offering. We estimate that total expenses payable by us in connection with this offering, other than underwriting discounts, will be approximately $[●].

Discretionary Accounts

The underwriter does not intend to confirm sales of the shares of common stock offered hereby to any accounts over which it has discretionary authority.

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Indemnification

Pursuant to the Underwriting Agreement, we have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriter or such other indemnified parties may be required to make in respect of those liabilities.

Standstill, Lock-Up Agreements and Leak-Out Agreements

We have agreed, subject to certain customary exceptions, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank; or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of common stock, whether any such transaction described in (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of common stock or such other securities, in cash or otherwise, without the prior written consent of the underwriter, for a period of 180 days following the closing date of this offering. This consent may be given at any time without public notice.

In addition, each of our directors and officers have entered into a lock-up agreement with the underwriter. Under the lock-up agreements, the directors and executive officers may not, subject to certain exceptions, directly or indirectly, sell, offer to sell, contract to sell, or grant any option for the sale (including any short sale), grant any security interest in, pledge, hypothecate, hedge, establish an open “put equivalent position” (within the meaning of Rule 16a-1(h) under the Exchange Act), or otherwise dispose of, or enter into any transaction which is designed to or could be expected to result in the disposition of, any of our shares of common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce any intention to do any of the foregoing, without the prior written consent of the underwriter, for a period of 180 days from the closing date of this offering. This consent may be given at any time without public notice.

In addition to the arrangements described above under “Lock-Up Agreements,” each existing stockholder of our company who is not an executive officer or director of the Company (who we refer to as the Leak-Out Holders) will be subject to leak-out agreement restricting sales of certain percentages of their common stock during a period ranging from 30 days to 150 days following the closing of this offering as follows:

(i)	Leak-Out Holders will be permitted to sell or dispose of 10% of their securities after 30 days following the closing of this offering;

(ii)	Leak-Out Holders will be permitted to sell or dispose of an additional 20% of their securities beginning 60 days following the closing of this offering;

(iii)	Leak-Out Holders will be permitted to sell or dispose of an additional 20% of their securities beginning 90 days following the closing of this offering;

(iv)	Leak-Out Holders will be permitted to sell or dispose of an additional 25% of their securities beginning 120 days following the closing of this offering; and

(v)	Leak-Out Holders will be permitted to sell or dispose of the final 25% of their securities beginning 150 days following the closing of this offering.

Underwriter’s Warrants

We have agreed to issue to the underwriter (or its permitted designees) warrants to purchase up to a total of shares of common stock (7.0% of the shares issued in this offering, including the over-allotment, if any). The Underwriter’s Warrants are exercisable at a per share price equal to $[●] per share, or 115% of the initial public offering price per share of common stock issued in this offering (based on the offering price of $[●]). The Underwriter’s Warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(e)(1)(A). The underwriter (or its permitted assignees under Rule 5110(e)(2)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period commencing 180 days from the commencement of sales of the shares of common stock in this offering. The Underwriter’s Warrants will be exercisable at any time, and from time to time, in whole or in part, for a term of five years from the first day of the seventh month after the closing of this offering. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger, or consolidation. The Underwriter’s Warrants do not have any registration rights, but will be freely tradable if sold in a resale pursuant to the requirements of Rule 144.

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Tail Financing

The underwriter will be entitled to the same compensation they would have been entitled to for this offering, including an underwriting discount equivalent to 6.5% of the gross proceeds of any public or private offering or other financing or capital raising transaction of any kind (“Tail Financing”), warrants for the purchase of an amount equal to 7% of the securities issued in the Tail Financing and other expenses, to the extent that such financing or capital is provided to us by investors that the underwriter has introduced to us in connection with this offering, if such Tail Financing is consummated at any time within the twelve (12) month period following the closing of this Offering. The underwriter must demonstrate in writing that the underwriter had first contacted such investors on our behalf. For the avoidance of doubt, the Tail Financing is not applicable if this offering is not consummated. The Tail Financing will be subject to FINRA Rule 5110(g)(5), including that it may be terminated by the Company for cause, which will be a material failure by the underwriter to provide the services as contemplated by the engagement letter between the Company and the underwriter or fraud, gross negligence or willful misconduct by the underwriter.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriter may over-allot in connection with this offering by selling more shares of common stock than are set forth on the cover page of this prospectus. This creates a short position in our common stock for its own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriter is not greater than the number of shares of common stock that it may purchase in the over-allotment option. In a naked short position, the number of shares of common stock involved is greater than the number of shares of common stock in the over-allotment option. To close out a short position, the underwriter may elect to exercise all or part of the over-allotment option. The underwriter may also elect to stabilize the price of our common stock or reduce any short position by bidding for, and purchasing, common stock in the open market.

The underwriter may also impose a penalty bid. This occurs when a particular broker-dealer repays to the underwriter a portion of the underwriting discount received by it because the underwriter has repurchased shares sold by or for the account of such broker-dealer in stabilizing or short covering transactions.

These activities by the underwriter may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. These transactions may be effected on the Nasdaq or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriter and any selling group members may engage in passive market making transactions in our common stock on the Nasdaq in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available on the websites maintained by the underwriter or selling group members, if any, participating in this offering and the underwriter may distribute prospectuses electronically. The underwriter may agree to allocate a number of shares of common stock for sale to its online brokerage account holders. Internet distributions will be allocated by the underwriter that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriter in its capacity as underwriter, and should not be relied upon by investors.

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Other Relationships

The underwriter and its affiliates may in the future provide various investment banking, commercial banking, financial advisory and other services to us and our affiliates for which they may in the future receive customary fees. Except for services provided in connection with this offering, the underwriter has not provided any investment banking or other financial services to us during the 180-day period preceding the date of this prospectus and we do not expect to retain the underwriter to perform any investment banking or other financial services for at least 90 days after the date of this prospectus.

Pricing of the Offering

The shares of common stock are not listed for trading on any exchange or automated quotation system. We intend to apply to list our shares of common stock on the Nasdaq. We anticipate that upon satisfaction of the Nasdaq’s initial listing criteria, our shares of common stock will begin trading on the Nasdaq. No assurance can be given that our listing application will be approved. If we do not meet all of the Nasdaq’s initial listing criteria or our application for listing is not otherwise accepted, we will not consummate this offering.

Prior to this offering, there has been no public market for our shares of common stock. The initial public offering price will be negotiated between us and the underwriter. In determining the initial public offering price of our common stock, we and the underwriter expect to consider a number of factors including: the information set forth in this prospectus and otherwise available to the underwriter; our history and prospects and the history of and prospects for the industry in which we compete; our past and present financial performance; our prospects for future earnings and the present state of our development; the general condition of the securities markets at the time of this offering; the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and additional factors deemed relevant by the underwriter and us.

Neither we nor the underwriter can assure investors that an active trading market will develop for our shares of common stock, or that the shares will trade in the public market at or above the initial public offering price.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

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Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriter is not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this Offering.

Cayman Islands

No invitation, whether directly or indirectly, may be made to the public in the Cayman Islands to subscribe for our securities.

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

●	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

●	to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

●	to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of the Company or any underwriter for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code Monétaire et Financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

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Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2 and D.411-1 to D.411-3, D.744-1, D.754-1; and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1; and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the “ISA”), nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with this Offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

This Offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, “CONSOB” pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

●	to Italian qualified investors, as defined in Article 100 of Decree no.58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

●	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

●	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

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Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissăo do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor has the Company received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by the Company.

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No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Conduct Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to the Company.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

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LEGAL MATTERS

The validity of the issuance of the common stock offered by us in this offering will be passed upon for us by Parsons Behle & Latimer, Reno, Nevada. Certain legal matters will be passed upon for us by Ellenoff Grossman & Schole LLP, New York, New York. The underwriter is being represented by Lucosky Brookman LLP, Woodbridge, New Jersey.

EXPERTS

WithumSmith+Brown, PC (or Withum), our independent registered public accounting firm, has audited our consolidated balance sheets as of October 31, 2025 and 2024, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years ended October 31, 2025 and 2024, as set forth in their report dated June 22, 2026. We have included our consolidated financial statements in this prospectus and in this registration statement in reliance on Withum’ s report given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete, please see the copy of the contract or document that has been filed for the complete contents of that contract or document. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents.

We currently do not file periodic reports with the SEC. Upon the completion of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We also maintain a website at www.laseristech.com. Upon completion of this offering, you may access these materials at our website free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained in, or that can be accessed through, our website is not a part of, and is not incorporated into, this prospectus.

136

F-1

LIS TECHNOLOGIES INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	April 30, 2026	October 31, 2025
	(Unaudited)
ASSETS

Current assets:
Cash	$34,554,530	$33,229,315
Accounts receivable	181,042	181,042
Prepaid expenses and other assets	416,875	534,992
Total current assets	35,152,447	33,945,349

Right-of-use assets	513,116	534,373
Property, plant and equipment	17,012,794	2,025,847
In-process research and development	1,679,532	1,240,586
Total assets	$54,357,889	$37,746,155

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$3,925,998	$1,448,215
Due to related parties	47,000	-
Lease liabilities, current	45,142	43,378
Total current liabilities	4,018,140	1,491,593

Lease liabilities, non-current	467,974	490,995
Acquisition consideration payable in equity	12,800,000	9,600,000
Deferred tax liability	438,946	-
Total liabilities	17,725,060	11,582,588

Stockholders’ Equity
Preferred stock, $0.0001 par value; 25,000,000 shares authorized as of April 30, 2026 and October 31, 2025; none issued and outstanding as of April 30, 2026 and October 31, 2025	-	-
Common stock, $0.0001 par value; 275,000,000 shares authorized; 66,031,408 and 56,575,067 shares issued and outstanding as of April 30, 2026 and October 31, 2025, respectively.	6,603	5,658
Additional paid-in capital	97,746,102	61,888,613
Accumulated deficit	(61,119,876)	(35,730,704)
Total stockholders’ equity	36,632,829	26,163,567
Total liabilities and stockholders’ equity	$54,357,889	$37,746,155

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

LIS TECHNOLOGIES INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Three Months Ended	For the Three Months Ended	For the Six Months Ended	For the Six Months Ended
	April 30, 2026	April 30, 2025	April 30, 2026	April 30, 2025
Operating expenses
General and administrative	$(1,903,058)	$(2,069,318)	$(13,203,827)	$(8,055,898)
Research and development	(5,936,657)	(244,894)	(9,505,792)	(1,013,315)
Loss from operations	(7,839,715)	(2,314,212)	(22,709,619)	(9,069,213)

Change in fair value of acquisition consideration payable in equity	(1,600,000)	(3,360,000)	(3,200,000)	(3,360,000)

Other Non-Operating Items
Other income	270,445	361,254	520,447	553,934
Net loss	$(9,169,270)	$(5,312,958)	$(25,389,172)	$(11,875,279)

Net loss per share of common stock:
Basic	$(0.14)	$(0.10)	$(0.42)	$(0.24)
Diluted	$(0.14)	$(0.10)	$(0.42)	$(0.24)

Weighted-average shares of common stock outstanding:
Basic	64,049,769	52,598,303	60,768,343	50,299,368
Diluted	64,049,769	52,598,303	60,768,343	50,299,368

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

LIS TECHNOLOGIES INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Unaudited)

For the Three and Six Months Ended April 30, 2026

	Shares	Common Stock Amount	Additional paid-in capital	Accumulated deficit	Stockholders’ Equity
Balance as of October 31, 2025	56,575,067	$5,658	$61,888,613	$(35,730,704)	$26,163,567
Common stock issuances	4,885,396	488	17,098,424	-	17,098,912
Equity-based compensation	-	-	7,475,243	-	7,475,243
Net loss	-	-	-	(16,219,902)	(16,219,902)
Balance as of January 31, 2026 (unaudited)	61,460,463	$6,146	$86,462,280	$(51,950,606)	$34,517,820
Common stock issuances	1,781,945	178	7,127,602	-	7,127,780
Shares issued for equity-based compensation	750,000	75	2,999,925	-	3,000,000
Exercise of stock options	2,039,000	204	1,156,295	-	1,156,499
Net loss	-	-	-	(9,169,270)	(9,169,270)
Balance as of April 30, 2026 (unaudited)	66,031,408	$6,603	$97,746,102	$(61,119,876)	$36,632,829

For the Three and Months Ended April 30, 2025

	Shares	Common Stock Amount	Additional paid-in capital	Share subscriptions	Accumulated deficit	Stockholders’ Equity
Balance as of October 31, 2024	40,058,657	$4,006	$22,041,508	$7,734,972	$(14,191,378)	$15,589,108
Common stock issuances	12,539,646	1,254	22,570,132	-	-	22,571,386
Equity-based compensation	-	-	5,347,102	-	-	5,347,102
Share subscriptions	-	-	-	(7,734,800)	-	(7,734,800)
Net loss	-	-	-	-	(6,562,321)	(6,562,321)
Balance as of January 31, 2025 (unaudited)	52,598,303	$5,260	$49,958,742	$172	$(20,753,699)	$29,210,475
Common stock issuances	-	-	-	11,228,412	-	11,228,412
Net loss	-	-	-	-	(5,312,958)	(5,312,958)
Balance as of April 30, 2025 (unaudited)	52,598,303	$5,260	$49,958,742	$11,228,584	$(26,066,657)	$35,125,929

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

LIS TECHNOLOGIES INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended	For the Six Months Ended
	April 30, 2026	April 30, 2025
OPERATING ACTIVITIES
Net loss	$(25,389,172)	$(11,875,279)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity-based compensation	10,475,243	5,347,102
Amortization of right-of-use assets	21,256	19,628
Change in fair value of acquisition consideration payable in equity	3,200,000	3,360,000
Deferred tax liability	438,946	-
Change in assets and liabilities:
Accounts receivable	-	(159,920)
Prepaid expenses and other assets	118,116	-
Accounts payable and accrued liabilities	2,477,784	70,177
Due to related parties	47,000	-
Lease liabilities	(21,256)	(19,628)
Net cash used in operating activities	(8,632,083)	(3,257,920)

INVESTING ACTIVITIES
In-process research and development	(438,946)	-
Purchases of property, plant and equipment	(14,986,947)	(615,794)
Net cash used in investing activities	(15,425,893)	(615,794)

FINANCING ACTIVITIES
Proceeds from common stock issuances	24,226,692	33,799,798
Proceeds from exercise of stock options	1,156,499	-
Decrease in stock subscriptions	-	(7,734,800)
Net cash provided by financing activities	25,383,191	26,064,998

Net increase in cash	1,325,215	22,191,284
Cash, beginning of period	33,229,315	16,629,575
Cash, end of period	$34,554,530	$38,820,859

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

1. ORGANIZATION AND OPERATIONS AND BASIS OF PRESENTATION

LIS Technologies Inc. (“LIST” or the “Company”) was originally incorporated under the laws of the province of British Columbia, Canada, on December 31, 2021. On September 27, 2023, the Company completed its continuation and domestication from the Province of British Columbia, Canada, to the State of Nevada, USA. The Company is headquartered in Oak Ridge, Tennessee.

The Company is a developer of a patented advanced laser and other proprietary technologies, making use of infrared wavelengths to selectively excite the molecules of desired isotopes to separate them from other isotopes. The Company intends to progress its research and development of its laser technology to be used in a vast range of applications such as for production of Low Enriched Uranium (“LEU”) for use in existing civilian nuclear power plants, for production of High-Assay LEU for use in the next generation of Small Modular Reactors and Microreactors, for the production of stable isotopes for medical and scientific research, and applications in quantum computing manufacturing for semiconductor technologies.

These unaudited condensed consolidated financial statements include the accounts of LIS Technologies Inc. (formerly known as SMR Nuclear Energy Inc.) and its wholly-owned subsidiary, CRISLA, Inc., which is incorporated in California. On June 26, 2024, the Company’s former wholly-owned subsidiary, Laser Isotope Separation Technologies Corp. (a Nevada corporation), was merged with and into LIS Technologies Inc., with LIS Technologies Inc. as the surviving entity, at which point Laser Isotope Separation Technologies Corp. ceased to exist as a separate legal entity.

Liquidity

These unaudited condensed consolidated financial statements have been prepared on a going-concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business. As of April 30, 2026, the Company had working capital of $31,134,307, net loss of $25,389,172 for the six months ended April 30, 2026, accumulated deficit of $61,119,876 and negative cash flows from operations of $8,632,083 for the six months ended April 30, 2026.

The Company has not generated any revenue to date and does not expect to generate meaningful revenue unless and until it completes development, regulatory licensing and commercialization of its laser enrichment technology. The Company has incurred recurring losses and negative cash flows from operations since inception.

The Company will require additional capital to execute its current operating plan, which includes CRISLA Process laboratory activities, development of other proprietary processes and systems, and facility development. Under its current operating plan, the Company’s existing cash is expected to fund operations only into the first quarter of fiscal 2027. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Management intends to fund its projected capital requirements through additional financing, which may include equity or debt financings, strategic investments, commercial arrangements or other sources of capital. There can be no assurance that such financing will be available on acceptable terms, if at all, and because these arrangements are outside the Company’s control, they have not been considered in management’s evaluation. However, a substantial portion of the Company’s planned expenditures is discretionary, and management has the ability and intent, if financing is not obtained on a timely basis, to defer or sequence those expenditures (including scaled facility development and a substantial portion of planned CRISLA Process laboratory activities) such that existing cash is sufficient to fund the Company’s non-discretionary operating expenses and commitments for at least one year after the date these financial statements are issued. Management has concluded that these plans alleviate the substantial doubt.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. References to ASC and ASU included herein refer to the Accounting Standards Codification and Accounting Standards Update established by the Financial Accounting Standards Board (“FASB”) as the source of authoritative U.S. GAAP. The unaudited condensed consolidated financial statements include the accounts of LIST and its wholly owned subsidiary (CRISLA, Inc). All intercompany transactions and balances have been eliminated in consolidation.

In management’s opinion, the unaudited condensed consolidated financial statements have been prepared on the same basis as the Company’s annual audited consolidated financial statements. They included all adjustments, consisting of only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of April 30, 2026, and its results of operations for the six months ended April 30, 2026 and 2025 and cash flows for the six months ended April 30, 2026 and 2025. The results for the six months ended April 30, 2026 are not necessarily indicative of the results expected for the year or any other periods. The condensed consolidated balance sheet as of October 31, 2025 has been derived from the Company’s audited consolidated financial statements.

F-6

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates, judgments, and assumptions. The Company believes that the estimates, judgments, and assumptions made when accounting for items and matters such as, but not limited to, equity-based compensation, contingencies, and the incremental borrowing rates used to measure lease liabilities are reasonable based on information available at the time they are made. These estimates, judgments, and assumptions can affect the reported amounts of assets and liabilities as of the date of the unaudited condensed consolidated financial statements, as well as amounts reported on the unaudited condensed consolidated statements of operations during the periods presented. Actual results could differ from those estimates.

Fair Value Measurement

The Company measures certain financial assets and liabilities at fair value. Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the Company uses a three-level hierarchy, which prioritizes fair value measurements based on the types of inputs used for the various valuation techniques (market approach, income approach and cost approach). The levels of hierarchy are described below.

Level 1 – Quoted prices in active markets for identical instruments.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Financial assets and liabilities are classified in their entirety based on the most stringent level of input that is significant to the fair value measurement. The carrying amount of certain financial instruments, including prepaid expenses and accounts payable, approximates fair value due to their short maturities. The Company also measures certain liabilities at fair value on a recurring basis. The contingent consideration payable in equity arising from the acquisition of CRISLA, Inc. is classified as Level 3 in the fair value hierarchy, as its valuation is derived from unobservable inputs including probability-weighted milestone assessments and management assumptions regarding future outcomes.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash balances at a financial institution, and such amounts exceeded federally insured limits at April 30, 2026 and October 31, 2025. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.

F-7

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Prepaid Expenses and Other Assets

Prepaid expenses and other assets primarily relate to payments made to consultants and vendors in advance of the service being provided.

Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and impairment charges. Depreciation is computed using the straight-line method over the estimated useful lives of the assets once they are placed in service. When components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment and depreciated separately.

Land is carried at cost and is not depreciated. Construction in progress represents costs incurred for assets that are not yet placed in service. Construction in progress is not depreciated until the related assets are completed and ready for their intended use, at which point the balance is reclassified to the appropriate asset category and depreciation begins.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount and are recognized in earnings.

In-Process Research and Development

In-process research and development (“IPR&D”) represents the cost of technology acquired in an asset acquisition for use in the Company’s research and development activities. Under ASC 730, acquired intangible assets used in research and development are capitalized if they have alternative future uses; otherwise, the cost is expensed. The Company capitalized the acquired laser isotope separation technology because, at the acquisition date, the Company had identified and documented alternative future uses outside of uranium enrichment, including the production of medical isotopes. Research and development costs incurred after acquisition are expensed as incurred.

In an asset acquisition, the cost of the acquisition, including the fair value of any share consideration and contingent consideration expected to be paid, is allocated to the assets acquired based on their relative fair values at the acquisition date. The Company’s IPR&D was acquired on August 9, 2023 through the acquisition of CRISLA, Inc. No independent valuation or discounted cash flow model was used to measure the IPR&D. Because the parties had no prior relationship and negotiated the acquisition at arm’s length, the Company determined that the total purchase consideration of $1,245,434 represented the best evidence of the fair value of the assets acquired. The principal estimates and assumptions in measuring that consideration were: (i) the fair value of the Company’s common shares, which was measured at $0.093 (CAD $0.125) per share based on cash sales of common stock to third parties during August 2023, as no active market for the shares existed; and (ii) the Company’s assessment that all four milestones underlying the 3,200,000 contingent consideration shares would be achieved, on which basis the contingent shares were included in the acquisition cost at full value. After allocating $4,848 to cash acquired, the remaining $1,240,586 was allocated to IPR&D.

Capitalized IPR&D is not amortized until the associated research and development efforts is complete and the technology is available for its intended use, at which point the Company will determine a useful life and amortize the asset over that life. If the development effort is abandoned, the asset is written off. IPR&D is tested for impairment annually and whenever events or changes in circumstances indicate it is more likely than not that the asset is impaired. Management has not identified any indicators that would suggest any impairment of the IPR&D. An impairment loss is recognized for the amount by which the carrying amount exceeds fair value.

Leases

The Company recognizes right-of-use assets and lease liabilities for leases with terms greater than 12 months. Leases are classified as either finance or operating leases. This classification dictates whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. As of April 30, 2026 and October 31, 2025, the Company has one long-term operating lease.

Long-term leases (leases with initial terms greater than 12 months) are capitalized at the present value of the minimum lease payments not yet paid. The Company uses its incremental borrowing rate to determine the present value of the lease when the rate implicit in the lease is not readily determinable.

Short-term leases (leases with an initial term of 12 months or less or leases that are cancelable by the lessee and lessor without significant penalties) are not capitalized but are expensed on a straight-line basis over the lease term. The Company had a short-term lease related to lab and office facilities which did not meet the criteria for capitalization during the six months ended April 30, 2026 and 2025.

Equity-Based Compensation

Equity-based compensation is measured using a fair value-based method for all equity-based awards. The cost of awarded equity instruments is recognized based on each instrument’s grant-date fair value over the period during which the award vests.

F-8

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Research and Development

Research and development expenses represent costs incurred for designing and engineering products, including the costs of developing design tools. All research and development costs related to product development are expensed as incurred.

Legal Contingencies

The Company is not presently involved in any legal proceedings. The Company records liabilities for losses from legal proceedings when it determines that it is probable that the outcome in a legal proceeding will be unfavorable, and the amount of loss can be reasonably estimated.

Income Taxes

 Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when it is “more likely-than-not” that deferred tax assets will not be realized. On a regular basis, the Company evaluates the recoverability of deferred tax assets and the need for a valuation allowance. Such evaluations involve the application of significant judgment. The Company considers multiple factors in its evaluation of the need for a valuation allowance.

For uncertain tax positions that meet a “more likely-than-not” threshold, the Company recognizes the benefit of uncertain tax positions in the unaudited condensed consolidated financial statements. The Company’s practice is to recognize interest and penalties, if any, related to uncertain tax positions in income tax expense in the unaudited condensed consolidated statements of operations. As of April 30, 2026 and October 31, 2025, the Company does not believe it has any uncertain tax positions that would require either recognition or disclosure in the accompanying unaudited condensed consolidated financial statements.

There are currently no pending tax examinations. The Company’s tax years are still open under statute from 2022 to the present in the U.S. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service and state and local tax authorities to the extent utilized in a future period.

As required by the uncertain tax position guidance in ASC No. 740, Income Tax the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company applied the uncertain tax position guidance in ASC No. 740, Accounting for Income to all tax positions for which the statute of limitations remained open. Any estimates of tax contingencies contain assumptions and judgments about potential actions by taxing jurisdictions. Any interest and penalties related to uncertain tax positions would be included as part of the income tax provision. For six months ended April 30, 2026 and 2025, there are no uncertain tax positions.

On July 4, 2025, the One Big Beautiful Bill was enacted (“OBBBA”), introducing significant and wide-ranging changes to the U.S. federal tax system. Significant components include restoration of 100% accelerated tax depreciation on qualifying property including expansion to cover qualified production property. Another major aspect includes the return to immediate expensing of domestic research and experimental expenditures (“R&E”) which in some cases may include retroactive application back to 2022 for businesses with gross receipts of less than $31 million or accelerated tax deductions of R&E that was previously capitalized for larger businesses. The legislation also reinstates EBITDA-based interest deductions for tax purposes and makes several business tax incentives permanent. Less favorable business provisions include limitations on tax deductions for charitable contributions.

During the six months ended April 30, 2026, the Company finalized its historical income tax returns. In connection with those returns and the tax positions taken, the Company increased its in-process research and development and related deferred tax liability amounts of approximately $439,000. In addition, its deferred tax assets and related valuation allowance decreased by approximately $2.6 million. These have been reflected within these interim condensed financial statements. There was no impact to the statements of operations based upon the income tax return filings.

F-9

Net Loss per Share

Basic earnings attributable to common stockholders is computed by dividing reported net loss attributable to common shareholders by the weighted-average number of common shares outstanding during the reporting period. Diluted earnings per share attributable to common shareholders is computed by dividing reported net loss attributable to common shareholders by the sum of the weighted-average number of common shares and the number of dilutive potential common share equivalents outstanding during the period. Potential dilutive common share equivalents consist of the incremental common shares issuable upon the exercise of share options and the incremental shares issuable upon conversion of similar instruments.

Net Loss per Share (Continued)

In computing diluted earnings per share, common share equivalents are not considered in periods in which a net loss is reported, as the inclusion of the common share equivalents would be anti-dilutive.

Shares which have been excluded from diluted per share amounts because their effect would have been anti-dilutive are as follows as of January 31:

	2026	2025
Stock options	27,320,000	24,712,000

Operating Segments

For the six months ended April 30, 2026 and 2025, the Company was managed as a single operating segment in accordance with the provisions in the Financial Accounting Standards Board (“FASB”) guidance on segment reporting, which establishes standards for, and requires disclosure of, certain financial information related to reportable operating segments and geographic regions. Furthermore, the Company determined that the Company’s Chairman and Chief Executive Officer is the Chief Operating Decision Maker, as he is responsible for making decisions regarding the allocation of resources and assessing performance as well as for strategic operational decisions and managing the organization as a whole.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all Accounting Standards Updates issued by the FASB. There are no accounting pronouncements which have been issued but are not yet effective that would have a material impact on the Company’s unaudited condensed consolidated financial statements.

3. RELATED PARTIES

On August 8, 2024, NANO Nuclear Energy Inc. purchased 2,666,667 shares of the Company’s common stock at $0.75 per share, resulting in total proceeds of $2,000,000. NANO Nuclear Energy Inc. is considered a related party as the Company and NANO Nuclear Energy Inc. share a common founder, officer and significant shareholder (Mr. Jay Jiang Yu).

The Company leases office and laboratory space in Oak Ridge, Tennessee from NANO Nuclear Energy Inc. under a lease agreement at $7,000 per month. Lease expense related to this agreement was $21,000 and $42,000 for the three and six months ended April 30, 2026.

For the six months ended April 30, 2026, the company incurred fees of $60,000 payable to Udyr Tech LLC. As of April 30, 2026, 30,000 was payable to Udyr Tech LLC, of which $20,000 related to services for May 2026 and June 2026.

As of April 30, 2026, the Company had $47,000 due to related parties, consisting of $10,000 due to Mr. Eerkens for April 2026 consulting services, which was paid on May 1, 2026, $7,000 due to NANO Nuclear Energy Inc. for the April 2026 lease payment, which was paid on May 4, 2026; and $30,000 due to Udyr Tech LLC, paid on May 5, 2026.

4. OTHER INCOME

During the six months ended April 30, 2026, the Company earned interest income of $270,445 on its cash held at a financial institution. During the six months ended April 30, 2025, the Company earned interest income of $479,068 on its cash held at a financial institution. The company also earned other income of $74,866 during the six months ended April 30, 2025, related to a U.S. Air Force Small Business Innovation Research award. These amounts are included in other income in the accompanying Statements of Operations.

5. EQUITY

Reverse Stock Split

On April 22, 2024, the Board of Directors of the Company (the “Board of Directors”) approved a reverse stock split on the basis of one (1) share of common stock, par value $0.0001 per share, for every two and one half (2.5) shares previously outstanding. The number of authorized shares of common stock was reduced from 200,000,000 to 80,000,000, and the par value per share remained unchanged. Fractional shares were rounded up to the nearest whole share. All share and per-share amounts have been retroactively adjusted to reflect the reverse stock split.

F-10

5. EQUITY (Continued)

Common and Preferred Stock

On June 15, 2024, the Board of Directors and holders of a majority of the Company’s outstanding voting stock approved an amendment to the Articles of Incorporation increasing the authorized shares of common stock from 80,000,000 to 275,000,000 and decreasing the authorized shares of preferred stock from 100,000,000 to 25,000,000, with the total authorized shares remaining at 300,000,000. All shares carry a par value of $0.0001 per share. Holders of common stock are entitled to one vote per share.

Issuance of Common Stock for Cash

Seed Round

The first tranche of the Seed Round was completed in March 2024 and was comprised of 1,740,756 shares of common stock at a price of $0.75 per share for proceeds of $1,305,567. The second tranche of the Seed Round was completed in August 2024 and was comprised of 14,091,845 shares of common stock at a price of $0.75 per share for proceeds of $10,568,884. During the year ended October 31, 2024, the Company sold a total of 15,832,601 shares of common stock at a price of $0.75 per share for total proceeds of $11,874,451 as part of the Company’s Seed Round.

Angel Round

As of October 31, 2024, the Company received $7,734,972 in subscriptions as part of the Angel Round, and during November 2024 and December 2024, the Company received $14,836,391 in subscriptions. In December 2024, the Angel Round was completed and the Company issued 12,539,646 shares of common stock at a price of $1.80 per share for proceeds of $22,571,386 as part of the Company’s Angel Round.

Series A

During the year ended October 31, 2025, the Company sold 3,976,764 shares of common stock at a price of $3.00 per share for proceeds of $11,930,292 as part of the Company’s Series A financing.

Series B

During the three months ended January 31, 2026, the Company sold 4,885,396 shares of common stock at a price of $3.50 per share for proceeds of $17,098,912 as part of the Company’s Series B financing.

Series C

In March 2026, the Company sold 1,781,945 shares of common stock at a price of $4.00 per share for proceeds of $7,127,780.

Equity-Based Compensation

Issuance of Common Stock for Consulting fees

During the year ended October 31, 2024, the Company issued to nine consultants an aggregate of 1,005,000 shares of common stock with an aggregate fair value of $753,750. These amounts represent equity-based compensation and were recorded within operating expenses. The fair value of shares is determined by reference to recent cash sales of common stock to third parties, or by the value of services rendered as indicated in the corresponding consulting agreements where the fair value of the equity is not readily determinable.

F-11

5. EQUITY (Continued)

Stock-Based Compensation

For the six months ended April 30, 2026 and 2025, the Company utilized the Black-Scholes valuation model to determine the fair value of stock option grants using the following assumptions: 1) stock price based on recent sales of common stock to unrelated parties; 2) expected volatility estimated using the historical volatility of a comparable publicly traded company; 3) expected dividend yield of 0%, as the Company has not paid and does not expect to pay dividends; 4) risk-free rate based on the United States Treasury yield curve in effect at the time of the grant; and 5) expected term estimated based on the vesting and contractual term of the stock option grant.

During the three months ended January 31, 2026, the Company issued 4,647,000 fully vested stock options with an exercise price of $3.00 per common share and with an expiry date of November 10, 2031. The 4,647,000 options were valued at $7,475,243 based on a Black-Scholes valuation with the following assumptions: Risk-free interest rate: 3.81%; expected life of options: 3 years; estimated volatility: 79.44%; dividend rate: 0%. During the three months ended January 31, 2025, the Company issued 5,457,000 fully vested stock options with an exercise price of $1.80 per common share and with an expiry date of January 6, 2031. The 5,457,000 options were valued at $5,347,102 based on a Black-Scholes valuation with the following assumptions: Risk-free interest rate: 4.47%; expected life of options: 3 years; estimated volatility: 80.12%; dividend rate: 0%. No stock options were issued during the three months ended April 30, 2025.

During the three months ended April 30. 2026, 2,039,000 stock options were exercised for aggregate proceeds of $1,156,499

For the six months ended April 30, 2026, $5,453,211 of equity-based compensation was recorded within general and administrative expenses and $5,022,032 of equity-based compensation was recorded within research and development expenses. For the six months ended April 30, 2025, $4,857,171 of equity-based compensation was recorded within general and administrative expenses and $489,931 of equity-based compensation was recorded within research and development expenses.

F-12

5. EQUITY (Continued)

Option Activity

A summary of cumulative option activity under the 2023 Plan is as follows:

	Options outstanding
		Weighted average	Weighted average	Aggregate
	Number of	exercise price	contractual term	intrinsic value
	shares	per share	(in years)	(in thousands)

Outstanding – October 31, 2023	—	$—	—	$—
Options granted	19,255,000	0.69	11.03	8,041
Outstanding – October 31, 2024	19,255,000	$0.69	10.64	$8,041
Options granted	5,457,000	1.80	6.00	5,347
Outstanding – October 31, 2025	24,712,000	$0.94	8.65	$13,388
Options granted	4,647,000	3.00	6.00	7,475
Outstanding – January 31, 2026	29,359,000	$1.26	7.99	$20,863

Options granted	—	—	—	—
Options exercised	(2,039,000)	0.57	—	355
Outstanding – April 30, 2026	27,320,000	$1.32	8.14	$20,508

During the three months ended April 30, 2026, 2,039,000 options were exercised for aggregate cash proceeds of $1,156,499.

6. ACQUISITION OF CRISLA

On August 9, 2023, the Company completed the acquisition of CRISLA, Inc. (“CRISLA”). Pursuant to the acquisition agreement, the Company purchased all of the issued and outstanding common shares of CRISLA in consideration for $1,245,434, of which $500,000 was paid in cash, $447,260 (CAD $600,000) was paid with 4,800,000 common shares issued on August 9, 2023 to the former CRISLA shareholders (the “CRISLA Closing Consideration Shares”), and 3,200,000 common shares will be issued in the future upon the successful completion of milestones described below (the “CRISLA Contingent Consideration Shares”). On August 9, 2023, the CRISLA closing Consideration Shares and CRISLA Contingent Consideration Shares were valued at a price of $0.093 (CAD $0.125) per share being the price paid in cash sales of common stock to third parties that took place during August 2023. The Company performed an assessment under ASC 805 and applied the relevant screen tests and guidance and accounted for the transaction as an asset acquisition. The cost of the transaction was allocated to the individually identified assets based on their relative fair values. On August 9, 2023, the CRISLA Contingent Consideration Shares were valued at $298,174 (CAD $400,000). The total purchase consideration of $1,245,434 was allocated to the assets acquired based on their relative fair values on the acquisition date, consisting of $4,848 to cash and $1,240,586 to in-process research and development. During the year ended October 31, 2025, the Company recognized a $7,200,000 loss due to the change in fair value of the CRISLA Contingent Consideration Shares, based on a price of $3.00 per share being the price paid in cash sales of common stock to third parties that took place during May 2025. At October 31, 2025, the Company had consideration payable of $9,600,000 due to the former CRISLA shareholders. At April 30, 2026, the Company had consideration payable of $12,800,000 due to the former CRISLA shareholders. For the three and six months ended April 30, 2026, the Company recognized a change in fair value of contingent consideration of $1,600,000 and $3,200,000.

For the three and six months ended April 30, 2025, the Company recognized a change in fair value of contingent consideration of $3,360,000 and $3,360,000. For the three and six months ended April 30, 2026, the Company recognized a change in fair value of contingent consideration of $1,600,000 and $3,200,000. During the six months ended April 30, 2026, the Company finalized its historical income tax returns. In connection with those returns and the tax positions taken, the Company increased its in-process research and development by $438,946. At April 30, 2026 the Company had an in-process research and development asset of $1,679,532.

F-13

6. ACQUISITION OF CRISLA (Continued)

The CRISLA Contingent Consideration Shares will be issued in tranches upon the successful completion of four milestones (800,000 common shares to be issued at each of the four milestones for a total of 3,200,000 common shares). The Company estimates that these four milestones will be achieved and therefore included the CRISLA Contingent Consideration Shares as part of the CRISLA acquisition cost. There is a potential cash payment due to the former CRISLA shareholders of up to $10 million (less the fair value of the total shares issued to the former CRISLA shareholders) after the fourth milestone, unless the future value of the total shares received by the former CRISLA shareholders has a future fair value equal to $10 million after the fourth milestone, which would result in no additional consideration being payable. The Company has estimated that the future fair value of both the CRISLA Closing Consideration Shares and the CRISLA Contingent Consideration Shares will be above $10 million upon completion of the fourth milestone based on the estimated fair value of the Company’s common shares at April 30, 2026 being the price paid in cash sales of common stock to third parties that took place as of April 30, 2026. The former CRISLA shareholders will earn royalties payable in the future that will be equal to 5% of annual net sales revenue and such royalties would be treated as an operating expense during the periods when the royalties are earned.

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

	April 30, 2026	October 31, 2025
Land (LIST Island)	$8,011,677	$
Construction in Progress (203 Victorius)	3,412,151		2,025,847
Construction in Progress (LEU-3 Facility)	5,588,966
Total property, plant and equipment	17,012,794		2,025,847
Less: accumulated depreciation
Property, plant and equipment, net	$17,012,794		$2,025,847

Land is carried at cost and is not depreciated. Construction in progress is not depreciated until the related assets are completed and placed in service. No depreciation expense was recorded during the periods presented because no depreciable assets had been placed in service. During the period ended January 31, 2026, the Company acquired the LIST Island land and began capitalizing pre-construction, design, and development costs related to the planned uranium enrichment commercial facility (“LEU-3 Facility”). Physical construction of the LEU-3 Facility had not commenced as of April 30, 2026. No depreciation expense was recorded during the periods presented because no depreciable assets had been placed in service.

8. SUBSEQUENT EVENTS

The Company has evaluated all events or transactions that occurred after April 30, 2026 through the date that the unaudited condensed consolidated financial statements were available to be issued. During this period, there were no material subsequent events requiring disclosure except those listed below.

On July 27, 2026, the Company completed the purchase of real property located at 150 Americus Ave. (K-1580), Oak Ridge, Tennessee, consisting of land and an existing building, for a purchase price of approximately $6,200,000. The purchase was funded entirely with cash on hand, with no financing obtained. A deposit of $50,000 paid in July 2026 was applied against the purchase price at closing. The property is adjacent to the K-1330 facility the Company leases from a related party. The Company intends to renovate the building prior to occupancy.

The transaction will be accounted for as an asset acquisition, with the purchase price and directly attributable transaction costs allocated between land and building based on relative fair values. The allocation has not been finalized as of the date of these unaudited financial statements.

F-14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

LIS Technologies Inc. and Subsidiaries:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of LIS Technologies Inc. and Subsidiaries (the “Company”) as of October 31, 2025 and 2024, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended October 31, 2025 and 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of October 31, 2025 and 2024, and the consolidated results of its operations and its cash flows for each of the years ended October 31, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2025.

New York, New York

June 22, 2026

F-15

LIS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	October 31, 2025	October 31, 2024

ASSETS

Current assets:
Cash	$33,229,315	$16,629,575
Accounts receivable	181,042	-
Prepaid expenses and other assets	534,992	-
Total current assets	33,945,349	16,629,575

Right-of-use assets	534,373	574,426
Property, plant and equipment	2,025,847	203,877
In-process research and development	1,240,586	1,240,586
Total assets	$37,746,155	$18,648,464

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$1,448,215	$84,930
Lease liabilities, current	43,378	40,053
Total current liabilities	1,491,593	124,983

Lease liabilities, non-current	490,995	534,373
Acquisition Consideration payable in equity	9,600,000	2,400,000
Total liabilities	11,582,588	3,059,356

Stockholders’ Equity
Preferred stock, $0.0001 par value per share; 25,000,000 authorized as of October 31, 2025 and 2024, respectively; none issued and outstanding as of October 31, 2025 and 2024, respectively
Common stock, $0.0001 par value per share; 275,000,000 authorized as of October 31, 2025 and 2024, respectively;
56,575,067 and 40,058,657 shares issued and outstanding as of October 31, 2025 and 2024, respectively	5,658	4,006
Stock subscriptions	-	7,734,972
Additional paid-in capital	61,888,613	22,041,508
Accumulated deficit	(35,730,704)	(14,191,378)
Total stockholders’ equity	26,163,567	15,589,108
Total liabilities and stockholders’ equity	$37,746,155	$18,648,464

The accompanying notes are an integral part of these consolidated financial statements.

F-16

LIS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended October 31, 2025	For the Year Ended October 31, 2024
Operating expenses
General and administrative	$(11,878,208)	$(10,219,054)
Research and development	(3,873,605)	(1,424,000)
Loss from operations	(15,751,813)	(11,643,054)

Change in fair value of acquisition consideration payable in equity	(7,200,000)	(2,101,826)

Other non-operating items
Other income	1,412,487	64,157
Net loss	$(21,539,326)	$(13,680,723)

Net loss per share of common stock:
Basic	$(0.40)	$(0.50)
Diluted	$(0.40)	$(0.50)

Weighted-average shares of common stock outstanding:
Basic	53,305,878	27,619,203
Diluted	53,305,878	27,619,203

The accompanying notes are an integral part of these consolidated financial statements.

F-17

LIS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Year Ended October 31, 2025

	Common Shares	Common Stock Amount	Additional Paid-in Capital	Share Subscriptions	Accumulated Deficit	Total
Balance as of October 31, 2024	40,058,657	$4,006	$22,041,508	$7,734,972	$(14,191,378)	$15,589,108
Common stock issuances	16,516,410	1,652	34,500,003	(7,734,972)	-	26,766,683
Equity-based compensation	-	-	5,347,102	-	-	5,347,102
Net loss	-	-	-	-	(21,539,326)	(21,539,326)
Balance as of October 31, 2025	56,575,067	$5,658	$61,888,613	-	$(35,730,704)	$26,163,567

For the Year Ended October 31, 2024

	Common Shares	Common Stock Amount	Additional Paid-in Capital	Share Subscriptions	Accumulated Deficit	Total
Balance as of October 31, 2023	23,221,056	$2,322	$1,374,357	$10,000	$(510,655)	$876,024
Common stock issuances	15,832,601	1,583	11,872,868	-	-	11,874,451
Equity-based compensation	1,005,000	101	8,794,283	-	-	8,794,384
Share subscriptions	-	-	-	7,724,972	-	7,724,972
Net loss	-	-	-	-	(13,680,723)	(13,680,723)
Balance as of October 31, 2024	40,058,657	$4,006	$22,041,508	$7,734,972	$(14,191,378)	$15,589,108

The accompanying notes are an integral part of these consolidated financial statements.

F-18

LIS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended October 31, 2025	For the Year Ended October 31, 2024

OPERATING ACTIVITIES
Net loss	$(21,539,326)	$(13,680,723)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity-based compensation	5,347,102	8,794,384
Amortization of right-of-use assets	40,053	6,371
Change in fair value of acquisition consideration payable in equity	7,200,000	2,101,826
Change in assets and liabilities:
Accounts receivable	(181,042)	-
Prepaid expenses	(534,992)	-
Accounts payable and accrued liabilities	1,363,285	(413,678)
Lease liabilities	(40,053)	(6,371)
Net cash used in operating activities	(8,344,973)	(3,198,191)

INVESTING ACTIVITIES
Purchases of property, plant and equipment	(1,821,970)	(203,877)
Net cash used in investing activities	(1,821,970)	(203,877)

FINANCING ACTIVITIES
Proceeds from common stock issuances	26,766,683	11,874,451
Proceeds from stock subscriptions	-	7,724,972
Net cash provided by financing activities	26,766,683	19,599,423

Net increase in cash	16,599,740	16,197,355
Cash, beginning of year	16,629,575	432,220
Cash, end of year	$33,229,315	$16,629,575

Non-cash transactions:
Inception of Right-of-Use Asset / Lease Liability	$-	$580,797

The accompanying notes are an integral part of these consolidated financial statements.

F-19

1. ORGANIZATION AND OPERATIONS AND BASIS OF PRESENTATION

LIS Technologies Inc. (“LIST” or the “Company”) was originally incorporated under the laws of the Province of British Columbia, Canada, on December 31, 2021. On September 27, 2023, the Company completed its continuation and redomestication from the Province of British Columbia, Canada, to the State of Nevada, USA. The Company is headquartered in Oak Ridge, Tennessee.

The Company is a developer of a patented advanced laser and other proprietary technologies, making use of infrared wavelengths to selectively excite the molecules of desired isotopes to separate them from other isotopes. The Company intends to progress its research and development of its laser technology to be used in a vast range of applications such as for production of Low Enriched Uranium (“LEU”) for use in existing civilian nuclear power plants, for production of High-Assay LEU for use in the next generation of Small Modular Reactors and Microreactors, for the production of stable isotopes for medical and scientific research, and applications in quantum computing manufacturing for semiconductor technologies.

These consolidated financial statements include the accounts of LIS Technologies Inc. (formerly known as SMR Nuclear Energy Inc.) and its wholly-owned subsidiary, CRISLA, Inc., which is incorporated in California. On June 26, 2024, the Company’s former wholly-owned subsidiary, Laser Isotope Separation Technologies Corp. (a Nevada corporation), was merged with and into LIS Technologies Inc., with LIS Technologies Inc. as the surviving entity, at which point Laser Isotope Separation Technologies Corp. ceased to exist as a separate legal entity.

Liquidity

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business. As of October 31, 2025, the Company had working capital of $32,453,756, net loss of $21,539,326 accumulated deficit of $35,730,704 and negative cash flows from operations of $8,344,973. As of October 31, 2024, the Company had working capital of $16,504,592 net loss of $13,680,723, accumulated deficit of $14,191,378 and negative cash flows from operations of $3,198,191. The application of the going concern concept is dependent on the Company’s ability to receive continued financial support from its stakeholders and, ultimately, on the Company’s ability to generate profitable operations. Management is of the opinion that sufficient working capital is available to meet the Company’s liabilities and commitments as they come due at least for the next twelve months after the date the consolidated financial statements are issued to conform to the going concern uncertainty period. In order to achieve the Company’s long-term strategy, the Company expects to raise additional equity contributions to support its growth. These consolidated financial statements do not reflect any adjustments or reclassifications of assets and liabilities which would be necessary if the Company were unable to continue as a going concern.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of LIST and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates, judgments, and assumptions. The Company believes that the estimates, judgments, and assumptions made when accounting for items and matters such as, but not limited to, equity-based compensation, contingencies, and the incremental borrowing rates used to measure lease liabilities are reasonable based on information available at the time they are made. These estimates, judgments, and assumptions can affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements, as well as amounts reported on the statements of operations during the periods presented. Actual results could differ from those estimates.

F-20

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurement

The Company measures certain financial assets and liabilities at fair value. Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the Company uses a three-level hierarchy, which prioritizes fair value measurements based on the types of inputs used for the various valuation techniques (market approach, income approach and cost approach). The levels of hierarchy are described below.

Level 1 – Quoted prices in active markets for identical instruments.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Financial assets and liabilities are classified in their entirety based on the most stringent level of input that is significant to the fair value measurement. The carrying amount of certain financial instruments, including prepaid expenses and accounts payable, approximates fair value due to their short maturities. The Company also measures certain liabilities at fair value on a recurring basis. The contingent consideration payable in equity arising from the acquisition of CRISLA, Inc. is classified as Level 3 in the fair value hierarchy, as its valuation is derived from unobservable inputs including probability-weighted milestone assessments and management assumptions regarding future outcomes.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash balances at a financial institution and such amounts exceeded federally insured limits at October 31, 2025 and 2024. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.

Prepaid Expenses and Other Assets

Prepaid expenses primarily relate to payments made to consultants and vendors in advance of the service being provided.

Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and impairment charges. Depreciation is computed using the straight-line method over the estimated useful lives of the assets once they are placed in service. When components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment and depreciated separately.

Land is carried at cost and is not depreciated. Construction in progress represents costs incurred for assets that are not yet placed in service. Construction in progress is not depreciated until the related assets are completed and ready for their intended use, at which point the balance is reclassified to the appropriate asset category and depreciation begins.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount and are recognized in earnings.

In-Process Research and Development

In-process research and development (“IPR&D”) represents the cost of technology acquired in an asset acquisition for use in the Company’s research and development activities. Under ASC 730, acquired intangible assets used in research and development are capitalized if they have alternative future uses; otherwise, the cost is expensed. The Company capitalized the acquired laser isotope separation technology because, at the acquisition date, the Company had identified and documented alternative future uses outside of uranium enrichment, including the production of medical isotopes. Research and development costs incurred after acquisition are expensed as incurred.

In an asset acquisition, the cost of the acquisition, including the fair value of any share consideration and contingent consideration expected to be paid, is allocated to the assets acquired based on their relative fair values at the acquisition date. The Company’s IPR&D was acquired on August 9, 2023 through the acquisition of CRISLA, Inc. No independent valuation or discounted cash flow model was used to measure the IPR&D. Because the parties had no prior relationship and negotiated the acquisition at arm’s length, the Company determined that the total purchase consideration of $1,245,434 represented the best evidence of the fair value of the assets acquired. The principal estimates and assumptions in measuring that consideration were: (i) the fair value of the Company’s common shares, which was measured at $0.093 (CAD $0.125) per share based on cash sales of common stock to third parties during August 2023, as no active market for the shares existed; and (ii) the Company’s assessment that all four milestones underlying the 3,200,000 contingent consideration shares would be achieved, on which basis the contingent shares were included in the acquisition cost at full value. After allocating $4,848 to cash acquired, the remaining $1,240,586 was allocated to IPR&D.

Capitalized IPR&D is not amortized until the associated research and development efforts is complete and the technology is available for its intended use, at which point the Company will determine a useful life and amortize the asset over that life. If the development effort is abandoned, the asset is written off. IPR&D is tested for impairment annually and whenever events or changes in circumstances indicate it is more likely than not that the asset is impaired. Management has not identified any indicators that would suggest any impairment of the IPR&D. An impairment loss is recognized for the amount by which the carrying amount exceeds fair value.

Leases

The Company recognizes right-of-use assets and lease liabilities for leases with terms greater than 12 months. Leases are classified as either finance or operating leases. This classification dictates whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. As of October 31, 2025 and 2024, the Company has one long-term operating lease.

F-21

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long-term leases (leases with initial terms greater than 12 months) are capitalized at the present value of the minimum lease payments not yet paid. The Company uses its incremental borrowing rate to determine the present value of the lease when the rate implicit in the lease is not readily determinable.

Short-term leases (leases with an initial term of 12 months or less or leases that are cancelable by the lessee and lessor without significant penalties) are not capitalized but are expensed on a straight-line basis over the lease term. The Company had a short-term lease related to lab and office facilities which did not meet the criteria for capitalization during the years ended October 31, 2025 and 2024.

Equity-Based Compensation

Equity-based compensation is measured using a fair value-based method for all equity-based awards. The cost of awarded equity instruments is recognized based on each instrument’s grant-date fair value over the period during which the award vests.

Research and Development

Research and development expenses represent costs incurred for designing and engineering products, including the costs of developing design tools. All research and development costs related to product development are expensed as incurred.

Legal Contingencies

The Company is not presently involved in any legal proceedings. The Company records liabilities for losses from legal proceedings when it determines that it is probable that the outcome in a legal proceeding will be unfavorable, and the amount of loss can be reasonably estimated.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when it is “more likely-than-not” that deferred tax assets will not be realized. On a regular basis, the Company evaluates the recoverability of deferred tax assets and the need for a valuation allowance. Such evaluations involve the application of significant judgment. The Company considers multiple factors in its evaluation of the need for a valuation allowance.

For uncertain tax positions that meet a “more likely-than-not” threshold, the Company recognizes the benefit of uncertain tax positions in the consolidated financial statements. The Company’s practice is to recognize interest and penalties, if any, related to uncertain tax positions in income tax expense in the consolidated statements of operations. At October 31, 2025 and 2024, the Company does not believe it has any uncertain tax positions that would require either recognition or disclosure in the accompanying consolidated financial statements.

There are currently no pending tax examinations. The Company’s tax years are still open under statute from 2022 to the present in the U.S. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service and state and local tax authorities to the extent utilized in a future period.

The Company is also subject to certain non-income taxes such as value added taxes, sales taxes, and property taxes. The Company has taken certain positions that management feels, although not free from doubt, should not result in a successful challenge by certain tax authorities.

F-22

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Net Loss per Share

Basic earnings attributable to common stockholders is computed by dividing reported net loss attributable to common shareholders by the weighted-average number of common shares outstanding during the reporting period. Diluted earnings per share attributable to common shareholders is computed by dividing reported net income (loss) attributable to common shareholders by the sum of the weighted-average number of common shares and the number of dilutive potential common share equivalents outstanding during the period. Potential dilutive common share equivalents consist of the incremental common shares issuable upon the exercise of share options and the incremental shares issuable upon conversion of similar instruments.

In computing diluted earnings per share, common share equivalents are not considered in periods in which a net loss is reported, as the inclusion of the common share equivalents would be anti-dilutive.

Shares which have been excluded from diluted per share amounts because their effect would have been anti-dilutive are as follows as of October 31:

	2025	2024
Stock options	24,712,000	19,255,000

Operating Segments

For the years ended October 31, 2025 and 2024, the Company was managed as a single operating segment in accordance with the provisions in the Financial Accounting Standards Board (“FASB”) guidance on segment reporting, which establishes standards for, and requires disclosure of, certain financial information related to reportable operating segments and geographic regions. Furthermore, the Company determined that the Company’s Chairman and Chief Executive Officer is the Chief Operating Decision Maker, as he is responsible for making decisions regarding the allocation of resources and assessing performance as well as for strategic operational decisions and managing the organization as a whole.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all Accounting Standards Updates issued by the FASB. There are no accounting pronouncements which have been issued but are not yet effective that would have a material impact on the Company’s consolidated financial statements.

3. RELATED PARTIES

On August 8, 2024, NANO Nuclear Energy Inc. purchased 2,666,667 shares of the Company’s common stock at $0.75 per share, resulting in total proceeds of $2,000,000. NANO Nuclear Energy Inc. is considered a related party as the Company and NANO Nuclear Energy Inc. share a common founder, officer and significant shareholder (Mr. Jay Jiang Yu).

The Company leases office and laboratory space in Oak Ridge, Tennessee from NANO Nuclear Energy Inc. under a lease agreement at $7,000 per month. Total lease payments to NANO Nuclear Energy, Inc. for the year ended October 31, 2025 were $105,000. All amounts have been paid in full as of October 31, 2025.

4. OTHER INCOME

During the year ended October 31, 2025, the Company earned interest income of $1,156,579 on its cash held at a financial institution, earned $181,042 from a U.S. Department of Energy Task Order contract, and received a Small Business Innovation Research award of $74,866. During the year ended October 31, 2024, the Company earned interest income of $64,157 on its cash and cash held at a financial institution.

5. EQUITY

Reverse Stock Split

On April 22, 2024, the Board of Directors of the Company (the “Board of Directors”) approved a reverse stock split on the basis of one (1) share of common stock, par value $0.0001 per share, for every two and one half (2.5) shares previously outstanding. The number of authorized shares of common stock was reduced from 200,000,000 to 80,000,000, and the par value per share remained unchanged. Fractional shares were rounded up to the nearest whole share. All share and per-share amounts have been retroactively adjusted to reflect the reverse stock split.

Common and Preferred Stock

On June 15, 2024, the Board of Directors and holders of a majority of the Company’s outstanding voting stock approved an amendment to the Articles of Incorporation increasing the authorized shares of common stock from 80,000,000 to 275,000,000 and decreasing the authorized shares of preferred stock from 100,000,000 to 25,000,000, with the total authorized shares remaining at 300,000,000. All shares carry a par value of $0.0001 per share. Holders of common stock are entitled to one vote per share.

Issuance of Common Stock for Cash

Seed Round

The first tranche of the Seed Round was completed in March 2024 comprised of 1,740,756 shares of common stock at a price of $0.75 per share for proceeds of $1,305,567. The second tranche of the Seed Round was completed in August 2024 comprised of 14,091,845 shares of common stock at a price of $0.75 per share for proceeds of $10,568,884. During the year ended October 31, 2024, the Company sold a total of 15,832,601 shares of common stock at a price of $0.75 per share for total proceeds of $11,874,451 as part of the Company’s Seed Round.

Angel Round

As of October 31, 2024, the Company received $7,734,972 in subscriptions as part of the Angel Round, and during November 2024 and December 2024, the Company received $14,836,391 in subscriptions. In December 2024, the Angel Round was completed and the Company issued 12,539,646 shares of common stock at a price of $1.80 per share for proceeds of $22,571,363 as part of the Company’s Angel Round.

Series A

During the year ended October 31, 2025, the Company sold 3,976,764 shares of common stock at a price of $3.00 per share for proceeds of $11,930,292 as part of the Company’s Series A financing.

F-23

5. EQUITY (Continued)

Equity-Based Compensation

Issuance of Common Stock for Consulting fees

During the year ended October 31, 2024, the Company issued to nine consultants an aggregate of 1,005,000 shares of common stock with an aggregate fair value of $753,750. These amounts represent equity-based compensation and is recorded within operating expenses. The fair value of shares is determined by reference to recent cash sales of common stock to third parties, or by the value of services rendered as indicated in the corresponding consulting agreements where the fair value of the equity is not readily determinable.

Stock-Based Compensation

During the year ended October 31, 2025, the Company issued 5,457,000 fully vested stock options with an exercise price of $1.80 per common share and with an expiry date of January 6, 2031. The 5,457,000 options were valued at $5,347,102 based on a Black-Scholes valuation with the following assumptions: Risk-free interest rate: 4.47%; expected life of options: 3 years; estimated volatility: 80.1%; dividend rate: 0%.

During the year ended October 31, 2024, the Company issued 19,255,000 fully vested stock options with a weighted average exercise price of $0.69 per common share with expiry dates from November 1, 2027 to May 29, 2044. The 19,255,000 options were valued at $8,040,634 based on a Black-Scholes valuation with the following assumptions:

Risk-free interest rate: 3.72%-4.82%; expected life of options: 2-10 years; estimated volatility: 71.3%-83.5%; dividend rate: 0%.

During the years ended October 31, 2025 and 2024, the Company utilized the Black-Scholes valuation model to determine the fair value of stock option grants using the following assumptions: 1) stock price based on recent sales of common stock to unrelated parties; 2) expected volatility estimated using the historical volatility of a comparable publicly traded company; 3) expected dividend yield of 0% as the Company has not paid and does not expect to pay dividends; 4) risk-free rate based on the United States Treasury yield curve in effect at the time of the grant; 5) expected term was estimated based on the vesting and contractual term of the stock option grant.

The weighted average grant date fair value of stock options issued during the year ended October 31, 2025 was $0.98 per share. There was no remaining stock compensation expense to be recognized at October 31, 2025 as all options vested immediately upon grant.

The weighted average grant date fair value of stock options issued during the year ended October 31, 2024 was $0.42 per share. There was no remaining stock compensation expense to be recognized at October 31, 2024 as all options vested immediately upon grant.

For the year ended October 31, 2025, $4,857,171 of equity-based compensation was recorded within general and administrative expenses and $489,931 of equity-based compensation was recorded within research and development expenses.

For the year ended October 31, 2024, $7,738,568 of equity-based compensation was recorded within general and administrative expenses and $1,055,816 of equity-based compensation was recorded within research and development expenses.

F-24

5. EQUITY (Continued)

Option Activity

A summary of cumulative option activity under the 2023 Plan is as follows:

	Options outstanding
		Weighted average	Weighted average	Aggregate
	Number of	exercise price	contractual term	intrinsic value
	shares	per share	(in years)	(in thousands)

Outstanding – October 31, 2023	—	$—	—	$—
Options granted	19,255,000	0.69	11.03	8,041
Outstanding – October 31, 2024	19,255,000	$0.69	10.64	$8,041
Options granted	5,457,000	1.80	6.00	5,347
Outstanding – October 31, 2025	24,712,000	$0.94	8.65	$13,388

Vested at end of year	24,712,000	$0.94	9.07	$13,388
Exercisable at the end of the year	24,712,000	$0.94	9.07	$13,388

6. ACQUISITION OF CRISLA

On August 9, 2023, the Company completed the acquisition of CRISLA, Inc. (“CRISLA”). Pursuant to the acquisition agreement, the Company purchased all of the issued and outstanding common shares of CRISLA for $1,245,434 of which $500,000 was paid in cash, $447,260 (CAD 600,000) was paid with 4,800,000 common shares issued on August 9, 2023 to the former CRISLA shareholders (the “CRISLA Closing Consideration Shares”), and 3,200,000 common shares will be issued in the future upon the successful completion of milestones described below (the “CRISLA Contingent Consideration Shares”). On August 9, 2023, the CRISLA closing Consideration Shares and CRISLA Contingent Consideration Shares were valued at a price of $0.093 (CAD $0.125) per share being the price paid in cash sales of common stock to third parties that took place during August 2023. The Company performed an assessment under ASC 805 and applied the relevant screen tests and guidance and accounted for the transaction as an asset acquisition. The cost of the transaction was allocated to the individually identified assets based on their relative fair values. On August 9, 2023, the CRISLA Contingent Consideration Shares were valued at $298,174 (CAD 400,000). The total purchase consideration of $1,245,434 was allocated to the assets acquired based on their relative fair values on the acquisition date, consisting of $4,848 to cash and $1,240,586 to in-process research and development. On October 31, 2024, the CRISLA Contingent Consideration Shares were valued at $2,400,000, based on a price of $0.75 per share being the price paid in cash sales of common stock to third parties that took place during August 2024. During the year ended October 31, 2025, the Company recognized a $7,200,000 loss due to the change in fair value of the CRISLA Contingent Consideration Shares, based on a price of $3.00 per share being the price paid in cash sales of common stock to third parties that took place during May 2025. As of October 31, 2025, the Company had consideration payable of $9,600,000 due to the former CRISLA shareholders.

The CRISLA Contingent Consideration Shares will be issued in tranches upon the successful completion of four milestones (800,000 common shares to be issued at each of the four milestones for a total of 3,200,000 common shares). The Company estimates that these four milestones will be achieved and therefore included the CRISLA Contingent Consideration Shares as part of the CRISLA acquisition cost. There is a potential cash payment due to the former CRISLA shareholders of up to $10 million (less the fair value of the total shares issued to the former CRISLA shareholders) after the fourth milestone, unless the future value of the total shares received by the former CRISLA shareholders has a future fair value equal to $10 million after the fourth milestone, which would result in no additional consideration being payable. The Company has estimated that the future fair value of both the CRISLA Closing Consideration Shares and the CRISLA Contingent Consideration Shares will be above $10 million upon completion of the fourth milestone based on the estimated fair value of the Company’s common shares at October 31, 2025 being the price paid in cash sales of common stock to third parties that took place during the year ended October 31, 2025. The former CRISLA shareholders will earn royalties payable in the future that will be equal to 5% of annual net sales revenue and such royalties would be treated as an operating expense during the periods when the royalties are earned.

F-25

7. INCOME TAXES

The Company’s income tax expense for the years ended October 31, 2025 and 2024 was as follows:

	2025	2024
Current Tax
Federal	$-	$-
State	-	-
	$-	$-
Deferred Tax
Federal	$5,771,073	4,199,135
State	1,223,375	425,438
Less Change in valuation allowance	(6,994,448)	(4,624,573)
	$-	$-

Reconciliation of the Company’s effective tax rate to statutory rates for the years ended October 31, 2025 and 2024 is as follows:

Federal	21.00%	21.00%
State	10.81%	11.88%
Nondeductible expenses	(0.05)%	(0.05)%
Tax rate change	0.55%	0.00%
Other	0.17%	0.97%
Change in valuation allowance	(32.48)%	(33.80)%
	$-	$-

The Company’s deferred tax assets (liabilities) consist of the following as of October 31, 2025, and 2024:

Deferred tax assets:
Net operating loss carryforwards	$4,091,155	$1,019,336
Stock-based compensation	4,539,529	2,934,993
Accrued bonus	38,168	-
Operating lease liabilities	169,965	188,896
Contribution carryovers	31,807	-
Contingent consideration	2,958,585	691,169
Total deferred tax assets	11,829,209	4,834,394
Valuation allowance	(11,619,021)	(4,624,573)
Net deferred tax assets	210,188	209,821
Deferred tax liabilities:
Right-of-use assets	(169,965)	(188,896)
In-process research and development	(39,966)	(20,660)
Unrealized foreign exchange gains	(257)	(265)
Net deferred tax liabilities	(210,188)	(209,821)
	$-	$-

F-26

7. INCOME TAXES (Continued)

As of October 31, 2025 and 2024, the Company had total net deferred tax assets of $11,619,021 and $4,624,573, respectively. A valuation allowance is required to reduce deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during those periods in which those temporary differences are deductible.

After consideration of all the evidence, both positive and negative, management determined that a 100% valuation allowance was necessary as of October 31, 2025 and 2024 in the amount of $11,619,021 and $4,624,573, respectively, to reduce the deferred tax assets to the amount that will more likely than not be realized. The increase in the valuation allowance during the years ended September 30, 2025 and 2024 was $6,994,448 and $4,624,473, respectively.

As of October 31, 2025, the Company subject to limitations, had approximately $11.6 million of federal net operating loss carryforwards for U.S. federal income tax purposes, $13.7 million in net operating loss carryforwards for state income tax purposes and $15.6 million of net operating loss carryforwards for city income tax purposes, to offset future taxable income. The federal net operating loss carryforwards never expire but have annual limitations of 80% of the Company’s taxable income. The state and city net operating losses at various dates between 2039 and 2046 depending on the state and city jurisdiction. The utilization of the Company’s net operating losses are subject to a U.S. federal limitation due to the “change in ownership provisions” under Section 382 of the Internal Revenue Code and other similar limitations in various state jurisdictions. Such limitations may result in a reduction of the amount of net operating loss carryforwards in future years and possibly the expiration of certain net operating loss carryforwards before their utilization.

There are currently no pending tax examinations. The Company’s tax years are still open under statute for tax years 2023 to the present in the U.S. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service and state and local tax authorities to the extent utilized in a future period.

As required by the uncertain tax position guidance in ASC No. 740, Income Tax the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company applied the uncertain tax position guidance in ASC No. 740, Accounting for Income to all tax positions for which the statute of limitations remained open. Any estimates of tax contingencies contain assumptions and judgments about potential actions by taxing jurisdictions. Any interest and penalties related to uncertain tax positions would be included as part of the income tax provision. For years ended October 31, 2025 and 2024, there are no uncertain tax positions.

On July 4, 2025, the One Big Beautiful Bill was enacted (“OBBBA”), introducing significant and wide-ranging changes to the U.S. federal tax system. Significant components include restoration of 100% accelerated tax depreciation on qualifying property including expansion to cover qualified production property. Another major aspect includes the return to immediate expensing of domestic research and experimental expenditures (“R&E”) which in some cases may include retroactive application back to 2022 for businesses with gross receipts of less than $31 million or accelerated tax deductions of R&E that was previously capitalized for larger businesses. The legislation also reinstates EBITDA-based interest deductions for tax purposes and makes several business tax incentives permanent. Less favorable business provisions include limitations on tax deductions for charitable contributions.

8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

	October 31, 2025	October 31, 2024
Construction in Progress [203 Victorius]	$2,025,847	$203,877
Less: accumulated depreciation	-	-
Property, plant and equipment, net	2,025,847	203,877

Land is carried at cost and is not depreciated. Construction in progress is not depreciated until the related assets are completed and placed in service. No depreciation expense was recorded during the periods presented because no depreciable assets had been placed in service.

9. SUBSEQUENT EVENTS

The Company has evaluated all events or transactions that occurred after October 31, 2025 through the date that the consolidated financial statements were available to be issued. During this period, there were no material subsequent events requiring disclosure except those listed below.

In November 2025, the Company granted 4,647,000 fully vested stock options with $3.00 per share exercise price and six year expiry from date of grant.

In January 2026, the Company issued 4,885,396 common shares at $3.50 per share for proceeds of $17,098,912.

In March 2026, the Company issued 3,000,000 shares of common stock to a vendor. Of the total shares issued, 750,000 shares vested immediately upon issuance. The remaining 2,250,000 shares are subject to performance-based vesting conditions tied to the achievement of specific milestones within defined timelines. In the event that such performance milestones are not achieved by the contractually specified dates, the unvested shares are subject to forfeiture and subsequent cancellation.

In March 2026, the Company issued 1,781,945 common shares at $4.00 per share for proceeds of $7,127,780.

F-27

Through and including [●], 2026 (the [●] day after the date of this prospectus) all dealers that effect transactions in these securities, whether or not participating in the listing, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

[●] Shares Common Stock

LIS TECHNOLOGIES INC.

PROSPECTUS

Titan Partners

[●], 2026

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth an itemized statement of the amounts of all our expenses (excluding underwriting discounts and non- accountable expense allowance) in connection with the registration of the common stock offered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq initial listing fee, the amounts set forth below are estimates.

SEC registration fee	$	[●]
FINRA filing fee		[●]
Nasdaq initial listing fee		[●]
Transfer agent fees		[●]
Accounting fees and expenses		[●]
Legal fees and expenses		[●]
Printing and engraving expenses		[●]
Other expenses		[●]
Total	$	[●]

Item 14. Indemnification of Directors and Officers

Nevada Revised Statutes (“NRS”) 78.138(7) provides that, subject to limited statutory exceptions and unless the articles of incorporation or an amendment thereto (in each case filed on or after October 1, 2003) provide for greater individual liability, a director or officer is not individually liable to a corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless it is proven that: (i) the act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and (ii) the breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

NRS 78.7502(1) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person (i) is not liable pursuant to NRS 78.138 or (ii) acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. NRS 78.7502(2) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit if the person (i) is not liable pursuant to NRS 78.138 or (ii) acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, the corporation shall indemnify him or her against expenses, including attorneys’ fees, actually and reasonably incurred by him or her in connection with the defense. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to NRS 78.138 or did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he or she had reasonable cause to believe that the conduct was unlawful. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

II-1

NRS 78.7502(3) provides that any discretionary indemnification pursuant to NRS 78.7502 (unless ordered by a court or advanced pursuant to NRS 78.751(2)), may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances. The determination must be made (i) by the stockholders; (ii) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding; (iii) if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (iv) if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion. NRS 78.751(2) provides that the corporation’s articles of incorporation or bylaws, or an agreement made by the corporation, may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that the director or officer is not entitled to be indemnified by the corporation.

Under the NRS, the indemnification pursuant to NRS 78.7502 and advancement of expenses authorized in or ordered by a court pursuant to NRS 78.751:

●	Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in the person’s official capacity or an action in another capacity while holding office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to NRS 78.751(2), may not be made to or on behalf of any director or officer if a final adjudication establishes that the director’s or officer’s acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action; and

●	Continues for a person who has ceased to be a director, officer, employee, or agent and inures to the benefit of the heirs, executors and administrators of such a person.

A right to indemnification or to advancement of expenses arising under a provision of the articles of incorporation or any bylaw is not eliminated or impaired by an amendment to such provision after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

Our governing documents provide that to the fullest extent permitted under the NRS (including, without limitation, to the fullest extent permitted under NRS 78.7502 and 78.751(3)) and other applicable law, that we shall indemnify our directors and officers in their respective capacities as such and in any and all other capacities in which any of them serves at our request.

Item 15. Recent Sales of Unregistered Securities

During the past three years, we issued securities that were not registered under the Securities Act as set forth below. The following is a summary of transactions from our inception until the date of this prospectus involving sales of our securities that were not registered under the Securities Act. The offers, sales and issuances of the securities described below were exempt from registration either (i) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any offering within the meaning of Section 4(a)(2), or (ii) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, or (iii) under Rule 144A under the Securities Act in that the shares were offered and sold by the initial purchasers to qualified institutional buyers, or (iv) under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation.

II-2

In January 2022, we issued 4,000,000 shares of our common stock to I Financial. Jay Jiang Yu, our Chief Executive Officer and Chairman, is the sole shareholder and director of I Financial.

In January 2022, we issued an aggregate of 2,600,001 shares of our common stock to Jay Jiang Yu, our Chief Executive Officer and Chairman who also currently serves as President, Secretary and Treasurer, and Chairman of the Board of Directors of NANO Nuclear, a related party, and Jaisun Garcha, one of our consultants who also currently serves as Chief Financial Officer of NANO Nuclear, a related party, for services they rendered to us.

In March 2023, we issued an aggregate of 4,929,663 shares of our common stock to certain investors, and received aggregate proceeds of C$246,483.

In June 2023, we issued 200,000 shares of our common stock to a consultant for services received.

In August 2023, we issued an aggregate of 4,800,000 shares of our common stock to the former CRISLA shareholders , including Christo J. Liebenberg and Dr. Jozef W. Eerkens (the “CRISLA Closing Consideration Shares”), with the balance of an aggregate of 3,200,000 shares of our common stock to be issued in the future upon the successful completion of four milestones (with each 800,000 shares of our common stock to be issued at each of the four milestones).

In August 2023, we issued an aggregate of 5,491,392 shares of our common stock to certain investors, and received aggregate proceeds of C$686,424.

In August 2023, we issued an aggregate of 320,000 shares of our common stock to certain consultants for services received.

In August 2023, we issued an aggregate of 80,000 shares of our common stock to Thomas Blees, one of our consultants who serves as a member of the executive advisory board, for services rendered to us.

In August 2023, we issued an aggregate of 800,000 shares of our common stock to James Walker, one of our consultants who also currently serves as the Chief Executive Officer and director of NANO Nuclear, for services rendered to us.

In March 2024, we issued an aggregate of 1,740,756 shares of our common stock to certain investors, and received aggregate proceeds of $1,305,558.

In May 2024, we issued an aggregate of 110,000 shares of our common stock to certain consultants for services received.

In May 2024, we issued 200,000 shares of our common stock to Randall L. Beatty, Ph.D., our Chairman of the Executive Advisory Board for UF6 Gas Handling Systems, for services he rendered to us.

In May 2024, we issued 30,000 shares of our common stock to Dennis Garratt, Ph.D., our Chairman of the Executive Advisory Board for Laser Enrichment (CRISLA 2G Canada), for services he rendered to us.

In May 2024, we issued an aggregate of 40,000 shares of our common stock to Junaid Razvi Ph.D., our Senior Advisor in Nuclear Energy, for services he rendered to us.

In July 2024, we issued an aggregate of 200,000 shares of our common stock to a consultant for services received.

In August 2024, we issued 2,666,667 shares of our common stock to NANO Nuclear and received aggregate proceeds of $2,000,000.

In August 2024, we issued an aggregate of 11,425,178 shares of our common stock to certain investors and received aggregate proceeds of $8,568,883.50.

In August 2024, we issued an aggregate of 175,000 shares of our common stock to certain consultants for services received.

In August 2024, we issued 250,000 shares of our common stock to Viktor Chikan, our Chief Technology Officer, for services he rendered to us.

In December 2024, we issued an aggregate of 12,539,646 shares of our common stock to certain investors and received aggregate proceeds of $22,571,386.

In May 2025, we issued an aggregate of 3,976,764 shares of our common stock to certain investors, and received aggregate proceeds of $11,930,356.

In January 2026, we issued an aggregate of 4,885,396 shares of our common stock to certain investors, and received aggregate proceeds of $17,098,912.

In March 2026, we issued an aggregate of 1,781,945 shares of our common stock to certain investors, and received aggregate proceeds of $7,127,780.

In March 2026, we issued an aggregate of 2,039,000 shares of our common stock upon the exercise of outstanding stock options by certain consultants and other option holders. Of this amount, the following related parties exercised options: James Walker exercised 300,000, Jaisun Garcha exercised 550,000, Atul Sabharwal, an independent director of our company, exercised 75,000, Udyr Tech LLC exercised 160,000, and Jay Jiang Yu, our Chief Executive Officer and Chairman, through its wholly owned entity, I Financial, exercised 800,000. The remaining 154,000 shares were issued to other consultants upon exercise of their options. Udyr Tech LLC is a limited liability company incorporated under the laws of Delaware. Jared Yu, a sibling of our Chief Executive Officer and Chairman, Jay Jiang Yu, is the sole member of Udyr Tech LLC and thus exercises voting and dispositive power of the securities held by Udyr Tech LLC.

In March 2026, we issued an aggregate of 3,000,000 shares of our common stock to Starfire Industries, subject to forfeiture under certain conditions as more fully specified in a strategic investment agreement between LIST and Starfire Industries. See “Business – Material Agreements.”

In July 2026, we issued 30,000 shares of our common stock upon the exercise of outstanding stock options to a consultant.

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Item 16. Exhibits

The following is a list of exhibits filed as a part of this registration statement:

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement between the Registrant and Titan Partners Securities LLC
3.1*	Articles of Incorporation of the Registrant.
3.2*	Amended and Restated Bylaws of the Registrant.
4.1*	Specimen Common Stock Certificate.
4.2*	Form of Underwriter’s Warrant.
5.1*	Opinion of Parsons Behle & Latimer as to the legality of the securities being registered.
10.1*	Amended and Restated Employment Agreement, dated [●], 2026, between the Registrant and the Chief Executive Officer Jay Jiang Yu.
10.2*	Employment Agreement, dated December 1, 2024, between the Registrant and President Christo J. Liebenberg.
10.3*	Employment Agreement, dated November 15, 2024, between the Registrant and the Chief Financial Officer Ewurama Rama Rhule.
10.4*	Employment Agreement and Amendment to Employment Agreement, dated December 1, 2024 and July 21, 2025, respectively, between the Registrant and Chief Technology Officer Viktor Chikan.
10.5*	Employment Agreement and Amendment to Employment Agreement, dated June 15, 2024 and February 19, 2026, respectively, between the Registrant and the Chief Operations Officer Lloyd Jollay.
10.6*	Form of Independent Director Agreements
10.7*	Amended and Restated Joint Collaboration Agreement, dated September 8, 2026, between the Registrant and NANO Nuclear Energy Inc.
10.8*+^	Strategic Investment Agreement and Its Amendment, dated November 14, 2025 and March 24, 2026, respectively, between the Registrant and Starfire Industries LLC.
10.9*	Master Professional Services Agreement, dated July 2, 2025, between the Registrant and Starfire Industries LLC.
10.10*	Patent Assignment between the Registrant and CRISLA Inc.
10.11*	Master Services Agreement, dated February 6, 2026, by and between the Registrant and Enveniam LLC.
10.12*	Lease Agreement, dated September 2, 2024, by and between the Registrant and NANO Nuclear Energy Inc.
14.1*	Code of Business Conduct and Ethics.
19.1*	Insider Trading Policies and Procedures.
21.1*	List of Subsidiaries.
23.1*	Consent of WithumSmith+Brown, PC, Independent Registered Public Accounting Firm.
23.2*	Consent of Parsons Behle & Latimer (contained in Exhibit 5.1).
24.1*	Power of Attorney (included on signature page of this Registration Statement).
99.1*	Executive Compensation Clawback Policy.
99.2*	Audit Committee Charter.
99.3*	Compensation Committee Charter.
99.4*	Nominating and Corporate Governance Committee Charter.
107*	Filing Fee Table.

* To be filed.

+ Certain portions of this exhibit are omitted pursuant to Item 601(b)(10)(iv) of Regulations S-K because they are not material and are the type that the registrant treats as private or confidential. The Registrant hereby agrees to furnish a copy of any omitted portion to the SEC upon request.

^ Certain portions of the exhibit have been omitted pursuant to Item 601(a)(6) of Regulations S-K. The Company hereby agrees to furnish a copy of any omitted portion to the SEC upon request.

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Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is relying on Rule 430B (§230.430B):

(a) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) [§230.424(b)(3)] shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(b) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) [§230.424(b)(2), (b)(5), or (b)(7)] as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) [§230.415(a)(1)(i), (vii), or (x)] for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

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(ii)	If the registrant is subject to Rule 430C (§230.430C), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	The undersigned registrant hereby undertakes that:

(i)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Oak Ridge, Tennessee on [●], 2026.

LIS Technologies Inc.

By:
Name:	Jay Jiang Yu
Title:	Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Jay Jiang Yu  as his or her true and lawful attorney-in-fact and agent, with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)	[●]
Jay Jiang Yu

	Chief Financial Officer (principal financial and accounting officer)	[●]
Ewurama Rama Rhule

	Independent Director	[●]
Atul Sabharwal

	Independent Director	[●]
Michele A. Perlin

	Independent Director	[●]
Kerry Sebree

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